As filed with the Securities and Exchange Commission on May 22, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Plains Exploration & Production Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	33-0430755
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

700 Milam, Suite 3100 Houston, Texas 77002 (713) 579-6000	John F. Wombwell Executive Vice President, General Counsel and Secretary Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, Texas 77002 (713) 579-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael E. Dillard, P.C. Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, Texas 77002 Telephone: (713) 220-5800	Andrew L. Gates, III Senior Vice President, General Counsel and Secretary Stone Energy Corporation 625 E. Kaliste Saloom Road Lafayette, Louisiana 70508 Telephone: (337) 237-0410	Alan P. Baden Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, NY 10103-0040 Telephone: (212) 237-0000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all other conditions to the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	34,514,861	N/A	$1,199,391,419.75	$128,334.88

(1)	Represents the maximum number of shares of Plains common stock estimated to be issuable upon the consummation of the merger described herein.
(2)	Pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Stone common stock, as reported on the New York Stock Exchange on May 16, 2006, and computed based on the estimated maximum number of shares that may be exchanged for the Plains common stock being registered, including shares issuable upon exercise of outstanding options or other securities to acquire Stone common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 22, 2006

PXP	STONE

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Plains Exploration & Production Company and Stone Energy Corporation have agreed upon a merger in which Stone will combine with Plains. We are sending this joint proxy statement/prospectus to you to ask you to vote in favor of this merger and other matters.

If the merger is consummated, the Stone common stock will be acquired for total consideration estimated at $1.8 billion, including the assumption of $563 million of debt and assuming the merger consideration is based on the closing price of Plains common stock of $34.47 on May 16, 2006. Each outstanding share of Stone common stock will be converted into the right to receive 1.25 shares of Plains common stock, par value $0.01 per share. As a result, Stone stockholders will hold approximately 30% and Plains stockholders will hold approximately 70% of the combined company.

The Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

The Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.”

Your vote is very important. We cannot complete the merger unless the Plains common stockholders vote to approve the issuance of Plains common stock and the Stone common stockholders vote to adopt the merger agreement.

This document is a prospectus relating to the shares of Plains common stock to be issued in the merger and a joint proxy statement for Plains and Stone to solicit proxies for their respective special meetings of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement, and related transactions, followed by a more detailed discussion.

For a discussion of certain significant matters that you should consider before voting on the proposed transaction, see “ Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Plains common stock to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             , 2006 and is first being mailed to stockholders of Plains and Stone on or about             , 2006.

PLAINS EXPLORATION & PRODUCTION COMPANY

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2006

To the Stockholders of Plains Exploration & Production Company:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Plains Exploration & Production Company will be held at                                         , on                     , 2006 at 10:00 a.m., Houston, Texas time, for the following purposes:

1.	to consider and vote upon a proposal for the Plains stockholders to approve the issuance of Plains common stock to Stone Energy Corporation’s stockholders as a result of the merger of a wholly owned subsidiary of Plains with and into Stone, with Stone becoming a wholly owned subsidiary of Plains, as a result of the transactions contemplated by the Agreement and Plan of Merger, dated April 23, 2006, by and among Plains, Plains Acquisition Corporation and Stone;

2.	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 150,000,000 to 200,000,000 if the merger occurs;

3.	to consider and vote upon proposed amendments to Plains’ 2004 Stock Incentive Plan, including to increase the number of common shares that may be granted under the plan from 5,000,000 to 12,000,000; and

4.	to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on                     , 2006, are entitled to notice of and to vote at the special meeting or at any adjournments or postponements thereof. Each share of Plains common stock is entitled to one vote at the special meeting. The approval of the issuance of Plains common stock and the approval of the amendments to the 2004 Stock Incentive Plan require the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists. The approval of the amendment to Plains’ certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Plains common stock. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Plains’ offices in Houston, Texas during normal business hours by any holder of Plains common stock for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any Plains stockholder may inspect it for any purpose relevant to the special meeting.

The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the special meeting to approve the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2 and 3 above.

By Order of the Board of Directors,

James C. Flores
Chairman of the Board, President and Chief Executive Officer

Houston, Texas

                    , 2006

Your vote is important. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2006

To the Stockholders of Stone Energy Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Stone Energy Corporation will be held at                 , on                     , 2006 at 9:30 a.m., Lafayette, Louisiana time, for the following purposes:

1.	to consider and vote upon a proposal for the Stone stockholders to adopt the Agreement and Plan of Merger, dated April 23, 2006, by and among Plains Exploration & Production Company, Plains Acquisition Corporation and Stone, pursuant to which Stone will merge with Plains Acquisition Corporation, a wholly owned subsidiary of Plains Exploration & Production Company; and

2.	to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on                     , 2006, are entitled to notice of and to vote at the special meeting or at any adjournments or postponements thereof. Each share of Stone common stock is entitled to one vote at the special meeting. The affirmative vote of a majority of the outstanding shares of Stone common stock is required to adopt the merger agreement. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Stone’s offices in Lafayette, Louisiana during normal business hours by any holder of Stone common stock for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any Stone stockholder may inspect it for any purpose relevant to the special meeting. Holders of Stone common stock are not entitled to dissenters’ appraisal rights under the Delaware General Corporation Law in respect of the merger.

The board of directors of Stone has determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Stone and its stockholders, and the board of directors of Stone unanimously approved the merger agreement, declared its advisability, and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the Merger Agreement. As described on pages 78 to 79, some Stone directors and executive officers will receive financial benefits as a result of the merger.

By Order of the Board of Directors,

David H. Welch
President and Chief Executive Officer

Lafayette, Louisiana

                    , 2006

Your vote is important. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Plains from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Plains at the following address:

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, Texas 77002 Attention: Joanna Pankey Telephone: (713) 579-6000

You will not be charged for any of these documents that you request. If you would like to request documents from Plains, please do so by              , 2006, to receive timely delivery of the documents in advance of the Plains special meeting.

See “Where You Can Find More Information” on page 111.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Set forth below are commonly asked questions and answers about the merger, including parenthetical page references to the more complete discussion in this document of the questions answered in this section. For a more complete description of the legal and other terms of the merger, please read carefully this entire document and the other available information referred to in “Where You Can Find More Information” on page 111.

Q:	What will happen in the merger?

A:	The proposed merger will combine the businesses of Plains and Stone. At the effective time of the merger, Plains Acquisition Corporation, a newly formed, wholly owned subsidiary of Plains, will merge into Stone, with Stone becoming a wholly owned subsidiary of Plains. Plains will continue as a public company. Following the merger, the combined company will be a primarily domestic independent oil and gas company with an anticipated enterprise value of approximately $5.3 billion based on the closing price of Plains common stock on May 16, 2006.

Q:	Why are Plains and Stone proposing the merger? (see pages 59 to 62)

A:	Plains believes that the merger will:

•	Improve Market Position. The combined company is projected to have pro forma average daily production of approximately 100–110 MBOE in 2007 based on the indicative guidance range issued by Plains for the combined company and pro forma estimated net proved reserves of approximately 500 MMBOE as of December 31, 2005. Plains believes that its increased size will result in greater hedging, marketing, purchasing and operating strength, facilitate internal growth and promote long-term stockholder value.

•	Provide Meaningful Accretion to Cash Flow. The merger should significantly increase Plains’ cash margins and overall cash flow.

•	Improve Financial Flexibility. Plains believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Stone has individually. In addition, the combined company should be better positioned to fund future growth projects and reduce leverage through increased cash flow, capital rationalization opportunities and possible divestiture of non-core properties.

•	Balanced Exploration, Exploitation and Development Opportunities. The merger should provide Plains with a more balanced portfolio of investment opportunities, thereby giving management more flexibility in its long-term capital allocation decisions. In particular, the combined company should be in a position to maximize the value of Plains’ deepwater portfolio, including its recently announced deepwater discoveries at Big Foot in Walker Ridge Block 29 and Caesar in Green Canyon Block 683. The combined company will have greater human, capital and seismic resources to participate in the development of existing discoveries, as well as additional exploration and future leasing activities.

•	Provide a Fair Exchange Ratio. JPMorgan Securities Inc. presented its opinion to the Plains board of directors to the effect that, based upon its review and assumptions and subject to specific matters stated in the opinion, as of April 23, 2006, the exchange ratio in the merger was fair, from a financial point of view, to Plains. For a more detailed discussion of the opinion of JPMorgan Securities Inc., please see “The Merger—Plains’ Financial Advisors” beginning on page 71.

•	Diversify Reserve Commodity and Geographic Mix. The merger will reduce Plains’ dependence on the California oil market and exposure to the California regulatory system. The merger will add significantly to production and reserves and will increase the percentage of Plains’ reserves and production from natural gas.

•	Expand Plains’ Presence in the Rocky Mountains and the Gulf Coast. The merger is in accordance with Plains’ long-term strategy of growth through mergers and acquisitions. The merger should provide Plains with high return investment opportunities in the Gulf Coast region and growth opportunities in the Rocky Mountains region, including the Williston Basin, as well as further consolidation opportunities.

•	Create Synergies and Cost Savings. Plains expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Plains expects to reduce costs in the combined operations by approximately $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses and benefiting from other cost savings.

•	Shorten Reserve to Production Ratio. The merger is expected to increase Plains’ current production and its proved developed reserves as a percentage of its total proved reserves, thereby shortening its reserve life to production ratio.

A:	In reaching its decision to approve the merger, the Stone board of directors considered a number of factors, including the following:

•	the merger is consistent with Stone’s strategy to diversify its asset base; the combined company will have three growth engines, California, the Rockies and the Gulf of Mexico;

•	Plains has a track record of creating long-term value for stockholders;

•	the combined company would have a significantly longer reserves to production life reducing volatility and reinvestment risk;

•	the combined company will have the size and scope to materially participate in the deepwater Gulf of Mexico and other potential areas for growth where Stone believes that significant additional reserves are yet to be discovered;

•	the merger will permit the combined company to effectively compete with other exploration and production companies, many of which have recently grown by merger or acquisition;

•	the combined company will have increased technical expertise, seismic data, and undeveloped acreage;

•	the board of directors believes that worldwide energy demand will remain strong and continued equity participation in the business from a more diversified and broad base is warranted;

•	the merger is structured as a tax free transaction;

•	the exchange ratio in the merger represented a premium of approximately 11% to the closing trading price on April 21, 2006 of the shares of Stone’s common stock;

•	the terms of the merger agreement permit Stone to terminate the merger agreement at any time before the meeting to accept a superior proposal, subject to its obligation to comply with procedural requirements of the merger agreement and to pay a termination fee; and

•	in its opinion letter, dated April 23, 2006, to the Stone board of directors Jefferies opined that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in the opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates).

Q:	How will the merger affect Stone common stockholders? What will Stone common stockholders receive for their shares? (see pages 80 to 81)

A:	Under the terms of the merger agreement, Stone common stockholders will receive 1.25 shares of Plains common stock for each share of Stone common stock they own, which equates to $43.09 per Stone common share based on the May 16, 2006 closing price of $34.47 per Plains common share. Following the merger, Stone stockholders will own approximately 30% of the combined company.

Q:	What will happen to Stone’s stock options and restricted stock in the merger? (see pages 80 to 81)

A:	Before the merger is completed, Stone will repurchase all outstanding stock options for cash.

Immediately before the merger is completed, all restrictions on Stone restricted stock awards will expire, and upon completion of the merger all such shares will convert into Plains common stock. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 80.

Q:	What will happen at the Plains meeting in addition to voting on the issuance of Plains shares?

A:	In addition to voting on the issuance of Plains shares as a result of the merger, at the special meeting Plains stockholders will vote on the following additional matters:

•	to approve a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 150,000,000 to 200,000,000 if the merger occurs; and

•	to approve proposed amendments to Plains’ 2004 Stock Incentive Plan, including to increase the number of common shares that may be granted under the plan from 5,000,000 to 12,000,000.

Q:	Will Plains stockholders receive any shares in the merger?

A:	No. Plains stockholders will continue to hold the Plains common stock they owned prior to the effective time of the merger.

Q:	Where will my shares be traded after the merger?

A:	Plains common stock will be traded on the New York Stock Exchange under the symbol “PXP.” Stone common stock will no longer be traded.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly following the Plains special meeting of stockholders and the Stone special meeting of stockholders.

Q:	How do I vote my shares at my stockholder meeting? (see pages 23 to 25)

A:	After carefully reading this document and the information incorporated by reference, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at your stockholder meeting. To assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend your stockholder meeting in person. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal submitted to Stone stockholders if you are a Stone stockholder and in favor of the proposals submitted to Plains stockholders if you are a Plains stockholder. You may revoke your proxy on or before the day of your stockholder meeting by following the instructions on page 25. You then may either change your vote or attend your stockholder meeting and vote in person.

Q:	What happens if I abstain from voting, or do not submit a proxy or vote? (see pages 24 to 25)

A:	If you are a Stone stockholder, any of these actions will have the effect of a vote against adopting the merger agreement.

A:

If you are a Plains stockholder, an abstention or failure to vote will have no effect on the approval of the issuance of Plains common stock and the approval of the amendments to the 2004 Stock Incentive Plan.

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However, broker non-votes will not count for the purpose of determining whether a quorum exists. An abstention or failure to vote will have the effect of a vote against the amendment to Plains’ certificate of incorporation.

Q:	What should I do if I want to change my vote? (see page 25)

A:	You can change your vote at any time before your proxy card is voted at your stockholder meeting. You can do this in one of three ways:

•	you can send a written notice to the company of which you are a stockholder stating that you revoke your proxy;

•	you can complete and submit a later dated proxy card to that company; or

•	you can attend your stockholder meeting and vote in person.

However, your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure your broker provides to change those instructions.

Q:	What vote does my board of directors recommend?

A:	The Plains board of directors unanimously recommends that its stockholders vote at the special meeting to approve the proposals, including the issuance of the Plains common stock as a result of the transactions contemplated by the merger agreement. The Stone board of directors unanimously recommends that its stockholders vote in favor of the adoption of the merger agreement. As described on pages 78 to 79, some of Stone’s directors and executive officers will receive financial benefits as a result of the merger.

Q:	What votes are required to approve the merger? (see page 24)

A:	The approval of the issuance of Plains common stock and of the amendments to the 2004 Stock Incentive Plan requires the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists for voting on such share issuance. The approval of the amendment to Plains’ certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Plains common stock as of the record date. Adoption of the merger agreement by Stone stockholders requires the affirmative vote of a majority of the outstanding shares of Stone common stock as of the record date.

Q:	If my broker holds my shares in “street name,” will my broker vote them for me without my instructions?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure your broker provides.

Q:	Should I send in my stock certificates now?

A:	No. If you are a Stone stockholder, after the merger we will send written instructions on how to exchange your Stone stock certificates for certificates representing Plains common stock.

Q:	Are Stone stockholders entitled to appraisal rights?

A:	Stone stockholders are not entitled to appraisal rights.

Q:	Is the merger taxable?

A:	Stone and Plains each expect the merger to be tax free pursuant to Section 368(a) of the Internal Revenue Code to the extent Stone stockholders receive stock in the merger.

Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 88 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Is the merger contingent on stockholder approval of all the Plains proposals?

A:	No. The only vote required by the Plains stockholders to effect the merger is the approval regarding the issuance of Plains common stock.

Q:	Is the consummation of the merger contingent on the approval of any party other than the stockholders of Plains and Stone?

A:	In addition to stockholder approval, the consummation of the merger is contingent upon the following:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must have expired or been terminated; and

•	the Plains common stock to be issued in the merger must have been approved for listing on the New York Stock Exchange.

Plains and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. We have described these risks and other risks in more detail under “Risk Factors” beginning on page 16.

Q:	Where can I find more information about the companies?

A:	Both Plains and Stone file periodic reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the SEC’s public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. This information is also available through the Internet site maintained by the SEC at http://www.sec.gov and at the offices of the New York Stock Exchange.

In addition, you may obtain some of this information directly from the companies. For a more detailed description of the information available, please see “Where You Can Find More Information” on page 111.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, please call the Investor Relations Department of Plains at (713) 579-6000 or Kenneth Beer, Chief Financial Officer of Stone at (337) 237-0410.

SUMMARY

This summary primarily highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the other available information referred to under “Where You Can Find More Information” on page 111. We encourage you to read the merger agreement, the legal document governing the merger, which is included as Annex A to this document and incorporated by reference herein. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. Unless otherwise stated, all discussions of Plains outstanding shares, shares of restricted stock and options, pro forma for the merger with Stone, assume that all Stone restricted stock is converted into Plains common stock and all Stone stock options are cancelled. We have defined certain oil and gas industry terms used in this document in the “Glossary of Oil and Gas Terms” beginning on page 112.

The Companies

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

(713) 579-6000

Plains is an independent oil and gas company primarily engaged in the activities of acquiring, developing, exploiting, exploring and producing oil and gas properties in the United States. Plains owns oil and gas properties in six states with principal operations in:

•	the Los Angeles and San Joaquin Basins onshore California;

•	the Santa Maria Basin offshore California;

•	the Gulf Coast Basin onshore and offshore Louisiana, including the Gulf of Mexico; and

•	the Val Verde portion of the greater Permian Basin in Texas.

As of December 31, 2005, Plains had estimated net proved reserves of approximately 401 MMBOE, of which approximately 89% was comprised of oil and approximately 67% was proved developed. Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

In June 2003 Plains acquired 3TEC Energy Corporation, an oil and gas company with properties concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico. Plains acquired 3TEC for approximately $312.9 million in cash and common stock plus $90.0 million to retire outstanding debt. On May 31, 2005, Plains closed the sale to XTO Energy, Inc. of interests in producing properties located in East Texas and Oklahoma for net proceeds of approximately $341 million.

In May 2004 Plains acquired Nuevo Energy Company, an oil and gas company with properties onshore and offshore California and West Texas. Plains acquired Nuevo for approximately $575.0 million in stock, plus the assumption of $254 million in net debt and $115 million of convertible securities.

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

Stone is an independent oil and gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and gas properties located in the conventional shelf of the Gulf of Mexico, the deep shelf of the Gulf of Mexico, the deepwater of the Gulf of Mexico, Rocky Mountain Basins and the Williston Basin. As of March 1, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 60 primary term leases in the Gulf Coast Basin and 21 active properties (fields) in the Rocky Mountain Region. As of December 31, 2005, Stone had estimated proved reserves of approximately 593 billion cubic feet of natural gas equivalent (99 MMBOE), 73% of which were classified as proved developed and 58% of which were natural gas.

The Merger

(see pages 53 to 79)

Pursuant to the merger agreement, Plains Acquisition, a newly formed, wholly owned subsidiary of Plains, will merge into Stone with Stone becoming a wholly owned subsidiary of Plains.

In the merger, Stone common stockholders will receive 1.25 shares of Plains common stock for each share of Stone common stock they own. This equates to $43.09 per Stone common share based on the closing price of Plains common stock of $34.47 on May 16, 2006. After the merger is completed, Stone common stockholders will own approximately 30% of Plains, and Plains common stockholders will own the remaining 70%.

The merger is expected to qualify as a tax free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, the merger is expected to be tax free to Plains stockholders, and to the Stone stockholders to the extent the Stone stockholders receive Plains common stock in the merger.

The following charts show the structure of Plains and Stone before and after the merger:

Merger of Plains Acquisition into Stone(1)

(1)	Plains Acquisition, a newly formed, wholly owned subsidiary of Plains, will merge into Stone with Stone becoming a wholly owned subsidiary of Plains. Because this transaction is a change of control of Stone as defined in the indentures for Stone’s senior subordinated notes, Stone will be required to offer to purchase notes held by the Stone bondholders for 101% of the principal amount outstanding plus accrued interest. In addition, as a result of Stone becoming a subsidiary of Plains, different groups of Plains entities will be required to comply with the indenture for the Plains senior notes and senior subordinated notes and the indentures for any Stone senior subordinated notes that are not repurchased in the change of control offer or otherwise refinanced, and each such group will be limited from engaging in certain transactions with the other group.

Stone Options. Before the merger is completed, Stone will repurchase all outstanding options for cash. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 80.

Stone Restricted Stock. Immediately before the merger is completed, all restrictions on Stone restricted stock awards will expire. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 80.

Plains. The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the special meeting to approve the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement. See “The Merger—Background of the Merger” beginning on page 53. In addition, the Plains board of directors unanimously recommends that Plains stockholders vote to approve the amendment to Plains’ certificate of incorporation to increase Plains’ authorized stock and the amendments to Plains’ 2004 Stock Incentive Plan, including the increase in the number of common shares that may be granted under the plan.

Stone. The board of directors of Stone has unanimously approved the merger agreement, declared the merger agreement advisable, determined that the merger agreement and the transactions contemplated by it fair to and in the best interests of Stone and its stockholders, and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the merger agreement. See “The Merger—Background of the Merger” beginning on page 53. As described on pages 78 to 79, some Stone directors and officers will receive financial benefits as a result of the merger.

Opinions of Financial Advisors

(see pages 62 to 77)

In deciding to recommend the merger, we each considered opinions from our respective financial advisors.

Plains received a written opinion from J.P. Morgan to the effect that as of the date of such opinion, and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

Stone received a written opinion from Jefferies & Company, Inc., through its Randall & Dewey division, to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates).

The full texts of these opinions describe the basis and assumptions on which they were rendered and are attached as Annexes B and C. We urge you to read these opinions carefully and in their entirety.

Board of Directors and Management of Plains Following the Merger

(see pages 77 to 78)

The board of directors of Plains following the merger will consist of the same persons as prior to the merger. The management of Plains following the merger will consist of the same persons as prior to the merger, except that Kenneth Beer, the chief financial officer of Stone, is expected to become the chief financial officer of Plains following the merger.

The Stockholder Meetings

(see pages 23 to 25)

Plains. The Plains special meeting will be held for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of Plains common stock to Stone’s stockholders as a result of the merger;

•	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 150,000,000 to 200,000,000 if the merger occurs; and

•	to consider and vote upon proposed amendments to Plains’ 2004 Stock Incentive Plan, including to increase the number of common shares that may be granted under the plan from 5,000,000 to 12,000,000.

Stone. The Stone special meeting will be held to consider and vote upon the approval and adoption of the merger agreement.

Record Dates

Plains. You may vote at the special meeting of Plains stockholders if you owned Plains common stock at the close of business on                     , 2006.

Stone. You may vote at the annual meeting of Stone stockholders if you owned Stone common stock at the close of business on                     , 2006.

Votes Required

(see page 24)

Plains. Each share of Plains common stock outstanding as of the record date will be entitled to one vote at the special meeting. The approval of the issuance of Plains common stock and of the amendments to the 2004 Stock Incentive Plan require the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists. The approval of the amendment to Plains’ certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Plains common stock.

If you are a holder of Plains common stock and you do not vote your shares or abstain from voting your shares with respect to the proposal to amend the certificate of incorporation, such actions will be the equivalent of a “no” vote because the adoption of the amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding shares of Plains common stock. In addition, broker non-votes will be the equivalent of a “no” vote because the amendment to the certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Plains common stock.

Stone. Each share of Stone common stock outstanding as of the record date is entitled to one vote at the special meeting. Adoption of the merger agreement by Stone stockholders requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

If you are a holder of Stone common stock and you do not vote your shares or abstain from voting your shares, such actions will be the equivalent of a “no” vote because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Stone common stock. In addition, broker non-votes will be the equivalent of a “no” vote because the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

Share Ownership of Management

(see pages 91 to 93)

Plains. As of the record date for the Plains special meeting, there were              shares of Plains common stock outstanding. Directors and executive officers of Plains beneficially owned approximately         % of the outstanding Plains common stock on the record date.

Stone. As of the record date for the Stone special meeting, there were              shares of Stone common stock outstanding. Directors and executive officers of Stone beneficially owned approximately         % of the shares of Stone common stock on the record date.

Risks Associated with the Merger

(see pages 16 to 20)

You should be aware of and carefully consider the risks relating to the merger described under “Risk Factors.” These risks include possible difficulties in combining two companies that have previously operated independently.

Accounting Treatment

(see page 77)

The merger will be accounted for as an acquisition of Stone by Plains using the “purchase” method of accounting. In addition, Plains will continue to use the full cost method of accounting for its oil and gas properties.

Conditions to the Merger

(see pages 84 to 85)

We will complete the merger only if the conditions to the merger are satisfied, including the following:

•	the adoption of the merger agreement by Stone common stockholders;

•	the approval of the Plains common stock issuance in connection with the merger by the Plains common stockholders;

•	the receipt of tax opinions from counsel for each of Plains and Stone that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code;

•	the absence of any material adverse effect upon either Plains or Stone;

•	the absence of any law or court order that prohibits the merger;

•	the applicable waiting period under the Hart-Scott-Rodino Act has expired or been terminated; and

•	the shares of Plains common stock to be issued in the merger have been approved for listing on the New York Stock Exchange.

Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.

Termination of the Merger Agreement

(see pages 85 to 86)

We can agree to terminate the merger agreement at any time. In addition, either of us can unilaterally terminate the merger agreement in various circumstances, including the following:

•	if the merger has not been completed by December 31, 2006 and if the terminating company has not materially breached its obligations under the merger agreement, which breach proximately contributed to the failure to consummate the merger on or prior to such date; and

•	if Stone stockholders fail to adopt the merger agreement or the Plains stockholders fail to approve the issuance of Plains common stock as a result of the merger.

Termination Fee

(see page 86)

Upon the occurrence of certain termination events in connection with an offer or proposal regarding a business combination, Stone may be required to pay Plains a termination fee of $43.5 million.

Interests of Certain Persons in the Merger that Differ from Your Interests

(see pages 78 to 79)

Stone’s directors and executive officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of Stone. These interests include:

•	pursuant to Stone severance plans and retention policies, all Stone executive officers will receive cash payments as the result of merger;

•	all restrictions on restricted stock awards held by Stone officers and directors will expire;

•	stock options held by Stone officers and directors will be purchased for cash by Stone immediately prior to the merger; and

•	for six years after the merger, Stone will indemnify and maintain liability insurance for the officers and directors of Stone and its subsidiaries.

As of the date of this document, there are no agreements with Plains for the employment of any of Stone’s directors or the continuing employment of any of Stone’s executive officers, although Plains has announced that Kenneth Beer will join Plains as Executive Vice President and Chief Financial Officer. Other than as set forth above, the interests of Stone’s directors and executive officers in the merger are limited to their interests as stockholders of Stone.

Stone’s directors and executive officers beneficially owned approximately         % of the shares of Stone common stock as of the record date for the Stone special meeting.

Acquisition Proposals

(see pages 83 to 84)

Until the termination of the merger agreement, Stone, and its officers, directors and agents, will not (i) solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or reasonably could be expected to lead to an acquisition proposal, (ii) enter into any agreement with respect to an acquisition proposal or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information or furnish any information with respect to, or otherwise cooperate in any way with, an acquisition proposal. Stone may, however, communicate with third parties that make bona fide unsolicited written acquisition proposals that, in its board’s good faith determination after consultation with its financial advisors and outside legal counsel, may reasonably be expected to result in a transaction more favorable from a financial point of view to its stockholders.

Material Differences in the Rights of Stockholders

(see pages 95 to 97)

Stone and Plains are both Delaware corporations. Upon completion of the merger, your rights as stockholders of Plains will be governed by its charter and bylaws, and Delaware law. Stone stockholders should consider the fact that Plains’ charter and bylaws differ in some material respects from Stone’s charter and bylaws.

Comparative Per Share Market Price Information

(see page 15)

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP” and Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.” On April 21, 2006, the last full trading day prior to public announcement of the proposed merger, Plains common stock closed at $41.97 per share and Stone common stock closed at $47.10 per share. On May 16, 2006, Plains common stock closed at $34.47 per share and Stone common stock closed at $44.00 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

Selected Historical Consolidated Financial Data

Plains

The following table sets forth Plains’ selected consolidated historical financial information that has been derived from (a) the audited statements of income and cash flows for Plains for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and the audited balance sheets for Plains as of December 31, 2005, 2004, 2003, 2002 and 2001 and (b) the unaudited statements of income and cash flows for Plains for each of the three month periods ended March 31, 2006 and 2005 and the unaudited balance sheets for Plains as of March 31, 2006 and 2005. This disclosure does not include the effect of the merger. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Plains’ Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006 and the Plains financial statements and notes thereto incorporated by reference in this document.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004(1)	2003(2)	2002	2001
	(In thousands, except per share amounts)
Income Statement Data
Revenues	$251,619	$190,075	$944,420	$671,706	$304,090	$188,563	$204,139

Costs and Expenses
Production costs	71,125	66,465	285,292	223,080	104,819	78,451	63,795
General and administrative	22,972	37,528	127,513	85,197	43,158	15,186	10,210
Provision for legal and regulatory settlements	—	—	—	6,845	—	—	—
Depreciation, depletion, amortization and accretion	52,233	45,338	187,915	147,985	52,484	30,359	24,105

	146,330	149,331	600,720	463,107	200,461	123,996	98,110

Income from Operations	105,289	40,744	343,700	208,599	103,629	64,567	106,029
Other Income (Expense)
Interest expense	(15,794)	(11,403)	(55,421)	(37,294)	(23,778)	(19,377)	(17,411)
Gain (loss) on mark-to-market derivative contracts(3)	(169,328)	(374,052)	(636,473)	(150,314)	847	—	—
Interest and other income (expense)	324	292	3,324	723	(159)	174	463
Debt extinguishment costs	—	—	—	(19,691)	—	—	—
Expenses of terminated public equity offering	—	—	—	—	—	(2,395)	—

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(79,509)	(344,419)	(344,870)	2,023	80,539	42,969	89,081
Income tax (expense) benefit
Current	(8,712)	—	229	(375)	(1,224)	(6,353)	(6,014)
Deferred	38,751	138,801	130,629	7,192	(32,228)	(10,379)	(28,374)

Income (Loss) Before Cumulative Effect of Accounting Change	(49,470)	(205,618)	(214,012)	8,840	47,087	26,237	54,693
Cumulative effect of accounting change, net of tax (expense)/benefit(4)	(2,182)	—	—	—	12,324	—	(1,522)

Net Income (Loss)	$(51,652)	$(205,618)	$(214,012)	$8,840	$59,411	$26,237	$53,171

Earnings (Loss) Per Share
Basic and Diluted
Income (loss) before cumulative effect of accounting change	$(0.63)	$(2.66)	$(2.75)	$0.14	$1.41	$1.08	$2.26
Cumulative effect of accounting change	(0.03)	—	—	—	0.37	—	(0.06)

Net income (loss)	$(0.66)	$(2.66)	$(2.75)	$0.14	$1.78	$1.08	$2.20

Weighted Average Common Shares Outstanding
Basic	78,437	77,202	77,726	63,542	33,321	24,193	24,200
Diluted	78,437	77,202	77,726	64,014	33,469	24,201	24,200
Cash dividends declared	$—	$—	$—	$—	$—	$—	$—

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004(1)	2003(2)	2002	2001
	(In thousands of dollars)
Cash Flow Data
Net cash provided by operating activities	$171,291	$97,796	$463,334	$363,219	$118,278	$78,826	$116,808
Net cash provided by (used in) investing activities	(158,319)	(81,629)	(168,420)	5,414	(368,710)	(64,158)	(125,880)
Net cash provided by (used in) financing activities	(13,365)	(16,174)	(294,907)	(368,465)	250,781	(13,653)	8,549

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands of dollars)
Balance Sheet Data
Assets
Cash and cash equivalents	$1,159	$1,538	$1,552	$1,545	$1,377	$1,028	$13
Other current assets	296,061	383,084	291,780	256,622	87,104	47,854	42,798
Property and equipment, net	2,336,095	2,219,325	2,235,303	2,171,089	956,895	493,212	455,117
Goodwill	173,809	169,828	173,858	170,467	147,251	—	—
Other assets	37,088	35,778	39,449	33,522	19,641	18,929	18,827

	$2,844,212	$2,809,553	$2,741,942	$2,633,245	$1,212,268	$561,023	$516,755

Liabilities and Stockholders’ Equity
Current liabilities	$435,308	$711,740	$363,998	$426,395	$155,086	$86,175	$50,648
Long-term debt and payable to Plains Resources	812,352	668,845	797,375	635,468	487,906	233,166	236,183
Other long-term liabilities	651,979	503,280	603,422	381,524	65,429	6,303	1,413
Deferred income taxes	246,127	276,144	258,810	319,483	149,591	61,559	48,424
Stockholders’ equity/combined owner’s equity
Accumulated other comprehensive income (loss)	(66,855)	(144,010)	(89,566)	(123,874)	(40,439)	(12,858)	15,884
Other	765,301	793,554	807,903	994,249	394,695	186,678	164,203

	$2,844,212	$2,809,553	$2,741,942	$2,633,245	$1,212,268	$561,023	$516,755

(1)	Reflects acquisition of Nuevo effective May 14, 2004.
(2)	Reflects acquisition of 3TEC effective June 1, 2003.
(3)	We do not use hedge accounting for certain of our derivative instruments, because the derivatives do not qualify or we have elected not to use hedge accounting. Consequently, these derivative contracts are marked-to-market each quarter with fair value gains and losses, both realized and unrealized, recognized currently as a gain or loss on mark-to-market derivative contracts on the income statement. Cash flow is only impacted to the extent the actual settlements under the contracts result in making or receiving a payment from the counterparty. Cash payments related to these contracts totaled $24.9 million and $37.0 million in the first quarter of 2006 and 2005, respectively, and $425.4 million and $32.2 million in the years 2005 and 2004, respectively. The 2005 cash payment amount includes $145.4 million paid in connection with the elimination of our 2006 oil collars.
(4)	Cumulative effect of adopting Statement of Financial Accounting Standards No. 123R—“Share-Based Payment” in 2006, Statement of Financial Accounting Standards No. 143—“Accounting for Asset Retirement Obligations,” in 2003 and Statement of Financial Accounting Standards No. 133—“Accounting for Derivatives,” in 2001.

Stone

The following table sets forth Stone’s selected consolidated historical financial information that has been derived from (a) the audited statements of income and cash flows for Stone for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and balance sheets for Stone as of December 31, 2005, 2004, 2003, 2002 and 2001 and (b) the unaudited statements of income and cash flows for Stone’s business for each of the three month periods ended March 31, 2006 and 2005 and balance sheets for Stone as of March 31, 2006 and 2005. This disclosure does not include the effect of the merger. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stone” and Stone’s financial statements and notes thereto elsewhere in this document.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Statement of Operations Data:
Operating revenue:
Oil production	$61,512	$64,631	$244,469	$214,153	$174,139	$155,913	$103,053
Gas production	96,922	91,522	391,771	330,048	334,166	221,582	292,446

Total operating revenue	158,434	156,153	636,240	544,201	508,305	377,495	395,499

Operating expenses:
Lease operating expenses	34,876	27,924	114,664	100,045	72,786	76,673	54,072
Production taxes	4,217	2,427	13,179	7,408	5,975	5,039	6,408
Depreciation, depletion and amortization	65,571	62,021	241,426	210,861	188,813	175,496	164,150
Accretion expense	3,043	1,790	7,159	5,852	6,292	—	—
Write-down of oil and gas properties	—	—	—	—	—	—	302,161
Derivative expense	—	—	3,388	4,099	8,711	15,968	2,604
Bad debt expense (1)	—	—	—	—	—	—	2,343
Salaries, general and administrative expenses	8,477	4,826	22,705	14,311	14,870	13,190	13,004
Incentive compensation expense	232	646	1,252	2,318	2,636	851	523

Total operating expenses	116,416	99,634	403,773	344,894	300,083	287,217	545,265

Income (loss) from operations	42,018	56,519	232,467	199,307	208,222	90,278	(149,766)

Other (income) expenses:
Interest expense	5,915	5,831	23,151	16,835	19,860	23,141	4,895
Other expense	—	—	—	1,541	538	—	—
Early extinguishment of debt	—	—	—	845	4,661	—	—
Merger expenses	—	—	—	—	—	—	25,785
Other income	(922)	(589)	(3,894)	(4,018)	(3,133)	(3,328)	(2,997)

Total other expenses, net	4,993	5,242	19,257	15,203	21,926	19,813	27,683

Income (loss) before income taxes	37,025	51,277	213,210	184,104	186,296	70,465	(177,449)
Income tax provision (benefit)	13,017	17,853	76,446	64,436	65,203	24,662	(60,784)

Income (loss) before cumulative effects of accounting changes, net of tax	24,008	33,424	136,764	119,668	121,093	45,803	(116,665)
Cumulative effects of accounting changes, net of tax (2)	—	—	—	—	2,099	—	—

Net income (loss)	$24,008	$33,424	$136,764	$119,668	$123,192	$45,803	$(116,665)

Earnings and dividends per common share:
Income (loss) before cumulative effects of accounting changes per share	$0.88	$1.25	$5.07	$4.50	$4.60	$1.74	$(4.47)

Earnings (loss) per common share	$0.88	$1.25	$5.07	$4.50	$4.67	$1.74	$(4.47)

Income (loss) before cumulative effects of accounting changes per share assuming dilution	$0.88	$1.24	$5.02	$4.45	$4.56	$1.73	$(4.47)

Earnings (loss) per common share assuming dilution	$0.88	$1.24	$5.02	$4.45	$4.64	$1.73	$(4.47)

Cash dividends declared	$—	$—	$—	$—	$—	$—	$—

(1)	Relates to 100% allowance for production receivable due from Enron North America.
(2)	Cumulative effects of accounting changes relate to the adoption of SFAS No. 143 and change to the Units of Production method of DD&A.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands)
Cash Flow Data:
Net cash provided by operating activities	$81,306	$110,979	$461,213	$369,668	$390,811	$222,891	$315,617
Net cash used in investing activities	(140,557)	(180,546)	(499,932)	(475,159)	(341,180)	(216,570)	(656,847)
Net cash provided by (used in) financing activities	1,631	80,877	94,170	112,648	(60,140)	8,133	275,828
Balance Sheet Data (at end of period):
Working capital (deficit)	$(15,317)	$(34,944)	$16,506	$(28,598)	$(38,474)	$(1,212)	$(18,097)
Oil and gas properties, net	1,891,451	1,657,729	1,810,959	1,517,308	1,216,141	963,494	924,229
Total assets	2,199,373	1,853,635	2,140,317	1,695,664	1,332,485	1,094,930	1,032,105
Long-term debt, less current portion	563,000	558,000	563,000	482,000	370,000	431,000	426,000
Stockholders’ equity	980,558	802,144	944,123	772,934	644,111	522,601	484,735

Summary Oil and Gas Reserve and Production Information

The following table sets forth certain information with respect to Plains’ and Stone’s oil and gas reserve and production data. The following information should be read in connection with the information contained in the financial statements and notes thereto incorporated by reference in and included elsewhere in this document. The information set forth below is not necessarily indicative of future results.

	For the Three Months Ended March 31,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003
	(Dollars in thousands, except per unit amounts)
Plains:
Estimated net proved reserves (at end of period):
Oil (MBbl)			356,333	351,403	227,728
Gas (MMcf)			267,921	407,400	319,177
Total (MBOE)			400,987	419,303	280,924
Percent oil			89%	84%	81%
Percent proved developed			67%	68%	58%
Standardized measure			$3,082,166	$2,236,719	$1,256,803
Reserve additions (MBOE)			31,499	222,975	43,826
Reserve life (years)			17.3	16.3	19.6
Sales:
Oil (MBbl)	4,716	4,417	18,671	16,441	9,267
Gas (MMcf)	4,469	9,277	29,359	38,590	18,195
Total (MBOE)	5,461	5,963	23,564	22,872	12,300
Costs incurred:
Exploitation and development	$92,178	$56,089	$300,439	$141,198	$101,334
Exploration	52,678	31,648	129,066	57,530	8,947
Acquisition	4,695	1,731	151,378	1,355,652	375,694
Total costs incurred	149,551	89,468	580,883	1,554,380	485,975
Average sales price per unit:
Includes effect of hedge accounting
Oil ($/Bbl)	$45.57	$30.50	$39.31	$27.25	$21.38
Gas ($/Mcf)	7.95	5.87	7.04	5.74	5.77
$/BOE	45.87	31.73	39.92	29.27	24.65
Before derivative transactions
Oil ($/Bbl)	53.32	40.79	46.76	36.12	26.92
Gas ($/Mcf)	7.95	5.78	7.15	5.90	5.01
$/BOE	52.56	39.21	45.96	35.92	27.69
Production expense ($/BOE)	13.03	11.14	12.10	9.76	8.52
Stone
Estimated net proved reserves (at end of period):
Oil (MBbl)			41,509	42,385	44,508
Gas (Mcf)			344,088	413,902	380,280
Total (MBOE)			98,857	111,369	107,888
Percent oil			42%	38%	41%
Percent proved developed			73%	77%	79%
Standardized measure			$1,932,979	$1,612,459	$1,464,076
Reserve additions (MBOE)			1,348	19,840	20,672
Reserve life (years)			7.1	7.6	6.7
Sales:
Oil (MBbl)	1,037	1,357	4,838	5,438	5,727
Gas (MMcf)	11,269	15,249	54,129	55,544	62,536
Total (MBOE)	2,915	3,899	13,860	14,695	16,150
Costs incurred:
Exploitation and development	$59,158	$44,701	$149,890	$125,161	$109,507
Exploration	66,297	46,113	156,472	151,571	175,864
Acquisition	10,204	102,541	138,080	201,550	54,456
Asset retirement obligations	—	—	53,687	19,950	49,728
Capitalized salaries, general and administrative costs and interest, net of fees and reimbursements	9,466	8,529	35,339	22,926	22,027
Total costs incurred	145,125	201,884	533,468	521,158	411,582
Average sales price per unit:
Includes effect of hedge accounting
Oil ($/Bbl)	$59.32	$47.63	$50.53	$39.38	$30.41
Gas ($/Mcf)	8.60	6.00	7.24	5.94	5.34
$/BOE	54.35	40.05	45.91	37.03	31.47
Before derivative transactions
Oil ($/Bbl)	59.32	47.96	52.79	39.38	30.41
Gas ($/Mcf)	8.22	6.19	7.81	6.12	5.37
$/BOE	52.89	40.91	48.95	37.72	31.57
Production expense (including production taxes) ($/BOE)	13.41	7.79	9.22	7.31	4.88

Summary Unaudited Pro Forma Financial Data of the Combined Company

The following table sets forth summary unaudited pro forma combined financial data which are presented to give effect to the merger. The unaudited pro forma combined income statement data assumes the merger occurred on January 1, 2005 and the unaudited pro forma combined balance sheet data assumes the merger occurred on March 31, 2006. This unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated on the assumed dates nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Plains incorporated by reference into this document and the historical financial statements of Stone and the unaudited pro forma consolidated financial statements and accompanying notes included in this document.

	Pro Forma Combined
	Three Months Ended March 31, 2006	Year Ended December 31, 2005
	(amounts in thousands, except per share data)
Income Statement Data
Revenues
Oil and gas sales	$408,916	$1,577,008
Other operating revenues	1,137	3,652

	410,053	1,580,660

Costs and Expenses
Production costs	110,117	412,506
General and administrative	31,460	150,264
Depreciation, depletion and amortization	103,907	417,277
Accretion	5,441	17,081

	250,925	997,128

Income from Operations	159,128	583,532
Other Income (Expense)
Interest expense	(24,338)	(87,165)
Gain (loss) on mark-to-market derivative contracts	(169,328)	(639,861)
Interest and other income (expense)	924	5,383

Income (Loss) From Continuing Operations Before Income Taxes	(33,614)	(138,111)
Income tax (expense) benefit	13,378	54,968

Income (Loss) From Continuing Operations	$(20,236)	$(83,143)

Earnings (Loss) From Continuing Operations Per Share, basic and diluted	$(0.18)	$(0.74)

Weighted Average Shares Outstanding, basic and diluted	112,952	112,241

	March 31, 2006
Balance Sheet Data
Assets
Cash and cash equivalents	$3,647
Other current assets	538,036
Property and equipment, net	4,855,338
Goodwill	332,036
Other assets	40,655

	$5,769,712

Liabilities and Stockholders’ Equity
Current liabilities	$771,338
Long-term debt	1,364,352
Other long-term liabilities	774,126
Deferred income taxes	795,904
Stockholders’ equity	2,063,992

	$5,769,712

Summary Pro Forma Oil and Gas Reserve Data of the Combined Company

The following table sets forth summary pro forma information with respect to Plains’ and Stone’s combined estimated net proved oil and gas reserves, average prices and expenses as of and for the three months ended March 31, 2006 and the year ended December 31, 2005.

	As of or for the
	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Estimated Quantities of Oil and Gas Reserves
Proved Reserves
Oil (MBbl)		397,842
Gas (MMcf)		612,009
MMBOE		499,844
Proved Developed Reserves
Oil (MBbl)		266,195
Gas (MMcf)		435,251
MMBOE		338,737
Percent oil		80%
Percent proved developed		68%
Reserve additions (MBOE)		32,847
Reserve life (years)		13.5
Standardized Measure of Discounted Future Net Cash Flows (in thousands)
Future cash inflows		$25,899,776
Future development costs		(2,214,408)
Future production expense		(9,608,615)
Future income tax expense		(4,497,279)

Future net cash flows		9,579,474
Discounted at 10% per year		(4,564,329)

Standardized measure of discounted future net cash flows		$5,015,145

Sales:
Oil (MBbl)	5,753	23,509
Gas (MMcf)	15,738	83,488
Total (MBOE)	8,376	37,424
Costs incurred:
Exploitation and development	$153,562	$510,965
Exploration	125,801	307,592
Acquisition	15,313	295,794

Total costs incurred	$294,676	$1,114,351

Average sales price per unit:
Includes effect of hedge accounting
Oil ($/Bbl)	$48.26	$48.27
Gas ($/Mcf)	8.34	7.51
$/BOE	48.82	47.06
Before derivative transactions
Oil ($/Bbl)	54.61	41.88
Gas ($/Mcf)	8.07	7.09
$/BOE	52.68	42.14
Production expense ($/BOE)	13.15	11.02

Comparative Per Share Data

The following table sets forth (a) the historical income from continuing operations and book value per share of Plains common stock in comparison to the pro forma income from continuing operations and book value per share after giving effect to the merger as a purchase of Stone and (b) the historical income from continuing operations and book value per share of Stone common stock in comparison with the equivalent pro forma income from continuing operations and book value per share attributable to 1.25 shares of Plains common stock which will be received for each share of Stone. Neither Plains nor Stone has declared dividends on their common stock since their respective formations. The information presented in this table should be read in conjunction with (i) the pro forma combined financial statements appearing elsewhere herein, (ii) the financial statements of Plains and the notes thereto incorporated by reference herein and (iii) the financial statements of Stone and the notes thereto appearing elsewhere herein.

	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Historical—Plains
Earnings (Loss) Per Share:
Basic	$(0.63)	$(2.75)
Diluted	$(0.63)	$(2.75)
Book Value Per Share—Diluted	$8.90

Historical—Stone
Earnings (Loss) Per Share:
Basic	$0.88	$5.07
Diluted	$0.88	$5.02
Book Value Per Share—Diluted	$35.85

Pro Forma Combined
Earnings (Loss) Per Share:
Basic	$(0.18)	$(0.74)
Diluted	$(0.18)	$(0.74)
Book Value Per Share—Diluted	$18.27

Equivalent Pro Forma Per Share
Earning (Loss) Per Share:
Basic	$(0.23)	$(0.93)
Diluted	$(0.23)	$(0.93)
Book Value Per Share—Diluted	$22.84

RISK FACTORS

You should consider carefully the following risk factors, together with all of the other information included in, or incorporated by reference into, this document before deciding how to vote. This document also contains forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statements Concerning Forward-Looking Statements.”

Risks Relating to the Merger

We may not realize the benefits of integrating our companies.

To be successful after the merger, Plains and Stone will need to combine and integrate the operations of their separate companies into one company. Integration will require substantial management attention and could detract attention away from the day-to-day business of the combined company. Plains and Stone could encounter difficulties in the integration process, such as the loss of key employees or commercial relationships. If Plains and Stone cannot integrate their businesses successfully, they may fail to realize the benefits they expect to realize from the merger.

Certain directors and executive officers of Stone may have interests in the merger different from the interests of other Stone stockholders.

Certain of the directors and executive officers of Stone are parties to agreements or participate in other arrangements that give them interests in the merger that are different from your interests as a stockholder of Stone. You should consider these interests in voting on the merger. We have described these different interests under “The Merger—Interests of Certain Persons in the Merger” beginning on page 78.

The failure to obtain all necessary third party consents and regulatory approvals from governmental entities could prevent or delay the closing of the merger.

The merger agreement requires that Plains and Stone obtain consents from third parties prior to completion of the merger. Plains or Stone may waive these requirements with respect to consents to be obtained by the other party at its discretion. If one party waives the other’s requirement to obtain one or more of these third party consents and they are not obtained, the third party entitled to give the consent may have a claim against the surviving company, which may result in adverse financial and legal consequences to the surviving company. Further, the delay or denial of any requisite consents, approvals or exemptions could prevent or delay the closing of the merger.

The value of the consideration to Stone stockholders will decrease if the value of Plains common stock decreases.

At the effective time of the merger, the value of the consideration that Stone stockholders will receive in the merger depends on the trading price of Plains common stock. The 1.25:1 exchange ratio that determines the number of shares of Plains common stock that Stone stockholders will receive in the merger is fixed. This means that there is no “price protection” mechanism contained in the merger agreement that would adjust the number of shares that Stone stockholders will receive based on any increases or decreases in the trading price of Plains common stock. If Plains’ stock price decreases, the market value of the consideration will also decrease.

Risks Relating to the Combined Company After the Merger

For a discussion of the risks relating to Plains’ business, see “Risk Factors” in Plains’ Form 10-K for the year ended December 31, 2005.

Stone has identified a material weakness in its internal controls relating to the estimation of proved reserves.

This joint proxy/prospectus contains estimates of Stone’s proved oil and gas reserves and the estimated future net cash flows from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir and is therefore inherently imprecise. Additionally, Stone’s interpretations of the rules governing the estimation of proved reserves could differ from the interpretation of staff members of regulatory authorities resulting in estimates that could be challenged by these authorities.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this document and the information incorporated by reference. Stone’s properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

In Stone’s annual report on Form 10-K for the year ended December 31, 2005, Stone’s management identified a material weakness in internal controls that did not prevent the overstatement of Stone’s proved oil and gas reserves in prior periods. As of the date of that report, Stone had not completely mitigated the causes of this weakness because Stone had not had an adequate passage of time to monitor the progress of its continuing training programs. In addition, Stone’s outside engineering firms had not yet fully engineered 100% of their proved reserves.

Volatile oil and gas prices could adversely affect the combined company’s financial condition and results of operations.

The combined company’s success is largely dependent on oil and gas prices, which are extremely volatile and currently are at historically high levels. Any substantial or extended decline in the price of oil and gas below current levels will have a negative impact on the combined company’s business operations and future revenues. Moreover, oil and gas prices depend on factors that will be outside the combined company’s control, such as:

•	supply and demand for oil and gas and expectations regarding supply and demand;

•	weather;

•	actions by the Organization of Petroleum Exporting Countries, or OPEC;

•	political conditions in other oil-producing and gas-producing countries including the possibility of insurgency or war in such areas;

•	the prices of foreign exports and the availability of alternate fuel sources;

•	general economic conditions in the United States and worldwide; and

•	governmental regulations.

Prices of oil and gas will also affect:

•	the combined company’s revenues, cash flows, profitability and earnings;

•	the combined company’s ability to attract capital to finance our operations and the cost of such capital;

•	the amount that the combined company is allowed to borrow;

•	the combined company’s ability to fund the capital necessary to complete its capital expenditures program;

•	the value of the combined company’s oil and gas properties; and

•	the combined company’s oil and gas reserve volumes.

Operating hazards, natural disasters or other interruptions of operations could result in potential liabilities, which may not be fully covered by the combined company’s insurance.

The oil and gas business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, gas or well fluids;

•	fires;

•	pollution; and

•	releases of toxic gas.

In addition, the combined company’s operations in the Gulf Coast, where approximately 76% of Stone’s estimated proved reserves at December 31, 2005 and 89% of Stone’s production during 2005 were associated, are susceptible to hurricanes. Any of these operating hazards could cause serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition, or could result in a loss of our properties.

Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years, particularly as a result of the impact of Hurricanes Katrina and Rita. As a result, we do not believe that insurance coverage for the full potential liability, especially environmental liability, is currently available at reasonable cost. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur liability at a time when we are not able to obtain liability insurance, then our business, results of operations and financial condition could be materially adversely affected.

The combined company may not be able to obtain adequate financing to execute its operating strategy.

Plains and Stone have historically addressed their respective short and long-term liquidity needs through the use of bank credit facilities, the issuance of debt and equity securities and the use of cash flow provided by operating activities. The availability of these sources of capital will depend upon a number of factors, some of which are beyond the combined company’s control. These factors include general economic and financial market conditions, oil and natural gas prices and the combined company’s market value and operating performance. The combined company may be unable to fully execute its operating strategy if it cannot obtain capital from these sources.

After the merger, Plains’ debt may limit its financial and operating flexibility.

Upon consummation of the merger, as of March 31, 2006 on a pro forma combined basis, Plains would have had outstanding (i) $287 million in advances and $7 million in letters of credit under its revolving credit facility, $275 million of 8 3/4% senior subordinated notes due 2012 and $250 million of 7 1/8% senior notes due 2014; and (ii) $163 million in advances and $23 million in letters of credit under Stone’s revolving credit facility, $200 million of Stone’s 8 1/4% senior subordinated notes due 2011 and $200 million of Stone’s 6 3/4% senior subordinated notes due 2014.

Because the merger transaction is a change of control of Stone as defined in the indentures for Stone’s senior subordinated notes, Stone will be required to offer to purchase the notes held by the Stone bondholders for 101% of the principal amount outstanding plus accrued interest. In addition, as a result of Stone becoming a subsidiary of Plains, different groups of Plains entities will be required to comply with the indenture for the Plains senior notes and senior subordinated notes and the indentures for any Stone senior subordinated notes that are not repurchased in the change of control offer or otherwise refinanced, and each such group will be limited from engaging in certain transactions with the other group. Upon consummation of these transactions, the obligations of Plains under its revolving credit facility and the indentures related to its senior notes and senior subordinated notes will be guaranteed by all of the Plains non-Stone subsidiaries and the Plains revolving credit facility will be collateralized by a pledge of the equity of the Plains non-Stone subsidiaries and all of the other assets of Plains and the Plains non-Stone subsidiaries. Subsequent to the closing of the merger, Plains currently intends to repay on behalf of Stone all amounts outstanding under Stone’s revolving credit facility.

Plains has been assigned a Ba2 senior implied rating by Moody’s Investor Service, Inc. Moody’s has assigned a rating of Ba2 to the company’s 7  1/8% senior notes and a rating of Ba3 to its 8  3/4% senior subordinated notes. Plains has also been assigned a BB corporate credit rating by Standard and Poor’s Ratings Group. Standard and Poor’s has assigned a rating of BB- to the company’s senior notes and a rating of B+ to its senior subordinated notes. Following the announcement of the Stone Energy acquisition, Moody’s placed the company’s senior implied rating on negative review for a downgrade and Standard & Poor’s placed the company on CreditWatch with negative implications. All of these ratings are below investment grade. As a result, at times Plains may have difficulty accessing capital markets or raising capital on favorable terms, as it will incur higher borrowing costs than its competitors that have higher ratings. Therefore, Plains’ financial results may be negatively affected by its inability to raise capital or the cost of such capital as a result of its credit ratings.

Upon consummation of the merger, Plains and all of its restricted subsidiaries (which at some time after the merger may include Stone and its subsidiaries) must comply with various covenants contained in its revolving credit facility, the indentures related to its two series of senior subordinated notes and any of its future debt arrangements. These covenants will, among other things, limit the ability of the respective restricted entities to:

•	incur additional debt or liens;

•	make payments in respect of or redeem or acquire any debt or equity issued by Plains;

•	sell assets;

•	make loans or investments;

•	acquire or be acquired by other companies; and

•	amend some of Plains’ contracts.

The substantial debt of Plains following the merger could have important consequences to you. For example, it could:

•	increase Plains’ vulnerability to general adverse economic and industry conditions;

•	limit Plains’ ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of its assets and opportunities fully because of the need to dedicate a substantial portion of its cash flow from operations to payments on its debt or to comply with any restrictive terms of its debt;

•	limit Plains’ flexibility in planning for, or reacting to, changes in the industry in which it operates; and

•	place Plains at a competitive disadvantage as compared to its competitors that have less debt.

Realization of any of these factors could adversely affect Plains’ financial condition.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about Plains and Stone that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found under “Summary,” “Stone’s Business,” “Managements Discussion and Analysis of Financial Condition and Results of Operation of Stone,” “The Merger,” “Plains—The Combined Company,” “Summary Unaudited Pro Forma Consolidated Financial Data of the Combined Company,” “Summary Pro Forma Oil and Gas Reserve Data of the Combined Company” and the risk factors in the periodic reports filed under the Exchange Act by Plains and Stone and elsewhere in this document regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Plains and Stone, and statements regarding integration of the businesses of Plains and Stone and general economic conditions.

Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger. Although we believe that in making such statements our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Stone nor Plains undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may,” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of the energy industry in general, and Plains and Stone after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and gas and in estimating reserves;

•	unexpected difficulties in integrating the operations of Plains and Stone;

•	unexpected future capital expenditures (including the amount and nature thereof);

•	impact of oil and gas price fluctuations;

•	the effects of our indebtedness, which could adversely restrict our ability to operate, could make us vulnerable to general adverse economic and industry conditions, could place us at a competitive disadvantage compared to our competitors that have less debt, and could have other adverse consequences;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability (or lack thereof) of acquisition or combination opportunities;

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnity or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to Plains or Stone or persons acting on behalf of Plains or Stone are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see “Where You Can Find More Information” on page 111.

MARKET PRICE AND DIVIDEND INFORMATION

Historical Market Prices of Plains and Stone

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.” Stone common stock is listed on the New York Stock Exchange under the symbol “SGY.” The following table sets forth the high and low trading prices per share of Plains common stock and Stone common stock on the New York Stock Exchange.

	Plains Common Stock		Stone Common Stock
	High	Low	High	Low
2004
First Quarter	$19.00	$14.80	$49.57	$40.55
Second Quarter	$20.79	$16.80	$51.35	$43.12
Third Quarter	$24.12	$18.17	$47.72	$38.95
Fourth Quarter	$28.40	$23.50	$48.35	$39.80
2005
First Quarter	$39.25	$24.00	$52.21	$41.16
Second Quarter	$37.66	$28.02	$51.93	$40.51
Third Quarter	$44.60	$34.46	$62.50	$48.98
Fourth Quarter	$46.66	$35.20	$61.75	$42.00
2006
First Quarter	$46.90	$36.55	$51.40	$38.55
Second Quarter (through May 16, 2006)	$42.54	$34.25	$51.50	$42.85

The following table sets forth the closing sale prices of Plains common stock and Stone common stock, as reported on the New York Stock Exchange, on (i) April 21, 2006, the last full trading day before the public announcement of the proposed merger and (ii)                     , 2006, the last practicable trading day prior to mailing this proxy/prospectus.

The table also includes the equivalent value of the merger consideration per share of Stone common stock on those dates. The equivalent prices per share reflect the value of the 1.25 shares of Plains common stock that Stone stockholders would receive in exchange for each share of Stone common stock if the merger was completed on either of these dates.

	Plains Closing Price		Stone Closing Price		Equivalent Per Share Value
April 21, 2006		$41.97		$47.10		$52.46
, 2006	$		$		$

As of May 15, 2006, there were approximately 1,468 record holders of Plains common stock. As of March 22, 2006, there were approximately 164 record holders of Stone common stock.

No History of Dividends and No Dividends Expected in the Foreseeable Future

Plains is not currently paying dividends on its common stock. Plains credit facility and indenture restrict its ability to pay cash dividends. After the merger, Plains intends to retain its earnings to finance the expansion of its business, repurchase shares of its common stock and for general corporate purposes. Therefore, Plains does not anticipate paying cash dividends on its common stock in the foreseeable future to the extent it remains a separate company.

Stone’s credit facility and indentures restrict Stone’s ability to declare dividends on its common stock. Stone is not currently paying dividends and does not anticipate the payment of such dividends in the near future.

Following the merger, Plains’ board of directors will have the authority to declare and pay dividends on its common stock in the board of directors’ discretion, as long as Plains has funds legally available to do so. Upon consummation of the merger, Plains’ credit facility and indentures will restrict Plains’ ability to pay cash dividends.

THE STOCKHOLDER MEETINGS

The Plains board is using this document to solicit proxies from Plains stockholders for use at Plains’ special meeting of stockholders. The Stone board is using this document to solicit proxies from Stone stockholders for use at Stone’s special meeting of stockholders. In addition, this document constitutes a prospectus covering the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement.

Times and Places

The stockholder meetings will be held as follows:

For Plains stockholders:	For Stone stockholders:
10:00 a.m., Houston, Texas time	9:30 a.m., Lafayette, Louisiana time
, 2006	, 2006
Houston, Texas	Lafayette, Louisiana

Purposes of the Stockholder Meetings

Plains

The purpose of the Plains special meeting is as follows:

1.	to consider and vote upon a proposal to approve the issuance of Plains common stock to Stone Energy Corporation’s stockholders as a result of the merger;

2.	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 150,000,000 to 200,000,000 if the merger occurs; and

3.	to consider and vote upon proposed amendments to Plains’ 2004 Stock Incentive Plan, including to increase the number of common shares that may be granted under the plan from 5,000,000 to 12,000,000.

The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the special meeting to approve the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2 and 3 described above.

Stone

The purpose of the Stone special meeting is to consider and vote upon the adoption of the merger agreement. The Stone board of directors unanimously approved the merger agreement, declared its advisability, and determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Stone and its stockholders and recommends that Stone stockholders vote at the special meeting in favor of the adoption of the merger agreement. As described on pages 78 to 79, some of Stone’s directors and executive officers will receive financial benefits as well as other valuable consideration as a result of the merger.

Record Date and Outstanding Shares

Plains

Only holders of record of Plains common stock at the close of business on             , 2006 are entitled to notice of, and to vote at, the Plains special meeting. On the record date, there were              shares of Plains common stock issued and outstanding held by approximately              holders of record. Each share of Plains common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Stone

Only holders of record of Stone common stock at the close of business on             , 2006 are entitled to notice of, and to vote at, the Stone special meeting. On the record date, there were              shares of Stone common stock issued and outstanding held by approximately holders of record. Each share of Stone common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Quorum and Vote Necessary to Approve Proposals

Plains

The presence, in person or by proxy, of the holders of a majority of the shares of Plains common stock outstanding is necessary to constitute a quorum at the Plains special meeting. Approval of the issuance of the Plains common stock to Stone stockholders and the amendments to the 2004 Stock Incentive Plan requires the affirmative vote of a majority of the shares of Plains common stock present and voting in person or by proxy, except that broker non-votes will not count in determining whether a quorum exists. The approval of the amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 150,000,000 to 200,000,000 requires the affirmative vote of a majority of the outstanding shares of Plains common stock.

Stone

The presence, in person or by proxy, of the holders of a majority of the shares of Stone common stock outstanding is necessary to constitute a quorum at the Stone special meeting. Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock. Each share of Stone common stock is entitled to one vote.

Proxies

The applicable proxy card will be sent to each Plains and Stone stockholder on or promptly after their respective record dates. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to Plains or Stone, as applicable. If you hold your stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of stock represented by properly executed proxies received prior to or at the Plains special meeting and the Stone special meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted to approve the adoption of the merger agreement with respect to Stone and to approve the issuance of Plains common stock as a result of the merger, to approve the amendment to the certificate of incorporation and to approve the incentive plan amendments with respect to Plains.

Plains

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the issuance of Plains common stock as a result of the merger, amendment of Plains’ certificate of incorporation and amendments to the 2004 Stock Incentive Plan. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of those proposals. Shares represented by these “broker non-votes” will be considered present at the Plains special meeting for purposes of the proposal to amend Plains’ certificate of incorporation but will not vote, effectively counting as a “no” vote because the adoption of the amendment to the certificate of incorporation requires an affirmative vote of a majority of the outstanding share of Plains common stock. Broker non-votes will not count in determining whether a quorum exists for purposes of the proposals to approve the issuance of Plains common stock and to amend the 2004 Stock Incentive Plan.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting.

Stone

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the merger agreement. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of that proposal.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting and will be the equivalent of a “no” vote because the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Stone common stock.

Other Business. The Plains and Stone boards are not currently aware of any business to be acted upon at the stockholders meetings other than the matters described herein. If, however, other matters are properly brought before a stockholders meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. Adjournments or postponements of a stockholders meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at a stockholders meeting, whether or not a quorum exists, without further notice other than by an announcement made at the stockholders meetings.

Proxies from Stone stockholders voted against the adoption of the merger agreement will not be voted in favor of an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. Proxies from Plains stockholders voted against approving the issuance of Plains common stock in the merger will not be voted in favor of an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying the corporate secretary of Plains or Stone, as appropriate, in writing before the special meeting that you have revoked your proxy; or

•	voting in person, or notifying the corporate secretary of Plains or Stone, as appropriate, orally at the special meeting of your wish to revoke your proxy.

Solicitation of Proxies

In addition to solicitation by mail, we may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of Plains and Stone may solicit proxies by telephone, telecopy, fax, telegram or in person. These directors, officers and employees will receive no additional compensation for doing so. In addition, Plains and Stone have retained                     , a proxy solicitation firm, to assist with the solicitation of proxies. Plains and Stone each estimate that they will pay to                      a fee of less than $                    .

To ensure sufficient representation at the special meetings, we may request the return of proxy cards by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

If the merger is consummated, Plains will pay the cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners. If the merger agreement is terminated, we have agreed to split most of the costs of preparing and distributing this document, other than legal and investment banking fees.

STONE’S BUSINESS

The Company

Stone is an independent oil and gas company engaged in the acquisition and subsequent exploration, development, operation and production of oil and gas properties located in the conventional shelf of the Gulf of Mexico (the “GOM”), the deep shelf of the GOM, the deepwater of the GOM, Rocky Mountain Basins and the Williston Basin. Stone is a Delaware corporation formed in 1993. Stone’s corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

Strategy and Operational Overview

Since Stone’s public offering in 1993, Stone has been engaged in the acquisition, exploration and development of mature oil and gas properties in the Gulf Coast Basin, which includes onshore Louisiana and offshore GOM. During 2004, Stone broadened its conventional shelf acquisition and exploitation strategy in order to diversify, extend reserve life and take advantage of a strong oil and gas market. This broadened growth strategy includes targeting reserves and production in the deep shelf and deepwater of the GOM, furthering Stone’s position in the Rocky Mountain Region (Rocky Mountain Basins and Williston Basin) to complement its existing portfolio of properties in the Gulf Coast Basin (onshore, shelf and deep shelf) and investigating viable opportunities in other areas including international areas. Stone’s strategy is driven by increased availability of lease blocks in the deepwater of the GOM, 3D seismic technology improvements in the deep shelf of the GOM, fracturing technology improvements and horizontal drilling applications in the Rocky Mountain Region and other areas. As of March 1, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 60 primary term leases in the Gulf Coast Basin and 21 active properties (fields) in the Rocky Mountain Region.

As of December 31, 2005, Stone had estimated proved reserves of approximately 593 billion cubic feet of natural gas equivalent (99 MMBOE), 73% of which were classified as proved developed and 58% of which were natural gas. For the year ended December 31, 2005, Stone produced an average of 228 million cubic feet of natural gas equivalent (38 MBOE) per day, which was curtailed due to extended production downtime associated with Hurricanes Katrina and Rita. During 2005, Stone generated net cash flow from operating activities of $461.2 million.

Gulf of Mexico — Conventional Shelf (Including Onshore Louisiana)

Stone’s conventional shelf strategy is the same acquisition and exploitation combination that it adopted prior to its initial public offering in 1993. Stone applies the latest geophysical interpretation tools to identify underdeveloped properties and the latest production techniques to increase production attributable to these properties. Stone seeks to acquire properties that have the following characteristics:

•	mature properties with an established production history and infrastructure;

•	multiple productive sands and reservoirs;

•	low production levels at acquisition with significant identified proven and potential reserves; and

•	opportunity for Stone to obtain a controlling interest and serve as operator.

Prior to acquiring a property, Stone performs a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. Stone also employs its extensive technical database, which includes both 3-Dimensional and 4-Component seismic data. After Stone acquires a property, it seeks to increase cash flow from existing reserves and establish additional proved reserves through the drilling of new wells, workovers and recompletions of existing wells and the application of other techniques designed to increase production.

Gulf of Mexico — Deep Water

Stone believes that the deepwater of the GOM is an important exploration area, even though it involves high risk, high costs and substantial lead time to develop infrastructure. Stone has assembled a technical team with prior geological, geophysical and engineering experience in the deepwater arena to evaluate potential opportunities.

During 2005, Stone drilled three deepwater wells, none of which were successful. As of yet, Stone has no production or reserves in the deepwater of the GOM.

Gulf of Mexico — Deep Shelf

Stone’s current property base also contains multiple deep shelf exploration opportunities in the GOM, which are defined as prospects below 15,000 feet. The deep shelf presents higher risk with high potential opportunities that have existing infrastructure, which shortens the lead time to production. Stone believes its existing property base creates the opportunity for a portfolio approach to the deep shelf.

Rocky Mountain Basins

Stone’s assets in the Rocky Mountain Basins represented 9% of its total production in 2005 and 16% of its total estimated proved reserves (on a volumetric basis) at December 31, 2005. Stone’s Rocky Mountain Basins include positions in the Wind River and Greater Green River Basins in Wyoming and Uinta Basin in Utah.

Williston Basin

On March 1, 2005, Stone completed the acquisition of approximately 35,000 net acres in the Williston Basin of North Dakota and Montana. The acquisition cost, net of purchase price adjustments, totaled approximately $85.7 million, of which $76.0 million was financed with borrowings under Stone’s bank credit facility. During the remainder of 2005 Stone drilled 20 wells, all of which were productive. Through March 31, 2006 Stone had acquired an additional 314,000 net acres for additional exploration and development in the Williston Basin. Stone’s Williston Basin assets represented 2% of its total production in 2005 and 8% of its total estimated proved reserves (on a volumetric basis) at December 31, 2005.

Oil and Gas Marketing

Stone’s oil and natural gas production is sold at current market prices under short-term contracts. Conoco, Inc., Sequent Energy Management LP and Total Gas & Power North America, Inc. each accounted for between 10%-12% of oil and natural gas revenue generated during the year ended December 31, 2005. No other purchaser accounted for 10% or more of Stone’s total oil and natural gas revenue during 2005. Stone believes that the loss of any of its major purchasers would not result in a material adverse effect on its ability to market future oil and gas production. From time to time, Stone may enter into transactions that hedge the price of oil and natural gas. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Stone – Quantitative and Qualitative Disclosures About Market Risk.”

Competition and Markets

Competition in the Gulf Coast Basin and the Rocky Mountain Region is intense, particularly with respect to the acquisition of producing properties and undeveloped acreage. Stone competes with major oil and gas companies and other independent producers of varying sizes, all of which are engaged in the acquisition of properties and the exploration and development of such properties. Many of Stone’s competitors have financial resources and exploration and development budgets that are substantially greater than Stone’s, which may adversely affect its ability to compete.

The availability of a ready market for and the price of any hydrocarbons produced will depend on many factors beyond Stone’s control, including but not limited to the amount of domestic production and imports of foreign oil and liquefied natural gas, the marketing of competitive fuels, the proximity and capacity of oil and natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the effect of federal and state regulation of allowable rates of production, taxation and the conduct of drilling operations, and federal regulation of oil and natural gas. In addition, the restructuring of the natural gas pipeline industry eliminated the gas purchasing activity of traditional interstate gas transmission pipeline buyers. Producers of natural gas have therefore been required to develop new markets among gas marketing companies, end users of natural gas and local distribution companies. All of these factors, together with economic factors in the marketing arena, generally may affect the supply of and/or demand for oil and natural gas and thus the prices available for sales of oil and natural gas.

Regulation

Stone’s oil and gas operations are subject to various U.S. federal, state and local laws and regulations.

Various aspects of Stone’s oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are conducted and by certain agencies of the federal government for operations on federal leases. All of the jurisdictions in which Stone owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions requiring permits for the drilling of wells and maintaining bonding requirements in order to drill or operate wells, and provisions relating to the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the abandonment of wells. Stone’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the number of wells that may be drilled in an area and the unitization or pooling of oil and natural gas properties. In this regard, some states can order the pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Certain operations that Stone conducts are on federal oil and gas leases, which are administered by the Bureau of Land Management (the “BLM”) and the Minerals Management Service (the “MMS”). These leases contain relatively standardized terms and require compliance with detailed BLM and MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act (the “OCSLA”) (which are subject to change by the MMS). Many onshore leases contain stipulations limiting activities that may be conducted on the lease. Some stipulations are unique to particular geographic areas and may limit the times during which activities on the lease may be conducted, the manner in which certain activities may be conducted or, in some cases, may ban any surface activity. For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Environmental Protection Agency), lessees must obtain a permit from the BLM or the MMS, as applicable, prior to the commencement of drilling, and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Outer Continental Shelf (the “OCS”) of the GOM, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met, unless the MMS exempts the lessee from such obligations. The cost of such bonds or other surety can be substantial, and Stone can provide no assurance that it can continue to obtain bonds or other surety in all cases. Under certain circumstances, the BLM or MMS, as applicable, may require Stone’s operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect Stone’s financial condition and operations.

In August, 2005, Congress enacted the Energy Policy Act of 2005 (“EPAct 2005”). Among other matters, EPAct 2005 amends the Natural Gas Act (“NGA”) to make it unlawful for “any entity”, including otherwise non-jurisdictional producers such as Stone Energy, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the Federal Energy Regulatory Commission (“FERC”), in contravention of rules prescribed by the FERC. On January 20, 2006, the FERC issued rules implementing this provision. The rules make it unlawful in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction. It therefore reflects a significant expansion of the FERC’s enforcement authority. Stone does not anticipate it will be affected any differently than other producers of natural gas.

Additional proposals and proceedings that might affect the oil and gas industry are regularly considered by Congress, states, the FERC and the courts. Stone cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. Stone can give no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Stone does not anticipate, however, that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect on its financial condition, results of operations or competitive position. No portion of Stone’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Environmental Regulation

As a lessee and operator of onshore and offshore oil and gas properties in the United States, Stone is subject to stringent federal, state and local laws and regulations relating to environmental protection as well as controlling the manner in which various substances, including wastes generated in connection with oil and gas industry operations, are released into the environment. Compliance with these laws and regulations can affect the location or size of wells and facilities, limit or prohibit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties that are being abandoned. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, imposition of remedial obligations, incurrence of capital costs to comply with governmental standards, and even injunctions that limit or prohibit exploration and production operations or the disposal of substances generated in connection with oil and gas industry operation.

Stone currently operates or leases, and has in the past operated or leased, a number of properties that for many years have been used for the exploration and production of oil and gas. Although Stone has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties operated or leased by Stone or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under Stone’s control. These properties and the wastes disposed thereon may be subject to laws and regulations imposing joint and several, strict liability without regard to fault or the legality of the original conduct that could require us to remove or remediate previously disposed wastes or property contamination, or to perform remedial plugging or pit closure to prevent future contamination. Stone believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

Stone has made, and will continue to make, expenditures in efforts to comply with environmental laws and regulations. While Stone believes that it is in substantial compliance with applicable environmental laws and regulations in effect and that continued compliance with existing requirements will not have a material adverse impact on it, it cannot give any assurance that it will not be adversely affected in the future.

Stone has established internal guidelines to be followed in order to comply with environmental laws and regulations in the United States. Stone employs a safety department whose responsibilities include providing assurance that its operations are carried out in accordance with applicable environmental guidelines and safety precautions. Although Stone maintains pollution insurance against the costs of cleanup operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future. To date Stone believes that compliance with existing requirements of such governmental bodies has not had a material effect on our operations.

Employees

On March 1, 2006, Stone had 271 full time employees. Stone believes that its relationships with its employees are satisfactory. None of Stone’s employees are covered by a collective bargaining agreement. Under Stone’s supervision, Stone utilizes the services of independent contractors to perform various daily operational duties.

Properties

As of March 1, 2006, Stone’s property portfolio consisted of 58 active properties (fields) and 60 primary term leases in the Gulf Coast Basin and 21 active properties (fields) in the Rocky Mountain Region. Stone serves as operator on 59% of its active properties, including a 64% operating percentage on its Gulf Coast Basin properties and 48% operating percentage on its Rocky Mountain Region properties. The properties that Stone operates accounted for 72% of its year-end 2005 estimated proved reserves. This high operating percentage allows Stone to better control the timing, selection and costs of its drilling and production activities.

Oil and Natural Gas Reserves

The information in this document relating to Stone’s estimated oil and gas reserves is based upon reserve reports prepared as of December 31, 2005. The majority of Stone’s Gulf Coast Basin reserves have been audited by Netherland, Sewell & Associates, Inc. (an audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles). The audited properties cover 72.6% of Stone’s total reserve base on a volumetric basis. The remainder of Stone’s Gulf Coast Basin reserves were prepared by Cawley, Gillespie & Associates, Inc. and represent 3.0% of its reserves on a volumetric basis. Stone’s Rocky Mountain Region reserves were prepared by Ryder Scott Company, L.P. and represent 24.4% of its reserves on a volumetric basis. All product pricing and cost estimates used in the reserve reports are in accordance with the rules and regulations of the SEC. The standardized measure of discounted future net cash flows has been calculated using a discount factor of 10%.

You should not assume that the estimated future net cash flows or the present value of estimated future net cash flows, referred to in the table below, represent the fair value of Stone’s estimated oil and gas reserves. As required by the SEC, Stone determines estimated future net cash flows using period-end market prices for oil and gas without considering hedge contracts in place at the end of the period. Using the information contained in the reserve reports, the average 2005 year-end product prices for all of Stone’s properties were $57.17 per barrel of oil and $9.86 per Mcf of gas.

The following table sets forth Stone’s estimated net proved oil and natural gas reserves and the present value of estimated future net cash flows related to such reserves as of December 31, 2005.

	Proved Developed	Proved Undeveloped	Total Proved
Total Company:
Oil (MBbls)	31,557	9,952	41,509
Natural gas (MMcf)	241,347	102,741	344,088
Total oil and natural gas (MMcfe)	430,689	162,453	593,142
Estimated future net cash flows (in thousands)	$2,134,842	$671,821	$2,806,663
Discounted future net cash flows (in thousands)	$1,562,338	$370,641	$1,932,979
Gulf Coast Basin:
Oil (MBbls)	24,806	6,307	31,113
Natural gas (MMcf)	196,854	65,043	261,897
Total oil and natural gas (MMcfe)	345,690	102,885	448,575
Estimated future net cash flows (in thousands)	$1,750,731	$456,205	$2,206,936
Discounted future net cash flows (in thousands)	$1,361,462	$286,890	$1,648,352
Rocky Mountain Region:
Oil (MBbls)	6,751	3,645	10,396
Natural gas (MMcf)	44,493	37,698	82,191
Total oil and natural gas (MMcfe)	84,999	59,568	144,567
Estimated future net cash flows (in thousands)	$384,111	$215,616	$599,727
Discounted future net cash flows (in thousands)	$200,876	$83,751	$284,627

The following represents additional information on individually significant properties to Stone:

Field Name	Location	2005 Production	December 31, 2005 Estimated Proved Reserves	Nature of Interest
Ewing Bank Block 305	GOM Shelf	6.0 Bcfe (1.0 MMBOE)	61.9 Bcfe (10.3 MMBOE)	Working
Pinedale II	Greater Green River	4.1 Bcfe (0.7 MMBOE)	55.2 Bcfe (9.2 MMBOE)	Working
Basin Wyoming
Sidney	Williston Basin	1.2 Bcfe (0.2 MMBOE)	42.6 Bcfe (7.1 MMBOE)	Working
Montana
Main Pass Block 288	GOM Shelf	4.6 Bcfe (0.8 MMBOE)	37.0 Bcfe (6.2 MMBOE)	Working
South Pelto Block 23	GOM Shelf	5.2 Bcfe (0.9 MMBOE)	34.1 Bcfe (5.7 MMBOE)	Working
South Timbalier Block 143/166/172	GOM Shelf	12.5 Bcfe (2.1 MMBOE)	24.5 Bcfe (4.1 MMBOE)	Working

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein only represents estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimate. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels, operating costs, development costs and income taxes that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of these estimates depends on the accuracy of the assumptions upon which they are based.

As an operator of domestic oil and gas properties, Stone has filed Department of Energy Form EIA-23, “Annual Survey of Oil and Gas Reserves,” as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report the total reserves attributable to wells that it operates, without regard to percentage ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis) or non-operated wells in which it owns an interest.

Acquisition, Production and Drilling Activity

Acquisition and Development Costs. The following table sets forth certain information regarding the costs incurred in Stone’s acquisition, development and exploratory activities during the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	(In thousands)
Acquisition costs, net of sales of unevaluated properties	$138,080	$201,550	$54,456
Development costs	149,890	125,161	109,507
Exploratory costs	156,472	151,571	175,864

Subtotal	444,442	478,282	339,827
Capitalized salaries, general and administrative costs and interest, net of fees and reimbursements	35,339	22,926	22,027
Asset retirement costs	53,687	19,950	49,728

Total additions to oil and gas properties	$533,468	$521,158	$411,582

Productive Well and Acreage Data. The following table sets forth certain statistics regarding the number of productive wells and developed and undeveloped acreage as of December 31, 2005.

	Gross	Net
Productive Wells:
Oil(1):
Gulf Coast Basin	90	64
Rocky Mountain Region	239	134

	329	198

Gas(2):
Gulf Cost Basin	113	69
Rocky Mountain Region	59	24

	172	93

Total	501	291

Developed Acres:
Gulf Coast Basin	51,570	30,788
Rocky Mountain Region	58,177	30,034

Total	109,747	60,822

Undeveloped Acres(3):
Gulf Coast Basin	635,940	406,700
Rocky Mountain Region	473,292	370,245

Total	1,109,232	776,945

(1)	6 gross wells each have dual completions.
(2)	8 gross wells each have dual completions.
(3)	Leases covering approximately 4% of Stone’s undeveloped gross acreage will expire in 2006, 3% in 2007, 7% in both 2008 and 2009, 15% in 2010, 3% in 2011, 2% in 2012, 1% in both 2013 and 2014 and 4% in 2015. Leases covering the remainder of Stone’s undeveloped gross acreage (53%) are held by production.

Drilling Activity. The following table sets forth Stone’s drilling activity for the periods indicated.

	Year Ended December 31,
	2005		2004		2003
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive	7	6	17	11	24	21
Nonproductive	8	5	11	8	7	5
Development Wells:
Productive	37	22	20	10	20	14
Nonproductive	6	3	3	2	1	1

Title to Properties

Stone believes that it has satisfactory title to substantially all of its active properties in accordance with standards generally accepted in the oil and gas industry. Stone’s properties are subject to customary royalty interests, liens for current taxes and other burdens which Stone believes do not materially interfere with the use of or affect the value of such properties. Prior to acquiring undeveloped properties, Stone performs a title investigation that is thorough but less vigorous than that conducted prior to drilling, which is consistent with standard practice in the oil and gas industry. Before Stone commences drilling operations, it conducts a thorough title examination and perform curative work with respect to significant defects before proceeding with operations. Stone has performed a thorough title examination with respect to substantially all of its active properties.

Legal Proceedings

Stone is among the defendants included in a lawsuit filed in 2004 by the State of Louisiana and the Iberia Parish School Board in Case Number 101934, Iberia Parish, Louisiana, alleging contamination and damage and seeking an undisclosed monetary sum as compensation for said damages to portions of Section 16, Township 12 South, Range 11 East in the Bayou Pigeon Field as a result of past oil and gas exploration and production activities. Stone believes it has been named as a defendant in error and intends to vigorously defend this matter.

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640,000, plus accrued interest of $352,000 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274,000, plus accrued interest of $159,000 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2.6 million plus accrued interest calculated through December 15, 2005 in the amount of $1.2 million. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. Stone disagrees with these contentions and intends to vigorously defend itself against these claims. Stone has not yet been given any indication that the LDR plans to review franchise taxes for the franchise tax years 2004 and 2005.

Stone has received notice that the staff of the SEC (the “Staff”) is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. The Staff has also informed Stone that it is likely to obtain a formal order of investigation in connection with its inquiry. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to continue to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints assert a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contend that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. On March 17, 2006, these purported class actions were consolidated under the caption In re: Stone Energy Corporation Securities Litigation (Docket No. 05-cv-02088), with El Paso Firemen & Policemen’s Pension Fund designated as lead plaintiff. Lead plaintiff will file a consolidated amended complaint on or before June 14, 2006.

In addition, on or about December 16, 2005, Robert Farer filed a complaint in the United States District Court for the Western District of Louisiana alleging claims derivatively on behalf of Stone, and three similar complaints were filed soon thereafter in federal and state court. Stone is named as a nominal defendant, and David Welch, Kenneth Beer, Peter Canty, James Prince, James Stone, John Laborde, Peter Barker, George Christmas, Richard Pattarozzi, David Voelker, Raymond Gary, B.J. Duplantis and Robert Bernhard are named as defendants in these actions, which allege breaches of the fiduciary duties owed to Stone, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Sarbanes-Oxley Act of 2002. On March 30, 2006, the federal district court entered an order naming Robert Farer, Priscilla Fisk, and Joint Pension Fund, Local No. 164, I.B.E.W, as co-lead plaintiffs in the federal court derivative actions and directing the lead plaintiff to file a consolidated amended complaint on or before May 15, 2006. The complaint in the state court derivative action was recently amended to allege certain purported breaches of fiduciary duty in connection with the proposed merger transaction with PXP—including by “engaging in self-dealing” and “attempting to insulate themselves from liability.” Similarly, on May 15, 2006, the complaint in the federal court action was amended to add allegations of purported breaches of fiduciary duty in connection with the proposed merger transaction—including by “arranging to dilute” shareholders’ equity interests, “allowing defendants to reap vast rewards” upon completion of the merger, and by “indemnifying themselves of liability.” Both amended derivative complaints seek an order enjoining Stone from entering into the transaction contemplated by the merger agreement. Stone intends vigorously to defend the foregoing actions and the requests for injunction relief.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

Stone is named as a defendant in certain lawsuits and is a party to certain regulatory proceedings arising in the ordinary course of business. Stone does not expect these matters, individually or in the aggregate, to have a material adverse effect on its financial condition.

Controls and Procedures

Deficiencies Relating to Reserve Reporting

On October 2005, Stone completed an internal review of its estimates of proved oil and natural gas reserves. As a result of this review, Stone reduced its estimate of total proved oil and natural gas reserves at December 31, 2004 by approximately 237 Bcfe. Management concluded that the impact of the reserve adjustment on previously issued financial statements was material and required a restatement. The audit committee of Stone’s board of directors engaged the law firm of Davis Polk & Wardwell to assist in its investigation of reserve revisions. Davis Polk presented its final report to the audit committee and board of directors on November 28, 2005. The final report found that a number of factors at Stone contributed to the write-down of reserves, including the following:

•	Stone lacked adequate internal guidance or training on the SEC definition of proved reserves;

•	There is evidence that some members of Stone management failed to fully grasp the conservatism of the SEC’s “reasonable certainty” standard of booking reserves; and

•	There is also evidence that there was an optimistic and aggressive “tone from the top” with respect to estimating proved reserves.

As part of its final report, Davis Polk proposed a number of recommendations, including the following:

•	adopt and distribute written guidelines to its staff on the SEC reserve reporting requirements;

•	provide annual training for employees on the SEC requirements;

•	continue to emphasize the difference between SEC’s standard of measuring proved reserves and the criteria that Stone might use in making business decisions; and

•	institute and cultivate a culture of compliance to ensure that the foregoing contributing factors do not recur.

The audit committee and board of directors have accepted the Davis Polk final report, and the board of directors implemented and resolved to continue to implement all of the recommendations.

Consequently, Stone has revised its historical proved reserves for the period from December 31, 2001 to June 30, 2005. This revision of reserves also resulted in a restatement of financial information for the years from 2001 through 2004 and for the first six months of 2005. This restatement, as well as specific information regarding its impact, is discussed in Note 1 to Stone’s Consolidated Financial Statements. Restatement of previously issued financial statements to reflect the correction of a misstatement is an indicator of the existence of a material weakness in internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.” Stone has identified deficiencies in its internal controls that did not prevent the overstatement of its proved oil and natural gas reserves. These deficiencies, which Stone believes constituted a material weakness in its internal control over financial reporting, included an overly aggressive and optimistic tone by some members of management which created a weak control environment surrounding the booking of proved oil and natural gas reserves, and inadequate training and understanding of the SEC rules for booking oil and natural gas reserves. In light of the determination that previously issued financial statements should be restated, Stone’s management concluded that a material weakness in internal control over financial reporting existed as of December 31, 2005 and disclosed this matter to the audit committee, and its independent registered public accounting firm.

Remedial Actions

Stone’s management, at the direction of its board of directors, is actively working to improve the control environment and to implement controls and procedures that will ensure the integrity of its proved reserve booking process.

Stone has implemented the following actions to mitigate weaknesses identified:

•	Those members of management that the Davis Polk report specifically suggested contributed to the aggressive and optimistic tone of management in booking estimated proved reserves are no longer employed by or affiliated with Stone as employees, officers or directors.

•	A new Vice President, Reserves, has been appointed to oversee the booking of estimated proved reserves and the training of all personnel involved in the reserve estimation process.

•	Formal training programs have been implemented and all personnel involved in the reserve estimation process have, since the announcement of the reserve revision, received formal training in SEC requirements for reporting estimated proved reserves.

•	A nationally recognized engineering firm with greater capabilities for geological reviews was contracted to audit our Gulf Coast Basin reserves. The Gulf Coast Basin is the area where the downward revisions occurred. Such audit was conducted as of December 31, 2005 and was completed early in 2006.

•	Stone has adopted and distributed a written policy and guidelines for booking estimated proved reserves to all personnel involved in the reserve estimation process.

Stone intends to move forward with the following remedial actions in 2006:

•	continue its formal training programs;

•	have 100% of its proved reserves fully engineered by outside engineering firms no later than December 31, 2006; and

•	during 2006 and thereafter, consult with its outside engineering firms on an interim basis on the original booking of significant acquisitions, extensions, discoveries and other additions.

Management’s Report on Internal Control over Financial Reporting

Stone’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-(f) of the Exchange Act. Under the supervision and with the participation of management, including Stone’s Chief Executive Officer, and Stone’s Chief Financial Officer, Stone conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on Stone’s evaluation under the framework in Internal Control-Integrated Framework, Stone’s management concluded it did not maintain effective controls over the booking of its oil and natural gas reserves as of December 31, 2005, and these ineffective controls constituted a material weakness. As a result of this material weakness, estimated proved reserve quantities for 2004 and prior periods were revised downward and Stone’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 were restated. These restatements affected Stone’s proved oil and gas properties, DD&A and write-down of oil and gas properties accounts.

Because of this material weakness, Stone’s management has concluded that, as of December 31, 2005 and 2004, Stone did not maintain effective internal control over financial reporting, based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

Management’s assessment of the effectiveness of Stone’s internal control over financial reporting as of December 31, 2005 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OF STONE

The following discussion is intended to assist in understanding Stone’s financial position and results of operations for each of the years in the three-year period ended December 31, 2005. The financial information in this section has been restated, as further discussed in “Note 1—Restatement of Historical Financial Statements.” All period to period comparisons are based upon restated amounts. Stone’s financial statements and the notes thereto, which are found elsewhere in this document, contain detailed information that should be referred to in conjunction with the following discussion. See “Note 1—Restatement of Historical Financial Statements.”

Executive Overview

Stone is an independent oil and gas company engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties located in the conventional shelf of the Gulf of Mexico (the “GOM”), deep shelf of the GOM, deepwater of the GOM and several basins in the Rocky Mountain Region. Stone’s business strategy is to increase reserves, production and cash flow through the acquisition, exploitation and development of mature properties in the Gulf Coast Basin and exploring opportunities in the deepwater environment of the Gulf of Mexico, Rocky Mountain Region and other potential areas. See “Stone’s Business—Strategy and Operational Overview.”

2006 and 2005 Significant Events

Williston Acquisition Early in 2005 Stone closed on its acquisition of approximately 35,000 net exploratory acres in the Williston Basin North Dakota and Montana. During 2005 Stone drilled 20 wells to develop this significant asset acquisition and expanded its acreage position with the acquisition of 314,000 additional net acres through March 1, 2006.

Hurricane Disruption Hurricanes Katrina and Rita caused significant disruption in Stone’s operations resulting in production deferrals approximating 16.4 Bcfe (2.7 MMBOE) and significant damage to its offshore facilities.

Reserve Revision In the fall of 2005, Stone announced a significant downward reserve revision which resulted in the following:

•	the hiring of an outside firm (Davis, Polk & Wardwell) to investigate the causes of the reserve revision;

•	the announcement of an informal inquiry by the staff of the Securities and Exchange Commission;

•	a delay in the filing of Stone’s Form 10-Q for the 3rd quarter of 2005, which was filed on March 13, 2006;

•	a reduction in the borrowing base of Stone’s credit facility from $425 million to $300 million;

•	the resignation of Stone’s former CEO from the board of directors;

•	the implementation of new and improved procedures and controls over the reserve reporting process;

•	the obtaining of waivers from the participants in Stone’s bank credit facility to extend the time to file its 3rd quarter 2005 financial statements and the execution of an amendment to the facility on March 28, 2006 whereby Stone granted a valid, perfected, first-priority lien in favor of the participating banks on the majority of Stone’s interest in its oil and gas properties;

•	the receipt of notices of non-compliance from over 25% of the holders of the outstanding principal amount of Stone’s 6.75% Senior Subordinated Notes due 2014, starting a 60 day period beginning

February 15, 2006 in which to cure the default relating to the non-issuance of financial statements. As a consequence of these notices, Stone became unable to borrow additional funds under its bank credit facility until the default was cured on March 13, 2006; and

•	the filing of securities and derivative lawsuits against Stone. See “Stone’s Business—Legal Proceedings”.

2006 Outlook

Stone’s 2006 capital expenditures budget is approximately $360 million, excluding acquisitions, asset retirement costs and capitalized interest and general and administrative expenses. The $360 million is expected to be spent as follows:

Conventional Shelf	28%
Rocky Mountain Region	42%
Deep Shelf/Deepwater	26%
Other	4%

Stone also expects to continue to investigate new opportunities in the Rocky Mountain Region and other areas.

Known Trends and Uncertainties

Gulf Coast Basin Reserve Replacement Stone has faced challenges in replacing production in the Gulf Coast Basin at a reasonable unit cost. This condition has been caused by a number of factors including the following:

•	rising costs of drilling and production services;

•	lack of an adequate inventory of reserve targets of an attractive size; and

•	inadequate risking of projects to assist in appropriate portfolio management.

During 2005 and early 2006 Stone has instituted organizational changes which it believes will lead to a replenishment of its prospect inventory in 2006 and 2007. Additionally, Stone has employed a new risk management system for project evaluation that it believes will result in more efficient portfolio management.

Louisiana Franchise Taxes Stone has been involved in litigation with the state of Louisiana over the proper computation of franchise taxes allocable to the state. This litigation relates to the state’s position that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to Louisiana for purposes of computing franchise taxes. Stone disagrees with the state’s position. However, if the state’s position were to be upheld, Stone would incur higher franchise tax expense in future years barring the implementation of other tax savings measures. See “Stone’s Business—Legal Proceedings.”

Stock Based Compensation In 2006, Stone began the implementation of Statement of Financial Accounting Standard (“SFAS”) No. 123(R) which requires expensing of the fair value of stock option issuances on the income statement. Stone had previously elected to disclose such amounts.

In 2005, Stone adjusted its emphasis in its long-term incentive compensation from the issuance of stock options to the issuance of restricted stock. Stone expects total equity based compensation in 2006 to total between $9.8 and $10.3 million and estimates approximately $4.5 million of this amount will be capitalized.

Hurricanes Since the majority of Stone’s production originates in the Gulf of Mexico, it is particularly vulnerable to the effects of hurricanes on production. In 2004 Stone experienced an approximate 7.0 Bcfe deferral of production due to Hurricane Ivan and in 2005 an approximate 16.4 Bcfe deferral due to Hurricanes Katrina and Rita. Although Stone does include hurricane contingencies in its production forecasting models, hurricane activity can be more frequent and devastating than what is projected, as was the case in 2004 and 2005.

Regulatory Inquiries and Stockholder Lawsuits Stone is subject to ongoing inquiries by the SEC. Stone has also been named as a defendant in certain stockholder lawsuits resulting from its reserve restatement. The ultimate resolution of these matters and their impact on Stone is uncertain.

Liquidity and Capital Resources

Cash Flow and Working Capital. Net cash flow provided by operating activities totaled $461.2 million during 2005 compared to $369.7 million and $390.8 million in 2004 and 2003, respectively. Net cash flow provided by operating activities for the three months ended March 31, 2006 was $81.3 million compared to $111.0 million reported in the comparable period in 2005. Based on Stone’s outlook of commodity prices and its estimated production, Stone expects to fund it 2006 capital expenditures with cash flow provided by operating activities.

Net cash flow used in investing activities totaled $499.9 million, $475.2 million and $341.2 million during 2005, 2004 and 2003, respectively, and $140.6 million and $180.5 million during the first quarter of 2006 and 2005, respectively, which primarily represents Stone’s investment in oil and gas properties.

Net cash flow provided by (used in) financing activities totaled $94.2 million, $112.6 million and ($60.1) million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash flow provided by financing activities generated during 2005 primarily relates to net proceeds from borrowings under Stone’s bank credit facility. Net cash flow provided by financing activities generated during 2004 primarily relates to the proceeds from Stone’s 6 3/4% Senior Subordinated Notes offering offset in part by the use of offering proceeds to repay borrowings under its bank credit facility. Net cash flow used in financing activities during 2003 was primarily the result of the $61.0 million of repayments under the amended credit facility. Cash and cash equivalents increased from $24.3 million as of December 31, 2004 to $79.7 million as of December 31, 2005. Net cash flow provided by financing activities totaled $1.6 million for the quarter ended March 31, 2006, which represents proceeds from the exercise of stock options. For the quarter ended March 31, 2005, net cash flow provided by financing activities totaled $80.9 million which primarily represents borrowings under Stone’s bank credit facility and proceeds from the exercise of stock options. In total, cash and cash equivalents decreased from $79.7 million as of December 31, 2005 to $22.1 million as of March 31, 2006.

Stone had working capital at December 31, 2005 of $16.5 million and a working capital deficit of $15.3 million at March 31, 2006. Stone believes that its working capital balance should be viewed in conjunction with availability of borrowings under its bank credit facility when measuring liquidity. “Liquidity” is defined as the ability to obtain cash quickly either through the conversion of assets or incurrence of liabilities. See “Bank Credit Facility” below.

To the extent that 2006 cash flow from operating activities exceeds Stone’s estimated 2006 capital expenditures, it may pay down a portion of its existing debt. If cash flow from operating activities during 2006 is not sufficient to fund estimated 2006 capital expenditures, Stone believes that its bank credit facility will provide it with adequate liquidity. See “Bank Credit Facility” below.

Stone does not budget acquisitions; however, it is continually evaluating opportunities that fit its specific acquisition profile. See “Stone’s Business – Strategy and Operational Overview.” Any one or a combination of certain of these possible transactions could fully utilize Stone’s existing sources of capital. Stone would consider accessing the public markets for purposes of capital, if an acquisition opportunity arose.

Bank Credit Facility. At May 19, 2006, Stone had $198 million of borrowings outstanding under its credit facility and letters of credit totaling $22.9 million had been issued pursuant to the facility. Stone has a borrowing base under the credit facility of $300 million, with availability of an additional $79.1 million in borrowings as of May 19, 2006. Stone’s borrowing base was reduced from $425 million to $300 million after it announced its reserve revision in October 2005.

Under the financial covenants of Stone’s credit facility, it must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the amended credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a Consolidated Tangible Net Worth (as defined). As of December 31, 2005 Stone’s debt to EBITDA Ratio was 1.16 and its Consolidated Tangible Net Worth was approximately $185 million in excess of the amount required to be maintained. In addition, the credit facility places certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit Stone from paying cash dividends. During 2005, the participating banks in Stone’s credit facility granted waivers from certain covenants regarding the filing of its financial statements until March 31, 2006. The financial statements were filed on March 13, 2006.

On March 28, 2006, the bank credit facility was amended whereby Stone granted a valid, perfected, first-priority lien in favor of the participating lenders.

Hedging. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk” below.

Contractual Obligations and Other Commitments

The following table summarizes Stone’s significant contractual obligations and commitments, other than hedging contracts, by maturity as of December 31, 2005.

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Contractual Obligations and Commitments:
8 1/4% Senior Subordinated Notes due 2011	$200,000	$—	$—	$—	$200,000
6 3/4% Senior Subordinated Notes due 2014	200,000	—	—	—	200,000
Bank credit facility(1)	163,000	—	163,000	—	—
Interest(2)	242,032	39,780	73,067	60,000	69,185
Asset retirement obligations, including accretion	356,308	60,900	455	10,769	284,184
Leasehold commitment(3)	5,000	5,000	—	—	—
Exploration commitment(4)	21,270	21,270	—	—	—
Seismic data commitments(5)	60,602	32,307	28,295	—	—
Operating lease obligations	2,184	580	1,062	542	—

Total Contractual Obligations and Commitments	$1,250,396	$159,837	$265,879	$71,311	$753,369

(1)	The bank credit facility matures on April 30, 2008. See “Bank Credit Facility” above.
(2)	Assumes 6% interest rate on floating debt.
(3)	Represents sunk cost reimbursement due under the joint venture agreement with Kerr-McGee for deepwater and deep shelf exploration.
(4)	Represents final commitment well under joint venture agreement with Kerr-McGee for deepwater and deep shelf exploration.
(5)	Represents pre-commitments for seismic data purchases.

First Quarter 2006 compared to First Quarter 2005. The following table sets forth certain operating information with respect to Stone’s oil and gas operations.

	Three Months Ended March 31,
	2006	2005	Variance	% Change
Production:
Oil (MBbls)	1,037	1,357	(320)	(24%)
Gas (MMcf)	11,269	15,249	(3,980)	(26%)
Oil and gas (MMcfe)	17,492	23,391	(5,899)	(25%)
Revenue data (in thousands) (a):
Oil revenue	$61,512	$64,631	($3,119)	(5%)
Gas revenue	96,922	91,522	5,400	6%

Total oil and gas revenue	$158,434	$156,153	$2,281	2%
Average prices (a):
Oil (per Bbl)	$59.32	$47.63	$11.69	25%
Gas (per Mcf)	8.60	6.00	2.60	43%
Oil and gas (per Mcfe)	9.06	6.68	2.38	36%
Expenses (per Mcfe):
Lease operating expenses	$1.99	$1.19	$0.80	67%
Salaries, general and administrative expenses (b)	0.48	0.21	0.27	129%
DD&A expense on oil and gas properties	3.69	2.62	1.07	41%

(a)	Includes the cash settlement of effective hedging contracts.
(b)	Exclusive of incentive compensation expense.

During the first quarter of 2006, net income totaled $24.0 million, or $0.88 per share, compared to $33.4 million, or $1.24 per share for the first quarter of 2005. All per share amounts are on a diluted basis. The variance in quarterly results was due to the following components:

Prices. Prices realized during the first quarter of 2006 averaged $59.32 per Bbl of oil and $8.60 per Mcf of natural gas, or 36% higher, on an Mcfe basis, than first quarter 2005 average realized prices of $47.63 per Bbl of oil and $6.00 per Mcf of natural gas. All unit pricing amounts include the cash settlement of effective hedging contracts. Stone’s effective hedging transactions increased the average price Stone received for natural gas by $0.38 per Mcf for the first quarter of 2006. Hedging transactions did not impact realized oil prices during the first quarter of 2006. During the first quarter of 2005, effective hedging transactions decreased the average realized price of natural gas by $0.19 per Mcf and oil by $0.33 per barrel.

Production. During the first quarter of 2006, total production volumes decreased 25% to 17.5 Bcfe (2.9 MMBOE) compared to 23.4 Bcfe (3.9 MMBOE) produced during the first quarter of 2005. Oil production during the first quarter of 2006 totaled approximately 1,037,000 barrels compared to 1,357,000 barrels produced during the first quarter of 2005, while natural gas production totaled 11.3 Bcf during the first quarter of 2006 compared to 15.2 Bcf produced during the first quarter of 2005. Stone’s first quarter 2006 production rates were negatively impacted by natural declines from producing wells and extended Gulf Coast production shut-ins due to Hurricane Katrina and Hurricane Rita, amounting to volumes of approximately 6.6 Bcfe (1.1 MMBOE), or 73 MMcfe per day (12.2 MBOE per day). This compares to an approximate 1.7 Bcfe (0.3 MMBOE) deferral, or 19 MMcfe per day (3.2 MBOE per day), from Hurricane Ivan in the comparable quarter of 2005. Approximately 83% of Stone’s first quarter 2006 production volumes were generated from Stone’s Gulf Coast Basin properties while the remaining 17% came from Stone’s Rocky Mountain Region properties.

Oil and Gas Revenue. First quarter 2006 oil and gas revenue totaled $158.4 million, compared to first quarter 2005 oil and gas revenue of $156.2 million. The increase in oil and gas revenue is attributable to a 36% increase in realized oil and gas prices significantly offset by a 25% decrease in production volumes on a gas equivalent basis for the first quarter of 2006 compared to the comparable period in 2005.

Expenses. Lease operating expenses during the first quarter of 2006 totaled $34.9 million compared to $27.9 million for the first quarter of 2005. On a unit of production basis, first quarter 2006 lease operating expenses were $1.99 per Mcfe as compared to $1.19 per Mcfe for the first quarter of 2005. During the first quarter of 2006, lease operating expenses included $7.7 million of repairs in excess of estimated insurance recoveries related to Hurricanes Katrina and Rita. First quarter 2006 lease operating expenses also increased as a result of increases in overall industry service costs over the first quarter of 2005.

Depreciation, depletion and amortization (“DD&A”) on oil and gas properties for the first quarter of 2006 totaled $64.6 million, or $3.69 per Mcfe compared to $61.3 million, or $2.62 per Mcfe for the first quarter of 2005. The increase in 2006 DD&A per Mcfe is attributable to the unit cost of current period net reserve additions (including related future development costs) exceeding the per unit amortizable base as of the beginning of the year.

Salaries, general and administrative (“SG&A”) expenses (exclusive of incentive compensation) for the first quarter of 2006 were $8.5 million compared to $4.8 million in the first quarter of 2005. The increase in SG&A is due to additional compensation expense associated with restricted stock issuances, increased employment and base salary levels and higher legal and consulting fees.

During the three months ended March 31, 2006 and 2005, Stone incurred $3.0 and $1.8 million, respectively, of accretion expense related to asset retirement obligations. The increase in first quarter 2006 accretion expense is due to higher estimated asset retirement costs combined with a shortened time frame to plug and abandon our facilities.

Production taxes during the first quarter of 2006 totaled $4.2 million compared to $2.4 million in the first quarter of 2005. The increase is due to a prior year ad valorem tax adjustment on certain of Stone’s Rocky Mountain properties expensed in the first quarter of 2006.

2005 Compared to 2004. The following table sets forth certain operating information with respect to Stone’s oil and gas operations and summary information with respect to its estimated proved oil and gas reserves. See “Stone’s Business—Properties—Oil and Natural Gas Reserves.”

	Year Ended December 31,
	2005	2004	Variance	% Change
Production:
Oil (MBbls)	4,838	5,438	(600)	(11%)
Gas (MMcf)	54,129	55,544	(1,415)	(3%)
Oil and gas (MMcfe)	83,158	88,172	(5,014)	(6%)
Average prices:(1)
Oil (per Bbl)	$50.53	$39.38	$11.15	28%
Gas (per Mcf)	7.24	5.94	1.30	22%
Oil and gas (per Mcfe)	7.65	6.17	1.48	24%
Expenses (per Mcfe):
Lease operating expenses	$1.38	$1.13	$0.25	22%
Salaries, general and administrative expenses(2)	0.27	0.16	0.11	69%
DD&A expense on oil and gas properties	2.87	2.36	0.51	21%
Estimated Proved Reserves at December 31:
Oil (MBbls)	41,509	42,385	(876)	(2%)
Gas (MMcf)	344,088	413,902	(69,814)	(17%)
Oil and gas (MMcfe)	593,142	668,210	(75,068)	(11%)

(1)	Includes the settlement of effective hedging contracts.
(2)	Exclusive of incentive compensation expense.

For the year ended 2005, Stone reported net income totaling $136.8 million, or $5.02 per share, compared to net income for the year ended December 31, 2004 of $119.7 million, or $4.45 per share. The variance in annual results was due to the following components:

Production. During 2005, total production volumes decreased 6% to 83.2 Bcfe (13.9 MMBOE) compared to 88.2 Bcfe (14.7 MMBOE) produced during 2004. Oil production during 2005 totaled approximately 4.8 million barrels compared to 2004 oil production of 5.4 million barrels, while natural gas production during 2005 totaled approximately 54.1 billion cubic feet compared to 55.5 billion cubic feet produced during 2004. The decrease in overall 2005 production was primarily the result of extended production downtime from Hurricanes Katrina and Rita (16.4 Bcfe) in excess of downtime experienced for Hurricane Ivan in 2004 (7.0 Bcfe).

Prices. Prices realized during 2005 averaged $50.53 per barrel of oil and $7.24 per Mcf of gas compared to 2004 average realized prices of $39.38 per barrel of oil and $5.94 per Mcf of gas. On a gas equivalent basis, average 2005 prices were 24% higher than prices realized during 2004. All unit pricing amounts include the settlement of hedging contracts.

Stone enters into various hedging contracts in order to reduce its exposure to the possibility of declining oil and gas prices. During 2005, hedging transactions decreased the average price Stone received for natural gas by $0.58 per Mcf and for oil by $2.26 per Bbl compared to a net decrease of $0.18 per Mcf of natural gas realized during 2004.

Oil and Gas Revenue. As a result of 24% higher realized prices on a gas equivalent basis, oil and gas revenue increased 17% to $636.2 million in 2005 from $544.2 million during 2004 despite a 6% decline in total production volumes during 2005.

Expenses. During 2005, Stone incurred lease operating expenses of $114.7 million, compared to $100.0 million incurred during 2004. On a unit of production basis, 2005 lease operating expenses were $1.38 per Mcfe as compared to $1.13 per Mcfe for 2004. The increase in lease operating expenses in 2005 is due to a combination of increases in overall industry service costs and additional costs associated with storm-related shut-ins and evacuations. Included in lease operating expenses are maintenance costs, which represent repairs and maintenance costs that vary from year to year. Maintenance costs totaled $28.9 million in 2005 compared to $29.1 million in 2004.

DD&A expense on oil and gas properties for 2005 totaled $238.3 million, or $2.87 per Mcfe compared to DD&A expense of $208.0 million, or $2.36 per Mcfe in 2004. The increase in DD&A per Mcfe is attributable to the unit cost of current year net reserve additions (including related future development costs) exceeding the per unit amortizable base as of the beginning of the year. See “Known Trends and Uncertainties” above.

During 2005 and 2004, Stone incurred $7.2 million and $5.9 million, respectively, of accretion expense related to the January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Stone expects accretion expense to total approximately $12.2 million during 2006 as a result of higher estimated costs combined with a shortened time frame to plug and abandon its facilities.

The approximate $50 million revision in estimates of asset retirement obligations in 2005 is due to the following factors: (1) approximately $20.5 million of the increase is due to significant increases in the cost of services necessary to abandon oil and gas properties; (2) approximately $9.7 million of the increase is due to an accelerated time frame in which certain of our oil and gas properties will need to be abandoned as a result of hurricanes Katrina and Rita; and (3) approximately $19.8 million is due to additional costs of wreckage and debris removal associated with the hurricanes.

Interest expense for 2005 totaled $23.2 million, net of $14.9 million of capitalized interest, compared to interest of $16.8 million, net of $7.0 million of capitalized interest, during 2004. The increase in interest expense in 2005 is primarily the result of the issuance of Stone’s $200 million 6 3/4% Senior Subordinated Notes on December 15, 2004.

Reserves. At December 31, 2005, Stone’s estimated proved oil and gas reserves totaled 593.1 Bcfe (99 MMBOE), compared to December 31, 2004 reserves of 668.2 Bcfe (111.4 MMBOE). The decrease in estimated proved reserves during 2005 was the result of production and downward revisions of previous estimates exceeding additions from drilling results and acquisitions made during the year. Estimated proved natural gas reserves totaled 344.1 Bcf and estimated proved oil reserves totaled 41.5 MMBbls at the end of 2005. The reserve estimates at December 31, 2005 were engineered and/or audited by engineering firms in accordance with guidelines established by the SEC.

Stone’s standardized measure of discounted future net cash flows was $1.9 billion and $1.6 billion at December 31, 2005 and 2004, respectively. You should not assume that these estimates of future net cash flows represent the fair value of Stone’s estimated oil and natural gas reserves. As required by the SEC, Stone determines these estimates of future net cash flows using market prices for oil and gas on the last day of the fiscal period. The average year-end oil and gas prices on all of Stone’s properties used in determining these amounts, excluding the effects of hedges in place at year-end, were $57.17 per barrel and $9.86 per Mcf for 2005 and $41.06 per barrel and $6.57 per Mcf for 2004.

2004 Compared to 2003. The following table sets forth certain operating information with respect to Stone’s oil and gas operations and summary information with respect to its estimated proved oil and gas reserves.

	Year Ended December 31,
	2004	2003	Variance	% Change
Production:
Oil (MBbls)	5,438	5,727	(289)	(5%)
Gas (MMcf)	55,544	62,536	(6,992)	(11%)
Oil and gas (MMcfe)	88,172	96,898	(8,726)	(9%)
Average prices:(1)
Oil (per Bbl)	$39.38	$30.41	$8.97	29%
Gas (per Mcf)	5.94	5.34	0.60	11%
Oil and gas (per Mcfe)	6.17	5.25	0.92	18%
Expenses (per Mcfe):
Lease operating expenses	$1.13	$0.75	$0.38	51%
Salaries, general and administrative expenses(2)	0.16	0.15	0.01	7%
DD&A expense on oil and gas properties	2.36	1.92	0.44	23%
Estimated Proved Reserves at December 31:
Oil (MBbls)	42,385	44,508	(2,123)	(5%)
Gas (MMcf)	413,902	380,280	33,622	9%
Oil and gas (MMcfe)	668,210	647,326	20,884	3%

(1)	Includes the settlement of effective hedging contracts.
(2)	Exclusive of incentive compensation expense.

For the year ended 2004, net income totaled $119.7 million, or $4.45 per share, compared to net income for the year ended December 31, 2003 of $123.2 million, or $4.64 per share. The variance in annual results was due to the following components:

Production. During 2004, total production volumes decreased 9% to 88.2 Bcfe (14.7 MMBOE) compared to 96.9 Bcfe (16.2 MMBOE) produced during 2003. Oil production during 2004 totaled approximately 5.4 million barrels compared to 2003 oil production of 5.7 million barrels, while natural gas production during 2004 totaled approximately 55.5 billion cubic feet compared to 62.5 billion cubic feet produced during 2003. The decrease in overall 2004 production, compared to 2003, was primarily the result of extended production downtime from Hurricane Ivan totaling 7.0 Bcfe.

Prices. Prices realized during 2004 averaged $39.38 per barrel of oil and $5.94 per Mcf of gas compared to 2003 average realized prices of $30.41 per barrel of oil and $5.34 per Mcf of gas. On a gas equivalent basis, average 2004 prices were 18% higher than prices realized during 2003. All unit pricing amounts include the settlement of hedging contracts.

During 2004, hedging transactions decreased the average price Stone received for natural gas by $0.18 per Mcf compared to a net decrease of $0.03 per Mcf of natural gas realized during 2003. Stone had no hedges in place for 2003 oil production.

Oil and Gas Revenue. As a result of 18% higher realized prices on a gas equivalent basis, oil and gas revenue increased 7% to $544.2 million in 2004 from $508.3 million during 2003 despite a 9% decline in total production volumes during 2004.

Expenses. During 2004, Stone incurred lease operating expenses of $100.0 million, compared to $72.8 million incurred during 2003. On a unit of production basis, 2004 lease operating expenses were $1.13 per Mcfe as compared to $0.75 per Mcfe for 2003. The increase in lease operating expenses in 2004 is due to a combination of increases in overall industry service costs, additional costs associated with storm-related shut-ins and evacuations and increases in maintenance costs included in lease operating expenses during 2004. Included in lease operating expenses are maintenance costs, which represent repairs and maintenance costs that vary from year to year. Maintenance costs totaled $29.1 million in 2004 compared to $11.4 million in 2003. The increase in maintenance costs during 2004 is due primarily to $4.2 million for hurricane-related repairs in excess of estimated insurance recoveries and $6.8 million related to three replacement wells drilled during 2004.

DD&A expense on oil and gas properties for 2004 totaled $208.0 million, or $2.36 per Mcfe compared to DD&A expense of $186.0 million, or $1.92 per Mcfe in 2003. The increase in DD&A per Mcfe is attributable to the unit cost of current year reserve additions and related future development costs, exceeding the per unit amortizable base as of the beginning of the year.

During 2004 and 2003, Stone incurred $5.9 million and $6.3 million, respectively, of accretion expense related to the January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

Derivative expenses in 2004 and 2003 represented primarily the cost of put contracts charged to earnings as the contracts settled during the respective periods. During 2004, Stone incurred derivative expenses of $4.1 million compared to $8.7 million in 2003. The decline in derivative expenses in 2004 is the result of lower costs of put contracts for 2004 hedged production volumes.

Interest expense for 2004 totaled $16.8 million, net of $7.0 million of capitalized interest, compared to interest of $19.9 million, net of $7.8 million of capitalized interest, during 2003. The decrease in interest expense in 2004 is the result of the September 2003 redemption of Stone’s 8 3/4% Senior Subordinated Notes, which lowered the average interest rate on its outstanding debt, combined with lower average borrowings outstanding during 2004.

Reserves. At December 31, 2004, Stone’s estimated proved oil and gas reserves totaled 668.2 Bcfe (111.4 MMBOE), compared to December 31, 2003 reserves of 647.3 Bcfe (107.9 MMBOE). The increase in estimated proved reserves during 2004 was the combined result of drilling results and acquisitions made during the year. Estimated proved natural gas reserves totaled 413.9 Bcf and estimated proved oil reserves totaled 42.4 MMBbls at the end of 2004.

Stone’s standardized measure of discounted future net cash flows was $1.6 billion and $1.5 billion at December 31, 2004 and 2003, respectively. You should not assume that these estimates of future net cash flows represent the fair value of Stone’s estimated oil and natural gas reserves. As required by the SEC, Stone determines these estimates of future net cash flows using market prices for oil and gas on the last day of the fiscal period. The average year-end oil and gas prices on all of Stone’s properties used in determining these amounts, excluding the effects of hedges in place at year-end, were $41.06 per barrel and $6.57 per Mcf for 2004 and $31.72 per barrel and $6.29 per Mcf for 2003.

Off-Balance Sheet Arrangements

Stone has no off-balance sheet arrangements.

Accounting Matters and Critical Accounting Policies

Changes in Accounting Principles. Effective January 1, 2003, management elected to change to the units of production (“UOP”) method of amortizing proved oil and gas property costs from the previously used future gross revenue method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes, instead of revenue, for the period by the total proved reserves, instead of future gross revenue, as of the beginning of the period, and similarly applying the respective rate to the net cost of proved oil and gas properties, including future development costs. Management believes that this change in method is preferable because it removes fluctuations in DD&A expense caused by product pricing volatility within a reporting period and is a method more widely used in the oil and gas industry. As a result of the change in accounting principle, Stone recognized a charge against its 2003 net income for the cumulative transition adjustment of $4.6 million, net of tax.

In addition, management elected to begin recognizing production revenue under the Entitlement method of accounting effective January 1, 2003. Under this method, revenue is deferred for deliveries in excess of Stone’s net revenue interest, while revenue is accrued for the undelivered volumes. Production imbalances are generally recorded at the estimated sales price in effect at the time of production. The cumulative effect of adoption of the Entitlement method was immaterial.

Asset Retirement Obligations. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement requires Stone to record its estimate of the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of an oil and gas property’s useful life. The adoption of SFAS No. 143 requires the use of management’s estimates with respect to future abandonment costs, inflation, market risk premiums, useful life and cost of capital. Stone adopted SFAS No. 143 on January 1, 2003. Upon adoption, Stone recognized a gain for a cumulative transition adjustment of $6.7 million, net of tax, for existing asset retirement obligation liabilities, asset retirement costs and accumulated depreciation. In addition, Stone recorded an $86.7 million increase in the capitalized costs of its oil and gas properties, net of accumulated depreciation, and recognized $76.3 million in additional liabilities related to asset retirement obligations. As required by SFAS No. 143, Stone’s estimate of its asset retirement obligations does not give consideration to the value the related assets could have to other parties.

Full Cost Method. Stone uses the full cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee costs and general and administrative costs (less any reimbursements for such costs), incurred for the purpose of acquiring and finding oil and gas are capitalized. Unevaluated property costs are excluded from the amortization base until Stone has made a determination as to the existence of proved reserves on the respective property or impairment. Stone reviews its unevaluated properties at the end of each quarter to determine whether the costs should be reclassified to the full cost pool and thereby subject to amortization. Sales of oil and gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

Stone amortizes its investment in oil and gas properties through DD&A using the UOP method. See “Changes in Accounting Principles” above.

Stone capitalizes a portion of the interest costs incurred on its debt that is calculated based upon the balance of its unevaluated property costs and its weighted-average borrowing rate. During 2005, 2004 and 2003, Stone capitalized interest costs of $14.9 million, $7.0 million and $7.8 million, respectively. Stone also capitalizes the portion of salaries, general and administrative expenses that are attributable to its acquisition, exploration and development activities. During 2005, 2004 and 2003, Stone capitalized salaries, general and administrative costs, net of overhead reimbursements, of $20.5 million, $16.0 million, and $14.2 million, respectively.

Generally accepted accounting principles allow the option of two acceptable methods for accounting for oil and gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of DD&A. Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

Under the full cost method of accounting, Stone compares, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted commodity prices and excluding cash flows related to estimated abandonment costs) to the net capitalized costs of proved oil and gas properties, net of related deferred taxes. Stone refers to this comparison as a “ceiling test.” If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, Stone is required to write-down the value of its oil and gas properties to the value of the discounted cash flows.

Stock-Based Compensation. On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Stone has elected the modified prospective transition method. Stone has historically used the Black-Scholes option-pricing model for estimating stock compensation expense for disclosure purposes and is continuing to use such method after adoption of SFAS No. 123(R). The effect of the adoption of SFAS No. 123(R) for Stone for the three months ended March 31, 2006 was immaterial.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. In April 2005, the SEC approved a rule that delayed the effective date of SFAS No. 123(R) for public companies. As a result, SFAS No. 123(R) became effective for Stone on January 1, 2006.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Stone to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Stone’s most significant estimates are:

•	remaining proved oil and gas reserves volumes and the timing of their production;

•	estimated costs to develop and produce proved oil and gas reserves;

•	accruals of exploration costs, development costs, operating costs and production revenue;

•	timing and future costs to abandon its oil and gas properties;

•	the effectiveness and estimated fair value of derivative positions;

•	classification of unevaluated property costs;

•	capitalized general and administrative costs and interest; and

•	contingencies.

Derivative Instruments and Hedging Activities. Under SFAS No. 133, as amended, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Stone does not use derivative instruments for trading purposes. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings. During 2005, certain of Stone’s hedges became ineffective when actual production was less than the hedged volumes. This resulted in a charge to income in the amount of $3.4 million.

For a more complete discussion of Stone’s accounting policies and procedures, see its Notes to Consolidated Financial Statements beginning on page F-17.

Quantitative and Qualitative Disclosures About Market Risk

Operating Cost Risk

Stone is currently experiencing rising operating costs which also impacts its cash flow from operating activities and profitability. Assuming the costs to operate Stone’s properties, including lease operating expenses and maintenance cost, increased 10%, it estimates its diluted earnings per share for 2005 would have declined approximately 5%.

Commodity Price Risk

Stone’s revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Oil and gas price declines and volatility could adversely affect Stone’s revenues, cash flow provided by operating activities and profitability. Assuming a 10% decline in realized oil and natural gas prices, including the effects of hedging contracts, Stone estimates its diluted net income per share for

2005 would have declined approximately 32%. In order to manage its exposure to oil and gas price declines, Stone occasionally enters into oil and gas price hedging arrangements to secure a price for a portion of its expected future production.

Stone’s hedging policy provides that not more than 50% of its estimated production quantities can be hedged without the consent of the board of directors. Because over 90% of Stone’s production has historically been derived from the Gulf Coast Basin, it believes that fluctuations in prices will closely match changes in the market prices it receives for its production. Oil contracts typically settle using the average of the daily closing prices for a calendar month. Natural gas contracts typically settle using the average closing prices for near month NYMEX futures contracts for the three days prior to the settlement date.

Stone has entered into zero-premium collars with various counterparties for a portion of its expected 2006 oil and natural gas production from the Gulf Coast Basin. The natural gas collar settlements are based on an average of NYMEX prices for the last three days of a respective month. The oil collar settlements are based upon an average of the NYMEX closing price for West Texas Intermediate (“WTI”) during the entire calendar month. The contracts require payments to the counterparties if the average price is above the ceiling price or payment from the counterparties if the average price is below the floor price.

The following tables show Stone’s hedging positions as of May 1, 2006:

	Zero-Premium Collars
	Natural Gas			Oil
	Daily Volume (MMBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40
2007				3,000	60.00	78.35

Stone believes these positions have hedged approximately 35%—45% of its estimated 2006 production.

Interest Rate Risk

Stone had long-term debt outstanding of $563 million at December 31, 2005, of which $400 million, or approximately 71%, bears interest at fixed rates. The $400 million of fixed-rate debt is comprised of $200 million of 8 1/4% Senior Subordinated Notes due 2011 and $200 million of 6 3/4% Senior Subordinated Notes due 2014. The remaining $163 million of debt outstanding at December 31, 2005 bears interest at a floating rate under Stone’s bank credit facility. At December 31, 2005, the weighted average interest rate under Stone’s floating-rate debt was approximately 6.0%. At December 31, 2005, Stone had no interest rate hedge positions in place to reduce its exposure to changes in interest rates. Assuming a 200 basis point increase in market interest rates during 2005, Stone’s interest expense, net of capitalization, would have increased approximately $1.0 million, net of taxes, resulting in a $0.04 per diluted share reduction in net income.

Selected Quarterly Financial Data

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(In thousands, except per share data)
2006
Operating revenue	$158,434	N/A	N/A	N/A
Income from operations	42,018	N/A	N/A	N/A
Net income	24,008	N/A	N/A	N/A
Earnings common per share	$0.88	N/A	N/A	N/A
Earnings common per share assuming dilution	0.88	N/A	N/A	N/A
2005
Operating revenue	$156,153	$185,238	$159,275	$135,574
Income from operations	56,519	72,334	55,689	47,924
Net income	33,424	43,967	32,977	26,395
Earnings common per share	$1.25	$1.64	$1.22	$0.97
Earnings common per share assuming dilution	1.24	1.62	1.20	0.96
2004
Operating revenue	$133,580	$142,224	$128,306	$140,091
Income from operations	51,779	54,742	37,349	55,437
Net income	31,408	31,796	21,945	34,519
Earnings common per share	$1.19	$1.20	$0.82	$1.29
Earnings common per share assuming dilution	1.17	1.18	0.82	1.28

PLAINS—THE COMBINED COMPANY

Overview

The combination of Plains and Stone will create an independent oil and gas company with an aggregate of approximately 500 MMBOE of pro forma proved reserves at December 31, 2005 and pro forma production of 100-110 MBOE per day in 2007. Plains expects the combined company to have the following advantages listed below after the merger.

Experienced and Proven Management and Technical Team. The combined company’s executive management team will have an average of over 20 years of experience in the oil and gas industry. Its President and Chief Executive Officer is James C. Flores, who has been Chairman of the Board and Chief Executive Officer of Plains since December 2002, and President since March 2004. He was also Chairman of the Board of Plains Resources, Inc. (“Plains Resources,” now known as Vulcan Energy Corporation) from December 2002 to June 2004 and is currently a director of Vulcan Energy. He was Chairman of the Board and Chief Executive Officer of Plains Resources from May 2001 to December 2002. He was Co-founder as well as Chairman, Vice Chairman and Chief Executive Officer at various times from 1992 until January 2001 of Ocean Energy, Inc., an oil and gas company. From January 2001 to May 2001 Mr. Flores managed various private investments.

Greater Human and Technological Resources. The combined company will have significant expertise with regard to various energy technologies, including 3-D seismic interpretation capabilities, enhanced oil recovery, offshore drilling, deep onshore drilling, and other exploration, production and processing technologies. The addition of Stone employees, who have significant expertise in the oil and gas industry, will complement and strengthen Plains’ existing operations team. The combined company will benefit from Stone’s investment in 3D seismic technology and expects to continue a significant focus on technical analysis to support future investment decisions. As a result, the combined company is expected to have an enhanced ability to acquire, explore for, develop and exploit oil and gas reserves, both onshore and offshore.

Improved Financial Profile and Flexibility. An overall increase in size should enhance the combined company’s investment and risk profile. This increase in size should provide the combined company with lower financing costs thus better positioning the combined company to fund future growth opportunities that cannot be funded with internal cash flow. Finally, the increased capital efficiency of the combined company both from an internal cash flow and external capital raising standpoint should allow the combined company to focus on those opportunities and projects that have the potential for greater returns on capital employed than either company could achieve on an individual basis.

Enhanced Platform for Growth and Industry Consolidation. Plains’ management believes that independent exploration and production companies will likely continue to merge and consolidate in the future and attractive property acquisition opportunities should become available in the combined company’s core areas of the Gulf Coast, California, Texas and Rocky Mountains (including the Williston Basin). The merger is expected to enhance the combined company’s ability to pursue these future consolidation opportunities by creating a larger, more efficient and scaleable growth platform with investment characteristics more attractive to capital providers. Plains’ management believes that the combined company’s enhanced size, in addition to its stronger financial profile, should allow it to pursue growth and consolidation opportunities on a more effective basis than either company could have on an individual basis.

Expanded Capital Base and Trading Liquidity. After the merger, the number of outstanding shares of the combined company’s common stock will be approximately 113 million with a total market capitalization of approximately $3.9 billion based on a closing price of Plains common stock of $34.47 on May 16, 2006. Additionally, Plains’ and Stone’s existing stockholder bases are diverse. This diversity should result in greater institutional investor awareness of the combined company than either Plains or Stone has individually.

Cost Savings. Given the complementary nature of their operations, Plains expects that the merger would allow the combined company to take advantage of synergies which would result in significant cost savings.

Plains expects to reduce costs in the combined operations by approximately $20 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses and benefiting from other cost savings.

Strategy

Continue Exploitation and Development of Current Asset Base. Plains believes the combined company can continue its strong reserve and production growth through the exploitation and development of its existing inventory of projects relating to its properties. The combined company will focus on development, exploitation and field extension activities on its California, Rocky Mountains and onshore Gulf Coast properties. For example, the combined company will have in excess of 550 future drilling locations in the Rocky Mountains and onshore Texas.

Continue Higher Impact Exploration Program. Plains believes there are many opportunities for the combined company to continue to expand on Plains’ success in exploratory drilling primarily in the Deepwater Gulf of Mexico and Rocky Mountain region by taking advantage of its existing inventory of exploratory projects and by carefully evaluating and prudently allocating capital to additional exploratory projects. In particular, the company will focus on delineation and further development of its announced Big Foot and Caesar discoveries. Further, Plains is currently participating or expects to participate in the drilling of three additional exploratory wells in the lower and middle Miocene trend in the Gulf of Mexico during the remainder of 2006. Further, the combined company will have interest in over 175 Gulf of Mexico blocks covering approximately 1,000,000 acres and will have seismic coverage on approximately 3,600 blocks. This position should enable the combined company to pursue future growth opportunities.

Increased Cash Flow. Plains expects to be able to allocate the increased cash flow into debt reduction, longer term growth projects, additional consolidation and stock buyback opportunities.

THE MERGER

Background of the Merger

General

Pursuant to the merger agreement, Plains Acquisition, a newly formed, wholly owned subsidiary of Plains, will merge into Stone with Stone becoming a wholly owned subsidiary of Plains.

In the merger, Stone common stockholders will receive 1.25 shares of Plains common stock for each share of Stone common stock they own, which equated to approximately $52.46 per Stone common share based on the closing price on April 21, 2006, the last full trading day prior to the public announcement of the merger, of $41.97 per Plains common share. After the merger is completed, Stone common stockholders will own approximately 30% of Plains, and Plains stockholders will own the remaining 70%.

The merger is expected to qualify as a tax free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, the merger is expected to be tax free to Plains stockholders, and the Stone stockholders to the extent the Stone stockholders receive stock in the merger.

Background of the Merger

In 2005, Stone recognized that a substantial increase in the scale and the diversification of its operations and assets could enhance Stone’s value, in light of recent merger and acquisition transactions involving other exploration and production companies and Stone’s increased focus on capital intensive projects in the deepwater Gulf of Mexico. Accordingly, Stone began to explore potential opportunities to enhance stockholder value, including by exploring the possibility of business combinations with other companies in the energy field, the possible sale of Stone, as well as the potential acquisition of additional assets by Stone.

During 2005, both Mr. David H. Welch, President and Chief Executive Officer of Stone, and Mr. Kenneth H. Beer, Stone’s Senior Vice President and Chief Financial Officer, had discussions with several entities that expressed interest in potential transactions with Stone. These initial discussions were solely conceptual in nature. Stone did not receive any specific proposals or undertake detailed analyses of potential transactions during this period.

During the third and fourth quarters of 2005, Stone was impacted by several events:

•	On August 29 and September 26, respectively, hurricanes Katrina and Rita caused substantial damage to certain of Stone’s facilities and gave rise to significant production shut-ins. Production, cash flow and hydrocarbon reserves were negatively impacted.

•	On October 6, 2005, Stone announced a downward revision of its proved hydrocarbon reserve estimates based upon an internal review of all of Stone’s fields as well as an analysis of the likely impact of the hurricanes. This downward revision would ultimately give rise to a restatement of Stone’s prior financial statements as well as a delay in the filing of Stone’s Quarterly Report on Form 10-Q for the third quarter of 2005.

•	On November 10, 2005, Stone announced that it had been notified by the Staff of the SEC that the Staff was commencing an informal inquiry relating to Stone’s announcement of its downward revision of its proved hydrocarbon reserve estimates.

•	On November 14, 2005, Stone announced it would be delayed in the filing of Stone’s Quarterly Report on Form 10-Q for the third quarter of 2005.

On November 2, 2005, Mr. Welch was contacted by the Chief Executive Officer of Company A, and Mr. Beer was contacted by the head of business development for Company A, to discuss the possibility of a business combination. Mr. Beer initially scheduled a meeting with the head of business development of Company A, but this meeting was postponed by Stone due to the delay in filing its Form 10-Q for the third quarter of 2005. On November 14, Mr. Welch was again contacted by the Chief Executive Officer of Company A after the delayed filing was announced.

During November 2005, after informal discussions with several members of the Stone board of directors, Stone management concluded that, in light of operational issues and the consequences of the hydrocarbon reserve estimate revision, it was appropriate to refrain from pursuing any substantive discussions with potential transactional counterparties until after Stone filed its Annual Report on Form 10-K for the year ended December 31, 2005.

On December 5, 2005, Stone announced that the audit committee of its board of directors, with the assistance of the law firm of Davis Polk & Wardwell, had completed an internal inquiry of certain matters related to the downward revision of its hydrocarbon reserve estimates.

On January 11, 2006, Messrs. Welch and Beer met with the Managing Partner of Private Equity Firm I (“PEF I”), which presented several conceptual proposals for potential transactions. Mr. Welch had follow-up discussions with PEF I on January 27, 2006 and February 6, 2006. Mr. Welch noted, however, that Stone intended to complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2005 before engaging in substantive discussions.

On January 23, 2006, Mr. Welch had a brief conceptual conversation with the Chief Executive Officer of Company A about a possible business combination.

On January 25, 2006, Messrs. Welch and Beer met with representatives of the Randall & Dewey division of Jefferies, an internationally recognized investment banking and advisory firm with substantial expertise in the energy field. At the meeting, they discussed various strategic options and ideas, as well as a recent transaction involving another exploration and production company for which Jefferies had provided financial advisory services.

In January and early February 2006, Messrs. Welch and Beer discussed several recent transactions involving other exploration and production companies, including transactions involving Forest Oil Corporation and Mariner Energy, Inc. (announced on September 10, 2005); Spinnaker Exploration Company and Norsk Hydro ASA (announced on September 19, 2005); and Remington Oil and Gas Corporation and Cal Dive International, Inc. (announced on January 23, 2006). Messrs. Welch and Beer also spoke with several members of the Stone board of directors and agreed that the Stone board of directors should discuss Stone’s strategic options at its next meeting.

On February 1, 2006, Messrs. Welch and Beer met with the Managing Partners of Private Equity Firm II (“PEF II”) who presented several general business proposals but did not present a specific offer. Messrs. Welch and Beer had several follow-up discussions with PEF II, while noting that the filing of the Stone Annual Report on Form 10-K for the year ended December 31, 2005 had to be completed before Stone would commence substantive discussions relating to a potential transaction. The parties therefore agreed to defer further discussions.

On February 8, 2006, Mr. James Flores, Chairman, President and Chief Executive Officer of Plains, called Mr. James Stone, Chairman of Stone Energy, to express interest in a strategic business combination with Stone. Mr. Stone referred Mr. Flores to Mr. Welch. Messrs. Welch and Flores thereafter had a brief telephone discussion and agreed to meet the following week.

On February 9, 2006, Mr. Welch was contacted by and had a discussion with a representative of Private Equity Firm III (“PEF III”) in which the representative discussed, at a general level, opportunities that he believed might be available to Stone.

On February 9, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies to discuss several potential strategic alternatives and concluded that a meeting would be constructive. During the call, Mr. Welch discussed with the representatives of Jefferies the scheduled meeting with Mr. Flores.

On February 10, 2006, representatives of Jefferies met with Messrs. Welch and Beer to review Stone’s assets and business strategy. Representatives of Jefferies thereafter agreed to perform an analysis of Stone’s strategic options including: (1) continuing forward with Stone’s existing business plan, (2) acquiring additional assets or companies, or (3) entering into a merger or acquisition transaction with another company of similar or larger size, and to present their initial analyses during a meeting of the Stone board of directors the following week.

On February 13, 2006, Messrs. Flores and Welch met to discuss a possible business combination of Stone and Plains. Mr. Flores highlighted Plains’ properties and its success in the deepwater Gulf of Mexico. Mr. Welch provided an overview of Stone’s assets and business activities.

On February 15, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies regarding Jefferies’ initial analysis of Stone’s strategic alternatives. During that call, Mr. Welch provided an account of, and the parties discussed, the recent meeting with Mr. Flores.

On February 16, 2006, the Stone board of directors met with Stone’s management and representatives of Jefferies. At the meeting, Jefferies presented its analysis of Stone’s strategic alternatives to the Stone board of directors, including a merger, an acquisition, the sale of Stone or not pursuing any of these alternatives and maintaining the status quo. Jefferies also provided a list of merger candidates, which were determined not to have a high level of interest in Stone. Following Jefferies’ presentation, the Stone board of directors directed Stone’s management and Jefferies to further explore Stone’s strategic alternatives, including by assessing the potential values of the various strategic alternatives. The Stone board of directors also directed management to engage Jefferies to further explore the level of interest of Plains, Company B and PEF II in potential transactions, due to the level of interest expressed by all three parties, while it evaluated its different strategic alternatives.

During the next two weeks, Stone’s management provided information, data, and projections to Jefferies to assist it in preparing its analysis. On March 1, 2006, representatives of Jefferies met with Stone’s management to review Stone’s five-year plan and to draft an executive presentation for potential transactional partners.

On March 1, 2006, Mr. Welch held another discussion with representatives of PEF I regarding potential transactional alternatives, including the possibility of a direct investment in Stone by PEF I through a private placement. Again, no specific proposal was offered.

On March 7, 2006, the Stone board of directors met to discuss the upcoming filing of Stone’s Quarterly Report on Form 10-Q for the third quarter and its Annual Report on Form 10-K for the year ended December 31, 2005. On March 7, 2006, Ernst & Young LLP, Stone’s independent registered public accounting firm, issued a report expressing an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting due to the downward reserve revision. The Stone board of directors was also given an update on the review being undertaken by management and Jefferies regarding Stone’s strategic options and opportunities.

Over the next two weeks, Jefferies continued to perform its analysis. Stone’s management focused on the completion of Stone’s periodic SEC filings during this period. Messrs. Welch and Beer, however, also continued to provide information to and otherwise assist Jefferies in performing its analysis.

On March 13, 2006, Stone filed its Quarterly Report on Form 10-Q for the third quarter and its Annual Report on Form 10-K for the year ended December 31, 2005.

On March 15, 2006, Mr. Beer held a conference call with representatives of PEF II respecting the possibility of PEF II entering into more detailed discussions with Stone concerning a potential transaction.

Following the completion of Stone’s SEC filings, Stone’s management concluded that — in light of the expressions of interest that had been received from various parties — it would be appropriate for Stone, with Jefferies’ assistance, to solicit indications of interest from certain additional parties that might be appropriate transactional partners.

On March 16, 2006, Stone’s management met with representatives of Jefferies to review the final draft of an executive presentation for potential buyers. Jefferies and management agreed on a targeted list of potential counterparties to contact and reviewed an analysis of these entities.

On March 16, 2006, Messrs. Welch and Beer and representatives of Jefferies met with the Chief Executive Officer and Chief Financial Officer of Company B to discussed possible transactional structures that might be beneficial to both parties. Mr. Welch provided a general presentation regarding Stone and answered general questions from the representatives of Company B. Following this meeting, both companies executed a confidentiality agreement to allow the parties to share confidential information and pursue further discussions.

On March 21, 2006, Messrs. Welch and Beer held a conference call with representatives of Jefferies to discuss the structure of a potential transaction with Company B. Stone was encouraged by the interest shown by Company B, which had engaged a financial advisor and commenced discussions with its own board of directors in anticipation of further exploring a potential transaction.

On March 22, 2006, Mr. Welch was contacted by PEF I, and on March 30, 2006, Messrs. Welch and Beer were contacted by PEF II, to arrange meetings with Stone.

On March 31, 2006, Stone’s management, representatives of Jefferies and representatives of Vinson & Elkins L.L.P., Stone’s outside counsel, met with the Stone board of directors. The board received an update on the levels of interest expressed by the companies that Jefferies had contacted and an updated analysis of the other strategic options for Stone (including continuing forward with the existing business plan and entering into one or more asset or business acquisition transactions). Following a discussion of the Jefferies presentation, the board instructed Jefferies to seek, on a confidential basis, proposals from seven parties that Jefferies had identified as expressing initial interest in the possibility of entering into a transaction with Stone. The list included four operating companies and three private equity firms.

Representatives of Jefferies thereafter contacted each of the seven parties (PEF I, PEF II, PEF III, Company A, Company B, Company C, and Plains) to gauge their interest in entering into a transaction with Stone. Five of the seven entities (two operating companies and three private equity firms) that were contacted expressed an interest in receiving more information regarding Stone. Two of the companies — Company A and Company C — declined to proceed with the process. Confidentiality agreements were executed with the five interested parties, and these parties were thereafter provided with certain non-public information. The non-public information included Stone’s five year projections, Stone’s reserve report and a summary of unrisked hydrocarbon potential in each of its areas of operations in addition to estimated proved reserves.

On April 6-7, 2006, Stone’s management gave a several hour presentation to each of four of the interested parties (the fifth party, Company B, had attended an earlier presentation). The participants were given a deadline of April 12, 2006 to submit non-binding informal indications of interest.

On April 10, 2006, the Plains board of directors met and discussed a possible business combination with Stone.

On April 11, 2006, Messrs. Beer and Flores held a meeting in which they had additional discussions respecting a possible business combination of Stone and Plains.

On April 12, 2006, three of the five entities submitted non-binding indications of interest. One of these entities was Plains, whose indication had a stated value of $47-49 per share of Stone common stock, in the form of 50-75% Plains common stock with the remainder in cash. PEF III submitted an all cash indication with financing contingencies. PEF I’s indication proposed a cash infusion followed by a reorganization that would divide Stone into three public entities. PEF II declined to submit a proposal. Company B also declined to submit a proposal. In addition, Company D, which had not been invited to submit a proposal, independently contacted Jefferies with an indication of interest.

On April 13, 2006, the Stone board of directors met with Stone’s management and representatives of Jefferies and Vinson & Elkins to review the indications of interest that Stone had recently received. After a thorough review and analysis of the indications of interest by Jefferies, the board requested that Jefferies gather additional information on each of the proposals. The board further concluded that — based on available information — Plains and PEF III appeared likely to offer better value to Stone’s stockholders. Accordingly, the board directed Jefferies to focus on exploring potential transactions with these companies.

Following the board meeting, representatives of Jefferies contacted Plains’ management and financial advisor. Jefferies indicated that, while the Stone board of directors found the possibility of a merger transaction with Plains to be attractive, the value described in Plains’ indication of interest was not acceptable. Representatives of Jefferies also contacted PEF III and indicated Stone was concerned about the timing and certainty of execution of the PEF III proposal, given the financing contingencies set forth in the proposal.

On April 17, 2006, the management teams of Stone and Plains met in Plains’ Houston office to review certain non-public information regarding Plains’ operations, including its deepwater discoveries and drilling inventory. In discussions with Plains’ management and Lehman, which is Plains’ financial advisor, Jefferies learned that Plains was considering a restructuring of its crude oil collars and that Plains would consider an all-stock transaction.

Later that afternoon, Messrs. Welch and Beer and representatives of Jefferies met with PEF III to discuss further the financing plans and analysis prepared by PEF III in regard to its indication of interest.

Representatives of Jefferies also contacted PEF I to request additional information regarding its financing plan and approach.

On April 18, 2006, the Stone board of directors met, together with Messrs. Welch and Beer and Mr. Drew Gates, General Counsel of Stone, as well as representatives of Jefferies and Vinson & Elkins. Representatives of Vinson & Elkins reviewed certain fiduciary duty and process issues relating to the board’s consideration of the proposals. Representatives of Jefferies provided the Board with additional information on the proposals. The Jefferies analysis demonstrated that the potential transaction with Plains could serve many of Stone’s important strategic goals, including by increasing and diversifying the asset base to include reserves with longer production lives and increasing the scale and technical expertise of Stone, thereby enhancing its ability to compete on larger scale projects in the deepwater Gulf of Mexico and elsewhere. The Board therefore directed management and Jefferies to commence further negotiations, as well as the due diligence process, with Plains. The Board also asked that Jefferies further define the financing and execution risks presented by the proposals from PEF I and PEF III. Management proceeded over the next several days to conduct due diligence of Plains. In addition, Jefferies continued negotiations with Plains and its financial advisors.

On April 19, 2006, the Plains board of directors met. At that meeting, Plains’ management presented the board with an overview of the potential transaction, information regarding Stone’s operations, general financial issues involved with the potential transaction and key due diligence considerations. The board approved the retention of J.P. Morgan Securities Inc. to advise Plains and deliver a fairness opinion to Plains in connection with the proposed transaction. Additionally, the board also received a report of Akin Gump as to the material terms of the merger agreement, the preliminary results of its legal diligence with respect to Stone and the board’s fiduciary duties in connection with considering the transaction. At this meeting, the Plains board of directors authorized management to continue their discussions with Stone regarding the merger.

On April 19, 2006, Mr. Flores contacted Mr. Welch to express his strong interest in entering into a Plains-Stone combination. On April 21, 2006, PEF III contacted Mr. Welch and sought to provide assurance that financing could be obtained to support PEF III’s indication of interest. The Chief Executive Officer of Company D also contacted Mr. Welch to express Company D’s continued interest in a potential transaction.

On April 21, 2006, the Stone board of directors met, together with Messrs Welch, Beer and Gates and representatives of Jefferies and Vinson & Elkins. The results of additional due diligence on Plains, PEF I, and PEF III were reviewed. The range of possible value to Stone stockholders expected from the Plains offer was discussed in detail. Further details of the other proposals also were reviewed. Representatives of Jefferies provided details on PEF III’s debt requirement assumptions, as well as the timing and execution issues its proposal presented. The board discussed the PEF I proposal to divide Stone into three public entities and the uncertainties associated with that proposal. The board also considered and discussed the proposal made by Company D, including the current value of Company D’s stock and its portfolio of assets. After discussing the potential risks and benefits presented by all of the proposals and weighing the merits of each, the board directed Jefferies to request that Plains consider improving the terms of its offer. Following the meeting, representatives of Jefferies contacted Lehman to discuss the terms of the Plains offer. Lehman indicated that Plains was prepared to proceed with all stock transaction at an exchange ratio of 1.2 shares of common stock of Plains for each share of common stock of Stone and a termination fee of $75 million. Lehman also indicated that Plains intended to eliminate all of its 2007 and 2008 crude oil price collars. Jefferies stated that these terms were unlikely to be acceptable to Stone. Jefferies stated that based on discussions with the Stone board of directors, a ratio of over 1.2 shares of common stock of Plains for each share of common stock of Stone would be needed. Jefferies also indicated that a termination fee of $75 million was above accepted precedent. Lehman stated that it was uncertain whether Plains could improve its proposed terms.

On April 22, 2006, Jefferies and Lehman spoke further and Plains made a final, all stock, offer, of 1.25 shares of common stock of Plains for each share of common stock of Stone. Plains proposed that the parties enter into a merger agreement that would include a transaction termination fee of $43.5 million. Jefferies contacted Plains’ Chief Executive Officer to explore whether the offer was Plains’ final offer. Mr. Flores stated that there was no flexibility in Plains’ proposal. Based upon the previous market day’s closing price, the offer had an approximate value of $52.46 per share. Plains also informed Jefferies that, on April 24, 2006, it intended to announce the elimination of all of its 2007 and 2008 crude oil price collars. Plains indicated that its offer would terminate on April 23, 2006.

On April 23, 2006, the Plains board of directors met again. At that meeting, Plains’ management updated the board as to the status of its due diligence review, the negotiations and other aspects of the proposed merger, and Akin Gump delivered its final diligence report. In addition, JPMorgan delivered its opinion that the exchange ratio in the merger was fair, from a financial point of view, to Plains. Following a discussion, Plains board approved the final merger terms. For a discussion of the opinion of JPMorgan, see “Plains’ Financial Advisors — Opinion of J.P. Morgan Securities Inc.”

On April 23, 2006, the Stone board of directors met, together with Messrs Welch, Beer and Gates and representatives of Jefferies and Vinson & Elkins to consider Plains’ final offer, and to review Plains’ proposal in light of the other proposals that Stone had received, as well as Stone’s other strategic options. The board discussed the strategic benefits, as well as the potential risks, of the contemplated business combination as well as the pro forma outlook for the combined company. The board also reviewed the proposed merger agreement, and was advised by counsel on its fiduciary obligations to Stone and its stockholders. Jefferies delivered an oral opinion that was later confirmed in writing to the Stone board of directors to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates). After further discussion, the Stone board of directors thereafter voted to approve the merger and declared the merger agreement advisable and in the best interest of Stone and its stockholders. Stone and Plains executed the merger agreement later that day.

On April 24, 2006, the transaction was announced before the market opened.

On May 3, 2006, Jefferies received a request from PEF I for a waiver of certain standstill provisions included in its agreement of confidentiality with Stone. The Stone board of directors thereafter convened to consider PEF I’s request and chose to agree to grant the waiver. In addition, the board instructed Jefferies and Mr. Welch to inform Plains of the receipt of the request, which was done later that day.

On May 4, 2006, Jefferies transmitted to PEF I a written waiver that expired on May 8, 2006 at 5 p.m.

On May 8, 2006, Mr. Welch received a non-binding indication of interest from PEF I. A meeting of the Stone board of directors was convened on May 9, 2006 to consider the PEF I indication of interest. Representatives of Jefferies reviewed the PEF I indication with the board. Representatives of Vinson & Elkins reviewed the PEF I indication of interest and the terms of the merger agreement with Plains. The board concluded that the indication — which contemplated an all cash transaction of Stone common stock following an extended due diligence and negotiation period — had terms that were not superior to, and presented less certainty of consummation than, and was not reasonably expected to result in a transaction superior to, the merger transaction with Plains. Accordingly, the board directed Stone’s management not to pursue further discussions with PEF I. Stone thereafter sent a letter to PEF I indicating its decision not to pursue further discussions.

Reasons for the Merger — Stone

The Stone board of directors has determined that the merger is fair to and in the best interests of Stone and its stockholders, and that the merger agreement is advisable. The board of directors unanimously approved the merger and the merger agreement and recommends the approval and the adoption of the merger and the merger agreement by the Stone stockholders.

In reaching its decision to approve the merger, the Stone board of directors considered a number of factors, including the following:

•	the merger is consistent with Stone’s strategy to diversify its asset base; the combined company will have three growth engines, California, the Rockies and the Gulf of Mexico;

•	Plains has a track record of creating long-term value for stockholders;

•	the combined company would have a significantly longer reserves to production life, reducing volatility and reinvestment risk;

•	the combined company will have the size and scope to materially participate in the deepwater Gulf of Mexico and other potential areas for growth where Stone believes that significant additional reserves are yet to be discovered;

•	the merger will permit the combined company to effectively compete with other exploration and production companies, many of which have recently grown by merger or acquisition;

•	the combined company will have increased technical expertise, seismic data, and undeveloped acreage;

•	the board of directors believes that worldwide energy demand will remain strong and continued equity participation in the business from a more diversified and broad base is warranted;

•	the merger is structured as a tax free transaction;

•	the exchange ratio in the merger represented a premium of approximately 11% to the closing trading price on April 21, 2006 of the shares of Stone’s common stock;

•	the terms of the merger agreement permit Stone to terminate the merger agreement at any time before the meeting to accept a superior proposal, subject to its obligation to comply with procedural requirements of the merger agreement and to pay a termination fee; and

•	in its opinion letter, dated April 23, 2006, to the Stone board of directors, Jefferies opined that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in the opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates).

The Stone board of directors also identified and considered risks and potential disadvantages associated with the merger and/or the merger agreement, including the following:

•	the risk that there may be difficulties in combining the business of Plains and Stone;

•	the risk that the potential benefits sought in the merger might not be fully realized;

•	the risk that current high commodity prices could fall, thereby reducing the profitability of the combined company;

•	the risk that the merger might not be completed;

•	the fact that, under the merger agreement, Stone could be required to pay Plains a termination fee and/or reimburse Plains for certain expenses in certain circumstances; and

•	certain of the other matters described under “Risk Factors” beginning on page 16.

In the judgment of the Stone board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Stone board of directors did not quantify or assign relative weights to the factors considered in reaching its conclusion. Rather, the Stone board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual Stone directors may have given different weights to different factors.

Reasons for the Merger — Plains

At its April 23, 2006 meeting the members of the Plains board unanimously approved and adopted the merger agreement and the transactions contemplated by it, and recommended that the Plains stockholders approve the issuance of Plains common stock to Stone stockholders as a result of the merger. The Plains board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, Plains and the Plains stockholders. Therefore, the Plains board recommends that Plains’ stockholders vote to approve the share issuance.

In reaching its recommendation, the Plains board of directors consulted with Plains’ management, as well as its financial and legal advisors, and considered the following material factors:

•	Improve Market Position. The combined company is projected to have pro forma average daily production of approximately 100–110 MBOE in 2007 based on the indicative guidance range issued by Plains for the combined company and pro forma estimated net proved reserves of approximately 500 MMBOE as of December 31, 2005. Plains believes that its increased size will result in greater hedging, marketing, purchasing and operating strength, facilitate internal growth and promote long-term stockholder value.

•	Provide Meaningful Accretion to Cash Flow. The merger should significantly increase Plains’ cash margins and overall cash flow.

•	Improve Financial Flexibility. Plains believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Stone has individually. In addition, the combined company should be better positioned to fund future growth projects and reduce leverage through increased cash flow, capital rationalization opportunities and possible divestiture of non-core properties.

•	Balanced Exploration, Exploitation and Development Opportunities. The merger should provide Plains with a more balanced portfolio of investment opportunities, thereby giving management more flexibility in its long-term capital allocation decisions. In particular, the combined company should be in a position to maximize the value of Plains’ deepwater portfolio, including its recently announced deepwater discoveries at Bigfoot in Walker Ridge block 29 and Caesar in Green Canyon block 683. The combined company will have greater human, capital and seismic resources to participate in the development of existing discovery, as well as additional exploration and future leasing activities.

•

Provide a Fair Exchange Ratio. JPMorgan Securities Inc. presented its opinion to the Plains board of directors to the effect that, based upon its review and assumptions and subject to specific matters stated

in the opinion, as of April 23, 2006, the exchange ratio in the merger was fair, from a financial point of view, to Plains. For a more detailed discussion of the opinion of JPMorgan Securities Inc., please see “The Merger—Plains’ Financial Advisors” beginning on page 71.

•	Diversify Reserve Commodity and Geographic Mix. The merger will reduce Plains’ dependence on the California oil market and exposure to the California regulatory system. The merger will add significantly to production and reserves and will increase the percentage of Plains’ reserves and production from natural gas.

•	Expand Plains’ Presence in the Rocky Mountains and the Gulf Coast. The merger is in accordance with Plains’ long-term strategy of growth through mergers and acquisitions. The merger should provide Plains with high return investment opportunities in the Gulf Coast region and growth opportunities in the Rocky Mountains region, including the Williston Basin, as well as further consolidation opportunities.

•	Create Synergies and Cost Savings. Plains expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Plains expects to reduce costs in the combined operations by approximately $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses and benefiting from other cost savings.

•	Shorten Reserve to Production Ratio. The merger is expected to increase Plains’ current production and its proved developed reserves as a percentage of its total proved reserves, thereby shortening its reserve life to production ratio.

In reaching its decision to recommend the merger to its stockholders, the Plains board also considered a number of additional factors, including:

•	its discussions with Plains’ management concerning the results of Plains’ investigation of Stone, including with respect to the SEC’s investigation into Stone’s restatement of its reserves and financial statements, the impact of litigation arising out of those restatements and other litigation matters, hurricane related matters, and the mechanisms by which Plains’ and Stone’s debt would be addressed in and after the merger; and

•	the strategic, operational and financial opportunities available to Plains in the normal course of its business compared to those that might be available following the merger.

The Plains board also considered certain risks and potential disadvantages associated with the merger, including:

•	Merger-Related Expenses. Plains and Stone expect to incur approximately $68 million in charges and expenses (including approximately $20 million to repurchase Stone stock options) as a result of the merger, which will reduce the amount of capital available to fund its operations.

•	Integration. The operations of the two companies may not be successfully integrated.

•	Lack of Expected Cost Savings. Expected cost savings may not be realized to the degree anticipated.

•	Satisfaction of Conditions to the Merger. The time and resources required to complete the merger and the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement.

Having considered these factors and the risks discussed under “Risk Factors” beginning on page 16, the potential benefits of the merger outweigh these considerations in the judgment of the Plains board. The foregoing discussion of the information and factors that were given weight by the Plains board is not intended to be exhaustive, but it is believed to include all material factors considered by the Plains board. Projections for Stone that Stone provided to Plains were not material to the Plains board’s decision.

In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Plains board did not deem it practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Plains directors may have given different weights to different factors.

Stone’s Financial Advisor

Jefferies & Company, Inc., through its Randall & Dewey division, has acted as Stone’s exclusive financial advisor in connection with the merger. Jefferies has rendered its written opinion, dated April 23, 2006, to the board of directors of Stone to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates).

The full text of Jefferies’s written opinion to Stone’s board of directors, which sets forth the procedures followed, the assumptions made, qualifications and limitations on the review undertaken and other matters, is attached to this proxy statement/prospectus as Annex C. The summary of Jefferies’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is incorporated by reference into this proxy statement/prospectus. Holders of Stone common stock are encouraged to read the opinion in its entirety.

The opinion of Jefferies does not constitute a recommendation as to how any stockholder should vote on the merger or any matter relevant to the merger agreement.

General

Jefferies was selected by Stone’s board of directors based on Jefferies’s qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In the ordinary course of business, Jefferies and its affiliates may publish research reports regarding the securities of Stone and Plains and their respective affiliates and may trade or hold such securities of Stone and Plains for their own account and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities. In the past, Jefferies and its affiliates have provided investment banking services to Stone unrelated to the merger for which they have received compensation, and Jefferies or its affiliates may, in the future, provide investment banking and financial advisory services to Plains for which they would expect to receive compensation.

Pursuant to an engagement letter between Stone and Jefferies dated April 6, 2006, Jefferies was retained to act as financial advisor to Stone in connection with a possible strategic transaction. Jefferies assisted Stone in soliciting expressions of interest in Stone from parties potentially interested in a transaction with Stone. In consideration for these financial advisory services, Jefferies will receive a fee based on a percentage of the transaction value, which is contingent upon the completion of a transaction such as the merger. The engagement letter provides that Jefferies would render a written opinion to the board of directors of Stone regarding the fairness of the exchange ratio contemplated by the merger from a financial point of view to the holders of Stone common stock (other than Plains and its affiliates). On April 23, 2006, Jefferies rendered its oral opinion to the board of directors of Stone that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates). Jefferies confirmed this opinion in writing as of April 23, 2006. Jefferies received a separate fee for rendering such opinion, which was not contingent upon the completion of the merger. Upon the completion of the merger, such fee will be credited towards the transaction fee payable pursuant to the engagement letter. In addition, Stone has agreed to indemnify Jefferies for certain liabilities arising out of the engagements described above.

The opinion of Jefferies was one of many factors taken into consideration by Stone’s board of directors in making its determination to approve the merger and should not be considered determinative of the views of Stone’s board of directors or management with respect to the merger or the exchange ratio.

Jefferies did not establish the exchange ratio. The exchange ratio was determined pursuant to negotiations between Stone and Plains and was approved by the board of directors of Stone.

Procedures Followed

In connection with rendering its opinion, Jefferies has, among other things:

•	reviewed a draft of the merger agreement dated April 23, 2006, participated in a limited manner in certain negotiations concerning the merger among representatives of Stone and Plains and discussed with the officers of Stone the status of other negotiations with Plains;

•	reviewed certain financial and other information about Stone and Plains that was publicly available and that Jefferies deemed relevant;

•	reviewed certain internal financial and operating information, including financial projections relating to Stone that were provided to Jefferies by Stone, taking into account (a) the growth prospects of Stone, (b) Stone’s historical and current fiscal year financial performance and track record of meeting its forecasts, and (c) Stone’s forecasts going forward and its ability to meet them;

•	reviewed the corporate budget of Plains;

•	met with Stone’s and Plains’s managements regarding the business prospects, financial outlook and operating plans of Stone and Plains, respectively, and held discussions concerning the impact on Stone and Plains and their prospects of the economy and the conditions in the oil and gas industry;

•	reviewed the market prices and valuation multiples for the common stock of Stone and Plains, respectively;

•	compared the valuation in the public market of companies Jefferies deemed similar to that of Stone and Plains, respectively, in market, industry sector, and size;

•	reviewed public information concerning the financial terms of certain recent transactions that Jefferies deemed comparable to the merger;

•	performed a discounted cash flow analysis to analyze the present value of the future cash flow streams that Stone and Plains, respectively, have indicated they expect to generate;

•	reviewed certain proved oil and gas reserve data furnished to Jefferies by Stone and Plains, including the 2005 year-end reserve reports for Stone and Plains, respectively, prepared by independent reserve engineers as well as internal projected reserve information of Stone and Plains furnished to Jefferies by Stone and Plains, respectively; and

•	reviewed the potential pro forma impact of the merger.

In addition, Jefferies conducted such other studies, analyses and investigations and considered such other financial, economic and market factors and criteria as it considered appropriate in arriving at their opinion. Jefferies’s analyses must be considered as a whole. Considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the opinion delivered by Jefferies.

Assumptions Made and Qualifications and Limitations on Review Undertaken

In rendering its opinion, Jefferies assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to Jefferies by Stone or Plains or that was publicly available to Jefferies. Jefferies did not attempt (or assume any responsibility) to independently verify any of such information. The opinion of Jefferies is expressly conditioned upon such information, whether written or oral, being complete, accurate and fair in all respects. With respect to the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by Jefferies or discussed with Jefferies by Stone and Plains, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was advised by each of Stone and Plains (and has assumed) that the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by Jefferies or discussed with Jefferies by Stone and Plains were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stone or Plains as to the expected future financial performance of Stone or Plains, and their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. Jefferies expressed no opinion as to Stone’s or Plains’s oil and gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering its opinion, Jefferies assumed that Stone and Plains will perform in accordance with such financial projections for all periods specified therein. Jefferies noted that although these projections did not form the principal basis for their opinion, but rather constituted one of many items that they employed, changes to such projections could affect the opinion rendered.

Jefferies’s opinion also expressly assumed that there were no material changes in Stone’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to them. In addition, Jefferies’s opinion noted that it:

•	did not conduct a physical inspection of the properties and facilities of Stone or Plains, nor were they furnished, any reports of physical inspections;

•	did not make or obtain, nor were they furnished, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Stone or Plains (other than the reserve reports referred to in the opinion);

•	did not assume any responsibility to obtain any such evaluations, appraisals or inspections for Stone or Plains; or

•	did not evaluate the solvency or fair value of Stone or Plains under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Jefferies assumed that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, and all other applicable federal and state statutes, rules and regulations and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Jefferies further assumed, with permission of Stone, that:

•	the final form of the merger agreement would be substantially similar to the last draft they reviewed;

•	the merger will be consummated in accordance with the terms described in the merger agreement, without any amendments thereto, and without waiver by Stone of any of the conditions to Plains’s obligations;

•	there was not as of the date of the opinion, and there will not as a result of the consummation of the transactions contemplated by the merger agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which Stone or Plains or any of their respective subsidiaries or affiliates is a party;

•	in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger; and

•	all material assets and liabilities (contingent or otherwise, known or unknown) of Stone and Plains are as set forth in its consolidated financial statements provided to Jefferies by Stone and Plains.

Summary of Financial and Other Analyses

The following is a summary of the material financial and other analyses presented by Jefferies to Stone’s board of directors in connection with Jefferies’s opinion dated April 23, 2006. The financial and other analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the financial and other analyses, including the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Jefferies’s analyses.

Overview of Stone Valuation Analysis

Jefferies analyzed the relative value of Stone in accordance with the following methodologies, each of which is described in more detail below:

•	Discounted Cash Flow Analysis;

•	Discounted Equity Value Analysis;

•	Comparable Company Analysis; and

•	Precedent Transaction Analysis.

These methodologies were used to determine an implied price range per share of Stone common stock, which was then compared to the historical price range of Stone common stock. The following table summarizes the results of the analyses and should be read together with the more detailed descriptions set forth below:

Methodology	Implied Price Range (per share)

Discounted Cash Flow Analysis	$42.93 to $62.13
Discounted Equity Value Analysis	$49.42 to $57.60
Comparable Company Analysis	$42.66 to $58.71
Precedent Transactions Analysis	$41.40 to $58.21
52-Week Range of Stone Common Stock	$38.55 to $62.09
3-Year Range of Stone Common Stock	$35.00 to $62.09

Based upon the NYSE closing price of Plains common stock on April 21, 2006 of $41.97 and an exchange ratio of 1.25 shares of Plains common stock for each share of Stone common stock, the implied value of the exchange ratio as of the date of the April 23, 2006 Stone board meeting was $52.46 per share.

Discounted Cash Flow Analysis

Jefferies calculated the present value of Stone’s projected cash flows using risk-weighted oil and gas reserves, including estimates of non-proved reserves provided by Stone’s management. For the purposes of the discounted cash flow analysis, Jefferies used a price deck based on the New York Mercantile Exchange, or NYMEX, forward pricing curve on April 20, 2006 for proved developed producing reserves and proved developed non-producing reserves and a flat price of $64.00 per barrel of oil and $8.00 per thousand cubic feet of gas for proved undeveloped reserves. Jefferies assumed various discount rates and investment factors in connection with the discounted cash flow analysis. The discounted cash flow analysis resulted in an implied price range of $42.93 to $62.13 per share of Stone common stock.

Discounted Equity Value Analysis

Jefferies calculated the present value of Stone’s hypothetical future stock price at December 31, 2008 using certain financial projections provided by Stone’s management related to production, lease operating expenses, general and administrative expenses, other expenses and capital expenditures and an exit multiple range from 3.0x to 3.5x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using management’s projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of gas. The discounted equity value analysis, based on these pricing assumptions, resulted in an implied price range of $49.42 to $57.60 per share of Stone common stock.

Comparable Company Analysis

Using publicly available financial and operating data for selected public companies in the oil and gas exploration and production industry, Jefferies calculated trading multiples of the selected public companies at their current stock price and applied those multiples to the following historical and projected Stone financial data:

•	estimated 2007 EBITDA based on mean First Call estimate;

•	2005 proved oil and gas reserves (in billion cubic feet equivalents, or Bcfe); and

•	daily oil and gas production (in million cubic feet equivalents per day, or MMcfe per day and provided by Stone’s management).

For the purposes of calculating cubic feet equivalents, six thousand cubic feet of natural gas are deemed equivalent to one barrel of oil (based on the relative energy content of natural gas and oil). Enterprise values in this analysis were calculated using the closing price of the common stock of Stone and the selected companies as of April 21, 2006.

The selected public companies used by Jefferies in the comparable company analysis were:

•	Bois d’Arc Energy Inc.;

•	Callon Petroleum Company;

•	Energy Partners Ltd.;

•	Newfield Exploration Company; and

•	W&T Offshore, Inc.

In determining the implied price range per share for this analysis, each of the EBITDA multiples was weighted 50%, the proved oil and gas reserves multiple was weighted 25% and the daily oil and gas production multiple was weighted 25%. Based on this analysis, Jefferies calculated Stone’s implied valuation per share to be $42.66 to $58.71.

No company utilized for comparison in the comparable company analysis is identical to Stone. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Stone’s control. Mathematical analysis, such as determining the weighted average or the median, is not in itself a meaningful method of using comparable company data.

Precedent Transaction Analysis

Using publicly available financial and operating data and other information for selected precedent transactions in the oil and gas exploration and production industry, with a focus on transactions involving companies with significant operations in the Gulf of Mexico, Jefferies calculated multiples of transaction value to:

•	oil and gas production (in MMcfe per day); and

•	proved oil and gas reserves (in Mcfe).

For the purposes of the precedent transaction analysis, Jefferies used the following selected precedent transactions occurring from 2004 to 2006 and involving companies with significant continental shelf operations in the Gulf of Mexico:

Purchaser	Seller
Apache Corporation	BP
Merit Energy Corporation	The Houston Exploration Company
Nippon Oil Corporation / Norsk Hydro ASA / Merit	The Houston Exploration Company
Energy Company
Cal Dive International, Inc.	Remington Oil and Gas Corporation
W&T Offshore, Inc.	Kerr-McGee Corporation
Mariner Energy, Inc.	Forest Oil Corporation
Woodside Energy, Ltd.	Gryphon Exploration Company
ERT / Cal Dive Int.	Murphy Exploration and Production Co.
Nippon Oil Corporation	Devon Energy Corporation
Sumitomo Corporation	NCX Company, Inc. / Summit
Stone Energy Corporation	Anadarko Petroleum Corporation
Anglo-Suisse Offshore Partners, LLC	ChevronTexaco Corporation
The Houston Exploration Company	Orca Management, LLC
Apache / Morgan Stanley	Anadarko Petroleum Corporation
Newfield Exploration Company	Denbury Resources Inc.

For the purposes of the precedent transaction analysis, Jefferies also used the following selected precedent transactions occurring in 2005 or 2006 and involving companies with significant deepwater operations in the Gulf of Mexico:

Purchaser	Seller
Marubeni Corp.	Pioneer Natural Resources Company
Norsk Hydro ASA	Spinnaker Exploration Company
Statoil (U.K.) Limited	EnCana Corporation
Marubeni Corp.	Devon Energy Corporation

Finally, for the purpose of the precedent transaction analysis, Jefferies also used the following selected precedent transactions occurring in 2005 and 2006 and involving companies with significant operations (at least 5 million barrels equivalent of proved reserves) in the Rocky Mountain region:

Purchaser	Seller
Citation Oil & Gas Corp.	Meritage Energy Partners, LLC
Noble Energy, Inc.	United States Exploration, Inc.
Texas American Resources Company	Bonanza Creek Oil Company, LLC
Encore Acquisition Company	Crusader Energy Corp.
El Paso Corporation	Medicine Bow Energy Corporation
Enerplus Resources Fund	Lyco Energy Corporation
Los Angeles Department of Water and Power	Anschutz Corporation

Jefferies applied the transaction value ranges derived from the precedent transactions analysis to corresponding historical and projected financial and operating data for Stone provided by Stone’s management and calculated an implied range of $41.40 to $58.21 per share of Stone common stock.

No transaction utilized for comparison in the precedent transaction analysis is identical to the merger. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Stone’s control. Mathematical analysis, such as determining the average or the median, is not itself a meaningful method of using comparable transaction data.

Historical Stock Price Performance

Jefferies reviewed the price trading history of Stone common stock for the 12-month period ended April 18, 2006 on a stand-alone basis. Jefferies also compared the growth rate of the historical price of Stone common stock to the growth rate of an index consisting of various exploration and production companies and an index of the above-listed public companies used by Jefferies in the comparable company analysis, each over the previous twelve months.

Overview of Plains Valuation Analysis

Jefferies also analyzed the relative value of Plains in accordance with the following methodologies, each of which is described in more detail below:

•	Discounted Cash Flow Analysis;

•	Discounted Equity Value Analysis; and

•	Comparable Company Analysis.

These methodologies were used to determine an implied price range per share of Plains common stock, which was then compared to the historical price range of Plains common stock. The following table summarizes the results of the analyses and should be read together with the more detailed descriptions set forth below:

Methodology	Implied Price Range (per share)
Discounted Cash Flow Analysis	$42.79 to $57.33
Discounted Equity Value Analysis	$47.99 to $57.33
Comparable Company Analysis	$46.42 to $65.35
52-Week Range of Plains Common Stock	$28.97 to $45.96
3-Year Range of Plains Common Stock	$8.27 to $45.96

Discounted Cash Flow Analysis

Jefferies calculated the present value of Plains’s projected cash flows using risk-weighted oil and gas reserves, including estimates of non-proved reserves provided by Plains’s management. For purposes of the discounted cash flow analysis, Jefferies used a price deck based on the New York Mercantile Exchange, or NYMEX, forward pricing curve on April 20, 2006 for proved developed producing reserves and proved developed non-producing reserves and a flat price of $64.00 per barrel of oil and $8.00 per thousand cubic feet of gas for proved undeveloped reserves. Jefferies assumed various discount rates and investment factors in connection with the discounted cash flow analysis. The discounted cash flow analysis resulted in an implied price range of $42.79 to $57.33 per share of Plains common stock.

Discounted Equity Value Analysis

Jefferies calculated the present value of Plains’s hypothetical future stock price at December 31, 2008 using certain projections provided by Plains’s management related to production, lease operating expenses, general and administrative expenses, other expenses and capital expenditures and an exit multiple range from 5.5x to 6.5x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using management’s projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of gas and made certain other assumptions relating to the unwinding of Plains’s crude oil collars and debt financing at a 6.3% rate of interest. The discounted equity value analysis, based on these pricing assumptions, and using a 15% discount rate, resulted in an implied price range of $47.99 to $57.33 per share of Plains common stock.

Comparable Company Analysis

Using publicly available information and information relating to Plains as provided by Plains’s management, Jefferies analyzed the enterprise value of Plains and the following comparable companies:

•	Berry Petroleum

•	Denbury Resources

•	Encore Acquisition Company

•	Whiting Petroleum

In its analysis, Jefferies derived and compared the following benchmarks for Plains and the comparable companies listed above:

•	enterprise value per estimated 2007 EBITDA, or Enterprise Value/2007 EBITDA;

•	enterprise value per proved reserves, or Enterprise Value/Proved Reserves (Bcfe); and

•	enterprise value per daily production, or Enterprise Value/Daily Production (MMcfed).

In determining the implied price range per share for this analysis, each of the EBITDA multiples was weighted 50%, the proved oil and gas reserves multiple was weighted 25% and the daily oil and gas production multiple was weighted 25%.

No company utilized for comparison in the comparable company analysis is identical to Plains. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Plains’s control. Mathematical analysis, such as determining the weighted average or the median, is not in itself a meaningful method of using comparable company data.

Historical Stock Price Performance

Jefferies reviewed the price trading history of Plains common stock for the 12-month period ended April 18, 2006 on a stand-alone basis. Jefferies also compared the growth rate of the historical price of Plains common stock to the growth rate of an index consisting of various exploration and production companies and an index of the above-listed public companies used by Jefferies in the comparable company analysis, each over the previous twelve months.

Analysis of Historical Ratio of Stock Prices and of Combined Company

Historical Exchange Ratio Analysis

Jefferies reviewed the historical ratio of the daily closing stock prices of Plains to the daily closing stock prices of Stone from April 21, 2005 through April 21, 2006. Based on this information, Jefferies calculated average exchange ratios based on trading days for particular time periods ending April 21, 2006 and compared these exchange ratios to the Merger exchange ratio of 1.25x:

Time Period	Average Exchange Ratio
30 Day	1.12x
60 Day	1.09x
90 Day	1.09x
180 Day	1.19x

Contribution Analysis

Jefferies performed a relative contribution analysis in which it reviewed certain historical and estimated future operating and financial information for Plains and Stone. The analysis was based on the relative contributions of each party to the pro forma combined company’s (A) Enterprise Value, calculated as the market value of equity plus net debt, (B) Reserves and Production, calculated using proved reserves, natural gas reserves, and daily production (C) Unhedged Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for 2006 and 2007, (D) Unhedged After-tax Cash Flow for 2006 and 2007, and (E) Unhedged Net Income for 2006 and 2007. The unhedged financial information referred to in (C), (D) and (E) was based on projections estimated by Plains’s and Stone’s management. The following table shows the percentage contributions of Plains and Stone to the combined company’s value for such periods:

	Plains	Stone
Enterprise Value	70%	30%
Market Value of Equity	72%	28%
Net Debt	62%	38%
Proved Reserves (Bcfe)	80%	20%
Natural Gas Reserves	44%	56%
Daily Production (MMcfe/d)	65%	35%
Unhedged EBITDA 2006E	63%	37%
Unhedged EBITDA 2007E	60%	40%
Unhedged After-tax Cash Flow 2006E	58%	42%
Unhedged After-tax Cash Flow 2007E	58%	42%
Unhedged Net Income 2006E	65%	35%
Unhedged Net Income 2007E	69%	31%

Based on the exchange ratio and the capitalization figures of the companies provided to Jefferies by Plains and Stone, Plains stockholders would own 70% of the fully diluted equity interest of the combined company, and Stone stockholders would own 30% of the fully diluted equity interest of the combined company.

Combined Discounted Equity Value Analysis

Jefferies conducted a discounted equity value analysis on an estimation of the combined forecasts of Plains and Stone. The purpose of the combined discounted equity value analysis was to establish a range, for illustrative purposes, of the potential equity values of the combined company by determining a range of the net present value of Plains’s and Stone’s projected combined future equity value. Jefferies noted that the projections of the combined company were to be viewed as an estimation only and not relied on as the expected future results for the combined company.

Jefferies calculated the present value of Plains’s pro forma hypothetical future stock price at December 31, 2008 using certain financial projections provided by Plains’s and Stone’s management, respectively, related to production, lease operating expenses, general and administrative expenses, other expenses and capital expenditures and an exit multiple range from 5x to 6x earnings before interest, taxes, depreciation and amortization (referred to as EBITDA). Jefferies performed the discounted equity analysis using pro forma projections at the flat pricing of $64.00 per barrel of oil and $8.00 per thousand cubic feet of gas and made certain other assumptions relating to the unwinding of Plains’s crude oil collars and debt financing at a 6.3% rate of interest. The discounted equity value analysis, based on these pricing assumptions, and using a 15% discount rate, resulted in an implied price range of $50.08 to $60.56 per share of Plains pro forma common stock. Applying the merger exchange ratio of 1.25x, the implied price range per share of Stone common stock is $62.61 to $75.69 per share.

Conclusion

Jefferies determined and issued its written opinion to the board of directors of Stone to the effect that as of April 23, 2006, and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the Exchange Ratio of 1.250 shares of Plains common stock for every 1 share of Stone common stock, is fair, from a financial point of view, to the holders of Stone common stock (other than Plains and its affiliates).

Plains’ Financial Advisors

Lehman Brothers Inc. has acted as financial advisor to Plains in connection with the proposed merger. On April 23, 2006, J.P. Morgan rendered its opinion to the Plains board that as of such date and, based upon and subject to certain matters stated therein, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

Opinion of J.P. Morgan Securities Inc.

Plains retained J.P. Morgan Securities Inc. to render an opinion to the Plains board of directors as to the fairness, from a financial point of view, to Plains of the exchange ratio in the merger. As is customary for opinions given to an acquirer in a stock-for-stock merger, JPMorgan’s opinion addressed the fairness of the exchange ratio, from a financial point of view, to Plains rather than to the holders of Plains common stock. JPMorgan was selected by the Plains board of directors based on JPMorgan’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions, in general, and oil and gas transactions in particular. JPMorgan rendered its oral opinion to the Plains board of directors on April 23, 2006 (as subsequently confirmed in writing in an opinion dated April 23, 2006) that, as of that date, the exchange ratio was fair, from a financial point of view, to Plains.

The full text of JPMorgan’s written opinion, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by JPMorgan, is attached as Annex B and is incorporated by reference in this proxy statement/prospectus. JPMorgan’s opinion is addressed only to the board of directors of Plains and is limited to the fairness, from a financial point of view as of the date thereof, to Plains of the exchange ratio and does not address any other aspect of the merger or any related transaction. JPMorgan expressed no opinion as to the fairness of the proposed merger to, or any consideration of, the holders of any class of securities, creditors or other constituencies of Plains or as to the underlying decision by Plains to engage in the proposed merger. In addition, JPMorgan was not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the proposed merger, or to provide services other than the delivery of the opinion, and did not participate in negotiations with respect to the terms of the proposed merger and related transactions. The amount of the merger consideration was determined through arm’s-length negotiations between Plains and Stone. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Plains or the underlying business decision of Plains to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to any matters relating to the proposed merger. Plains did not provide specific instructions to, or place any limitations on, JPMorgan with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion. You are urged to read the opinion carefully in its entirety. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of JPMorgan’s opinion.

In furnishing its opinion, JPMorgan did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

In connection with its review of the merger, and in arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated April 23, 2006 of the Agreement and Plan of Merger;

•	reviewed certain publicly available business and financial information concerning Plains and Stone and the industries in which they operate;

•	compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of each of Plains and Stone with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Plains common stock and Stone common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses, forecasts and reserve reports prepared by the management of Plains relating to their business and the business of Stone;

•	reviewed estimates prepared by the management of Plains of the amount and timing of the cost savings and related expenses and synergies expected to result from the proposed merger (the “Synergies”);

•	reviewed research reports prepared by independent petroleum analysts; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

In addition, JPMorgan held discussions with certain members of the management of Plains with respect to certain aspects of the proposed merger, the past and current business operations of Plains and Stone, the financial condition and future prospects and operations of Plains and Stone, the effects of the proposed merger on the financial condition and future prospects of Plains and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Plains or Stone or otherwise reviewed by it and JPMorgan did not assume any responsibility or liability therefor. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and JPMorgan did not evaluate the solvency of Plains or Stone under any state or federal laws relating to bankruptcy, insolvency or similar matters.

In relying on financial analyses, forecasts and reserve reports provided to JPMorgan, including the Synergies, JPMorgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Plains and Stone to which such analyses or forecasts related. JPMorgan expressed no view as to such analyses or forecasts, including the Synergies, or the assumptions on which they were based. JPMorgan also assumed that the proposed merger would qualify as a tax-free reorganization for United States federal income tax purposes, that the other transactions contemplated by the merger agreement would be consummated as described in the merger agreement and that the definitive merger agreement would not differ in any material respects from the draft furnished to JPMorgan. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the proposed merger would be obtained without any adverse effect on Plains or Stone or on the contemplated benefits of the proposed merger.

JPMorgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect JPMorgan’s opinion and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan expressed no opinion as to the price at which the Plains common stock or the Stone common stock will trade at any future time.

Summary of Financial Analyses of JPMorgan

In connection with rendering its opinion to the Plains board of directors, JPMorgan performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Fairness opinions are therefore not necessarily susceptible to partial analysis or summary description.

Accordingly, JPMorgan believes that the analyses it performed and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the analyses performed by JPMorgan in connection with its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness of the exchange ratio from a financial point of view.

In performing its analyses, JPMorgan considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Plains and Stone. The analyses performed by JPMorgan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of JPMorgan’s analysis of the fairness, from a financial point of view, to Plains of the exchange ratio. Additionally, the analyses performed by JPMorgan relating to the values of the businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold.

JPMorgan’s opinion and financial analyses were only one of many factors considered by the Plains board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Plains board of directors or management with respect to the merger or the exchange ratio.

The following is a summary of the material financial analyses performed by JPMorgan in connection with providing its opinion to the Plains board of directors on April 23, 2006. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Historical exchange ratio analysis

JPMorgan carried out a historical exchange ratio analysis to examine how the ratio of the respective Plains and Stone share prices had changed over the course of the previous twelve months. JPMorgan calculated the exchange ratio by dividing Stone’s closing share price by Plains’ closing share price on a daily basis and calculated the average exchange ratio by dividing Stone’s average closing share price by Plains’ average closing share price on a daily basis for particular time periods.

JPMorgan calculated average exchange ratios for particular time periods ending April 21, 2006.

Average exchange ratio
Current	1.122x
One Week	1.110x
1-month	1.136x
3-month	1.096x
6-month	1.100x
12-month	1.229x
12-month high	1.528x
12-month low	1.014x

Source for share prices: TradeLine

Based on JPMorgan’s twelve-month exchange ratio analysis, the exchange ratio varied from a low of 1.014x to a high of 1.528x. JPMorgan noted that the merger exchange ratio of 1.25x falls within this range.

Relative contribution analysis

JPMorgan performed a relative contribution analysis based on estimates for Plains and Stone prepared by Plain’s management. JPMorgan calculated the combined company firm value, equity value, estimated 2006 and 2007 cash flow, and estimated 2006 and 2007 earnings before interest, taxes, depreciation and amortization (using commodity pricing assumptions consistent with equity research analysts), which is referred to as EBITDA. In the case of equity value, firm value and cash flow, to obtain the specific contribution percentage for each company, JPMorgan divided the company stand-alone calculation for each measurement by the combined company calculation for each measurement. In the case of the EBITDA contribution percentage, JPMorgan adjusted EBITDA for the respective net debt balances of each party. This was done by calculating market capitalization as a percentage of total firm value (defined as the sum of the market capitalization and net debt) for the stand-alone companies, and adjusting each company’s EBITDA by their respective percentage. JPMorgan calculated the implied exchange ratio by dividing Stone’s implied equity value per share by Plains’ implied equity value per share. JPMorgan calculated each company’s implied equity value per share by multiplying a specific contribution percentage by the combined company equity value and dividing the result by the total number of diluted shares outstanding for such company. The relative contributions and the implied exchange ratios are set forth below:

	Plains	Stone	Implied exchange ratio
Firm value	74.1%	25.9%	1.122x
Equity value	72.1%	27.9%	1.122x
Cash flow – 2006E	60.2%	39.8%	1.916x
Cash flow – 2007E	58.2%	41.8%	2.080x
EBITDA – 2006E	61.2%	38.8%	1.838x
EBITDA – 2007E	61.1%	38.9%	1.848x
Average	64.5%	35.5%	1.654x

Based on the relative contribution analysis, the exchange ratio varied from 1.122x to 2.080x. JPMorgan noted that the merger exchange ratio of 1.25x falls within this range.

Public market comparables analysis

JPMorgan compared financial, operating and stock market data of Plains to corresponding data of the following publicly traded companies in the oil and gas exploration and production industry: Denbury Resources, Whiting Petroleum, Encore Acquisition and Berry Petroleum. JPMorgan compared financial, operating and stock market data of Stone to corresponding data of the following publicly traded companies in the oil and gas exploration and production industry: W&T Offshore, Mariner Energy, Energy Partners and Bois ‘d Arc Energy. JPMorgan has noted that none of the respective selected companies is either identical or directly comparable to Plains or Stone and that any analysis of selected companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies. JPMorgan reviewed multiples of estimated cash flow, estimated EBITDA, and proved reserves obtained from this group of companies and applied its judgment to estimate a valuation multiple reference range for each of Plains and Stone. Cash flow and EBITDA estimates were derived from estimates provided to JPMorgan by Plains’ management and use commodity pricing assumptions consistent with equity research analysts. Proved reserves estimates were as of December 31, 2005 and were provided to JPMorgan by the management of Plains.

Stone

	Reference range				Equity value /share
	Low		High		Low	High
Equity value / 2006E cash flow	3.00	x	3.75	x	$47.34	$58.71
Firm value / 2006E EBITDA	3.50	x	4.25	x	44.35	56.34
Firm value / Proved reserves	$18.00		$22.00		49.74	63.37
Midpoint value					$47.34	$58.71

Plains

	Reference range				Equity value /share
	Low		High		Low	High
Equity value / 2006E cash flow	4.50	x	5.50	x	$37.07	$45.30
Firm value / 2006E EBITDA	5.50	x	6.50	x	37.00	46.67
Firm value / Proved reserves	$10.00		$12.00		31.75	41.33
Midpoint value					$37.00	$45.30

By applying the above multiples to the indicated financial and operational metrics, JPMorgan calculated a selected range of implied equity values per share for each of Plains and Stone. The low end of the implied exchange ratio range is calculated by taking the low end of Stone’s selected value range and dividing it by the high end of Plains’ selected value range. The high end of the implied exchange ratio range is calculated by dividing the high end of Stone’s selected value range by the low end of Plains’ selected value range. The resulting implied exchange ratio range was equal to 1.05x–1.59x. JPMorgan noted that the merger exchange ratio of 1.25x falls within this range.

Net asset valuation analysis

JPMorgan conducted an after-tax net asset valuation analysis of each of Plains and Stone to estimate the net asset value per share for each company. JPMorgan performed its analysis based on a variety of data sources provided by the management of each respective company and certain other publicly available information. JPMorgan relied on the respective reserve reports and economic models provided by the respective managements to generate the estimated cash flows for each company. JPMorgan assumed forecasted commodity prices based on publicly available trading prices on the New York Mercentile Exchange through 2010 and a normalized commodity price thereafter for each company. For Plains, JPMorgan calculated net asset valuations under a Management Base Case and a Management Sensitivity Case. Both cases were provided by Plains management with the intent to estimate value implications under various drilling scenarios.

For Plains, JPMorgan used discount rates ranging from 8% to 10% to estimate a range of present values for the future pre-tax cash flows generated by the management provided reserve reports and economic models. JPMorgan deducted the present value estimates of the future costs of cash taxes, general and administrative expenses and after-tax hedging impact. JPMorgan then deducted the net debt and divided the result by the current diluted shares outstanding. As a result of the calculations described above, JPMorgan estimated the net asset value of Plains under the Management Base Case to range approximately from $3.1 billion to $3.6 billion or $37.97 to $44.73 per share. Under the Management Sensitivity Case, JPMorgan estimated the net asset value of Plains to range approximately from $2.6 billion to $3.1 billion or $32.27 to $38.33 per share.

For Stone, JPMorgan used discount rates ranging from 8% to 10% to estimate a range of present values for the future pre-tax cash flows generated by the management provided reserve reports and economic models. JPMorgan deducted the present value estimates of the future costs of cash taxes, general and administrative expenses and after-tax hedging impact. JPMorgan then deducted the net debt and divided by the current diluted shares outstanding. As a result of the calculations described above, JPMorgan estimated the net asset value of Stone to range approximately from $1.3 billion to $1.5 billion or $46.50 to $52.45 per share.

JPMorgan then used these respective net asset value ranges to estimate a range of implied exchange ratios. The low end of the implied exchange ratio range is calculated by taking the low end of Stone’s net asset value per share range and dividing by the high end of Plains’ net asset value per share range under each of the two different cases. The high end of the implied exchange ratio range is calculated by dividing the high end of Stone’s net asset value per share range by the low end of Plains’ net asset value per share range under each of the two different cases. The resulting implied exchange ratio ranges are equal to 1.04x-1.38x for the Management Base Case and 1.21x-1.63x for the Management Sensitivity Case. JPMorgan noted that the proposed transaction exchange ratio of 1.25x falls within both of these ranges.

Relative valuation analysis

JPMorgan compared the implied exchange ratios derived from the historical exchange ratio analysis, relative contribution analysis, public market comparables analysis and net asset value analysis to the proposed transaction exchange ratio of 1.25x. JPMorgan noted that the proposed exchange ratio of 1.25x falls within each of these implied exchange ratios ranges, which are outlined in the following table:

Implied exchange ratio (number of Plains shares per Stone share)

	Low	High
Historical exchange ratio analysis	1.01x	1.53x
Relative contribution analysis	1.12x	2.08x
Public market comparables analysis	1.05x	1.59x
Net asset valuation analysis	1.04x	1.63x

Merger consequences

In addition to the financial analyses performed by JPMorgan in connection with providing its opinion, JPMorgan analyzed certain potential pro forma effects of the merger on Plains using projections provided by

Plains management. Based on the projections of Plains management for fiscal years 2006 and 2007, this analysis indicated that the merger would be accretive to Plains’ cash flow per share in 2006 and 2007.

Miscellaneous

JPMorgan has received a fee from Plains for the delivery of its fairness opinion. In addition, Plains has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of its counsel, and will indemnify JPMorgan for certain liabilities.

JPMorgan and its affiliates have provided in the past, and may in the future provide, investment banking, commercial banking and other financial services to Plains and Stone, including acting as lead arranger of the Plains’ credit facility in May 2005 and acting as financial advisor to Plains in connection with their acquisition of Nuevo Energy Company. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Plains or Stone for its own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Accounting Treatment

The merger will be accounted for as an acquisition of Stone by Plains using the “purchase” method of accounting. In addition, Plains will continue to use the full cost method of accounting for oil and gas properties.

Opinions as to Material U.S. Federal Income Tax Consequences of the Merger

As a condition to the merger, Stone must receive an opinion of its tax counsel, Vinson & Elkins, L.L.P., that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Stone and Plains shall each be a party to the reorganization, and that no gain or loss shall be recognized by the Stone stockholders upon the receipt of Plains common stock in exchange for Stone common stock pursuant to the merger, except with respect to any cash received in lieu of fractional share interests. As a condition to the merger, Plains must receive an opinion of its tax counsel, Akin Gump Strauss Hauer & Feld LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Plains and Stone shall each be a party to the reorganization, and that neither Plains nor Stone will recognize any gain or loss because of the merger.

Each opinion is or will be based on certain factual representations and certifications contained in certificates signed by duly authorized officers of (i) Stone, (ii) Plains Acquisition, which is the subsidiary to be merged with and into Stone, and (iii) Plains. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, and there can be no assurance that following the merger the Internal Revenue Service will not challenge the legal conclusions expressed in the opinions. Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 88 for a description of the material U.S. federal income tax consequences of the merger.

Board of Directors and Management of Plains Following the Merger

The board of directors of Plains after the merger will consist of the same persons as prior to the merger. Plains’ executive officers will remain the same following the merger, except that Kenneth Beer, the chief financial officer of Stone, is expected to become chief financial officer of Plains following the merger. Mr. Beer, 48, has served as Senior Vice President and Chief Financial Officer of Stone since August 1, 2005. Previously, Mr. Beer was a partner at the investment banking firm of Johnson Rice & Company, where he served as director of research and a senior energy analyst for the firm since 1992.

Mr. Beer owns 20,000 shares of Stone’s restricted stock and an option to purchase 30,000 shares of Stone’s common stock. Assuming completion of the merger, as is the case with other Stone officers and directors,

Mr. Beer’s options will be repurchased by Stone immediately prior to completion of the merger and his shares of restricted stock will have all restrictions with respect thereto lapse and will be converted to Plains common stock.

Interests of Certain Persons in the Merger

In considering the recommendation of the Stone board of directors with respect to the merger, you should be aware that certain officers and directors of Stone have the following interests in the merger that are separate from and in addition to the interests of stockholders of Stone generally. The Stone board was aware of these interests and considered them in approving the merger agreement.

Employment of Stone’s Chief Financial Officer. Kenneth Beer, Stone’s chief financial officer, is expected to become Plains’ chief financial officer after the merger.

Outstanding Stock Options and Restricted Stock. As of April 22, 2006, directors and executive officers of Stone held options for 780,467 shares of Stone common stock and restricted stock related to 123,266 shares of Stone common stock. Stock options, whether vested or unvested, held by Stone’s directors, officers and other employees will be purchased by Stone for cash prior to the merger. Based on the closing price for Stone’s common stock on May 16, 2006, the purchase of the options from Stone’s directors and officers could result in a payment of approximately $3,276,557 being made to Stone’s officers and directors. The restrictions on any restricted stock awards held by Stone’s directors and officers will expire immediately before the merger is completed.

Change of Control Agreements. Each of the following Stone executive officers is a party to a change of control agreement, which will be triggered by the merger and provides for payments to such officers in the amounts set forth opposite their name, assuming the merger closes on August 31, 2006:

David Welch	$4,074,132
Kenneth Beer	$2,490,811

The change of control agreements provide that these executive officers are entitled to lump sum payments and other benefits, such as continuing health coverage. The cash payments will include 2.99 times the sum of the Stone’s officer’s salary and bonus plus a prorated bonus up to the date of termination. The cash payments also include an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax (excluding any income tax or employment tax imposed upon the additional payment).

Directors’ and Officers’ Indemnification and Insurance. The merger agreement provides that for six years after the effective time of the merger, Stone will indemnify the present and former officers and directors of Stone and its subsidiaries from liabilities arising out of actions or omissions in their capacity as such at or prior to the effective time of the merger, to the full extent permitted under Delaware law or the surviving corporation’s certificate of incorporation and bylaws. Accordingly, Stone will maintain its directors’ and officers’ insurance coverage for six years after the effective time of the merger, but only to the extent related to actions or omissions prior to the effective time of the merger, provided that Stone may substitute insurance policies with substantially similar coverage and amounts containing no less advantageous terms than those maintained by it as of the effective time of the merger. The aggregate amount of premiums to be paid with respect to the maintenance of such policies for the six-year period shall not exceed $3 million.

Executive Severance Payments. Each of the following Stone officers qualifies for severance payments and retention awards pursuant to Stone’s executive severance policy and the terms of the merger agreement, which collectively provide for payments to such officers in the amounts set forth opposite their name:

•	Andrew Gates ($599,817);

•	Craig Glassinger ($764,767);

•	Eldon Louviere ($509,845);

•	Michael Madden ($494,849);

•	James Pierret ($554,831);

•	Jerome Wenzel ($629,808); and

•	Florence Ziegler ($359,890).

Stone’s executive severance policy and the retention award payable to all eligible Stone employees provide that these executives are entitled to the lump sum payments described above and other benefits, such as continuing health coverage. The cash payments for each executive is equal to one year base salary plus a prorated bonus up to the date of termination. In addition, each executive receives a retention award in accordance with the terms of the merger agreement. The retention award entitles each officer to the payment of such officer’s annual salary until December 31, 2006 and a bonus equal to 100% of such executive’s targeted bonus amount, which for 2006 is equal to 100% of such executive’s annual salary. If any payment to a director in connection with the merger is deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code, then the cash payments will be reduced as necessary so that the cash payment is not subject to the excise tax.

No Appraisal or Dissenters’ Rights

Plains and Stone are Delaware corporations. Under Delaware law, Stone stockholders are not entitled to appraisal rights.

Termination of Trading of Stone Common Stock

If the merger is completed, the shares of Stone common stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Regulatory Requirements

Under Hart-Scott-Rodino, the merger can not be completed until the notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied.

At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, rescinding the merger or seeking divestitures of particular assets of Plains and Stone. Private parties and non-U.S. governmental authorities may also seek to take legal action under the antitrust laws. A challenge to the merger on antitrust grounds may be made and, if such a challenge is made, Plains and Stone may not prevail.

TERMS OF THE MERGER AGREEMENT

The following describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

Merger

Under the merger agreement, Plains Acquisition, a newly formed, wholly owned subsidiary of Plains, will merge into Stone, with Stone becoming a wholly owned subsidiary of Plains. In the merger, Stone common stockholders will receive common stock of Plains, as described below under “— Manner and Basis of Converting Shares”.

The merger agreement provides that the closing of the merger will take place no later than the second business day after all of the conditions to closing of the merger are satisfied or waived, or on such other date agreed to by Plains and Stone. Plains and Stone anticipate that the closing date will be immediately following the Plains and Stone stockholders’ meetings. The filing of a certificate of merger with the Secretary of State of Delaware will be made as soon as practicable after such closing. The merger will become effective on the later of (i) the date of filing of such certificate of merger or (ii) on a date agreed to by the parties to the merger as stated in the certificate of merger. Plains and Stone currently expect to consummate the merger in the third quarter of 2006.

Manner and Basis of Converting Shares

Stone Common Stock. As of the effective time of the merger, each outstanding share of Stone common stock, par value $.01 per share, will be converted into the right to receive 1.25 shares of common stock, par value $.01 per share, of Plains.

As of the effective time of the merger, upon presentation of certificates for Stone common stock, those certificates will be cancelled and exchanged as set forth in the merger agreement. The merger will not affect Plains common stock that is issued and outstanding immediately prior to the effective time of the merger.

At the effective time of the merger, all remaining restrictions with respect to any Stone restricted stock will expire and any such shares will be converted into the right to receive Plains common stock as described above.

Holders of fractional shares of Stone common stock will be entitled to receive cash in lieu of Plains common stock.

Stone Stock Options. All Stone stock options will be repurchased by Stone for cash prior to the merger.

Surrender and Payment. At or prior to the effective time of the merger, Plains will deposit with                                          , the exchange agent, certificates representing the Plains common stock to be issued and, in the case of fractional shares, cash to be paid to the Stone common stockholders. Promptly after the merger, the exchange agent will send to each holder of record of Stone common stock certificates a letter of transmittal and instructions for use in effecting the exchange of his certificates for Plains common stock or, in the case of fractional shares, cash. The exchange agent will exchange (i) the Plains common stock for surrendered whole shares of Stone common stock and (ii) cash for surrendered fractional shares of Stone common stock, pursuant to the terms of the merger agreement.

If any Stone stock certificate has been lost, stolen or destroyed, an affidavit of that fact may be made and, if required by the surviving corporation, a bond may be posted in such reasonable amount as Plains may direct as indemnity against any claim that may be made against it with respect to such Stone stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed Stone stock certificate the requisite merger consideration.

Before any person, entity or organization that is not the record holder of surrendered Stone common stock certificate(s) receives any of the merger consideration discussed above, (i) the surrendered stock certificate(s) must be properly endorsed or otherwise in proper form for transfer and (ii) the person, entity or organization requesting the issuance of the merger consideration must pay the exchange agent any transfer or other taxes required as a result of such issuance of merger consideration unless he or it establishes to the exchange agent’s satisfaction that such tax has been paid or is not applicable.

Any shares of Plains common stock and cash that remain unclaimed one year after the effective time of the merger will be returned to Plains. Any holder of Stone common stock who has not exchanged his certificates representing such stock prior to that time may thereafter look only to Plains, as a general creditor, to exchange his stock certificates or to pay amounts to which he is entitled pursuant to the merger agreement. If outstanding Stone common stock certificates are not surrendered within six years after the effective time of the merger (or, prior to any earlier date on which the merger consideration issuable and/or payable with respect to such certificates would otherwise escheat to or become the property of any governmental unit or agency), the merger consideration payable and/or issuable with respect to those shares will become the property of Plains to the extent permitted by applicable law. None of Stone, Plains or Plains Acquisition, however, will be liable to any holder of Stone common stock certificates for any amount paid, or merger consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

The merger agreement contains customary representations and warranties of Plains, Plains Acquisition and Stone relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties will not survive the merger, but they will serve as the basis of conditions to each of Plains’ and Stone’s obligations to complete the merger.

Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the merger described therein, the merger agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to that agreement, and may be subject to limitations agreed to between those parties, including being qualified by disclosures between those parties. Those representations and warranties may have been made to allocate risks among the parties to the merger agreement, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the parties that differ from those applicable to stockholders. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters that the parties exchanged in connection with signing the merger agreement. Accordingly, stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Plains’ or Stone’s public disclosures.

Conduct of Business Pending the Merger

Except as Plains otherwise agrees or as set forth in Stone’s disclosure letter, Stone has agreed that, prior to the merger, it will conduct its business in the ordinary course consistent with past practice and will use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees.

In addition, except as set forth in Stone’s disclosure letter, the merger agreement places specific restrictions on the ability of Stone (and, in some cases, Stone’s subsidiaries) to, among other things:

•	adopt or propose any change to Stone’s certificate of incorporation or bylaws (or similar organizational documents);

•	declare, set aside or pay any dividend on or other distribution on any share of capital stock of Stone or repurchase, redeem or otherwise acquire any equity interests in Stone;

•	merge or consolidate with another entity;

•	make a material acquisition, enter a new line of business or commence business operations in a new country;

•	sell, lease, license or otherwise dispose of material assets or properties;

•	settle a material tax audit, make or change any material tax election or file any material amended tax return;

•	issue securities or amend the terms of any outstanding securities;

•	incur any indebtedness outside the ordinary course of business;

•	fail to make any required contribution to any benefit plan;

•	increase compensation bonus or other benefits payable to or modify or amend any employment agreements or severance agreements with executive officers or former employees;

•	settle pending litigation outside the ordinary course of business, with an exception for lawsuits (excluding lawsuits initiated by a governmental authority) relating to Stone’s reserves revisions or restatements of its financial statements in 2005, so long as the settlement settles all claims arising therefrom and Stone and its officers, directors and affiliates are released from all claims and, other than a deductible, the settlement and all related costs are paid with funds from Stone’s directors and officers insurance policies;

•	change any method of accounting;

•	take any action that would give to rise to a claim under the Worker Adjustment and Retraining Notification Act of 1988 without in good faith attempting to comply with such Act;

•	become bound or obligated or consent to participate in any material oil or gas operations or, with respect to certain individual projects, become bound to or expend funds in excess of amounts budgeted therefor;

•	fail to timely meet royalty payment obligations;

•	enter into hedging transactions outside the ordinary course of business or enter into any fixed price commodity sales agreements with a duration of more than three months;

•	adopt, amend, or assume obligations to contribute to any employee benefit plan or collective bargaining agreement or enter into or amend any employment, severance or similar contract or terminate any employee benefit plan or take action that could adversely affect the qualification and compliance of any such plans with ERISA or fail to make any contributions as required by any employee benefit plan or fail to file required reports with respect to such plans;

•	approve a salary increase for any employees or terminate an employee eligible for a severance payment;

•	organize or acquire any subsidiaries;

•	enter into material agreement to license or purchase seismic data, other than pursuant to agreements or commitments existing on the date of the merger agreement;

•	amend, modify or waive any provision of Stone’s rights agreement, redeem rights issued under the rights agreement or render any of those rights inapplicable to any transaction other than the merger;

•	grant approval pursuant to the Delaware General Corporation Law of any acquisition of Stone’s common stock; and

•	adopt a plan of partial or complete liquidation, dissolution or reorganization; and

The merger agreement also places specific restrictions on the ability of Plains and Plains’ subsidiaries to, among other things:

•	acquire any business, corporation, partnership or other business organization or any assets of any other entity, other than the purchase of assets in the ordinary course of business, if such transaction would reasonably be expected to prevent or materially delay the consummation of the merger;

•	adopt or propose to adopt amendments to their charter documents which would reasonably be expected to have a material adverse impact on the consummation of the merger;

•	with respect to Plains only, split, combine or reclassify its capital stock or pay any dividends or other distributions to stockholders, except for purchases pursuant to stock repurchase plans, unless the exchange ratio is proportionately adjusted;

•	with respect to Plains, adopt a plan of partial or complete liquidation or dissolution;

•	take or commit to take any action that would or would reasonably be expected to result in a failure of a condition to closing;

•	take or commit to take any action that would materially impair or delay the ability of Plains, Plains Acquisition, Stone, or the holders of Stone common stock to consummate the merger; and

•	take any action that would or could reasonably be expected to disqualify the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Certain Additional Provisions

Tax Treatment of the Merger. Plains and Stone have agreed to use all reasonable efforts to cause the merger to qualify, and will not take, and will use all reasonable efforts to prevent any subsidiary of Plains or Stone (as applicable) from taking, any actions which could prevent the merger from qualifying as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

Acquisition Proposals (No-Shop Provisions). Until the termination of the merger agreement, Stone, its subsidiaries and its officers, directors and agents will not, directly or indirectly:

•	solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an acquisition proposal;

•	enter into any agreement with respect to an acquisition proposal; or

•	engage or participate in discussions or negotiations or disclose any nonpublic information or furnish any information with respect to, or otherwise cooperate in any way with an acquisition proposal.

However, Stone may under certain circumstances communicate and negotiate with, and furnish non-public information to, third parties that make unsolicited bona fide written acquisition proposals that could result in a transaction more favorable from a financial point of view to its stockholders, provided that Stone is obligated to inform Plains of any negotiations or the furnishing of information regarding an acquisition proposal, and subject to certain determinations by Stone’s board. The term “acquisition proposal” means any inquiry, offer or proposal or any indication of interest relating to any acquisition of (i) assets or businesses representing 10% or more of Stone and its subsidiaries, as a whole, or (ii) 10% or more of the outstanding equity interests in Stone or any of its subsidiaries, individually or taken together, holding such assets or businesses. Stone will not waive any provisions of a confidentiality agreement entered into with any person who has indicated a willingness to make an unsolicited bona fide acquisition proposal with respect to Stone without Plains’ prior written consent.

However, Stone may waive any provision of any standstill or similar agreement in effect on the date of the merger agreement to allow a person to make an acquisition proposal with respect to Stone, so long as on that date, Stone and the person making the acquisition proposal become subject to stand still provisions at least as restrictive as those in the confidentiality agreement between Plains and Stone.

Conditions to the Merger

Conditions to the Obligations of Each Party. Unless waived, the respective obligations of each party to effect the merger will be subject to the fulfillment of the following conditions:

•	the requisite approval of the stockholders of Plains and Stone;

•	the absence of any pending action, suit or proceeding instituted by a governmental authority and the absence of any statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

•	the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the receipt of such material permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement; and

•	the approval for listing on the New York Stock Exchange of the Plains common stock to be issued in the merger.

Plains and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings. Other than the declaration of effectiveness by the SEC of the registration statement of which this joint proxy statement/prospectus is part, expiration of the Hart-Scott-Rodino waiting period or Hart-Scott-Rodino approval, permits, authorizations, consents or approvals as required by state laws relating to takeovers, if applicable, state securities or blue sky laws, as set forth in the disclosure letters, and approvals that are ministerial in nature and are customarily obtained from governmental authorities there are no required governmental permits, authorizations, consents or approvals required to consummate the merger.

Conditions to Plains’ Obligations. Unless waived by Plains, the obligation of Plains to effect the merger is subject to the satisfaction at or prior to the effective time of the merger of the following additional conditions, among others:

•	performance by Stone of its obligations under the merger agreement and the representations and warranties of Stone contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	the absence of any change in the financial condition, business, operations or prospects of Stone that would constitute a material adverse effect;

•	the receipt by Plains of a “cold comfort” letter from Ernst & Young LLP;

•	the receipt by Plains, Plains’ counsel and Stone’s counsel of an officer’s certificate signed on behalf of Stone certifying certain tax related representations;

•	the receipt by Plains of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code; and

•	each consent, waiver and approval required by Stone to have been obtained has been obtained, and Stone must have provided Plains with copies of all such consents, waivers and approvals.

Plains and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings.

Conditions to Stone’s Obligations. Unless waived by Stone, the obligation of Stone to effect the merger is subject to the following additional conditions, among others:

•	performance by Plains of its obligations under the merger agreement and the representations and warranties of Plains contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	the absence of any change in the financial condition, business, operations or prospects of Plains that would constitute a material adverse effect;

•	the receipt by Stone of a “cold comfort” letter from PricewaterhouseCoopers LLP;

•	the receipt by Stone, Stone’s counsel and Plains’ counsel of an officer’s certificate signed on behalf of Plains certifying certain tax related representations; and

•	the receipt by Stone of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code.

Plains and Stone currently expect each of these conditions to be satisfied prior to or promptly after the stockholders’ meetings.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the stockholders of Plains or Stone:

•	by mutual written consent of Stone and Plains; or

•	by either Plains or Stone if:

•	the merger has not occurred by December 31, 2006, provided the party seeking termination has not breached in any material respect its obligations under the merger agreement that proximately contributed to the failure to consummate the merger;

•	the other party is in material breach of the merger agreement and such breach gives rise to the failure of a condition to closing and is not cured in all material respects within 20 business days after notice of such breach;

•	any law, rule or regulation makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger;

•	the Plains or Stone stockholders fail to approve the merger;

•	Stone accepts a superior proposal and pays the termination fee to Plains; or

•	by Plains if:

•	the board of directors of Stone withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Plains or the board recommends any acquisition proposal to its stockholders or resolves to do so;

•	a tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of Stone is commenced, and the board of directors of Stone does not recommend that its stockholders not tender their shares into such tender or exchange offer; or

•	Stone shall have breached any of its obligations under Section 7.2 of the merger agreement (Acquisition Proposals).

The term “superior proposal” means an unsolicited bona fide written proposal made by a third party relating to a proposed acquisition of more than 50% of the voting power of Stone common stock or all or substantially all the assets of Stone and its subsidiaries taken as a whole on terms that the board of directors of Stone in good faith determines from a financial point of view it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its financial advisors and outside counsel.

Please read “—Termination Fee and Expenses” for information on payment by Stone to Plains of a termination fee.

Termination Fee and Expenses

The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Stone and Plains will share equally the expenses relating to this document and all regulatory filing fees.

The merger agreement provides for the payment by Stone to Plains of a termination fee of $43.5 million if the merger agreement is terminated in the following circumstances:

•	by Plains if Stone is in material breach of the merger agreement and such breach gives rise to a failure of a condition to closing or if the merger has not occurred by December 31, 2006 and Stone is in material breach of the merger agreement at that time, and in either case, within 12 months after such termination:

•	Stone consummates a transaction that would constitute an acquisition proposal;

•	Stone enters into a definitive agreement providing for an acquisition proposal that has been approved by the board of directors; or

•	any person or “group” acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Stone common stock and the board of directors of Stone has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership; or

•	by Plains or Stone if:

•	an acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make an acquisition proposal and, within 12 months after termination of the merger agreement, Stone or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, an acquisition proposal; or

•	Stone accepts a superior proposal; or

•	by Plains if:

•	the board of directors of Stone withdraws, modifies or changes its recommendation of the merger agreement or the merger adverse to Plains or the board recommends any acquisition proposal to its stockholders or resolves to do so;

•	a tender offer or exchange offer for 30% or more outstanding shares of capital stock of Stone is commenced, and the board of directors of Stone does not recommend that its stockholders not tender their shares into such tender or exchange offer; or

•	Stone has breached any of its obligations under Section 7.2 of the merger agreement relating to other acquisition proposals.

Amendment and Supplement; Extension and Waiver

Amendment and Supplement. Prior to the effective time of the merger, the merger agreement may be amended or supplemented at any time in writing by Plains and Stone. However, if the merger agreement has been approved by the Plains stockholders or the Stone stockholders, then no amendment can be made that by law requires the further approval of stockholders without obtaining such further approval.

Extension and Waiver. At any time prior to the effective time of the merger, each of Plains and Stone may, to the extent permitted by law:

•	grant the other party additional time to perform its obligations under the merger agreement;

•	waive any inaccuracies in the representations and warranties of the other party; and

•	waive compliance with any agreements or conditions for the benefit of that party.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summarizes certain material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Stone common stock. The following summary is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code of 1986, as amended, and the regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This summary addresses only those stockholders who hold their shares of Stone common stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular Stone stockholders in light of their individual circumstances, or to Stone stockholders who are subject to special rules, such as:

•	financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to apply a market-to-market method of accounting;

•	foreign holders;

•	persons who hold shares of Stone common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

•	holders who acquired their shares of Stone common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

In addition, tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. Stone stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

For purposes of this discussion, a U.S. holder means a beneficial owner of Stone common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

As a condition to the merger, Stone must receive an opinion of its tax counsel, Vinson & Elkins, L.L.P., that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Stone and Plains shall each be a party to the reorganization and that no gain or loss shall be recognized by the Stone stockholders upon the receipt of Plains common stock in exchange for Stone common stock pursuant to the merger, except with respect to any cash received in lieu of fractional share interests. As a condition to the merger, Plains must receive an opinion of its tax counsel, Akin Gump Strauss Hauer & Feld LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Plains and Stone shall each be a party to the reorganization, and that neither Plains nor Stone will recognize any gain or loss because of the merger.

Each tax opinion will rely on certain representations made by Plains and Stone. Furthermore, each tax opinion will be subject to certain assumptions, limitations and qualifications. If any of these representations or assumptions is inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected.

If the conclusions in the tax opinions delivered at closing are materially different from the opinions described herein, we will resolicit stockholder approval. Further, if the parties waive the condition that they receive such opinions, we will resolicit stockholder approval if the change in tax consequences is material.

An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the merger.

Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences to the Stone stockholders:

•	no gain or loss will be recognized by Stone stockholders except with respect to any cash received in lieu of fractional shares;

•	the tax basis of Plains common stock received in the merger (including fractional shares for which cash is received) by a Stone stockholder will be the same as the tax basis of the Stone common stock exchanged therefor;

•	the holding period for the Plains common stock received in the merger by a Stone stockholder (including fractional shares for which cash is received) will include the period during which the holder held the Stone common stock exchanged therefor; and

•	Stone stockholders who receive cash in lieu of fractional shares of Plains common stock will be treated as having received the fractional shares and exchanging them for cash. Stone stockholders will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to the fractional shares of Plains common stock deemed to be received. The character of such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Stone common stock has been held for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitation.

Backup Withholding; Information Reporting

Under U.S. federal income tax laws, the exchange agent will generally be required to report to a Stone stockholder and to the IRS any reportable payments made to such Stone stockholder in the merger, and backup withholding may apply to such payment. To avoid such backup withholding, a Stone stockholder must provide the exchange agent a properly completed Substitute Form W-9, signed under penalties of perjury, including such stockholder’s current Taxpayer Identification Number, or TIN, and other certifications. Certain Stone stockholders (including, among others, corporations) are exempt from these backup withholding and reporting requirements. Exempt holders who are not subject to backup withholding should indicate their exempt status on a Substitute Form W-9 by entering their correct TIN, marking the appropriate box and signing and dating the Substitute Form W-9 in the space provided.

Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding may be reduced by the amount of tax withheld or a refund from the IRS may be obtained provided the requisite information is furnished to the IRS.

The foregoing discussion is not intended to be legal or tax advice to any particular Stone stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Stone stockholder will depend on that stockholder’s particular situation. Stone stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following tables sets forth information regarding the beneficial ownership of:

•	Plains common stock as of May 15, 2006 and Stone common stock as of March 22, 2006; and

•	the combined company common stock after the effective time of the merger assuming (i) that the exchange ratio is 1.25 shares of Plains common stock for each share of Stone common stock and (ii) that all Stone options are purchased by Stone for cash, by:

•	each current director and executive officer of Plains and each current director and named executive officer of Stone;

•	all current executive officers and directors as a group; and

•	each person known by Plains or Stone, as applicable, to own beneficially more than 5% of the outstanding shares of Plains or Stone common stock, as applicable.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Unless otherwise indicated, to the knowledge of Plains or Stone, as applicable, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated. The address of the Plains and the combined company directors and officers is 700 Milam Street, Suite 3100, Houston, Texas 77002. The address of the Stone directors and officers is 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

The percentages are based on (i) 27,180,126 shares of Stone common stock issued and outstanding on March 22, 2006, and (ii) 78,746,674 shares of Plains common stock issued and outstanding as of May 15, 2006. The combined company percentages are based on 113,261,535 shares of Plains common stock assumed to be issued and outstanding immediately after the merger.

PLAINS

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Isaac Arnold, Jr.	167,758	(1)	*
Alan R. Buckwalter, III	30,250	(2)	*
Jerry L. Dees	34,633	(3)	*
Tom H. Delimitros	25,876	(3)	*
Cynthia A. Feeback	25,377		*
James C. Flores	1,516,268	(4)	1.9%
Robert L. Gerry	91,854	(5)	*
Thomas M. Gladney	202,505		*
John H. Lollar	43,805	(3)	*
John F. Wombwell	103,289		*
Directors and Officers as a group (10 persons)	2,241,615		2.8%
FMR Corp.	11,760,000	(6)	15.0%

*	Represents less than 1%.
(1)	Includes 7,000 shares held by the Arnold Corporation. Also includes 3,333 shares subject to restricted stock units that will vest within 60 days.
(2)	Includes 250 shares held indirectly by members of his family. Also includes 3,333 shares subject to restricted stock units that will vest within 60 days.
(3)	Includes 3,333 shares subject to restricted stock units that will vest within 60 days.

(4)	1,000,000 of these shares are held directly by Sable Management, L.P., the general partner of which is Sable Management, LLC, of which Mr. Flores is the sole member.
(5)	These shares include vested options to acquire 46,766 shares of Plains common stock and 3,333 shares subject to restricted stock units that will vest within 60 days.
(6)	Based on the Schedule 13G filed by FMR Corp. with the SEC on February 14, 2006, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 10,434,900 shares, or 13.310% of the outstanding shares, as a result of acting as investment adviser to various investment companies. Each of Edward C. Johnson 3d and FMR Corp. has sole power to dispose of the 10,434,900 shares owned by the Fidelity Funds. Neither Edward C. Johnson 3d nor FMR Corp. has the sole power to vote such shares. Fidelity Management Trust Company (“Fidelity Trust”), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 863,500 shares as a result of acting as investment adviser to the institutional accounts. Each of Edward C. Johnson 3d and FMR Corp. has sole voting and dispositive power over such 863,500 shares owned by Fidelity Trust. Fidelity International Limited (“FIL”) is the beneficial owner of 461,600 shares. The address of Fidelity and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

STONE

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Barclays Global Investors, N.A.(2)	3,309,494	12.2%
Mac-Per-Wolf Company(3)	2,062,789	7.6%
Dimensional Fund Advisors(4)	1,819,072	6.7%
Artisan Partners Limited Partnership(5)	1,662,464	6.1%
James H. Stone(6)	1,396,217	5.1%
David H. Welch	107,088	*
Andrew L. Gates, III	59,500	*
Craig L. Glassinger	65,300	*
Jerome F. Wenzel, Jr.	11,500	*
Peter K. Barker	20,933	*
Robert A. Bernhard(7)	148,325	*
George R. Christmas	11,133	*
B. J. Duplantis	30,345	*
Raymond B. Gary(8)	82,542	*
John P. Laborde	41,270	*
Richard A. Pattarozzi	19,933	*
Kay G. Priestly	*	*
David R. Voelker(9)	203,365	*
Executive Officers and Directors as a group (consisting of 18 persons)	2,409,351	8.9%

*	Less than 1%.
(1)

Under the regulations of the Securities and Exchange Commission, shares are deemed to be “beneficially owned” by a person if he directly or indirectly has or shares the power to vote or dispose of, or to direct the voting or disposition of, such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. The shares beneficially owned by (i) Mr. Stone include 75,200 shares, (ii) Mr. Welch include 40,000 shares, (iii) Mr. Gates include 51,400 shares, (iv) Mr. Glassinger include 56,200 shares, (v) Mr. Wenzel include 2,000 shares, (vi) Messrs. Barker, Duplantis, Gary, Laborde, Voelker, and Pattarozzi each include 18,333 shares, (vii) Mr. Bernhard include

13,333 shares, (viii) Mr. Christmas include 8,701 shares and (ix) the executive officers and directors as a group include 529,231 shares, that may be acquired by such persons within 60 days through the exercise of stock options. Unless otherwise noted, the address for each beneficial owner is c/o Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

(2)	Barclays Global Investors, N.A.’s address is 45 Fremont Street, San Francisco, California 94105. The number of shares held is based on information obtained from third parties.
(3)	Mac-Per-Wolf Company’s address is 311 S. Wacker Drive, Suite 6000, Chicago, Illinois 60606. The number of shares held is based on information obtained from third parties. This reporting person reports on behalf of its two subsidiaries, PWMCO, LLC and Perkins, Wolf, McDonnell and Company, LLC, in which Janus Capital Management LLC owns an interest.
(4)	Dimensional Fund Advisors’ address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. The number of shares held is based on information obtained from third parties.
(5)	Artisan Partners Limited Partnership’s address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. The number of shares held is based on information obtained from third parties. Artisan Partners is an investment adviser with Artisan Investment Corporation as the general partner and Andrew A. Ziegler and Carlene Murphy Ziegler as principal stockholders of the corporation.
(6)	Mr. Stone’s address is 909 Poydras, Suite 2650, New Orleans, Louisiana 70112. Includes shares owned by two partnerships known as James H. Stone Interests and James H. Stone Interests II, of which Mr. Stone disclaims any pecuniary interest with respect to 59,226 and 16,234 shares, respectively. Also includes 7,620 shares held by Thomas Stone as custodian for the benefit of Mr. Stone’s two minor children, to which Mr. Stone disclaims any pecuniary interest. Also includes 1,045 shares owned by a limited liability company in which Mr. Stone has a 4% interest.
(7)	Includes 30,000 shares held by the Bernhard Trust “B” of which Mr. Bernhard is the trustee and a potential beneficiary, and 2,000 shares held by Mr. Bernhard’s wife.
(8)	Includes 20,000 shares owned by Mr. Gary’s wife.
(9)	Includes 72,440 shares owned by two trusts for the benefit of Mr. Stone’s children, of which Mr. Voelker is a trustee, 85,970 shares owned by Frantzen/Voelker Investments, L.L.C., in which Mr. Voelker owns a 20% interest. Mr. Voelker disclaims any pecuniary interest with respect to the shares owned by the trusts for the benefit of Mr. Stone’s children.

The Combined Company

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Isaac Arnold, Jr.	167,7508	(1)	*
Alan R. Buckwalter, III	30,250	(2)	*
Jerry L. Dees	34,633	(3)	*
Tom H. Delimitros	25,876	(3)	*
James C. Flores	1,516,268	(4)	1.3%
Robert L. Gerry	91,854	(5)	*
Thomas M. Gladney	202,505		*
John H. Lollar	43,805	(3)	*
John F. Wombwell	103,289		*
Directors and Officers as a group (10 persons)	2,241,615		2.0%
FMR Corp.	11,760,000	(6)	10.4%

*	Represents less than 1%.
(1)	Includes 7,000 shares held by the Arnold Corporation. Also includes 3,333 shares subject to restricted stock units that will vest within 60 days.

(2)	Includes 250 shares held indirectly by members of his family. Also includes 3,333 shares subject to restricted stock units that will vest within 60 days.
(3)	Includes 3,333 shares subject to restricted stock units that will vest within 60 days.
(4)	1,000,000 of these shares are held directly by Sable Management, L.P., the general partner of which is Sable Management, LLC, of which Mr. Flores is the sole member.
(5)	These shares include vested options to acquire 46,766 shares of Plains common stock and 3,333 shares subject to restricted stock units that will vest within 60 days.
(6)	Based on the Schedule 13G filed by FMR Corp. with the SEC on February 14, 2006, Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 10,434,900 shares, or 13.310% of the outstanding shares, as a result of acting as investment adviser to various investment companies. Each of Edward C. Johnson 3d and FMR Corp. has sole power to dispose of the 10,434,900 shares owned by the Fidelity Funds. Neither Edward C. Johnson 3d nor FMR Corp. has the sole power to vote such shares. Fidelity Management Trust Company (“Fidelity Trust”), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 863,500 shares as a result of acting as investment adviser to the institutional accounts. Each of Edward C. Johnson 3d and FMR Corp. has sole voting and dispositive power over such 863,500 shares owned by Fidelity Trust. Fidelity International Limited (“FIL”) is the beneficial owner of 461,600 shares. The address of Fidelity and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Stone stockholders are governed by Stone’s certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware, and the rights of Plains stockholders are governed by Plains’ certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. After the merger, the Stone stockholders will become stockholders of Plains and accordingly their rights will be governed by Plains’ certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. While the rights and privileges of Stone stockholders are, in many instances, comparable to those of the stockholders of Plains, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the Stone stockholders and the rights of Plains stockholders. These differences arise from differences between the respective certificates of incorporation and bylaws of Stone and Plains.

The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the Delaware General Corporate Law and the respective certificates of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of Stone and Plains for a more complete understanding of these differences.

Plains	Stone

Capital Stock:

Pre-Merger:	Pre-Merger:

Plains is authorized to issue:	Stone is authorized to issue:

• 150,000,000 shares of common stock, of which 78,746,674 are issued and outstanding as of May 15, 2006.	• 100,000,000 shares of common stock, of which 27,266,201 are issued and outstanding as of May 2, 2006.

• 5,000,000 shares of preferred stock, of which none are issued and outstanding.	• 5,000,000 shares of preferred stock, of which none are issued and outstanding.

Post-Merger:

Plains will be authorized to issue:

• 200,000,000 shares of common stock (assuming approval of the amendment to the certificate of incorporation to increase authorized capital).

• 5,000,000 shares of preferred stock, of which none are issued and outstanding.

Rights Plans:

Pre-Merger:	Pre-Merger:

• Plains is not party to a rights plan.

•      Stone amended its rights plan in connection with entering into the merger agreement. Neither the completion of the merger nor any of the transactions contemplated thereby will constitute an acquisition under the rights plan.

Post-Merger:

• Plains will not be a party to a rights plan.

Plains	Stone

Number and Term of Directors:

Pre-Merger and Post-Merger:	Pre-Merger:

• The board must consist of at least three directors who are elected annually.	• The number of directors shall be determined from time to time by resolution of the board. The board is divided into three classes, with each class serving a three year term.

Currently, there are seven directors on the board.	Currently, there are ten directors on the board.

Stockholder Consents:

Pre-Merger and Post-Merger:	Pre-Merger:

• Unless authorized in advance by the board, Plains stockholders may not act by written consent.	• Stone stockholders may act by written consent if all of the stockholders entitled to vote consent in writing.

Removal of Directors:

Pre-Merger and Post-Merger:	Pre-Merger:

• Upon proper notice, any director may be removed, with or without cause, by a majority stockholder vote.	• Any director may be removed for cause by a majority stockholder vote.

Votes Per Share:

Pre-Merger and Post-Merger:	Pre-Merger:

• Each stockholder is entitled to one vote per share.	• Each stockholder is entitled to one vote per share.

Adjournment of Stockholder Meetings:

Pre-Merger and Post-Merger:	Pre-Merger:

• If a quorum is not represented at a stockholder meeting, a majority of stockholders has the power to adjourn the meeting until a quorum is represented.	• Neither the Stone certificate of incorporation nor its bylaws have any provisions dealing with this issue.

Proxies:

Pre-Merger and Post-Merger:	Pre-Merger:

• No proxy shall be voted on after three years from its date, unless a longer period is provided.	• No proxy shall be voted on after three years from its date, unless a longer period is provided.

Director Nominations:

Pre-Merger and Post-Merger:	Pre-Merger:

• Neither the Plains certificate of incorporation nor its bylaws have any provisions dealing with this issue.	• Neither the Stone certificate of incorporation nor its bylaws have any provisions dealing with this issue.

Plains	Stone

Special Meeting of Stockholders:

Pre-Merger and Post-Merger:	Pre-Merger:

•      May be called by chairman of the board or the chief executive officer of Plains and must be called by chief executive officer or secretary of Plains at the written request of a majority of the board.

• May be called by the chairman of the board, the president or, upon written request of any two directors, the secretary.

Charter Amendments:

Pre-Merger and Post-Merger:	Pre-Merger:

• The Plains certificate of incorporation may be amended upon the affirmative vote of a majority of the outstanding common stock.	• The Stone certificate of incorporation may be amended upon the affirmative vote of a majority of the outstanding common stock.

DESCRIPTION OF PLAINS CAPITAL STOCK

Pursuant to its certificate of incorporation, Plains has the authority to issue an aggregate of 155,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. On May 15, 2006 Plains had 78,746,674 shares of common stock outstanding and no shares of preferred stock outstanding. If the merger occurs and Plains stockholders approve the amendment to the Plains certificate of incorporation, Plains will have the authority to issue 200,000,000 shares of common stock.

Selected provisions of Plains’ organizational documents are summarized below; however, you should read the organizational documents, which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus is part, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of Plains’ stockholders. Plains’ stockholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of Plains common stock are entitled to receive dividends if, as and when such dividends are declared by Plains’ board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Plains’ credit facility and indentures restrict its ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of Plains’ affairs, whether voluntary or involuntary, after payment of its debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, Plains’ remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of Plains common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for its securities.

P referred Stock

Plains’ board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding at the effective time of the merger and Plains has no present plans to issue any preferred stock.

One of the effects of undesignated preferred stock may be to enable Plains’ board of directors to render more difficult or to discourage an attempt to obtain control of Plains by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of its management. The issuance of shares of the preferred stock by Plains’ board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Plains may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for Plains common stock or may otherwise adversely affect the market price of Plains common stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Plains’ certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for Plains stockholders to change management or receive a premium for their shares.

Delaware law. Plains is subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of Plains’ assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	Plains’ board approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of Plains’ voting stock outstanding at the time the transaction commenced, excluding shares owned by Plains’ officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by Plains’ board and authorized at a meeting of its stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither Plains’ certificate of incorporation nor its bylaws exempt it from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring Plains to negotiate in advance with Plains’ board.

Charter and bylaw provisions. Plains’ certificate of incorporation and bylaws provide that any action required or permitted to be taken by its stockholders may only be effected at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders unless Plains’ board of directors approves the taking of the action by written consent. If the board of directors authorizes Plains’ stockholders to take action by written consent, then the stockholders may take action by written consent if the consent is signed by stockholders having not less than the minimum number of votes necessary to take the action. Special meetings of stockholders may be called by Plains’ chairman, chief executive officer or by a majority of the board.

Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Directors may be removed by stockholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law.

Limitation of Liability; Indemnification

Plains’ certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to Plains or Plains’ stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate Plains’ rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Plains’ certificate of incorporation and bylaws also provide that Plains must indemnify its directors and officers to the fullest extent permitted by Delaware law and also provide that it must advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

Stock Exchange

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Plains common stock is American Stock Transfer and Trust Company. Its phone number is (718) 921-8208.

PLAINS CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL

At the Plains annual meeting, Plains stockholders will be asked to approve an amendment to Plains’ certificate of incorporation to amend Article IV, which will result in an increase to the number of authorized shares of common stock. This amendment will not be effected if the Stone merger does not occur. Plains’ certificate of incorporation currently authorizes for issuance 155,000,000 shares consisting of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock. The approval of this amendment to the certificate of incorporation will increase Plains’ authorized shares of common stock to 200,000,000, bringing its total authorized stock to 205,000,000 shares. The full text of the Second Amendment to the Plains Certificate of Incorporation is attached as Annex D and is incorporated herein by reference. Plains encourages you to read the entire Second Amendment to the Plains Certificate of Incorporation. After the merger, Plains will have approximately 113,261,535 shares of common stock issued and outstanding. As of the record date set for this meeting, no preferred stock of Plains is issued and outstanding.

Upon filing the certificate of amendment to Plains’ certificate of incorporation to increase Plains’ authorized shares of common stock from 150,000,000 to 200,000,000, the first paragraph of Article IV of Plains’ certificate of incorporation will be as follows:

“The total number of shares of capital stock that the Corporation is allowed to issue is 205,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

The terms of the additional shares of common stock will be identical to those of the currently outstanding shares of Plains common stock. However, because holders of Plains common stock have no preemptive rights to purchase or subscribe for any unissued stock of Plains, the issuance of additional shares of common stock will reduce the current stockholders’ percentage ownership interest in the total outstanding shares of common stock.

The increase in the number of authorized but unissued shares of common stock would enable Plains, without further stockholder approval, to issue shares from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, stock splits and dividends, present and future employee benefit programs and other corporate purposes. The board of directors of Plains believes that the increase in authorized common shares will provide Plains with greater flexibility with respect to its capital structure for such purposes as additional equity financing and stock based acquisitions.

The proposed increase in the authorized number of shares of common stock could have a number of effects on the stockholders of Plains depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of Plains difficult. For example, additional shares could be issued by Plains so as to dilute the stock ownership or voting rights of persons seeking to obtain control of Plains. Similarly, the issuance of additional shares to certain persons allied with Plains’ management could have the effect of making it more difficult to remove the Plains’ current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

The Plains board of directors proposes and recommends that you vote to approve the proposal to amend the certificate of incorporation of Plains to increase the number of authorized shares of common stock to 200,000,000 if the merger occurs.

AMENDMENT AND RESTATEMENT OF

PLAINS 2004 STOCK INCENTIVE PLAN PROPOSAL

Approval of the Amended and Restated 2004 Stock Incentive Plan

Plains’ board of directors approved the amendment and restatement of the Plains 2004 Stock Incentive Plan in April 2006, subject to stockholder approval. The key amendments to the plan are summarized below. The full text of the Amended and Restated 2004 Stock Incentive Plan is attached as Annex E.

The 2004 Stock Incentive Plan

The Plains stockholders approved the Plains 2004 Stock Incentive Plan, or the Current 2004 Plan, in May 2004. Plains now seeks stockholder approval of the Amended and Restated 2004 Stock Incentive Plan, or the Amended 2004 Plan, to provide for certain amendments as described below.

Proposed Amendments to the Current 2004 Stock Plan

The chart below summarizes the material amendments included in the Amended 2004 Plan. The following summary is qualified in its entirety by reference to the complete text of the Amended 2004 Plan, which is attached as Annex E.

Plan Provision	Current 2004 Plan	Amended 2004 Plan

Shares Authorized	5,000,000 shares.	12,000,000 shares, including all shares granted prior to the restatement effective date as determined by the board of directors.

Limitations of Awards

Maximum aggregate number of shares that may be granted as Restricted Stock Awards or Restricted Stock Units, other than shares of Restricted Stock made in settlement of Performance Units, is 5,000,000.

Maximum aggregate number of shares that may be granted as Incentive Stock Options is 5,000,000.

Maximum aggregate number of
shares that may be granted as
Restricted Stock Awards or
Restricted Stock Units, other than
shares of Restricted Stock made in
settlement of Performance Units, is
12,000,000.

Maximum aggregate number of
shares that may be granted as
Incentive Stock Options is
12,000,000.

Grant limitations

Options, SARs, Restricted Stock, Restricted Stock Units, Performance Awards, Other Stock-Based Awards: Maximum number of shares that may be granted to any one individual in any one calendar year period is 300,000.

Performance Units: Maximum dollar amount of cash or the fair market value of shares denominated in dollars that may be granted to any one individual in any one calendar year period is $1,000,000.

Options, SARs, Restricted Stock,
Restricted Stock Units,
Performance Awards, Other Stock-
Based Awards: Maximum number
of shares that may be granted to
any one individual in any one
calendar year period is 3,500,000.

Performance Units: Maximum
dollar amount of cash or the fair
market value of shares denominated
in dollars that may be granted to any
one individual in any one calendar
year period is $10,000,000.

The Amended 2004 Plan provides for the grant of stock options (including incentive stock options, as defined in Section 422 of the Code, and non-qualified stock options) and other awards (including stock appreciation rights (SARs), performance units, performance shares, restricted stock and other stock-based awards to Plains’ directors, officers and employees, individuals to whom Plains has extended written offers of employment, and Plains’ consultants and advisors. Plains’ compensation committee, described below, will administer the Amended 2004 Plan. Plains’ compensation committee may grant options and SARs on such terms, including vesting and payment forms, as it deems appropriate in its discretion, however, no option or SAR may be exercised more than 10 years after its grant, and the purchase price for incentive stock options and non-qualified stock options may not be less than 100% of the fair market value of Plains common stock on the date of grant. Plains’ compensation committee may grant other awards on such terms and conditions as it may in its discretion decide.

Upon an event constituting a “change in control” (as defined in the Amended 2004 Plan) of Plains, all options and SARs will become immediately exercisable in full. In addition, in such an event, unless otherwise determined by Plains’ compensation committee, all other awards will vest and all restrictions on such awards will lapse.

Number of Shares Available. The maximum number of shares that may be made the subject of options and awards granted under the Amended 2004 Plan is 12,000,000, including all shares subject to options and awards granted prior to the effective date of the Amended 2004 Plan, all of which may be made the subject of either restricted stock awards or restricted stock units or may be issued upon the exercise of incentive stock options. In addition, the maximum number of shares that may be the subject of options and awards granted to a participant in any one year is 3,500,000 and the maximum dollar amount of cash or the fair market value of shares that any participant may receive in any calendar year in respect of performance units denominated in dollars may not exceed $10,0000,000.

Administration. The plan is administered by a committee appointed by the board of directors of Plains, constituted so as to comply with Rule 16b-3 under the Exchange Act, and comprising two or more “outside directors” (within the meaning of Section 162(m) of the Code).

The committee has the power to make regulations and guidelines for and to interpret the Amended 2004 Plan and to determine who is to receive options and awards under the Amended 2004 Plan. No member of the committee will be liable for any actions made in good faith with respect to the Amended 2004 Plan. Plains has agreed to indemnify each member of the committee administering the Amended 2004 Plan for all costs and expenses.

Eligibility. All directors, officers, employees and consultants of Plains, its subsidiaries and affiliates, and any individual to whom Plains, its subsidiaries or its affiliates has extended a formal written offer of employment, are eligible for the Amended 2004 Plan.

Stock Options

Exercise Price. The purchase price or the manner in which the exercise price is to be determined for shares under each option will be determined by the committee and set forth in the option agreement. However, the exercise price per share under each option may not be less than 100% of the fair market value of a share on the date the option is granted (110% in the case of an incentive stock option granted to an eligible individual who possesses more than 10% of the total combined voting power of all classes of stock of Plains, its subsidiaries or affiliates).

Exercise of option. Each option will become exercisable in such installments (which need not be equal) and at such times as the committee designates and sets forth in the option agreement. To the extent not exercised, installments will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but no later than the date the option expires. The committee may accelerate the exercisability of any option.

Term of option. The committee will determine the term of the options, provided that an option will not be exercised after the expiration of ten years from the date it was granted (five years in the case of an incentive stock option granted to an individual who possesses more than 10% of the total combined voting power of all classes of stock of Plains, its subsidiaries or affiliates).

Transferability. Rights under any option may not be transferred except by will or the laws of descent and distribution. The committee, however, may provide that the option may be transferred to members of the optionee’s immediate family or to trusts solely for the benefit of such immediate family members.

Stock Appreciations Rights

General. Each stock appreciation right, or SAR, is evidenced by a SAR agreement between Plains and the grantee. The compensation committee specifies in each SAR agreement the number of covered shares, the exercise price and the vesting schedule. Upon exercise of a vested SAR, the grantee receives cash. Options may be granted in combination with SARs, or SARs may be added to outstanding options at any time after the grant. SARs may also be granted independently of options. A SAR permits the grantee to receive the appreciation in the value of the optioned stock directly from Plains in cash. The amount payable upon exercise of a SAR is measured by the difference between the fair market value of the common stock at exercise and the exercise price under the SAR. Generally, SARs coupled with options may be exercised at any time after the underlying options vest. Upon exercise of a SAR coupled with an option, the corresponding portion of the related option will be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which a SAR is attached, the SAR may no longer be exercised to the extent that the corresponding option has been exercised.

Exercise of SAR. Each SAR will become exercisable in such installments (which need not be equal) and at such times as the committee may designate and set forth in the SAR agreement. To the extent not exercised, installments will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the SAR expires. The committee may accelerate the exercisability of any SAR.

Term of SAR. The committee will determine the term of SARs but the term may not exceed ten years.

Transferability. Rights under any award may not be transferred except by will or the laws of descent and distribution. The committee, however, may provide that the SARs may be transferred to members of the grantee’s immediate family, or to trusts solely for the benefit of such immediate family members.

Restricted Stock

Grant. The committee may grant awards of restricted stock to eligible individuals, which will be evidenced by an agreement between Plains and the grantee setting out the applicable restrictions on, and terms and conditions of, the restricted stock.

Treatment of Dividends. At the time of grant, the committee may determine that the payment to the grantee of dividends declared or paid on such shares by Plains will be (a) deferred until the lapsing of the restrictions and (b) held by Plains for the account of the grantee until such time.

Lapse of Restrictions. Restrictions on shares of restricted stock will lapse at such times and on such terms as the committee determines. Unless the committee determines otherwise at the time of the grant of an award of restricted stock, the restrictions upon shares of restricted stock lapse upon a change in control of Plains.

Transferability. Until all restrictions upon the shares of restricted stock awarded to a grantee have lapsed, such shares and retained dividends may not be sold, pledged, transferred or otherwise disposed of.

Restricted Stock Units

General. A restricted stock unit is a right to receive a share of Plains common stock or a cash amount equal to the fair market value of one share of Plains common stock, as determined by the committee and the agreement between Plains and the grantee receiving such restricted stock unit.

Grant. The committee may grant awards of restricted stock units to the eligible individuals, which will be evidenced by an agreement between Plains and the grantee. Each agreement will contain such restrictions, terms and conditions as the committee in its discretion determines.

Rights of grantees. Until all restrictions upon the restricted stock units have lapsed, the grantee will not be a stockholder of Plains, nor have any of the rights or privileges of a stockholder of Plains, including voting rights and rights to receive dividends.

Vesting. Restricted stock units and any related securities, cash dividends or other property credited to the restricted stock unit account will vest at the time and on the terms as the committee determines. Unless the committee determines otherwise at the time of the grant, the restricted stock units will vest upon a change in control of Plains.

Transferability. Until all restrictions upon the restricted stock units awarded to a grantee have lapsed, the restricted stock units and any related securities, cash dividends or other property credited to a restricted stock unit account may not be sold, pledged, transferred or otherwise disposed of.

Performance Awards

General. The committee may grant awards of performance units and/or awards of performance shares. Performance units may be denominated in shares or a specific dollar amount and, contingent upon the attainment of specified performance objectives within the performance cycle, represent the right to receive specified payments. The maximum dollar amount of cash or the fair market value of the shares that any participant may receive in any calendar year in respect of performance units denominated in dollars is $10,000,000. A grantee becomes vested with respect to the performance units to the extent that the performance objectives set forth in the agreement are satisfied for the performance cycle. Regarding performance shares, the committee will provide the time(s) at which the actual shares represented by such award will be issued in the name of the grantee; provided, however, that no performance shares will be issued until the grantee has executed an agreement evidencing the award, the appropriate blank stock powers and, if required, an escrow agreement and any other documents.

Transferability. Until all restrictions upon the performance shares awarded to a grantee have lapsed, the performance shares may not be sold, pledged, transferred or otherwise disposed of, nor will they be delivered to the grantee. The committee may impose such other restrictions and conditions on the performance shares, if any, it deems appropriate.

Capital Changes

If Plains common stock changes because of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in capital structure, appropriate adjustments will be made in the number of shares remaining available for future grant under the Amended 2004 Plan, the maximum number of options and SARs that may be granted to an individual in a fiscal year, the number of shares covered by each option and SAR and the exercise price under each option and SAR.

Liquidation, Dissolution or Reorganization

If Plains is party to a merger or other reorganization or is liquidated or dissolved, awards under the Amended 2004 Plan will be subject to the agreement of merger or reorganization or plan of liquidation or dissolution. Subject to the applicable change in control provisions set forth in the Amended 2004 Plan or any individual award, the agreement may provide for continuation of the awards by the surviving company, the assumption or substitution of the outstanding awards by the surviving company, full exercisability or vesting and accelerated expiration of the outstanding awards, or settlement of the full value of awards in cash or cash equivalents followed by cancellation.

Amendment and Termination of the Plan

The Plains board of directors may amend, alter, suspend or terminate the Amended 2004 Plan. However, Plains will obtain stockholder approval for any amendment to the Amended 2004 Plan to the extent necessary and desirable to comply with any applicable law. No action by the Plains board or stockholders may alter or impair any award previously granted under the Amended 2004 Plan without the written consent of the grantee. Unless terminated earlier, the Amended 2004 Plan automatically terminates ten years from its effective date.

Stock Plan Benefits Table

The following table presents information about the options, warrants and rights and other equity compensation under Plains’ equity plans as of December 31, 2005. The table does not include information about the proposed Amended 2004 Plan or about tax qualified plans such as Plains’ 401(k) plan:

Plan Category(1)	Number of Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column(a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Stockholders(2)	1,555,469(3)	$16.74(4)	2,729,845(5)

(1)	Plains does not have any options, warrants or rights outstanding or available for issuance under any non-stockholder approved equity compensation plans.
(2)	Consists of Plains’ 2002 Stock Incentive Plan and 2004 Stock Incentive Plan. Also consists of the Nuevo Energy Company 1990 Stock Option Plan, Nuevo Energy Company 1993 Stock Incentive Plan, Nuevo Energy Company 1999 Stock Incentive Plan and the Nuevo Energy Company 2001 Stock Incentive Plan (the “Nuevo Plans”), each of which Plains assumed the obligations under in connection with the Nuevo merger in May 2004 which was approved by Plains’ stockholders.
(3)	Includes 156,256 shares which may be issued upon exercise of options outstanding under the Nuevo Plans. The remaining 1,399,213 shares are subject to outstanding restricted stock units.
(4)	Consists solely of options outstanding under the Nuevo Plans.
(5)	Consists solely of shares available for issuance under Plains’ 2002 Stock Incentive Plan and 2004 Stock Incentive Plan.

Certain Federal Income Tax Consequences

The following discussion is a general summary of the principal federal income tax consequences under current law relating to awards granted to employees under the Amended 2004 Plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

Stock Options. An optionee will not recognize any taxable income upon the grant of a nonqualified stock option or an incentive stock option and Plains will not be entitled to a tax deduction with respect to such grant.

Generally, upon exercise of a nonqualified stock option, the excess of the fair market value of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the optionee. Subject to any deduction limitation under Section 162(m) of the Code, Plains will generally be entitled to a federal income tax deduction in the same amount and at the same time as the optionee recognizes ordinary income, (which is discussed below). The subsequent disposition of shares acquired upon the exercise of a nonqualified option will ordinarily result in capital gain or loss.

On exercise of an incentive stock option, the holder will not recognize any income and Plains will not be entitled to a deduction. However, for purposes of the alternative minimum tax, the exercise of an incentive stock option will be treated as an exercise of a nonqualified stock option. Accordingly, the exercise of an incentive stock option may result in an alternative minimum tax liability.

The disposition of shares acquired upon exercise of an incentive stock option will ordinarily result in capital gain or loss. However, if the holder disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant or one year after the date of exercise (a “disqualifying disposition”), the holder will recognize ordinary income in the amount of the excess of the fair market value of the shares on the date the option was exercised over the option exercise price (or, in certain circumstances, the gain on sale, if less). Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the option will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Code, Plains will generally be entitled to a federal income tax deduction in the same amount and at the same time as the optionee recognizes ordinary income.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option or other tax-qualified stock option, and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

SARs. In general, a grantee would realize no taxable income upon the grant of SARs. Upon the exercise of a SAR, the grantee would include in ordinary income an amount equal to any cash received. Subject to any deduction limitation under Section 162(m) of the Code, Plains will generally be entitled to a federal income tax deduction in the same amount and at the same time as the participant recognizes ordinary income.

Restricted Stock. A grantee generally will not recognize taxable income upon the grant of restricted stock, and the recognition of any income will be postponed until such shares are no longer subject to the restriction or the risk of forfeiture. When either the restrictions or the risk of forfeiture lapses, the grantee will recognize ordinary income equal to the fair market value of the restricted stock at the time that such restrictions lapse and, subject to any deduction limitation under Section 162(m) of the Code, Plains will generally be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income. A grantee may elect to be taxed at the time of the grant of restricted stock and, if this election is made, the grantee will recognize ordinary income equal to the excess of the fair market value of the restricted stock at the time of grant (determined without regard to any of the restrictions thereon) over the amount paid, if any, by the grantee for such shares. Plains will generally be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income.

Restricted Stock Units. Generally, a grantee will not realize taxable income upon the grant of restricted stock units. Upon vesting, the participant would include in ordinary income an amount equal to any cash received or the value of any shares received. Subject to any deduction limitation under Section 162(m) of the Code, Plains will generally be entitled to a deduction equal to the amount of ordinary income recognized by the participant upon exercise.

Performance Shares and Performance Units. Generally, a grantee will not recognize any taxable income and Plains will not be entitled to a deduction upon the award of performance shares or performance units. At the time performance shares vest or the grantee receives a distribution with respect to performance units, the fair market value of the vested shares or the amount of any cash or shares received in payment for such awards generally is taxable to the grantee as ordinary income. Subject to any deduction limitation under Section 162(m) of the Code, Plains will be generally entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the participant.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year, but does allow a deduction for “performance-based compensation,” the material terms of which are disclosed to and approved by the stockholders. Plains has structured and intends to implement and administer the Amended 2004 Plan so that compensation resulting from options and performance awards can qualify as “performance-based compensation.” Plains’ compensation committee, however, has the discretion to grant awards with terms that will result in the awards not constituting performance-based compensation. To allow Plains to qualify such options and performance awards as “performance-based compensation,” Plains is seeking stockholder approval of the Amended 2004 Plan and the material terms of the performance goals applicable to performance awards under the Amended 2004 Plan.

Section 280G of the Internal Revenue Code. Under certain circumstances, the accelerated vesting or exercise of options or the accelerated lapse of restrictions with respect to other awards in connection with a change in control might be deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Section 280G of the Code. To the extent it is so considered, the grantee may be subject to a 20% excise tax and Plains may be denied a federal income tax deduction.

Section 409A Compliance. New Section 409A of the Code governs “nonqualified deferred compensation.” Generally, Awards granted under the 2004 Stock Incentive Plan are not intended to constitute nonqualified deferred compensation and therefore should not be subject to Section 409A. However, if any Award is considered nonqualified deferred compensation, the recipient of the Award could be liable for a 20% excise tax on the value of the Award if the Award is not compliant with the Section 409A requirements. Current guidance under Section 409A currently permits amendment of nonqualified deferred compensation arrangements so that they may be brought into compliance with Section 409A. Therefore, any provision under the 2004 Stock Incentive Plan that would cause it or any Award granted under it to fail to satisfy Code Section 409A will have no force or effect until it is amended to comply with Code Section 409A.

New Plan Benefits

Because awards under the Amended 2004 Plan are discretionary, awards to key employees are not determinable at this time. The committee has not granted any awards under the Amended 2004 Plan as amended.

The Plains board of directors unanimously proposes and recommends that you vote to approve the proposal to adopt the Plains Amended and Restated 2004 Stock Incentive Plan.

EXPERTS

The consolidated financial statements of Plains as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2005, incorporated in this joint proxy statement/prospectus by reference to Plains’ Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and gas reserves associated with Plains’ oil and gas properties is derived from the reports of Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., each an independent petroleum consulting firm, and has been included in this document upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements of Stone Energy Corporation at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and Stone Energy Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, both included in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effect of the material weakness described therein) appearing elsewhere herein. Such consolidated financial statements and management’s assessment are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with Stone’s oil and gas properties is derived from the reports of Netherland, Sewell & Associates, Inc., Ryder Scott Company, L.P. and Cawley, Gillespie & Associates, Inc., each an independent petroleum consulting firm, and has been included in this document upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the Plains common stock offered hereby will be passed upon for Plains by Akin Gump Strauss Hauer & Feld LLP. In addition, Akin Gump Strauss Hauer & Feld LLP and Vinson & Elkins L.L.P. have delivered opinions to Plains and Stone, respectively, as to certain tax matters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Plains to “incorporate by reference” business and financial information that is not included in or delivered with this document, which means that Plains can disclose important information to you by referring to another document filed separately with the SEC. Under the applicable SEC rules, Stone is not allowed to incorporate by reference similar information and must disclose such information in this document. The Plains’ information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. We incorporate by reference the documents listed below and all documents Plains subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K).

This document incorporates by reference the documents set forth below:

•	Plains’ Annual Report on Form 10-K for the fiscal year ending December 31, 2005;

•	Plains’ Proxy Statement dated March 20, 2006;

•	Plains’ Quarterly Report on Form 10-Q for the quarter ending March 31, 2006;

•	Plains’ current Reports on Form 8-K filed with the SEC on January 25, February 16, March 10, April 6, April 18, April 24, April 28, as amended, and May 4, 2006; and

•	The description of Plains common stock set forth in the Registration Statement on Form 10 filed pursuant to Section 12 of the Exchange Act on November 8, 2002, as amended November 21, December 3, and December 6, 2002.

Plains is also incorporating by reference additional documents that may be filed with the SEC between the date of the filing of this document and the date of the stockholders’ meetings.

You can obtain any of the Plains documents listed above from Plains or the SEC. Documents listed above are available from Plains without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this document. Holders of this document may obtain documents listed above by requesting them upon written or oral request from us at the following address:

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Attention: Joanna Pankey

(713) 579-6000

If you would like to request documents from Plains, please do so by                     , 2006 to receive timely delivery of the documents in advance of the Plains special meeting. If you would like to request documents from Stone, please do so by                     , 2006 to receive timely delivery of the documents in advance of the Stone special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Plains and Stone file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Plains and Stone file at the SEC’s public reference room located at 100 F Street NE, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov; by Plains at www.plainsxp.com and by Stone at www.stoneenergy.com.

Plains filed a registration statement on Form S-4 to register with the SEC the Plains common stock that Plains will issue to Stone stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of Plains in addition to being a proxy statement for Plains for the Plains special meeting and a proxy statement for Stone for Stone’s special meeting. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

If you are a stockholder of Plains or Stone, you can obtain copies of our annual and quarterly reports from us or the SEC. These documents are available from us without charge, excluding all exhibits. Stockholders may obtain reports of Plains by requesting them in writing from Plains at the following address:

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Attention: Joanna Pankey

(713) 579-6000

Stockholders may obtain reports of Stone by requesting them in writing from Stone at the following address:

Stone Energy Corporation

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

Attention: Kenneth Beer

Telephone: (337) 237-0410

If you would like to request documents from us, please do so by                     , 2006 so that you may receive them before the Plains special meeting and Stone special meeting. You should rely only on the information contained in this document to vote on the proposals submitted by the Plains board. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2006. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to Stone and Plains stockholders nor the issuance of Plains common stock in the merger shall create any implication to the contrary.

Plains has provided all of the information contained in this document with respect to Plains and Stone has provided all of the information contained in this document with respect to Stone.

If you own Plains common stock or Stone common stock, please sign, date and promptly mail the enclosed proxy in the enclosed prepaid envelope. Prompt return of your proxy will help save additional solicitation expense.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

API gravity. A system of classifying oil based on its specific gravity, whereby the greater the gravity, the lighter the oil.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcfe. One billion cubic feet of gas equivalent.

BOE. One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 Mcf to 1 Bbl of oil.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil from an established spot market price to reflect differences in the quality and/or location of oil.

Gas. Natural gas.

MBbl. One thousand barrels of oil or other liquid hydrocarbons.

MBOE. One thousand BOE.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent.

MMBbl. One million barrels of oil or other liquid hydrocarbons.

MMBOE. One million BOE.

MMBtu. One million British Thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water to one degree Fahrenheit.

MMcf. One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent.

Net production. Production that is owned, less royalties and production due others.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

Proved developed reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Per Article 4-10(a)(2) of Regulation S-X, the SEC defines proved oil and gas reserves as the estimated quantities of oil, gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (i) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (ii) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include: (i) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (ii) oil, gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (iii) oil, gas, and natural gas liquids, that may occur in undrilled prospects; and (iv) oil, gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved reserve additions. The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reserve life. A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production for that year.

Reserve replacement ratio. The proved reserve additions for the period divided by the production for the period.

Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and gas operations.

Upstream. The portion of the oil and gas industry focused on acquiring, exploiting, developing, exploring for and producing oil and gas.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information shows the pro forma effect of the merger. The unaudited pro forma combined statements of income for the three months ended March 31, 2006 and the year ended December 31, 2005 and the unaudited pro forma combined balance sheet as of March 31, 2006 have been prepared based on the historical consolidated financial statements of Plains and Stone under the assumptions set forth in the accompanying footnotes.

On April 24, 2006, Plains and Stone announced they had entered into a definitive agreement pursuant to which Plains will acquire Stone in a stock-for-stock transaction. If completed, Plains will issue up to 34.5 million shares to Stone stockholders and assume $563 million of debt (as of March 31, 2006). Under the terms of the transaction, Stone stockholders will receive 1.25 shares of Plains common stock for each share of Stone common stock. This transaction has been accounted for using the purchase method of accounting. The effect of this transaction is reflected in the merger adjustments in the unaudited pro forma combined financial statements.

The unaudited pro forma combined statements of income assume the merger occurred on January 1, 2005 and the unaudited pro forma combined balance sheet assumes the merger occurred on March 31, 2006. The unaudited pro forma combined financial statements do not purport to represent what Plains results of operations would have been if such transactions had occurred on such dates. These unaudited pro forma combined financial statements should be read in conjunction with Plains’ Form 10-K for the year ended December 31, 2005 and Form 10-Q for the three months ended March 31, 2006 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stone” and Stone’s financial statements and notes included elsewhere in this joint proxy/prospectus.

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

MARCH 31, 2006

(in thousands of dollars)

	Plains	Merger Adjustments(a)	Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$1,159	$2,488	$3,647
Accounts receivable	133,805	232,082	365,887
Deferred income taxes	144,996	(15,196)	129,800
Other current assets	17,260	25,089	42,349

	297,220	244,463	541,683

Property and Equipment, at cost
Oil and natural gas properties—full cost method
Subject to amortization	2,725,290	2,091,992	4,817,282
Not subject to amortization	140,713	412,113	552,826
Other property and equipment	17,171	15,138	32,309

	2,883,174	2,519,243	5,402,417
Less allowance for depreciation, depletion and amortization	(547,079)	—	(547,079)

	2,336,095	2,519,243	4,855,338

Goodwill	173,809	158,227	332,036

Other Assets	37,088	3,567	40,655

	$2,844,212	$2,925,500	$5,769,712

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$125,077	$215,144	$340,221
Commodity derivative contracts	165,647	1,249	166,896
Asset retirement obligation	4,974	58,058	63,032
Other current liabilities	139,610	61,579	201,189

	435,308	336,030	771,338

Long-Term Debt	812,352	552,000	1,364,352

Asset Retirement Obligation	159,004	117,633	276,637

Other Long-Term Liabilities	492,975	4,514	497,489

Deferred Income Taxes	246,127	549,777	795,904

Stockholders’ Equity	698,446	1,365,546	2,063,992

	$2,844,212	$2,925,500	$5,769,712

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

THREE MONTHS ENDED MARCH 31, 2006

(in thousands, except per share data)

	Plains	Stone	Merger Adjustments		Pro Forma Combined
Revenues
Oil and gas sales	$250,482	$158,434	$—		$408,916
Other operating revenues	1,137	—	—		1,137

	251,619	158,434	—		410,053

Costs and Expenses
Production costs	71,125	39,093	(101	)(b)	110,117
General and administrative	22,972	8,709	(221	)(b)	31,460

			(11,269	)(c)
Depreciation, depletion and amortization	49,767	65,571	(162	)(d)	103,907
Accretion	2,466	3,043	(68	)(c)	5,441

	146,330	116,416	(11,821)		250,925

Income from Operations	105,289	42,018	11,821		159,128

Other Income (Expense)			(2,432	)(e)
Interest expense	(15,794)	(5,915)	(197	)(f)	(24,338)
Gain (loss) on mark-to-market derivative contracts	(169,328)	—	—		(169,328)
Interest and other income (expense)	324	922	(322	)(b)	924

Income (Loss) From Continuing Operations Before Income Taxes	(79,509)	37,025	8,870		(33,614)
Income tax (expense) benefit	30,039	(13,017)	(3,644	)(g)	13,378

Income (Loss) From Continuing Operations	$(49,470)	$24,008	$5,266		$(20,236)

Earnings (Loss) From Continuing Operations Per Share, basic and diluted	$(0.63)				$(0.18)

Weighted Average Shares Outstanding, basic and diluted	78,437		34,515	(h)	112,952

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

(in thousands, except per share data)

	Plains	Stone	Merger Adjustments		Pro Forma Combined
Revenues
Oil and gas sales	$940,768	$636,240	$—		$1,577,008
Other operating revenues	3,652	—	—		3,652

	944,420	636,240	—		1,580,660

Costs and Expenses
Production costs	285,292	127,843	(629	)(b)	412,506
General and administrative	127,513	23,957	(1,206	)(b)	150,264
Derivative expense	—	3,388	(3,388	)(b)	—

			(3,839	)(c)
Depreciation, depletion and amortization	180,337	241,426	(647	)(d)	417,277
Accretion	7,578	7,159	2,344	(c)	17,081

	600,720	403,773	(7,365)		997,128

Income from Operations	343,700	232,467	7,365		583,532

Other Income (Expense)			(7,782	)(e)
Interest expense	(55,421)	(23,151)	(811	)(f)	(87,165)
Gain (loss) on mark-to-market derivative contracts	(636,473)	—	(3,388	)(b)	(639,861)
Interest and other income (expense)	3,324	3,894	(1,835	)(b)	5,383

Income (Loss) From Continuing Operations Before Income Taxes	(344,870)	213,210	(6,451)		(138,111)
Income tax (expense) benefit	130,858	(76,446)	556	(g)	54,968

Income (Loss) From Continuing Operations	$(214,012)	$136,764	$(5,895)		$(83,143)

Earnings (Loss) From Continuing Operations Per Share, basic and diluted	$(2.75)				$(0.74)

Weighted Average Shares Outstanding, basic and diluted	77,726		34,515	(h)	112,241

PLAINS EXPLORATION & PRODUCTION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND ACCOUNTING FOR THE MERGER

The accompanying unaudited pro forma combined balance sheet and unaudited pro forma combined statements of income present the pro forma effects of the merger. The unaudited pro forma combined balance sheet is presented as though the merger occurred on March 31, 2006. The unaudited pro forma combined statements of income are presented as though the merger occurred on January 1, 2005.

The merger has been accounted for using the purchase method of accounting for business combinations. Under the purchase method of accounting, Stone’s assets and liabilities acquired or assumed are revalued and recorded at their estimated fair values.

NOTE 2—PRO FORMA ADJUSTMENTS RELATED TO THE MERGER

The unaudited pro forma balance sheet includes the following adjustments:

(a) This entry reflects the estimated preliminary pro forma allocation of the purchase price as of March 31, 2006 using the purchase method of accounting. The following is a calculation and allocation of the purchase price to assets acquired and liabilities assumed based on their relative fair value:

(in thousands, except share price)
Shares of Plains common stock issued	34,515
Average Plains stock price	$39.56

Fair value of Plains common stock issued	$1,365,546

Estimated merger expenses
Plains	26,000
Stone	22,800
Repurchase of Stone stock options	19,600

Total estimated purchase price before liabilities assumed	1,433,946

Fair value of liabilities:
8 1/4% senior subordinated notes	201,750
6 3/4% senior subordinated notes	187,250
Bank credit facility	163,000
Current liabilities	229,172
Other noncurrent liabilities	4,514
Deferred income tax liabilities	564,973
Asset retirement obligation	175,691

Total estimated purchase price plus liabilities assumed	$2,960,296

Fair value of assets acquired:
Current assets	$279,259

Oil and gas properties
Subject to amortization	2,091,992
Not subject to amortization	412,113
Other property and equipment	15,138
Other noncurrent assets	3,567
Goodwill	158,227

Total estimated fair value of assets acquired	$2,960,296

The purchase price includes the value of Plains common stock to be issued to Stone stockholders in the merger. The average Plains common stock price is based on the average closing prices of Plains common stock during the five business day period commencing two days before the merger was announced. Under the terms of the merger agreement, Stone common stockholders will receive 1.25 shares of Plains common stock for each share of Stone common stock. It is expected that Plains will issue 34.5 million common shares based on Stone’s outstanding common shares on April 21, 2006.

The total purchase price includes $26.0 million of Plains’ estimated merger costs. These costs include investment banking expenses, legal and accounting fees, printing expenses and other merger-related costs. These costs have been included in current liabilities in the unaudited proforma balance sheet.

Prior to the merger Stone will repurchase all outstanding stock options for cash (“out of the money” stock options will be cancelled). The cost to purchase such stock options ($19.6 million based on the closing price of Plains common stock on April 21, 2006) is reflected as a reduction in cash in the unaudited proforma balance sheet. In addition, current liabilities assumed by Plains in the merger include $22.8 million of Stone’s estimated merger costs. These costs include investment banking expenses, legal and accounting fees, printing expenses, severance and other merger-related costs.

This preliminary allocation of purchase price does not include a liability for any restructuring activities following the date of close, including severance costs associated with possible workforce reductions for redundant operations. As plans for any restructuring activities become finalized, any associated liability will be included in the final adjustments to the purchase price allocation.

Plains acquisition of Stone will, among other things, improve Plains access to capital markets, financial flexibility and market position, provide Plains with a more balanced portfolio of exploration, exploitation and development opportunities and create synergies that result in cost savings. This preliminary allocation of purchase price includes $158.2 million of goodwill. The goodwill is related to deferred income tax liabilities recorded due to purchase accounting rules that require that deferred taxes be recorded on a gross basis. This preliminary allocation of purchase price to oil and gas properties is based on our estimate of the fair value of such properties on a discounted, after-tax basis. The goodwill is not deductible for income tax purposes.

The purchase price is preliminary and is subject to change due to several factors including:

•	Changes in the fair values of Stone’s assets and liabilities as of the effective time of the merger;

•	Plains assessment of contingencies related to certain litigation and state income and franchise taxes issues;

•	Actual merger costs incurred; and

•	Tax basis of Stone’s assets and certain tax attributes at the effective time of the merger.

The unaudited pro forma statements of income include the following adjustments:

(b) This entry reflects the reclassification of certain Stone revenue and expense items to conform to the Plains presentation.

(c) This entry adjusts depreciation, depletion and amortization (“DD&A”) based on a combined company pro forma DD&A rate of $11.79 per barrel of oil equivalent (“BOE”) for the three months ended March 31, 2006 and $10.92 per BOE for the year ended December 31, 2005. The pro forma DD&A rate for the combined company is calculated using the unit-of-production method based on the oil and gas property costs, reserve volumes and future development and abandonment costs for the combined company. Plains average historical DD&A rate was $8.45 per BOE for the three months ended March 31, 2006 and $7.39 per BOE for the year ended December 31, 2005. Stone’s average historical DD&A rate was $22.17 per BOE for the three months ended March 31, 2006 and $17.19 per BOE for the year ended December 31, 2005.

Accretion expense has been adjusted to reflect Plains’ credit adjusted risk free interest rate and other assumptions.

(d) This entry reflects the reversal of Stone’s amortization of deferred debt issue costs.

(e) This entry adjusts interest expense capitalized based on a portion of purchase price allocated to oil and gas properties not subject to amortization and the combined company’s effective average interest rate.

(f) This entry reflects the amortization of the premium/discount related to the valuation at fair value of certain of Stone’s debt assumed in the merger.

(g) This entry adjusts of income tax expense based on a post-merger effective rate of approximately 39.8%.

(h) Reflects Plains common shares issued in the merger.

NOTE 3—EARNINGS PER SHARE

Pro forma earnings per share for the three months ended March 31, 2006 and the year ended December 31, 2005 has been calculated based on the pro forma weighted average number of shares outstanding as follows (shares in thousands):

	Three Months Ended March 31, 2006		Year Ended December 31, 2005
Plains weighted average shares outstanding		78,437		77,726
Stone shares outstanding on April 21, 2006	27,612		27,612
Exchange ratio	1.25	34,515	1.25	34,515

Pro forma basic and diluted shares outstanding		112,952		112,241

Plains unvested restricted stock, restricted stock units and stock options not included in computing EPS due to antidilutive effect		896		796

SUMMARY PRO FORMA OIL AND GAS RESERVE DATA OF THE COMBINED COMPANY

The following table sets forth certain summary proforma information with respect to the combined company’s estimated net proved oil and gas reserves at December 31, 2005.

			Pro Forma
	Plains	Stone	Combined
Estimated Quantities of Proved Oil and Gas Reserves at December 31, 2005
Proved Reserves
Oil (MBbls)	356,333	41,509	397,842
Gas (MMcf)	267,921	344,088	612,009
MMBOE	400,987	98,857	499,844

Proved Developed Reserves
Oil (MBbls)	234,638	31,557	266,195
Gas (MMcf)	193,904	241,347	435,251
MMBOE	266,955	71,782	338,737

Standardized Measure of Discounted Future Net Cash Flows at December 31, 2005 (in thousands)
Future cash inflows	$20,133,050	$5,766,726	$25,899,776
Future development costs	(1,536,196)	(678,212)	(2,214,408)
Future production expense	(8,314,665)	(1,293,950)	(9,608,615)
Future income tax expense	(3,509,378)	(987,901)	(4,497,279)

Future net cash flows	6,772,811	2,806,663	9,579,474
Discounted at 10% per year	(3,690,645)	(873,684)	(4,564,329)

Standardized measure of discounted future net cash flows	$3,082,166	$1,932,979	$5,015,145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of

Stone Energy Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of a material weakness related to the booking of proved oil and natural gas reserves, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stone Energy Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment. The Company did not maintain effective controls over the booking of its oil and natural gas reserves as of December 31, 2005, and these ineffective controls constituted a material weakness. As a result of this material weakness, proved reserve quantities for 2004 and prior periods were revised downward and the Company’s financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 were restated. These restatements affected the Company’s proved oil and gas properties, DD&A and write-down of oil and gas properties accounts. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 financial statements, and this report does not affect our report dated March 7, 2006 on those financial statements.

In our opinion, management’s assessment that Stone Energy Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Stone Energy Corporation has not maintained effective internal control over financial reporting as of December 31, 2005, based on the COSO control criteria.

/s/ Ernst & Young LLP

New	Orleans, Louisiana
March	7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Stone Energy Corporation:

We have audited the accompanying consolidated balance sheet of Stone Energy Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows, changes in stockholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Energy Corporation as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the 2004 and 2003 consolidated financial statements have been restated to reflect the effects of negative revisions to the Company’s quantities of estimated proved reserves.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” As also discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company elected to change to the units of production method of amortizing proved oil and gas property costs and elected to begin recognizing production revenue under the entitlement method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Stone Energy Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2006, expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 7, 2006

STONE ENERGY CORPORATION

CONSOLIDATED BALANCE SHEET

(Amounts in thousands of dollars, except per share amounts)

	December 31,
	2005	2004 (Restated)
ASSETS
Current assets:
Cash and cash equivalents	$79,708	$24,257
Accounts receivable	211,685	111,398
Fair value of hedging contracts	7,471	58
Other current assets	2,795	9,310

Total current assets	301,659	145,023

Oil and gas properties—full cost method of accounting:
Proved, net of accumulated depreciation, depletion and amortization of $1,880,180 and $1,640,362, respectively	1,564,312	1,376,151
Unevaluated	246,647	141,157
Building and land, net of accumulated depreciation of $1,167 and $1,016, respectively	5,521	5,416
Fixed assets, net of accumulated depreciation of $15,422 and $14,567, respectively	9,331	4,761
Other assets, net of accumulated depreciation and amortization of $2,896 and $1,539, respectively	12,847	23,156

Total assets	$2,140,317	$1,695,664

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable to vendors	$160,682	$110,845
Undistributed oil and gas proceeds	59,187	36,457
Asset retirement obligation	53,894	2,912
Fair value of hedging contracts	—	14,346
Other current liabilities	11,390	9,061

Total current liabilities	285,153	173,621

Long-term debt	563,000	482,000
Deferred taxes	231,961	161,500
Asset retirement obligations	113,043	103,179
Other long-term liabilities	3,037	2,430

Total liabilities	1,196,194	922,730

Commitments and contingencies

Common stock, $.01 par value; authorized 100,000,000 shares; issued 27,189,808 and 26,709,094 shares, respectively	272	267
Treasury stock (25,982 and 28,182 shares, respectively, at cost)	(1,348)	(1,462)
Additional paid-in capital	500,228	466,478
Unearned compensation	(15,068)	(1,486)
Retained earnings	455,183	318,425
Accumulated other comprehensive income (loss)	4,856	(9,288)

Total stockholders’ equity	944,123	772,934

Total liabilities and stockholders’ equity	$2,140,317	$1,695,664

The accompanying notes are an integral part of this balance sheet.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of dollars, except per share amounts)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Operating revenue:
Oil production	$244,469	$214,153	$174,139
Gas production	391,771	330,048	334,166

Total operating revenue	636,240	544,201	508,305

Operating expenses:
Lease operating expenses	114,664	100,045	72,786
Production taxes	13,179	7,408	5,975
Depreciation, depletion and amortization	241,426	210,861	188,813
Accretion expense	7,159	5,852	6,292
Salaries, general and administrative expenses	22,705	14,311	14,870
Incentive compensation expense	1,252	2,318	2,636
Derivative expense	3,388	4,099	8,711

Total operating expenses	403,773	344,894	300,083

Income from operations	232,467	199,307	208,222

Other (income) expenses:
Interest	23,151	16,835	19,860
Other income	(3,894)	(4,018)	(3,133)
Other expense	—	1,541	538
Early extinguishment of debt	—	845	4,661

Total other expenses, net	19,257	15,203	21,926

Net income before income taxes	213,210	184,104	186,296

Income tax provision:
Current	—	—	—
Deferred	76,446	64,436	65,203

Total income taxes	76,446	64,436	65,203

Income before cumulative effects of accounting changes, net of tax	136,764	119,668	121,093
Cumulative effect of accounting changes, net of tax of $1,130	—	—	2,099

Net income	$136,764	$119,668	$123,192

Earnings per common share:
Income before cumulative effects of accounting changes	$5.07	$4.50	$4.60
Cumulative effects of accounting changes	—	—	0.07

Earnings per common share	$5.07	$4.50	$4.67

Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$5.02	$4.45	$4.56
Cumulative effects of accounting changes	—	—	0.08

Earnings per common share assuming dilution	$5.02	$4.45	$4.64

Average shares outstanding	26,951	26,586	26,353

Average shares outstanding assuming dilution	27,244	26,901	26,546

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of dollars)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Cash flows from operating activities:
Net income	$136,764	$119,668	$123,192
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	241,426	210,861	188,813
Accretion expense	7,159	5,852	6,292
Deferred income tax provision	76,446	64,436	65,203
Cumulative effect of accounting changes	—	—	(2,099)
Early extinguishment of debt	—	845	1,744
Derivative expenses	—	4,099	8,711
Other non-cash expenses	3,873	489	522
Increase in accounts receivable	(24,605)	(36,333)	(266)
(Increase) decrease in other current assets	(752)	(600)	538
Increase in accounts payable	2,100	900	—
Increase in other current liabilities	22,424	5,404	4,091
Investment in derivative contracts	—	(1,683)	(2,932)
Payments on asset retirement obligations	(3,741)	(4,159)	(2,965)
Other	119	(111)	(33)

Net cash provided by operating activities	461,213	369,668	390,811

Cash flows from investing activities:
Investment in oil and gas properties	(494,125)	(484,936)	(339,788)
Sale of proved properties	1,549	11,948	475
Investment in fixed and other assets	(7,356)	(2,171)	(1,867)

Net cash used in investing activities	(499,932)	(475,159)	(341,180)

Cash flows from financing activities:
Proceeds from bank borrowings	126,000	128,000	100,000
Repayment of bank borrowings	(45,000)	(216,000)	(61,000)
Issuance of 6 3/4% Senior Subordinated Notes	—	200,000	—
Redemption of 8 3/4% Senior Subordinated Notes	—	—	(100,000)
Deferred financing costs	(188)	(7,107)	(582)
Proceeds from exercise of stock options	13,358	7,755	1,442

Net cash provided by (used in) financing activities	94,170	112,648	(60,140)

Net increase (decrease) in cash and cash equivalents	55,451	7,157	(10,509)
Cash and cash equivalents, beginning of year	24,257	17,100	27,609

Cash and cash equivalents, end of year	$79,708	$24,257	$17,100

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest (net of amount capitalized)	$22,560	$15,945	$23,626
Income taxes	—	—	—

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of dollars)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Compensation	Retained Earnings (Restated)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Restated)
Balance, December 31, 2002	$263	($1,706)	$453,176	$—	$75,636	($4,768)	$522,601
Net income	—	—	—	—	123,192	—	123,192
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	(6,356)	(6,356)
Effect of accounting treatment for swaps, net of tax	—	—	—	—	—	2,361	2,361
Exercise of stock options	1	—	1,441	—	—	—	1,442
Tax benefit from stock option exercises	—	—	774	—	—	—	774
Issuance of treasury stock	—	156	—	—	(58)	—	98

Balance, December 31, 2003	264	(1,550)	455,391	—	198,770	(8,763)	644,112
Net income	—	—	—	—	119,668	—	119,668
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	(525)	(525)
Exercise of stock options	3	—	7,752	—	—	—	7,755
Tax benefit from stock option exercises	—	—	1,821	—	—	—	1,821
Issuance of restricted stock	—	—	1,514	(1,514)	—	—	—
Amortization of stock compensation expense	—	—	—	28	—	—	28
Issuance of treasury stock	—	88	—	—	(13)	—	75

Balance, December 31, 2004	267	(1,462)	466,478	(1,486)	318,425	(9,288)	772,934
Net income	—	—	—	—	136,764	—	136,764
Adjustment for fair value accounting of derivatives, net of tax	—	—	—	—	—	14,144	14,144
Exercise of stock options	5	—	13,400	—	—	—	13,405
Tax benefit from stock option exercises	—	—	3,796	—	—	—	3,796
Issuance of restricted stock	—	—	17,588	(17,588)	—	—	—
Vesting of restricted stock	—	—	(47)	—	—	—	(47)
Cancellation of restricted stock	—	—	(1,009)	1,009	—	—	—
Tax benefit from restricted stock vesting	—	—	22	—	—	—	22
Amortization of stock compensation expense	—	—	—	2,997	—	—	2,997
Issuance of treasury stock	—	114	—	—	(6)	—	108

Balance, December 31, 2005	$272	($1,348)	$500,228	($15,068)	$455,183	$4,856	$944,123

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of dollars)

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Net income	$136,764	$119,668	$123,192

Other comprehensive income (loss):
Adjustment for fair value accounting of derivatives, net of tax	14,144	(525)	(6,356)
Effect of change in accounting treatment for swaps, net of tax	—	—	2,361

Other comprehensive income (loss)	14,144	(525)	(3,995)

Comprehensive income	$150,908	$119,143	$119,197

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of dollars, except per share and price amounts)

NOTE 1—RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS:

On October 6, 2005, as a result of reservoir level reviews conducted during August 2005 through early October 2005, we announced a downward revision of 171 billion cubic feet of natural gas equivalent (“Bcfe”) of estimated proved reserves. After additional analysis and additional consultation with outside engineering firms, the revision was increased to 237 Bcfe.

Based on internal assessments and consultation with outside engineering firms, we concluded that 157 Bcfe of the negative reserve revisions should have been reflected in 2004 and prior periods and would require a revision of the historical reserve estimates included in our supplemental natural gas and oil operating data. Quantities of estimated proved reserves are used in determining financial statement amounts, including ceiling test charges and depletion, depreciation and amortization (“DD&A”). The revision of our historical reserve estimates required the restatement of the financial statement information derived from these estimates for the periods from 2001 to 2004 and the first two quarters of 2005.

Additionally, in the process of the preparation of our Form 10-Q for September 30, 2005, it was determined that approximately $9,794 of unevaluated oil and gas property costs were inappropriately classified and should have been reclassified to proved oil and gas property costs in 2002. The Financial Restatement includes the effect of this revision for the years ended December 31, 2002, 2003 and 2004.

Reserves Restatement

Our reserves restatement resulted in the following revisions to our estimated proved reserves as of:

	December 31,
	2004		2003		2002
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Estimated Proved Reserves (unaudited):
Oil (MBbls)	56,560	42,385	59,162	44,508	52,019	40,735
Gas (MMcf)	485,590	413,902	461,323	380,280	438,652	376,236
Oil and gas (MMcfe)	824,950	668,210	816,295	647,326	750,766	620,644

Financial Restatement

The total cumulative impact of the restatement on our stockholders’ equity as of December 31, 2004 was a reduction of approximately $81,400, which includes a reduction in beginning stockholders’ equity as of January 1, 2002 of approximately $45,290.

As to the individual consolidated statement of income line items, our historical financial statements for the years ended December 31, 2004 and 2003 and for each of the quarters in those years and the first two quarters of 2005 reflect the effects of the restatement on (1) the calculation of our historical depletion, depreciation and amortization expense, (2) the effects, if any, on interest expense resulting from changes in unevaluated oil and gas properties, (3) the impact on the cumulative effect of accounting changes and (4) the impact on income taxes. We did not amend our Annual Report on Form 10-K for the year ended December 31, 2004 or our Quarterly Reports on Form 10-Q for any periods prior to June 30, 2005, and the financial statements and related financial information contained in those reports should no longer be relied upon. A summary of the effects of the restatement on reported amounts for the years ended December 31, 2004 and 2003 and quarters ended March 31, 2005 and June 30, 2005 is presented below. Also, the information in the data below represents only those income statement, balance sheet, cash flow statement and statement of comprehensive income line items affected by the restatement.

	Year Ended December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Restated
Income Statement:
Depreciation, depletion and amortization	$188,153	$210,861	$170,845	$188,813
Total operating expenses	322,186	344,894	282,115	300,083
Income from operations	222,015	199,307	226,190	208,222
Interest expense	16,104	16,835	19,132	19,860
Total other expenses, net	14,472	15,203	21,198	21,926
Net income before income taxes	207,543	184,104	204,992	186,296
Income tax provision	72,640	64,436	71,747	65,203
Income before cumulative effects of accounting changes, net of tax	134,903	119,668	133,245	121,093
Cumulative effect of accounting changes, net of tax	—	—	1,225	2,099
Net income	134,903	119,668	134,470	123,192
Earnings per common share:
Income before cumulative effects of accounting changes	$5.07	$4.50	$5.05	$4.60
Cumulative effects of accounting changes	—	—	0.05	0.07
Earnings per common share	$5.07	$4.50	$5.10	$4.67
Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$5.01	$4.45	$5.02	$4.56
Cumulative effects of accounting changes	—	—	0.05	0.08
Earnings per common share assuming dilution	$5.01	$4.45	$5.07	$4.64

	Year Ended December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Restated
Cash Flow Statement:
Net income	$134,903	$119,668	$134,470	$123,192
Depreciation, depletion and amortization	188,153	210,861	170,845	188,813
Deferred income tax provision	72,640	64,436	71,747	65,203
Cumulative effect of accounting changes	—	—	(1,225)	(2,099)
Increase in accounts payable	—	900	—	—
Net cash flow provided by operating activities	369,499	369,668	391,539	390,811
Investment in oil and gas properties	(484,767)	(484,936)	(340,516)	(339,788)
Net cash used in investing activities	(474,990)	(475,159)	(341,908)	(341,180)
Supplemental disclosure for cash paid during the year for interest (net of amount capitalized)	15,214	15,945	22,898	23,626

	Year December 31,
	2004		2003
	As Reported	As Restated	As Reported	As Reported
Statement of Comprehensive Income:
Net income	$134,903	$119,668	$134,470	$123,192
Comprehensive income	134,378	119,143	130,475	119,197

	December 31,
	2004
	As Reported	As Restated
Balance Sheet:
Proved oil and gas properties	$1,489,498	$1,376,151
Accumulated depreciation, depletion and amortization	1,516,620	1,640,362
Unevaluated oil and gas properties	153,041	141,157
Total assets	1,820,895	1,695,664
Deferred taxes	205,331	161,500
Total liabilities	966,561	922,730
Retained earnings	399,825	318,425
Total stockholders’ equity	854,334	772,934
Total liabilities and stockholders’ equity	1,820,895	1,695,664

	Quarters Ended
	March 31, 2005		June 30, 2005
	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$56,192	$62,021	$65,676	$72,399
Total operating expenses	93,805	99,634	106,181	112,904
Income from operations	62,348	56,519	79,057	72,334
Interest expense	5,624	5,831	5,721	5,934
Total other expenses, net	5,035	5,242	4,479	4,692
Net income before income taxes	57,313	51,277	74,578	67,642
Income tax provision	19,965	17,853	26,102	23,675
Net income	37,348	33,424	48,476	43,967
Earnings per common share	$1.40	$1.25	$1.80	$1.64
Earnings per common share assuming dilution	$1.38	$1.24	$1.79	$1.62

	Quarters Ended
	March 31, 2005		June 30, 2005
	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Cash Flow Statement:
Net income	$37,348	$33,424	$48,476	$43,967
Depreciation, depletion and amortization	56,192	62,021	65,676	72,399
Deferred income tax provision	19,965	17,853	26,102	23,675
Net cash flow provided by operating activities	111,186	110,979	139,469	139,256
Investment in oil and gas properties	(180,059)	(179,852)	(109,553)	(109,340)
Net cash used in investing activities	(180,753)	(180,546)	(110,597)	(110,384)

	Quarters Ended
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$46,744	$53,300	$50,060	$56,217	$46,139	$51,534	$45,210	$49,810
Total operating expenses	75,245	81,801	81,325	87,482	85,562	90,957	80,054	84,654
Income from operations	58,335	51,779	60,899	54,742	42,744	37,349	60,037	55,437
Interest expense	3,949	4,108	3,988	4,150	4,050	4,225	4,117	4,353
Total other expenses, net	3,300	3,459	5,663	5,825	3,413	3,588	2,096	2,331
Net income before income taxes	55,035	48,320	55,236	48,917	39,331	33,761	57,941	53,106
Income tax provision	19,262	16,912	19,333	17,121	13,766	11,816	20,279	18,587
Net income	35,773	31,408	35,903	31,796	25,565	21,945	37,662	34,519
Earnings per common share	$1.35	$1.19	$1.35	$1.20	$0.96	$0.82	$1.41	$1.29
Earnings per common share assuming dilution	$1.33	$1.17	$1.33	$1.18	$0.95	$0.82	$1.40	$1.28

	Quarters Ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	(unaudited)
Income Statement:
Depreciation, depletion and amortization	$41,719	$45,433	$41,046	$44,634	$42,020	$45,961	$46,060	$52,785
Total operating expenses	68,645	72,358	68,700	72,289	71,704	75,645	73,066	79,791
Income from operations	88,901	85,188	48,512	44,923	44,289	40,349	44,488	37,762
Interest expense	5,521	5,696	5,167	5,357	4,760	4,962	3,684	3,845
Total other expenses, net	4,850	5,025	4,471	4,661	9,268	9,469	2,609	2,771
Net income before income taxes	84,051	80,163	44,041	40,262	35,021	30,880	41,879	34,991
Income tax provision	29,418	28,057	15,414	14,091	12,254	10,807	14,661	12,248
Income before cumulative effects of accounting changes, net of tax	54,633	52,106	28,627	26,171	22,767	20,073	27,218	22,743
Cumulative effect of accounting changes, net of tax	1,225	2,099	—	—	—	—	—	—
Net income	55,858	54,205	28,627	26,171	22,767	20,073	27,218	22,743
Earnings per common share:
Income before cumulative effects of accounting changes	$2.07	$1.98	$1.09	$0.99	$0.86	$0.76	$1.03	$0.86
Cumulative effects of accounting changes	0.05	0.08	—	—	—	—	—	—
Earnings per common share	$2.12	$2.06	$1.09	$0.99	$0.86	$0.76	$1.03	$0.86
Earnings per common share assuming dilution:
Income before cumulative effects of accounting changes	$2.06	$1.97	$1.08	$0.98	$0.86	$0.75	$1.02	$0.86
Cumulative effects of accounting changes	0.05	0.08	—	—	—	—	—	—
Earnings per common share assuming dilution	$2.11	$2.05	$1.08	$0.98	$0.86	$0.75	$1.02	$0.86

NOTE 2—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Stone Energy is an independent oil and gas company engaged in the acquisition and subsequent exploration, development, and operation of oil and gas properties located in the conventional Gulf of Mexico (the “GOM”) shelf, the deep shelf of the GOM, deepwater of the GOM, Rocky Mountain Basins and the Williston Basin. Our corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508. We have additional offices in New Orleans, Houston, and Denver.

A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below.

Basis of Presentation:

The financial statements include our accounts and the accounts of our wholly owned subsidiary. All intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used primarily when accounting for depreciation, depletion and amortization, unevaluated property costs, estimated future net cash flows from proved reserves, cost to abandon oil and gas properties, taxes, reserves of accounts receivable, accruals of capitalized costs, operating costs and production revenue, capitalized employee, general and administrative expenses, effectiveness of financial instruments, the purchase price allocation on properties acquired and contingencies.

Fair Value of Financial Instruments:

The fair value of cash and cash equivalents, accounts receivable, accounts payable to vendors and our variable-rate bank debt approximated book value at December 31, 2005 and 2004. Our hedging contracts, including puts, swaps and zero-premium collars, are recorded in the financial statements at fair value in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The carrying amount of our bank debt approximated fair value because the interest rate is variable and reflective of market rates. As of December 31, 2005 and 2004, the fair value of our $200,000 8 1/4% Senior Subordinated Notes due 2011 was $206,500 and $216,500, respectively. As of December 31, 2005 and 2004, the fair value of our $200,000 6 3/4% Senior Subordinated Notes due 2014 was $189,000 and $198,500, respectively. The fair values of our outstanding notes were determined based upon quotes obtained from brokers.

Cash and Cash Equivalents:

We consider all money market funds and highly liquid investments in overnight securities through our commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

Oil and Gas Properties:

We follow the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee and general and administrative costs (less any reimbursements for such costs) and interest incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs that are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities, such as rentals, utilities and insurance. Fees received from managed partnerships for providing such services are accounted for as a reduction of capitalized costs. During 2005, 2004 and 2003, we capitalized salaries, general and administrative costs (net of reimbursements) in the amount of $20,462, $15,968 and $14,179, respectively. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred. Additionally, workover and maintenance costs incurred solely to maintain or increase levels of production from an existing completion interval are charged to lease operating expense in the period incurred.

Generally accepted accounting principles allow the option of two acceptable methods for accounting for oil and gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of depreciation, depletion and amortization (“DD&A”). Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

Under the full cost method of accounting, we compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (based on period-end hedge adjusted commodity prices and excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties net of related deferred taxes. We refer to this comparison as a “ceiling test.” If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, we are required to write-down the value of our oil and gas properties to the value of the discounted cash flows.

Transactions involving sales of unevaluated properties are recorded as adjustments to oil and gas properties and sales of reserves in place, unless extraordinarily large portions of reserves are involved, are recorded as adjustments to accumulated depreciation, depletion and amortization.

Effective January 1, 2003, management elected to change to the units of production (“UOP”) method of amortizing proved oil and gas property costs from the previously used future gross revenue method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes, instead of revenues, for the period by the total proved reserves, instead of future gross revenues, as of the beginning of the period, and similarly applying the respective rate to the net cost of proved oil and gas properties, including future development costs. Management believes that this change in method is preferable because it removes fluctuations in DD&A expense caused by product pricing volatility within a reporting period and is a method more widely used in the oil and gas industry. As a result of the change in accounting principle, we recognized a cumulative transition adjustment of $4,648, net of tax, as a charge against our 2003 net income.

On September 28, 2004, the SEC adopted Staff Accounting Bulletin (“SAB”) No. 106, which expressed its views regarding the application of SFAS No. 143 by oil and gas companies following the full cost accounting method. SAB No. 106 indicates that estimated dismantlement and abandonment costs that will be incurred as a result of future development activities on proved reserves are to be included in the estimated future cash flows in the full cost ceiling test. SAB No. 106 also indicates that these estimated costs are to be included in the costs to be amortized. We began applying SAB No. 106 prospectively in the third quarter of 2004.

Asset Retirement Obligations:

On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” An asset retirement obligation (ARO) relates to the removal of facilities and tangible equipment at the end of a properties useful life. SFAS No. 143 requires that the fair value of a liability to retire an asset be recorded on the balance sheet and that the corresponding cost is capitalized in oil and gas properties. The ARO liability is accreted to its future value and the capitalized cost is depreciated consistent with the UOP method. See “Note 6—Asset Retirement Obligations.”

Building and Land:

Building and land are recorded at cost. Our Lafayette office building is being depreciated on the straight-line method over its estimated useful life of 39 years.

Fixed Assets:

Fixed assets at December 31, 2005 and 2004 included approximately $6,010 and $3,467, respectively, of computer hardware and software costs, net of accumulated depreciation. These costs are being depreciated on the straight-line method over an estimated useful life of five years.

Earnings Per Common Share:

Earnings per common share were calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Earnings per common share assuming dilution were calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the weighted-average number of outstanding dilutive stock options and restricted stock granted to outside directors, officers and employees. There were approximately 293,000, 315,000 and 193,000 weighted-average dilutive shares for the years ending December 31, 2005, 2004 and 2003, respectively. Options that were considered antidilutive because the exercise price of the stock exceeded the average price for the applicable period totaled approximately 562,000, 786,000 and 1,021,000 shares during 2005, 2004 and 2003, respectively. During the years ended December 31, 2005, 2004 and 2003, approximately 483,000, 278,000 and 98,000 shares of common stock, respectively, were issued, from either authorized shares or shares held in treasury, upon the exercise of stock options and vesting of restricted stock by employees and non-employee directors and the awarding of employee bonus stock under the 2004 Amended and Restated Stock Incentive Plan.

Production Revenue:

Effective January 1, 2003, management elected to begin recognizing production revenue under the Entitlement method of accounting. Under this method, revenue is deferred for deliveries in excess of the company’s net revenue interest, while revenue is accrued for the undelivered volumes. Production imbalances are generally recorded at the estimated sales price in effect at the time of production. The cumulative effect of the adoption of the Entitlement method recognized in 2003 was immaterial.

Prior to adopting the Entitlement method, we recorded as revenue only that portion of production sold and allocable to our ownership interest in the related well. Any production proceeds received in excess of our ownership interest were reflected as a liability in the accompanying balance sheet. Revenue relating to net undelivered production to which we are entitled but for which we had not received payment were not recorded in the financial statements until such amounts were received. These amounts at December 31, 2002 were immaterial.

Income Taxes:

Income taxes are accounted for in accordance with the SFAS No. 109, Accounting for Income Taxes. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures, including future abandonment costs, related to evaluated projects are capitalized and depreciated, depleted and amortized on the UOP method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, we follow certain provisions of the Internal Revenue Code that allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, and different reporting methods used in the capitalization of employee, general and administrative and interest expenses.

Derivative Instruments and Hedging Activities:

Under SFAS No. 133, as amended, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. The cash settlement of effective cash flow hedges is recorded in oil and gas revenue. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings as derivative expense (income). At December 31, 2005, our 2006 collar contracts were considered effective cash flow hedges. See Note 10—“Hedging Activities.”

Stock-Based Compensation:

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation,” which became effective with respect to us in 1996. Under SFAS No. 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” method whereby no compensation cost is recognized upon grant if certain requirements are met. We have continued to account for our stock-based compensation under APB 25.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” to amend the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results. If the compensation expense for stock-based compensation plans had been determined consistent with the expense recognition provisions under SFAS No. 123 and assuming the straight-line method for recognition of expenses in the applicable vesting periods, our net income and earnings per common share and earnings per common share assuming dilution for the years presented would have approximated the pro forma amounts below:

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Net income, as reported	$136,764	$119,668	$123,192
Add: Stock-based compensation expense included in net income, net of tax	2,019	40	—
Less: Stock-based compensation expense using fair value method, net of tax	(5,780)	(5,569)	(5,287)

Pro forma net income	$133,003	$114,139	$117,905

Earnings per common share	$5.07	$4.50	$4.67
Pro forma earnings per common share	4.93	4.29	4.47

Earnings per common share assuming dilution	$5.02	$4.45	$4.64
Pro forma earnings per common share assuming dilution	4.88	4.24	4.44

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1.	the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or

2.	the “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. In April 2005, the SEC approved a rule that delayed the effective date of SFAS No. 123(R) for public companies. As a result, SFAS No. 123(R) will be effective for us on January 1, 2006.

Stone has elected to adopt the requirements of SFAS No. 123(R) using the “modified prospective” method. We have historically used the Black-Scholes option-pricing model for estimating stock compensation expense for disclosure purposes and intend to continue using such method upon adoption of SFAS No. 123(R).

We expect the implementation of SFAS No. 123(R) to impact our 2006 financial statements as follows:

•	Expense amounts related to stock option issuances will be expensed in the income statement prospectively as opposed to the pro forma disclosures previously presented in prior periods. Expense amounts on stock options to be incurred in 2006 and future periods will be contingent upon several factors including the number of options issued and capitalization rates and therefore, prior pro forma amounts should not be assumed to be necessarily indicative of future expense amounts.

•	Unearned Compensation and Additional Paid-In Capital balances related to our restricted stock issuances will be reversed.

•	The tax benefits from the vesting of restricted stock and the exercise of stock options will no longer be recorded as an addition to Additional Paid-In Capital until we are in a current tax paying position. Presently, all of our income taxes are being deferred and we have substantial net operating losses available for carryover to future periods.

NOTE 3—ACCOUNTS RECEIVABLE:

In our capacity as operator for our co-venturers, we incur drilling and other costs that we bill to the respective parties based on their working interests. We also receive payments for these billings and, in some cases, for billings in advance of incurring costs. Our accounts receivable are comprised of the following amounts:

	As of December 31,
	2005	2004
Accounts Receivable:
Other co-venturers	$10,224	$11,187
Trade	107,855	94,046
Insurance receivable on hurricane claims	93,192	5,745
Officers and employees	2	12
Unbilled accounts receivable	412	408

	$211,685	$111,398

We have accrued insurance claims receivable related to Hurricanes Katrina and Rita to the extent we have concluded the insurance recovery is probable. The accrual is for all costs previously recorded in our financial statements including Asset Retirement Obligations and repair expenses including in Lease Operating Expenses. We have not accrued for costs to be incurred in future periods.

NOTE 4—CONCENTRATIONS:

Sales to Major Customers

Our production is sold on month-to-month contracts at prevailing prices. We have attempted to diversify our sales and obtain credit protections such as parental guarantees from certain of our purchasers. The following table identifies customers from whom we derived 10% or more of our total oil and gas revenue during the following years ended:

	December 31,
	2005	2004	2003
BP Energy Company	(a)	12%	(a)
Cinergy Marketing and Trading	(a)	11%	12%
Conoco, Inc.	10%	13%	(a)
Duke Energy Trading and Marketing LLC	(a)	(a)	13%
Equiva Trading Company	(a)	11%	10%
Sequent Energy Management LP	10%	—	—
Total Gas & Power North America, Inc.	12%	12%	—

(a)	Less than 10 percent

The maximum amount of credit risk exposure at December 31, 2005 relating to these customers amounted to $23,294.

We believe that the loss of any of these purchasers would not result in a material adverse effect on our ability to market future oil and gas production.

Production and Reserve Volumes

Approximately 76% (unaudited) of our estimated proved reserves at December 31, 2005 and 89% of our production during 2005 were associated with our Gulf Coast Basin properties.

Cash Deposits

Substantially all of our cash balances are in excess of federally insured limits.

NOTE 5—INVESTMENT IN OIL AND GAS PROPERTIES:

The following table discloses certain financial data relative to our oil and gas producing activities located onshore and offshore the continental United States, which represents our only operating segment:

	Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Oil and gas properties—
Balance, beginning of year	$3,157,670	$2,636,512	$2,224,930
Costs incurred during the year:
Capitalized—
Acquisition costs, net of sales of unevaluated properties	138,080	201,550	54,456
Exploratory costs	156,472	151,571	175,864
Development costs	149,890	125,161	109,507
Salaries, general and administrative costs and interest	35,939	23,395	22,274
Less: overhead reimbursements	(600)	(469)	(247)
Asset retirement costs	53,687	19,950	49,728

Total costs incurred during year	533,468	521,158	411,582

Balance, end of year	$3,691,138	$3,157,670	$2,636,512

Charged to expense—
Lease operating expenses	$114,664	$100,045	$72,786
Production taxes	13,179	7,408	5,975
Accretion expense	7,159	5,852	6,292

	$135,002	$113,305	$85,053

Unevaluated oil and gas properties—
Costs incurred during year:
Acquisition costs	$87,486	$43,268	$19,708
Exploration costs	37,841	23,022	3,063
Capitalized interest	14,391	5,114	6,164

	$139,718	$71,404	$28,935

Accumulated depreciation, depletion and amortization—
Balance, beginning of year	($1,640,362)	($1,420,371)	($1,261,436)
Provision for DD&A	(238,269)	(208,043)	(185,957)
Asset retirement costs	—	—	34,736
Cumulative effect of change in accounting	—	—	(7,239)
Sale of proved properties	(1,549)	(11,948)	(475)

Balance, end of year	($1,880,180)	($1,640,362)	($1,420,371)

Net capitalized costs (proved and unevaluated)	$1,810,958	$1,517,308	$1,216,141

DD&A per Mcfe	$2.87	$2.36	$1.92

The following table discloses financial data associated with unevaluated costs at December 31, 2005:

	Balance as of December 31, 2005	Net Costs incurred (evaluated) during the year ended December 31,
		2005	2004	2003	2002 and prior
Acquisition costs	$182,720	$87,486	$38,899	$9,599	$46,736
Exploration costs	37,841	37,841	—	—	—
Capitalized interest	26,086	14,391	4,181	3,596	3,918

Total unevaluated costs	$246,647	$139,718	$43,080	$13,195	$50,654

Of the total unevaluated costs at December 31, 2005 approximately $70,000 related to investment in the Williston Basin in Montana and North Dakota which we anticipate to be evaluated over the next 2 1/2 years. The excluded costs will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest costs capitalized on unevaluated properties during the years ended December 31, 2005, 2004 and 2003 totaled $14,877, $6,957 and $7,848, respectively.

NOTE 6—ASSET RETIREMENT OBLIGATIONS:

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. This statement requires us to record the fair value of liabilities related to future asset retirement obligations (“ARO”) in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of a property’s useful life. We adopted SFAS No. 143 on January 1, 2003, which requires that the fair value of a liability to retire an asset be recorded on the balance sheet and that the corresponding cost is capitalized in oil and gas properties. The ARO liability is accreted to its future value and the capitalized cost is depreciated consistent with the UOP method. Upon adoption, as restated, we recognized a gain for a cumulative transition adjustment of $6,747, net of tax, computed from the components below:

Initial ARO as a liability on our consolidated balance sheet, including accumulated accretion	($76,270)
Increase in oil and gas properties for the cost to abandon our oil and gas properties	52,002
Accumulated depreciation on the additional capitalized costs included in oil and gas properties at adoption date	(20,892)
Reversal of accumulated depreciation previously recorded related to abandonment costs	55,540

Cumulative effect of adoption	10,380
Tax effect	(3,633)

Cumulative effect of adoption, net of tax effect	$6,747

In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor after discounting the future cost back to the date that the abandonment obligation was incurred using an assumed cost of funds for our company. After recording these amounts, the ARO will be accreted to its future estimated value using the same assumed cost of funds and the additional capitalized costs will be depreciated on a UOP basis. As required by SFAS No. 143, our estimate of our asset retirement obligations does not give consideration to the value the related assets could have to other parties.

The change in our ARO during 2005 and 2004 is set forth below:

	2005	2004 (Restated)
Asset retirement obligation as of the beginning of the year	$106,091	$80,288
Liabilities incurred	7,461	27,173
Liabilities settled	(3,741)	(2,719)
Accretion expense	7,159	5,852
Revision of estimates	49,967	(4,503)

Asset retirement obligation as of the end of the year, including current portion	$166,937	$106,091

NOTE 7—INCOME TAXES:

An analysis of our deferred taxes follows:

	As of December 31,
	2005	2004 (Restated)
Net operating loss carryforward	$42,109	$38,800
Statutory depletion carryforward	5,278	5,302
Contribution carryforward	377	351
Capital loss carryforward	—	7
Alternative minimum tax credit carryforward	682	812
Temporary differences:
Oil and gas properties—full cost	(278,806)	(203,406)
Hedges	(2,631)	5,001
Other	(1,240)	41
Valuation allowance	(377)	(358)

	($234,608)	($153,450)

For tax reporting purposes, operating loss carryforwards totaled approximately $120,751 at December 31, 2005. If not utilized, such carryforwards would begin expiring in 2009 and would completely expire by the year 2025. In addition, we had approximately $15,741 in statutory depletion deductions available for tax reporting purposes that may be carried forward indefinitely. Recognition of a deferred tax asset associated with these carryforwards is dependent upon our evaluation that it is more likely than not that the asset will ultimately be realized.

As of December 31, 2005 a deferred tax liability of $2,646 was included in other current liabilities. At December 31, 2004 a deferred tax asset of $7,267 was included in other current assets.

Reconciliation between the statutory federal income tax rate and our effective income tax rate as a percentage of income before income taxes follows:

	Year Ended December 31,
	2005	2004	2003
Income tax expense computed at the statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes and other	0.9	—	—

Effective income tax rate	35.9%	35.0%	35.0%

Income taxes allocated to accumulated other comprehensive income related to oil and gas hedges amounted to $7,615, ($282) and ($2,151) for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 8—LONG-TERM DEBT:

Long-term debt consisted of the following:

	As of December 31,
	2005	2004
8 1/4% Senior Subordinated Notes due 2011	$200,000	$200,000
6 3/4% Senior Subordinated Notes due 2014	200,000	200,000
Bank debt	163,000	82,000

Total long-term debt	$563,000	$482,000

On April 30, 2004, we entered into a four-year $500,000 senior unsecured credit facility with a syndicated bank group. The new facility had an initial borrowing base of $425,000 and replaced the previous $350,000 credit facility. As a result, we recognized a charge for the early extinguishment of debt in the amount of $845, which relates to previously deferred financing costs associated with the old credit facility. On November 18, 2005, our borrowing base was reduced to $300,000 reflecting the impact of Hurricanes Katrina and Rita and our previously announced downward reserve revision. At December 31, 2005, we had $163,000 of borrowings outstanding with a weighted average interest rate of 6.0% under our bank credit facility. As of December 31, 2005, letters of credit totaling $13,084 had been issued under the credit facility, which reduce our availability for additional borrowings. These letters of credit have been issued in order to guarantee funding of plugging and abandonment obligations that were assumed through prior acquisitions of developed oil and gas properties.

The credit facility matures on April 30, 2008. At March 1, 2006 we had a borrowing base under the credit facility of $300,000 with availability of an additional $114,141 of borrowings. Interest rates are tied to LIBOR rates plus a margin that fluctuates based upon the ratio of aggregate outstanding borrowings and letters of credit exposure to the total borrowing base. Commitment fees are computed and payable quarterly at the rate of 50 basis points of borrowing availability. The borrowing base limitation is re-determined periodically and is based on a borrowing base amount established by the banks for our oil and gas properties.

Under the financial covenants of our credit facility, we must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the amended credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a Consolidated Tangible Net Worth (as defined). In addition, the credit facility places certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit us from paying cash dividends. During 2005, the participating banks in our credit facility granted waivers from certain covenants regarding the filing of our financial statements until March 31, 2006. Additionally, we agreed to secure borrowings under the facility with a security interest in certain oil and gas properties. As of the date of this filing we had not completed the transfer of the security interests to the banks participating in the facility. If we are unable to complete this transaction by March 31, 2006, it is possible that the balance of the facility could become due at that time; however, we believe we could replace the facility if this were to occur.

On December 15, 2004, we issued $200,000 6 3/4% Senior Subordinated Notes due 2014. The notes were sold at par value and we received net proceeds of $195,500 and are subordinated to our senior unsecured credit facility and rank pari passu with our 8 1/4% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2009 at a Make-Whole Amount. Beginning December 15, 2009, the notes are redeemable at our option, in whole or in part, at 103.375% of their principal amount and thereafter at prices declining annually to 100% on and after December 15, 2012. In addition, before December 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes issued with net proceeds from an equity offering at 106.75%. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. At December 31, 2005, $592 had been accrued in connection with the

June 15, 2006 interest payment. We received notice of non-compliance from holders of over 25 percent of the outstanding principal amount of our $200,000 6 3/4% Senior Subordinated Notes due 2014 relating to the non-issuance of financial statements. The receipt of notice of non-compliance started a 60 day period beginning February 15, 2006 in which to cure the default relating to the non-issuance of financial statements. As a consequence of these notices, we became unable to borrow additional funds under our bank credit facility until the default was cured. We believe the filing of this Form 10-K and our September 30, 2005 Form 10-Q has cured the default.

On December 5, 2001, we issued $200,000 8 1/4% Senior Subordinated Notes due 2011. The notes were sold at par value and we received net proceeds of $195,500 and are subordinated to our senior unsecured credit facility and rank pari passu with our 6 3/4% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2006 at a Make-Whole Amount. Beginning December 15, 2006, the notes are redeemable at our option, in whole or in part, at 104.125% of their principal amount and thereafter at prices declining annually to 100% on and after December 15, 2009. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. At December 31, 2005, $721 had been accrued in connection with the June 15, 2006 interest payment.

Other assets at December 31, 2005 and 2004 included approximately $9,784 and $11,004, respectively, of deferred financing costs, net of accumulated amortization, related primarily to the issuance of the 8 1/4% notes, the 6 3/4% notes and the new credit facility. The costs associated with the 8 1/4% notes and 6 3/4% notes are being amortized over the life of the notes using a method that applies effective interest rates of 8.6% and 7.1%, respectively. The costs associated with the credit facility are being amortized on the straight-line method over the term of the facility.

On September 30, 2003, we redeemed our $100,000 outstanding 8 3/4% Senior Subordinated Notes due 2007 at a call premium of 102.917%. The cash redemption payment was funded through a combination of available cash and $90,000 of borrowings under our bank credit facility. We recorded a pre-tax charge of $4,661 during 2003 for the early extinguishment of debt, which related to the call premium of $2,917 and the recognition of previously deferred financing costs and unamortized discounts associated with the issuance of the notes in 1997.

Total interest cost incurred on all obligations for the years ended December 31, 2005, 2004 and 2003 was $38,100, $23,800 and $27,700 respectively.

NOTE 9—TRANSACTIONS WITH RELATED PARTIES:

James H. Stone, our chairman of the board of directors, owns up to 7.5% of the working interest in certain wells drilled on Section 19 on the east flank of the Weeks Island Field. This interest was acquired prior to our initial public offering in 1993. In his capacity as a working interest owner, he is required to pay his proportional share of all costs and is entitled to receive his proportional share of revenue.

Our interests in certain oil and gas properties are burdened by net profits interests and overriding royalty interests granted at the time of acquisition to certain of our present and former officers. Such net profit interest owners do not receive any cash distributions until we have recovered all acquisition, development, financing and operating costs. D. Peter Canty, a former director and former President and Chief Executive Officer, and James H. Prince, former Executive Vice President and Chief Financial Officer, remain net profit interest owners. Amounts paid to these former officers under the remaining net profits arrangement amounted to $915, $727 and $1,169 in 2005, 2004 and 2003, respectively. In addition, Michael E. Madden, our Vice President of Reserves, was granted an overriding royalty interest in some of our properties by an independent third party. At the time he was granted this interest, he was serving Stone as an independent engineering consultant. The amount paid to Michael E. Madden during 2005, 2004 and 2003 under the overriding royalty arrangement totaled $156, $101 and $94, respectively.

Pursuant to his retirement, we agreed to a consulting arrangement with Mr. Canty whereby he was paid $235 for consulting services for the period from April 1, 2004 through December 31, 2004. There is no agreement for consulting service with Mr. Canty for the year ended December 31, 2005.

The son of John P. Laborde, one of our directors, has an interest in several marine service companies, which provided services to us during 2005, 2004 and 2003 in the amount of $1,876, $1,534 and $2,978, respectively. John P. Laborde has no interest in these companies.

NOTE 10—HEDGING ACTIVITIES:

We enter into hedging transactions to secure a price for a portion of future production that is acceptable at the time at which the transaction is entered. The primary objective of these activities is to reduce our exposure to the possibility of declining oil and natural gas prices during the term of the hedge. These hedges are designated as cash flow hedges upon entering into the contract. We do not enter into hedging transactions for trading purposes. Monthly settlements of these contracts are reflected in revenue from oil and gas production. Under generally accepted accounting principles, in order to consider these futures contracts as hedges, (i) we must designate the futures contract as a hedge of future production and (ii) the contract must be effective at reducing our exposure to the risk of changes in prices. Changes in the market values of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, we will record the market value of the contract at the end of each month and recognize a related increase or decrease in derivative expenses (income).

Stone has entered into zero-premium collars with various counterparties for a portion of our expected 2006 oil and natural gas production from the Gulf Coast Basin. The natural gas collar settlements are based on an average of New York Mercantile Exchange (“NYMEX”) prices for the last three days of a respective month. The oil collar settlements are based upon an average of the NYMEX closing price for West Texas Intermediate (“WTI”) during the entire calendar month. The contracts require payments to the counterparties if the average price is above the ceiling price or payment from the counterparties if the average price is below the floor price. Our collars are with Bank of America, N.A., Goldman Sachs and JP Morgan. Our 2006 collar contracts are considered effective hedges under SFAS No. 133 and all changes in fair value are recorded, net of taxes, in other comprehensive income prior to settlement.

During 2005 we utilized oil and gas collar contracts in the Gulf Coast Basin and fixed-price swaps to hedge a portion of our future gas production from our Rocky Mountain Region properties. Our swap contracts were with Bank of America and are based upon Inside FERC published prices for natural gas deliveries at Kern River. Swaps typically provide for monthly payments by us if prices rise above the swap price or to us if prices fall below the swap price. The last of these contracts terminated on December 31, 2005. One of our collar contracts for September, October and November 2005 became ineffective when curtailments of our oil production resulting from Hurricanes Katrina and Rita resulted in production levels less than hedged amounts. Settlements on these ineffective hedges in the amount of $3,388 are included in derivative expense for 2005.

During 2004 and 2003, a portion of our oil and natural gas production from the Gulf Coast Basin was hedged with put contracts. Put contracts are purchased at a rate per unit of hedged production that fluctuates with the commodity futures market. The historical cost of the put contracts represents our maximum cash exposure. We are not obligated to make any further payments under the put contracts regardless of future commodity price fluctuations. Under put contracts, monthly payments are made to us if NYMEX prices fall below the agreed upon floor price, while allowing us to fully participate in commodity prices above that floor.

At December 31, 2005, we had accumulated other comprehensive income of $4,856, net of tax, which related to our 2006 collar contracts. We believe this amount approximates the estimated amount to be reclassified into earnings in the next twelve months.

In October 2002, we reached an agreement with Enron North America Corp. to purchase the portion of our fixed price natural gas swap contract settling subsequent to October 2002 for $5,917. We amortized $3,632 of derivative expenses during 2003 related to the balance of previously recorded other comprehensive loss from the swap contract.

During 2005, 2004 and 2003, we recognized $3,388, $4,099 and $8,711, respectively, of derivative expenses. The components of derivative expenses were as follows:

	Year Ended December 31,
	2005	2004	2003
Cost of put contracts settled	$—	$4,099	$5,079
Settlements on ineffective oil collars	3,388	—	—
Effect of change in accounting treatment for swaps, net of tax	—	—	3,632

Total derivative expense	$3,388	$4,099	$8,711

For the years ended December 31, 2005, 2004 and 2003, we realized net decreases in oil and gas revenue related to effective hedging transactions of $42,167, $10,122 and $1,576, respectively.

The following table shows our hedging positions as of March 1, 2006:

	Zero-Premium Collars
	Natural Gas			Oil
	Daily Volume (MMBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40

NOTE 11—COMMITMENTS AND CONTINGENCIES:

We lease office facilities in New Orleans, Louisiana, Houston, Texas and Denver, Colorado under the terms of long-term, non-cancelable leases expiring on various dates through 2010. We also lease automobiles under the terms of non-cancelable leases expiring at various dates through 2007. We also lease certain equipment on our oil and gas properties typically on a month-to-month basis. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 2005 were as follows:

2006	$580
2007	586
2008	476
2009	271
2010	271

Payments related to our lease obligations for the years ended December 31, 2005, 2004 and 2003 were approximately $876, $1,122 and $1,140, respectively. We subleased office space to third parties, and for the years ended 2005, 2004 and 2003, we recorded related receipts of $86, $832 and $816, respectively.

We are contingently liable to surety insurance companies in the aggregate amount of $73,950 relative to bonds issued on our behalf to the United States Department of the Interior Minerals Management Service (MMS), federal and state agencies and certain third parties from which we purchased oil and gas working interests. The bonds represent guarantees by the surety insurance companies that we will operate in accordance with applicable rules and regulations and perform certain plugging and abandonment obligations as specified by applicable working interest purchase and sale agreements.

We are also named as a defendant in certain lawsuits and are a party to certain regulatory proceedings arising in the ordinary course of business. We do not expect these matters, individually or in the aggregate, will have a material adverse effect on our financial condition.

OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under OPA and a final rule adopted by the MMS in August 1998, responsible parties of covered offshore facilities that have a worst case oil spill of more than 1,000 barrels must demonstrate financial responsibility in amounts ranging from at least $10,000 in specified state waters to at least $35,000 in OCS waters, with higher amounts of up to $150,000 in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst case oil-spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS’s final rule. We do not anticipate that we will experience any difficulty in continuing to satisfy the MMS’s requirements for demonstrating financial responsibility under OPA and the MMS’s regulations.

In 2004 we entered into an exploration agreement with Kerr-McGee Oil and Gas Corp. covering several undeveloped leases in the Gulf of Mexico. Under the agreement, we acquired varying interests in these deepwater and deep shelf leases and agreed to participate in five commitment wells. As of December 31, 2005 we had one well remaining on this commitment which will be drilled in 2006. In addition, we also intend to evaluate additional drilling opportunities on the respective leases in 2006.

In connection with our exploration efforts, specifically in the deepwater of the Gulf of Mexico, we have committed to acquire seismic data from certain providers on multiple offshore blocks over the next three years. As of December 31, 2005, our seismic data purchase commitments totaled $94,390 to be incurred over the next three years.

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640, plus accrued interest of $352 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274, plus accrued interest of $159 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2,605 plus accrued interest calculated through December 15, 2005 in the amount of $1,194. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The Company disagrees with these contentions and intends to vigorously defend itself against these claims.

Stone has received notice that the staff of the SEC is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints assert a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contend that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. A motion to consolidate these actions and to appoint a lead plaintiff will be heard on March 22, 2006. In addition, on or about December 16, 2005, Robert Farer filed a complaint in the United States District Court for the Western District of Louisiana alleging claims derivatively on behalf of Stone, and three similar complaints were filed soon thereafter in federal and state court. Stone is named as a nominal defendant, and certain current and former officers and directors are named as defendants in these actions, which allege breaches of the fiduciary duties owed to Stone, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Sarbanes-Oxley Act of 2002. Stone intends to vigorously defend these lawsuits.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

NOTE 12—EMPLOYEE BENEFIT PLANS:

We have entered into deferred compensation and disability agreements with certain of our officers and former officers whereby we have purchased split-dollar life insurance policies to provide certain retirement and death benefits for certain of our officers and former officers and death benefits payable to us. The aggregate death benefit of the policies was $3,225 at December 31, 2005, of which $1,493 was payable to certain officers or former officers or their beneficiaries and $1,732 was payable to us. Total cash surrender value of the policies, net of related surrender charges at December 31, 2005, was approximately $1,120 and is recorded in other assets. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 2005, the liability for such vested benefits was approximately $770 and is recorded in other long-term liabilities.

The following is a brief description of each incentive compensation plans applicable to our employees:

i.	The Annual Incentive Compensation Plan provided for an annual cash incentive bonus that ties incentives to the annual return on our common stock, to a comparison of the price performance of our common stock to the average quarterly returns on the shares of stock of a peer group of companies with which we compete and to the growth in our net earnings per share, net cash flows and net asset value. Incentive bonuses are awarded to participants based upon individual performance factors. This plan was terminated upon the approval and adoption of the Revised Annual Incentive Compensation Plan, discussed below.

In February 2003 and February 2005, our board of directors approved and adopted the Revised Annual Incentive Compensation Plan. The revised plan provides for annual cash incentive bonuses that are tied to the achievement of certain strategic objectives as defined by our board of directors on an annual basis. Stone incurred expenses of $1,252, $2,318 and $2,636, net of amounts capitalized, for each of the years ended December 31, 2005, 2004 and 2003, respectively, related to incentive compensation bonuses to be paid under the revised plan.

ii.

At the 2004 Annual Meeting of Stockholders, the stockholders approved the Plan, which provides for the granting of incentive stock options, restricted stock awards, bonus stock awards, or any combination as is best suited to the circumstances of the particular employee or nonemployee director. The Plan provides for 4,225,000 shares of common stock to be reserved for issuance pursuant to this plan. At the 2003 Annual Meeting of Stockholders, the stockholders approved, through proxy voting, an amendment that increased the aggregate number of shares of Common Stock reserved for issuance by 1,000,000 shares. Under the Plan, we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the Plan provides that shares available under the Plan may be granted as restricted stock.

iii.	The Stone Energy 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and we may, at our discretion, match a portion or all of the employee’s deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in matching contributions (if any) for each year of service and is fully vested upon five years of service. For the years ended December 31, 2005, 2004 and 2003, Stone contributed $974, $850 and $677, respectively, to the plan.

iv.	The Stone Energy Corporation Deferred Compensation Plan provides eligible executives with the option to defer up to 100% of their compensation for a calendar year and we may, at our discretion, match a portion or all of the participant’s deferral based upon a percentage determined by the board of directors. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the direction of each participant. During the year ended December 31, 2004, there were no matching contributions made by Stone. At December 31, 2005 plan assets of $901 were included in other assets. An equal amount of plan liabilities were included in other long-term liabilities.

Stock Options. A summary of stock options as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates is presented below.

	Year Ended December 31,
	2005		2004		2003
	Number of Options	Wgtd. Avg. Exer. Price	Number of Options	Wgtd. Avg. Exer. Price	Number of Options	Wgtd. Avg. Exer. Price
Outstanding at beginning of year	2,541,135	$39.47	2,735,559	$37.92	2,419,557	$37.68
Granted	85,500	49.54	282,250	46.16	571,600	36.63
Exercised	(486,127)	29.00	(296,107)	29.34	(127,600)	21.20
Forfeited	(154,163)	37.73	(180,567)	42.97	(127,998)	44.42
Expired	(84,283)	56.43	—	—	—	—

Outstanding at end of year	1,902,062	$41.99	2,541,135	$39.47	2,735,559	$37.92

Options exercisable at year-end	1,160,669	42.72	1,372,416	38.79	1,292,239	36.39
Weighted average fair value of options granted during the year	$20.81		$20.12		$16.57

The fair value of each stock option granted was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	—	—	—
Expected volatility	36.47%	39.92%	41.89%
Risk-free interest rate	3.84%	3.90%	3.66%
Expected option life (1)	6.0 Years	6.0 Years	6.0 Years

(1)	The expected life of options granted to nonemployee directors was assumed to be four years.

The following table summarizes information regarding stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/05	Wgtd. Avg. Remaining Contractual Life	Wgtd. Avg. Exercise Price	Options Exercisable at 12/31/05	Wgtd. Avg. Exercise Price
$20 – $30	103,000	1.2 years	$24.95	103,000	$24.95
30 – 40	955,754	6.2 years	35.61	534,115	35.62
40 – 50	400,634	6.8 years	45.92	140,320	45.13
50 – 70	442,674	4.5 years	56.17	383,234	56.51

	1,902,062	5.7 years	41.99	1,160,669	42.72

Common stock issued upon the exercise of non-qualified stock options results in a tax deduction for us equivalent to the compensation income recognized by the option holder. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 2005, 2004 and 2003 resulted in a tax benefit to us of approximately $3,796, $1,821 and $774, respectively.

At December 31, 2005, we had approximately 600,953 additional shares available for issuance pursuant to the 2004 Amended and Restated Stock Incentive Plan (the “Plan”). As discussed below, the Plan provides for the issuance of restricted shares. Any such issuance would reduce the number of shares available for future grants of stock options, restricted stock and stock bonus awards.

Restricted Stock. In addition, since 2004, the Plan provides that shares available for issuance may be granted as restricted stock. In accordance with APB No. 25, we record unearned compensation in connection with the granting of restricted stock equal to the fair value of our common stock on the date of grant. As the restrictions lapse (over two to five years), we reduce unearned compensation and recognize compensation expense. During 2005 and 2004, the Company granted 338,000 and 33,710 shares of restricted stock with a weighted average grant date fair value of $52.04 and $44.91 per share, and recognized compensation expense of $2,997 and $28 related to these shares. There were no shares of restricted stock granted during 2003 under the Plan.

NOTE 13—OIL AND GAS RESERVE INFORMATION—UNAUDITED:

Our net proved oil and gas reserves at December 31, 2005 have been prepared in accordance with guidelines established by the SEC. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values should not be construed as the market value of the oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

The majority of our Gulf Coast Basin reserves have been audited by Netherland, Sewell & Associates, Inc. (an audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles). The audited properties cover 72.6% of our total reserve base on a volumetric basis. The remainder of our Gulf Coast Basin reserves were prepared by Cawley, Gillespie & Associates, Inc. and represent 3.0% of our reserves on a volumetric basis. Our Rocky Mountain Region reserves were prepared by Ryder Scott Company, L.P. and represent 24.4% of our reserves on a volumetric basis.

The following table sets forth an analysis of the estimated quantities of net proved and proved developed oil (including condensate) and natural gas reserves, all of which are located onshore and offshore the continental United States:

	Oil in MBbls	Natural Gas in MMcf	Oil and Natural Gas in MMcfe
Estimated proved reserves as of December 31, 2002 (restated)	40,735	376,236	620,644
Revisions of previous estimates	(1,936)	(18,033)	(29,649)
Extensions, discoveries and other additions	7,776	73,994	120,650
Purchase of producing properties	3,731	10,647	33,033
Sale of reserves	(71)	(28)	(454)
Production (1)	(5,727)	(62,536)	(96,898)

Estimated proved reserves as of December 31, 2003 (restated)	44,508	380,280	647,326
Revisions of previous estimates	(1,625)	(16,585)	(26,335)
Extensions, discoveries and other additions	3,830	66,501	89,481
Purchase of producing properties	1,819	44,976	55,890
Sale of reserves	(709)	(5,726)	(9,980)
Production	(5,438)	(55,544)	(88,172)

Estimated proved reserves as of December 31, 2004 (restated)	42,385	413,902	668,210
Revisions of previous estimates	(4,745)	(50,881)	(79,349)
Extensions, discoveries and other additions	6,534	34,492	73,696
Purchase of producing properties	2,173	704	13,743
Production	(4,838)	(54,129)	(83,158)

Estimated proved reserves as of December 31, 2005	41,509	344,088	593,142

Estimated proved developed reserves:
as of December 31, 2003 (restated)	36,046	293,540	509,816

as of December 31, 2004 (restated)	33,115	312,454	511,144

as of December 31, 2005	31,557	241,347	430,689

(1)	Excludes gas production volumes related to the volumetric production payment.

The following tables present the standardized measure of future net cash flows related to estimated proved oil and gas reserves together with changes therein, as defined by the FASB, including a reduction for estimated plugging and abandonment costs that are also reflected as a liability on the balance sheet at December 31, 2005 in accordance with SFAS No. 143. You should not assume that the future net cash flows or the discounted future net cash flows, referred to in the table below, represent the fair value of our estimated oil and gas reserves. As required by the SEC, we determine estimated future net cash flows using period-end market prices for oil and gas without considering hedge contracts in place at the end of the period. The average 2005 year-end product prices for all of our properties were $57.17 per barrel of oil and $9.86 per Mcf of gas. Future production and development costs are based on current costs with no escalations. Estimated future cash flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

	Standardized Measure Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Future cash inflows	$5,766,726	$4,457,716	$3,802,331
Future production costs	(1,293,950)	(851,926)	(604,617)
Future development costs	(678,212)	(522,210)	(404,372)
Future income taxes	(987,901)	(744,604)	(675,281)

Future net cash flows	2,806,663	2,338,976	2,118,061
10% annual discount	(873,684)	(726,517)	(653,985)

Standardized measure of discounted future net cash flows	$1,932,979	$1,612,459	$1,464,076

	Changes in Standardized Measure Year Ended December 31,
	2005	2004 (Restated)	2003 (Restated)
Standardized measure at beginning of year	$1,612,459	$1,464,076	$1,183,556

Sales and transfers of oil and gas produced, net of production costs	(508,397)	(436,748)	(429,544)
Changes in price, net of future production costs	879,528	193,382	359,650
Extensions and discoveries, net of future production and development costs	269,742	267,760	445,969
Changes in estimated future development costs, net of development costs incurred during the period	(22,537)	19,796	19,234
Revisions of quantity estimates	(402,974)	(141,133)	(157,881)
Accretion of discount	207,148	187,795	145,504
Net change in income taxes	(173,079)	(45,072)	(142,395)
Purchases of reserves in-place	44,940	232,450	104,957
Sales of reserves in-place	—	(19,558)	(622)
Changes in production rates due to timing and other	26,150	(110,289)	(64,352)

Net increase in standardized measure	320,521	148,383	280,520

Standardized measure at end of year	$1,932,980	$1,612,459	$1,464,076

NOTE 14—SUMMARIZED QUARTERLY FINANCIAL INFORMATION—UNAUDITED:

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,
	See Note Below	See Note Below	See Note Below	See Note Below
2005
Operating revenue	$156,153	$185,238	$159,275	$135,574
Income from operations	56,519	72,334	55,689	47,924
Net income	33,424	43,967	32,977	26,395

Earnings common per share	$1.25	$1.64	$1.22	$0.97
Earnings common per share assuming dilution	1.24	1.62	1.20	0.96

2004
Operating revenue	$133,580	$142,224	$128,306	$140,091
Income from operations	51,779	54,742	37,349	55,437
Net income	31,408	31,796	21,945	34,519

Earnings common per share	$1.19	$1.20	$0.82	$1.29
Earnings common per share assuming dilution	$1.17	$1.18	$0.82	$1.28

NOTE—All amounts for 2004 and for the first two quarters of 2005 have been restated for the Financial Restatement described in Note 1—Restatement of Historical Financial Statements.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$22,088	$79,708
Accounts receivable	232,082	211,685
Fair value of hedging contracts	22,788	7,471
Other current assets	2,301	2,795

Total current assets	279,259	301,659
Oil and gas properties—full cost method of accounting:
Proved, net of accumulated depreciation, depletion and amortization of $1,944,812 and $1,880,180 respectively	1,665,045	1,564,312
Unevaluated	226,406	246,647
Building and land, net	5,851	5,521
Fixed assets, net	9,812	9,331
Other assets, net	13,000	12,847

Total assets	$2,199,373	$2,140,317

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable to vendors	$166,344	$160,682
Undistributed oil and gas proceeds	48,052	59,187
Asset retirement obligations	57,745	53,894
Deferred taxes	7,659	2,646
Fair value of hedging contracts	1,249	—
Other current liabilities	13,527	8,744

Total current liabilities	294,576	285,153

Long-term debt	563,000	563,000
Deferred taxes	244,491	231,961
Asset retirement obligations	112,234	113,043
Fair value of hedging contracts	1,255	—
Other long-term liabilities	3,259	3,037

Total liabilities	1,218,815	1,196,194

Commitments and contingencies
Common stock	272	272
Treasury stock	(1,161)	(1,348)
Additional paid-in capital	489,144	500,228
Unearned compensation	—	(15,068)
Retained earnings	479,159	455,183
Accumulated other comprehensive income	13,144	4,856

Total stockholders’ equity	980,558	944,123

Total liabilities and stockholders’ equity	$2,199,373	$2,140,317

The accompanying notes are an integral part of this balance sheet.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts) (Unaudited)

	Three Months Ended March 31,
	2006	2005
Operating revenue:
Oil production	$61,512	$64,631
Gas production	96,922	91,522

Total operating revenue	158,434	156,153

Operating expenses:
Lease operating expenses	34,876	27,924
Production taxes	4,217	2,427
Depreciation, depletion and amortization	65,571	62,021
Accretion expense	3,043	1,790
Salaries, general and administrative expenses	8,477	4,826
Incentive compensation expense	232	646

Total operating expenses	116,416	99,634

Income from operations	42,018	56,519

Other (income) expenses:
Interest	5,915	5,831
Other income	(922)	(589)

Total other expenses, net	4,993	5,242

Income before taxes	37,025	51,277

Provision for income taxes:
Current	—	—
Deferred	13,017	17,853

Total income taxes	13,017	17,853

Net income	$24,008	$33,424

Basic earnings per share	$0.88	$1.25
Diluted earnings per share	$0.88	$1.24

Average shares outstanding	27,169	26,730
Average shares outstanding assuming dilution	27,352	27,039

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$24,008	$33,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	65,571	62,021
Accretion expense	3,043	1,790
Provision for deferred income taxes	13,017	17,853
Stock compensation expense	1,379	—
Other non-cash items	200	541
Increase in accounts receivable	(20,397)	(14,006)
Decrease in other current assets	482	1,242
Increase in accounts payable	351	—
Increase (decrease) in other current liabilities	(6,351)	7,991
Other	3	123

Net cash provided by operating activities	81,306	110,979

Cash flows from investing activities:
Investment in oil and gas properties	(138,964)	(179,852)
Investment in fixed and other assets	(1,593)	(694)

Net cash used in investing activities	(140,557)	(180,546)

Cash flows from financing activities:
Proceeds from bank borrowings	—	76,000
Deferred financing costs	—	(137)
Proceeds from the exercise of stock options	1,631	5,014

Net cash provided by financing activities	1,631	80,877

Net increase (decrease) in cash and cash equivalents	(57,620)	11,310

Cash and cash equivalents, beginning of period	79,708	24,257

Cash and cash equivalents, end of period	$22,088	$35,567

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1— Interim Financial Statements

The condensed consolidated financial statements of Stone Energy Corporation and subsidiary as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited financial statements at that date. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with the explanatory note regarding restatement and management’s discussion and analysis of financial condition and results of operations, contained in our Annual Report on Form 10-K for the year ended December 31, 2005. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of future financial results.

Note 2—Earnings Per Share

Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period plus the weighted-average number of dilutive stock options and restricted stock granted to outside directors and employees. There were approximately 183,000 and 309,000 dilutive shares for the three months ended March 31, 2006 and 2005, respectively.

Stock options that were considered antidilutive because the exercise price of the option exceeded the average price of our stock for the applicable period totaled approximately 712,000 and 650,000 shares in the three months ended March 31, 2006 and 2005, respectively. During the three months ended March 31, 2006 and 2005, approximately 54,000 and 187,000 shares, respectively, were issued upon the exercise of stock options by employees and nonemployee directors and the awarding of employee bonus stock pursuant to the 2004 Amended and Restated Stock Incentive Plan.

Note 3—Hedging Activities

We enter into hedging transactions to secure a commodity price for a portion of future production that is acceptable at the time of the transaction. The primary objective of these activities is to reduce our exposure to the risk of declining oil and natural gas prices during the term of the hedge. We do not enter into hedging transactions for trading purposes. We currently utilize zero-premium collars for hedging purposes.

The following table illustrates our hedging positions as of March 31, 2006:

	Zero-Premium Collars
	Natural Gas			Oil
	Daily Volume (MMBtus/d)	Floor Price	Ceiling Price	Daily Volume (Bbls/d)	Floor Price	Ceiling Price
2006	10,000	$8.00	$14.28	3,000	$55.00	$76.40
2006	20,000	9.00	16.55	2,000	60.00	78.20
2006	20,000	10.00	16.40	—	—	—
2007	—	—	—	3,000	60.00	78.35

Under Statement of Financial Accounting Standards (“SFAS”) No. 133, the nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. If the instrument qualifies for hedge accounting treatment, it is recorded as either an asset or liability measured at fair value and subsequent changes in the derivative’s fair value are recognized in equity through other comprehensive income, to the extent the hedge is considered effective. Additionally, monthly settlements of effective hedges are reflected in revenue from oil and gas production. Instruments not qualifying for hedge accounting are recorded in the balance sheet at fair value and changes in fair value are recognized in earnings. Monthly settlements of ineffective hedges are recognized in earnings through derivative expense and are not reflected as revenue from oil and gas production.

During the three months ended March 31, 2006, we realized a net increase in gas revenue related to our effective zero-premium collars of $4.2 million. We realized a net decrease of $2.9 million in gas revenue related to swaps and a decrease of $0.4 million in oil revenue related to our zero-premium collars for the three months ended March 31, 2005.

Note 4—Long-Term Debt

Long-term debt consisted of the following:

	March 31, 2006	December 31, 2005
	(Unaudited)
	(In millions)
8 1/4% Senior Subordinated Notes due 2011	$200	$200
6 3/4% Senior Subordinated Notes due 2014	200	200
Bank debt	163	163

Total long-term debt	$563	$563

On March 28, 2006 the bank credit facility was amended whereby we granted a valid, perfected, first-priority lien in favor of the participating banks on the majority of our oil and gas properties. Borrowings outstanding at March 31, 2006 under our bank credit facility totaled $163.0 million, and letters of credit totaling $22.9 million have been issued under the facility. At March 31, 2006, we had $114.1 million of borrowings available under the credit facility and the weighted average interest rate was approximately 6.0%. On April 3, 2006 we borrowed an additional $35.0 million under the facility leaving $79.1 million of borrowings available under the facility. The borrowing base under the credit facility is re-determined periodically based on the bank group’s evaluation of our proved oil and gas reserves.

Note 5—Comprehensive Income

The following table illustrates the components of comprehensive income for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
	(In millions)
Net income	$24.0	$33.4
Other comprehensive income (loss), net of tax effect:
Adjustment for fair value accounting of derivatives	8.3	(11.1)

Comprehensive income	$32.3	$22.3

Note 6—Asset Retirement Obligations

During the first quarter of 2006 and 2005, we recognized non-cash expenses of $3.0 million and $1.8 million, respectively, related to the accretion of our asset retirement obligations. As of March 31, 2006, accretion expense represents the only change in our asset retirement obligations since December 31, 2005.

Note 7—Stock-Based Compensation

On December 16, 2004, the FASB issue SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) has become effective for us on January 1, 2006.

We have elected to adopt the requirements of SFAS No 123(R) using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. For the three months ended March 31, 2006 we incurred $2.5 million of stock-based compensation of which $1.4 million related to restricted stock issuances, $1.0 million related to stock option grants and $0.1 million related to employee bonus stock awards and of which a total of approximately $1.1 million was capitalized into Oil and Gas Properties. The net effect of the implementation of SFAS No. 123(R) on net income for the three months ended March 31, 2006 was immaterial.

For the three months ended March 31, 2005, if stock-based compensation expense had been determined consistent with the expense recognition provisions under SFAS No. 123, our net income, basic earnings per share and diluted earnings per share would have approximated the pro forma amounts below (in thousands of dollars, except per share amounts):

Net income	$33,424
Add: Stock-based compensation expense included in net income, net of tax	113
Less: Stock-based compensation expense using fair value method, net of tax	(577)

Pro forma net income	$32,960

Basic earnings per share	$1.25
Pro forma basic earnings per share	$1.23

Diluted earnings per share	$1.24
Pro forma diluted earnings per share	$1.22

Under our 2004 Amended and Restated Stock Incentive Plan (the “Plan”), we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the Plan provides that shares available under the Plan may be granted as restricted stock. Restricted stock typically vests over a three-year period. During the periods ended March 31, 2006 and 2005, we granted 15,000 stock options valued at $313,500 and 10,500 stock options valued at $192,695, respectively. Fair value for the three months ended March 31, 2006 and 2005 was determined using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Dividend yield	0.00%	0.00%
Expected volatility	36.59%	37.15%
Risk-free rate	4.58%	3.92%
Expected option life	6.0 years	6.0 years
Forfeiture rate	10.00%	0.00%

Expected volatility and expected option life are based on a historical average. The risk-free rate is based on quoted rates on zero-coupon Treasury Securities for terms consistent with the expected option life.

During the period ended March 31, 2006 we issued 26,850 shares of restricted stock valued at $1,275,000. The fair value of restricted shares is determined based on the average of the high and low prices on the issuance date and assumes a 5% forfeiture rate.

A summary of activity under the Plan during the three months ended March 31, 2006 is as follows:

	Number of Options	Wgtd. Avg. Exer. Price	Wgtd. Avg. Term	Aggregate Intrinsic Value
Options outstanding, beginning of period	1,902,062	$41.99
Granted	15,000	47.75
Exercised	(50,200)	32.49
Forfeited	(15,050)	38.31
Expired	—	—

Options outstanding, end of period	1,851,812	42.38	5.3 years	$4,075,349

Options exercisable, end of period	1,146,192	43.43	4.1 years	1,320,359

Options unvested, end of period	705,620	40.69	7.2 years	2,754,990

	Number of Restricted Shares	Wgtd. Avg. Fair Value Per Share
Restricted stock outstanding, beginning of period	344,038	$51.52
Issuances	26,850	47.48
Forfeitures	(7,800)	52.96

Restricted stock outstanding, end of period	363,088	51.19

The weighted average grant-date fair value of options granted during the three months ended March 31, 2006 was $20.90. The total intrinsic value of options exercised during the three months ended March 31, 2006 was $0.6 million. The weighted average issuance date fair value of restricted shares issued during the three months ended March 31, 2006 was $47.48.

As of March 31, 2006, there was $23.2 million of unrecognized compensation cost related to non-vested share-based compensation arrangements under the Plan. That cost is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 2.6 years.

Note 8—Subsequent Event

On April 23, 2006, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with Plains Exploration and Production Company (“PXP”) and Plains Acquisition Corporation, a wholly-owned subsidiary of PXP (“Plains Acquisition”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Plains Acquisition will merge with and into Stone in a stock-for-stock transaction in which Stone will become a wholly-owned subsidiary of PXP and each outstanding share of common stock of Stone will be converted into the right to receive 1.25 shares of PXP common stock. In connection with the closing of the transaction, PXP will issue approximately 34.5 million shares to Stone stockholders and assume the debt of Stone. The closing of the transaction is anticipated to be completed in the third quarter of 2006.

The Merger Agreement has been approved by the boards of directors of both Stone and PXP. The Merger is subject to Stone’s stockholders approving the Merger and to PXP’s stockholders approving the issuance of shares of PXP stock to be used as merger consideration, and other customary closing conditions.

Stone and PXP have each agreed to certain covenants in the Merger Agreement. Among other covenants, Stone has agreed, subject to certain exceptions to permit Stone’s board of directors to comply with its fiduciary duties, not to solicit, negotiate, provide information in furtherance of, approve, recommend or enter into a Target Acquisition Proposal (as defined in the Merger Agreement).

Note 9—Commitments and Contingencies

On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue (“LDR”) in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640,000, plus accrued interest of $352,000 (calculated through December 15, 2004), for the franchise year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274,000, plus accrued interest of $159,000 (calculated through December 15, 2004), for the franchise years 1999, 2000 and 2001. Further, on December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2.6 million plus accrued interest calculated through December 15, 2005 in the amount of $1.2 million. These assessments all relate to the LDR’s assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The Company disagrees with these contentions and intends to vigorously defend itself against these claims.

Stone has received notice that the staff of the SEC is conducting an informal inquiry into the revision of Stone’s proved reserves and the financial statement restatement. In addition, Stone has received an inquiry from the Philadelphia Stock Exchange investigating matters including trading prior to Stone’s October 6, 2005 announcement. Stone intends to cooperate fully with both inquiries.

On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana against Stone, David H. Welch, Kenneth H. Beer, D. Peter Canty and James H. Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints assert a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contend that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone’s financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company’s proved reserves, assets and future net cash flows were materially overstated at all relevant times. On March 17, 2006, these purported class actions were consolidated under the caption In re: Stone Energy Corporation Securities Litigation (Docket No. 05-cv-02088), with El Paso Firemen & Policemen’s Pension Fund designated as lead plaintiff. In addition, on or about December 16, 2005, Robert Farer filed a complaint in the United States District Court for the Western District of Louisiana alleging claims derivatively on behalf of Stone, and three similar complaints were filed soon thereafter in federal and state court; the complaint filed in the state court action in Lafayette Parish, 15th Judicial Court, No. 2005-0505, was recently amended to include a prayer to enjoin the directors from proceeding with a merger agreement with Plains to the extent it includes protections or payoffs to defendants and also to enjoin the merger unless and until a procedure or process, such as an auction, is adopted and implemented to obtain the highest possible price for the Company. Stone is named as a nominal defendant, and certain current and former officers and directors are named as defendants in these actions, which allege breaches of the fiduciary duties owed to Stone, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, and violations of the Sarbanes-Oxley Act of 2002. Stone intends to vigorously defend these lawsuits.

Stone’s Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of Delaware (Stone’s state of incorporation), for indemnification of and advancement of defense costs to Stone’s current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

ANNEX A

Execution Copy

AGREEMENT AND PLAN OF MERGER

By and Among

PLAINS EXPLORATION & PRODUCTION COMPANY,

PLAINS ACQUISITION CORPORATION

and

STONE ENERGY CORPORATION

Dated as of April 23, 2006

ARTICLE I THE MERGER	1
1.1 The Merger	1
1.2 Effective Time of the Merger	1
1.3 Tax Treatment	2

ARTICLE II THE SURVIVING ENTITY	2
2.1 Certificate of Incorporation	2
2.2 Bylaws	2
2.3 Directors and Officers	2

ARTICLE III CONVERSION OF SHARES	2
3.1 Conversion of Capital Stock	2
3.2 Surrender and Payment	3
3.3 Stock Options; Restricted Stock	5
3.4 No Fractional Shares	5
3.5 Closing	5

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF TARGET	6
4.1 Organization and Qualification	6
4.2 Capitalization	7
4.3 Authority; Validity of Agreement	7
4.4 Consents and Approvals; No Violation	8
4.5 Target SEC Reports	9
4.6 Financial Statements	10
4.7 Absence of Undisclosed Liabilities	10
4.8 Absence of Certain Changes	10
4.9 Taxes	10
4.10 Litigation	12
4.11 Employee Benefit Plans; ERISA	13
4.12 Environmental Liability	14
4.13 Compliance with Applicable Laws	15
4.14 Insurance	16
4.15 Labor Matters; Employees	16
4.16 Reserve Reports	17
4.17 Permits	18
4.18 Material Contracts	18
4.19 Required Stockholder Vote	19
4.20 Proxy/Prospectus; Registration Statement	19
4.21 Intellectual Property	19
4.22 Hedging	20
4.23 Brokers	20
4.24 Tax-Free Reorganization	20
4.25 Fairness Opinion; Board Approval	20
4.26 Takeover Laws	20

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	21
5.1 Organization and Qualification	21
5.2 Capitalization	22
5.3 Authority	23
5.4 Consents and Approvals; No Violation	23
5.5 Parent SEC Reports	24
5.6 Parent Financial Statements	25

i

5.7 Absence of Undisclosed Liabilities	25
5.8 Absence of Certain Changes	25
5.9 Taxes	26
5.10 Litigation	27
5.11 Employee Benefit Plans; ERISA	28
5.12 Environmental Liability	29
5.13 Compliance with Applicable Laws	30
5.14 Insurance	30
5.15 Labor Matters; Employees	31
5.16 Reserve Reports	31
5.17 Permits	32
5.18 Required Stockholder Vote or Consent	32
5.19 Proxy/Prospectus; Registration Statement	32
5.20 Intellectual Property	32
5.21 Hedging	33
5.22 Brokers	33
5.23 Tax Matters	33
5.24 Fairness Opinion; Board Approval	33

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER	33
6.1 Conduct of Business by Target Pending the Merger	33
6.2 Conduct of Business by Parent Pending the Merger	36

ARTICLE VII ADDITIONAL AGREEMENTS	37
7.1 Access and Information	37
7.2 Acquisition Proposals	38
7.3 Directors’ and Officers’ Indemnification and Insurance	39
7.4 Further Assurances	40
7.5 Expenses	41
7.6 Cooperation	41
7.7 Publicity	41
7.8 Additional Actions	41
7.9 Filings	41
7.10 Consents	42
7.11 Employee Matters; Benefit Plans	42
7.12 Parent Rights Plan	43
7.13 Stockholders’ Meetings	43
7.14 Preparation of the Proxy/Prospectus and Registration Statement	44
7.15 Stock Exchange Listing	45
7.16 Notice of Certain Events	45
7.17 Site Inspections	46
7.18 Affiliate Agreements; Tax Treatment	46
7.19 Indenture Matters	47
7.20 Stockholder Litigation	47
7.21 Additional Voting Agreements	47

ARTICLE VIII	48

CONDITIONS TO CONSUMMATION OF THE MERGER	48
8.1 Conditions to the Obligation of Each Party	48
8.2 Conditions to the Obligations of Parent	48
8.3 Conditions to the Obligations of Target	49

ii

ARTICLE IX SURVIVAL	50
9.1 Survival of Representations and Warranties	50
9.2 Survival of Covenants and Agreements	50

ARTICLE X TERMINATION, AMENDMENT AND WAIVER	50
10.1 Termination	50
10.2 Effect of Termination	52

ARTICLE XI MISCELLANEOUS	53
11.1 Notices	53
11.2 Severability	54
11.3 Assignment	54
11.4 Interpretation	54
11.5 Counterparts	54
11.6 Entire Agreement	54
11.7 Governing Law	55
11.8 Submission to Jurisdiction	55
11.9 Attorneys’ Fees	55
11.10 No Third Party Beneficiaries	55
11.11 Disclosure Letters	55
11.12 Amendments and Supplements	55
11.13 Extensions, Waivers, Etc.	55

iii

INDEX OF DEFINED TERMS

Term	Section
Agreement	Preamble
Aggregate Cost Overrun	6.1	(j)
Ancillary Agreements	4.3
Assessment	7.17
Audit	4.9	(f)
Business Employee	7.11
Certificate of Merger	1.2
Closing	3.5
Closing Date	3.5
Code	Preamble
Common Conversion Consideration	3.1	(b)
Confidentiality Agreement	7.1
Common Conversion Consideration Value	3.3	(a)(i)
Customary Post-Closing Consents	4.4	(b)
D&O Insurance	7.3	(c)
de minimis Shares	3.1	(b)
DGCL	1.1
Effective Time	1.2
Enforceability Exception	4.3
Environmental Laws	4.12	(a)
ERISA	4.11	(a)
Exchange Act	4.4	(b)
Exchange Agent	3.2	(a)
Exchange Fund	3.2	(a)
Exchange Instructions	3.2	(b)
Exchange Ratio	3.1	(b)
Expenses	7.5	(b)
GAAP	4.6
Governmental Authority	3.2	(c)
Hazardous Substances	4.12	(b)
HSR Act	4.4	(b)
Hydrocarbons	4.16	(a)
Indemnified Liabilities	7.3	(a)
Indemnified Party	7.3	(a)
Inspected Party	7.17
Inspecting Party	7.17
Intellectual Property	4.21
Liens	4.2	(b)
Market Price	3.3	(a)(i)
Merger	Preamble
Merger Consideration	3.1	(b)
Merger Sub	Preamble
Oil and Gas Interests	4.16	(a)
Parent	Preamble
Parent Benefit Plans	5.11	(a)
Parent Common Shares	3.1	(b)
Parent Disclosure Letter	5.1	(a)
Parent Engagement Letters	5.22
Parent ERISA Affiliate	5.11	(a)
Parent Material Adverse Effect	5.1	(c)
Parent Parties	Preamble

Term	Section
Parent Reserve Report	5.16	(a)
Parent SEC Reports	5.5	(a)
Parent Special Meeting	7.13	(b)
Parent Stockholders’ Approval	5.18
Parent Tax Certificate	8.3	(c)
PBGC	4.11	(b)
PCBs	4.12	(e)
Permits	4.17
Person	3.2	(c)
proceeding	7.3	(a)
Proxy/Prospectus	4.20
Record Date	4.19
Registration Statement	4.20
Sarbanes-Oxley Act	4.5	(b)
SEC	4.5	(a)
Securities Act	4.4	(b)
Stock Certificate	3.1	(b)
Subsidiary	4.1	(c)
Surviving Entity	1.1
Target	Preamble
Target Acquisition Proposal	7.2
Target Benefit Plans	4.11	(a)
Target Breach	10.1	(d)
Target Common Shares	3.1	(a)
Target Disclosure Letter	4.1	(a)
Target Employee Agreement	4.11	(a)
Target Employees	4.11	(e)
Target Engagement Letters	4.23
Target ERISA Affiliate	4.11	(a)
Target Material Adverse Effect	4.1	(c)
Target Material Contracts	4.18	(a)
Target Reserve Report	4.16	(a)
Target Restricted Stock	3.3	(b)
Target Rights	6.1	(q)
Target Rights Agreement	6.1	(q)
Target SEC Reports	4.5	(a)
Target Severance Policy	4.11	(e)
Target Special Meeting	7.13	(a)
Target Stock Options	3.3	(a)(i)
Target Stockholders’ Approval	4.19
Target Superior Proposal	10.1	(h)
Target Tax Certificate	8.2	(c)
Target Termination Fee	10.2	(b)
Tax Authority	4.9	(f)
Tax Returns	4.9	(f)
Taxes	4.9	(f)
Termination Date	10.1	(b)
Transactions	3.5
Voting Agreements	Preamble
WARN Act	4.15	(b)
2001 Indenture	7.19
2004 Indenture	7.19

iv

Exhibits
7.18	Affiliate Agreement
8.2(c)	Target Tax Certificate
8.3(c)	Parent and Merger Sub Tax Certificate

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated April 23, 2006, by and among Plains Exploration & Production Company, a Delaware corporation (“Parent”), Plains Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Stone Energy Corporation, a Delaware corporation (“Target”).

WHEREAS, the respective Boards of Directors of the Parent and Target deem it advisable and in the best interests of their respective corporations and stockholders that Merger Sub merge with and into Target (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Agreement and the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) with the approval of Target’s Board of Directors, Parent has entered into voting agreements with each of Raymond B. Gary, David R. Voelker, Peter K. Barker, B. J. Duplantis, Richard A. Pattarozzi, James H. Stone and David H. Welch under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein, and (ii) with the approval of Parent’s Board of Directors, Target has entered into voting agreements with each of James C. Flores, Alan R. Buckwalter, III, Tom H. Delimitros, Robert L. Gerry III and John H. Lollar, under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Voting Agreements”); and

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time Merger Sub shall merge with and into Target and the separate existence of Merger Sub shall thereupon cease and Target shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as a wholly-owned subsidiary of Parent. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law (the “DGCL”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and Target.

1.2 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date of filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of Delaware in accordance with the DGCL (the “Certificate of Merger”), and (ii) at such later time as the parties shall agree and set forth in such Certificate of Merger. The filing of the Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.5.

1.3 Tax Treatment. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code, and this Agreement shall constitute a plan of reorganization within the meaning of Treasury regulation section 1.368-2(g).

ARTICLE II

THE SURVIVING ENTITY

2.1 Certificate of Incorporation. The Certificate of Incorporation of Target in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL.

2.2 Bylaws. The bylaws of Target as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Surviving Entity’s Certificate of Incorporation and bylaws and the DGCL.

2.3 Directors and Officers. At and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers, respectively, of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Certificate of Incorporation and bylaws and the DGCL.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a) All shares of Common Stock of Target, par value $.01 (“Target Common Shares”), that are held in Target’s treasury shall be canceled and cease to exist and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b) Subject to Section 3.4, each issued and outstanding Target Common Share (other than Target Common Shares treated in accordance with Section 3.1(a)) shall be converted into the right to receive 1.25 shares (the “Exchange Ratio”) of common stock, par value $.01 per share, of Parent (the “Parent Common Shares” and the Parent Common Shares to be issued per Target Common Shares being herein referred to as the “Common Conversion Consideration”). All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate (“Stock Certificate”) that, immediately prior to the Effective Time represented such Target Common Shares shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Common Stock Certificate in accordance with Section 3.2: (A) the Common Conversion Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional Parent Common Shares under Section 3.4 (the “de minimis Shares”), in each case without interest (collectively, the “Merger Consideration”). Notwithstanding the foregoing, if between the date hereof and the Effective Time the Parent Common Shares or Target Common Shares are changed into a different number of shares or a different class, because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio and, with respect to the changes in the outstanding Target Common Shares, the Cash Consideration, shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(c) Each share of common stock, par value $.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Surviving Entity, and such converted shares, collectively, will represent all of the issued and outstanding equity of the Surviving Entity.

(d) The Merger shall not affect any Parent Common Share issued and outstanding immediately prior to the Effective Time.

(e) No dividends or other distributions declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any un-surrendered Stock Certificate with respect to the applicable Merger Consideration represented thereby until the holder of record of such Stock Certificate has surrendered such Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including escheat and abandoned property laws), following surrender of any such Stock Certificate, the record holder of the certificate or certificates representing the Merger Consideration issued in exchange therefor shall be paid without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to the Merger Consideration has not occurred prior to the surrender of such Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender of such Stock Certificate and a payment date subsequent to the surrender of such Stock Certificate.

(f) All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Target Common Shares formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Entity of Target Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article III.

3.2 Surrender and Payment.

(a) Parent shall authorize one or more transfer agent(s) reasonably acceptable to Target to act as Exchange Agent hereunder (the “Exchange Agent”) with respect to the Merger. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent for the benefit of the holders of Target Common Shares, for exchange in accordance with this Section 3.2 through the Exchange Agent, the aggregate amount of Merger Consideration payable in connection with the Merger (collectively, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of Stock Certificates a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title with respect to the Stock Certificates shall pass, only upon proper delivery of the Stock Certificates to the Exchange Agent, and which shall be in a form reasonably acceptable to Target), and instructions for use in effecting the surrender of Stock Certificates for payment therefor in accordance herewith (together, the “Exchange Instructions”).

(c) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of Target Common Shares represented by the Stock Certificate(s) surrendered in exchange therefor, no such issuance or payment shall be made unless (i) the Stock Certificate(s) so surrendered have been properly endorsed or otherwise are in proper form for transfer and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or established to the Exchange Agent’s satisfaction that such tax has been paid or is not applicable. For this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any governmental or regulatory authority or agency (a “Governmental Authority”).

(d) Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent, as a general creditor thereof, to exchange such Stock Certificates or to pay amounts to which such holder is entitled pursuant to Section 3.1. If outstanding Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Merger Consideration issuable or payable upon the surrender of such Stock Certificates would otherwise escheat to or become the property of any governmental unit or agency), the Merger Consideration issuable or payable upon the surrender of such Stock Certificates shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Target or the Surviving Entity shall be liable to any holder of Stock Certificates for any amount paid, or Merger Consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e) If any Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate is lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

3.3 Stock Options; Restricted Stock.

(a) Target Options.

(i) Prior to the Effective Time, Target shall cause all stock options (“Target Stock Options”) issued pursuant to the Target Benefit Plans listed on Section 4.11(a)(1) of the Target Disclosure Letter to be vested and shall cancel such Target Stock Options immediately prior to the Effective Time for consideration equal to the difference between (1) the product of (I) Common Conversion Consideration Value times (II) the number of Target Common Shares issuable upon exercise of such Target Stock Option minus (2) the aggregate exercise price of such Stock Option, and if such Target Stock Options are not exercised prior to the Effective Time, such options shall terminate as of the Effective Time. “Common Conversion Consideration Value” shall mean the product of (I) Common Conversion Consideration and (II) the Market Price. “Market Price” means the average of the closing prices of a Parent Common Share on the New York Stock Exchange, as reported in The Wall Street Journal, for the 5 consecutive trading days immediately preceding the third trading day before the Closing.

(ii) Target shall use its reasonable best efforts to cause its Board of Directors or any committee thereof responsible for the administration of Target’s option plans to take any and all action necessary to effectuate the matters described in this Section 3.3(a) on or before the Effective Time.

(b) Restricted Stock. At the Effective Time, all remaining restrictions with respect to the Target Restricted Stock shall expire and the Target Restricted Stock shall be treated as Target Common Shares in accordance with Section 3.1(b). “Target Restricted Stock” means the shares of Target restricted stock issued pursuant to the Target Benefit Plans.

(c) Taxes and Interest. Any amounts payable pursuant to this Section 3.3 shall be subject to any required withholding of taxes and shall be paid without interest.

3.4 No Fractional Shares. No de minimis Shares shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. All holders of de minimis Shares shall be entitled to receive, in lieu thereof, an amount in cash equal to such fraction times the Common Conversion Consideration Value.

3.5 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived on the Closing Date), at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana Street, 44th Floor, Houston, Texas 77002 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to the Parent Parties as follows:

4.1 Organization and Qualification.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Letter”), which include each jurisdiction in which the character of Target’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Target Material Adverse Effect (as defined below). Target has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Target has made available to Parent a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Target’s certificate of incorporation and bylaws as made available are in full force and effect. Target is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

(b) Target’s only Subsidiary is a Delaware limited liability company which has only nominal assets and liabilities and which conducts no activities or business.

(c) For purposes of this Agreement, (i) a “Target Material Adverse Effect” means any event, circumstance, condition, development or occurrence (including, without limitation, except as set forth in Section 4.1(c) of the Target Disclosure Letter, any ruling, decision or determination by a Governmental Authority (including a court, jury, arbitrator or other similar authority), development or occurrence in connection with or relating to Target’s reserves revisions and related financial restatements (including the investigation by the SEC or other claims or actions related to such reserves revisions and related financial restatements)) causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Target and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute or be taken into account in determining a Target Material Adverse Effect: any event, circumstance, change or effect that results from (A) changes affecting the economy generally, (B) changes in the market price of oil or natural gas, (C) the public announcement or pending nature of the Transactions, (D) compliance with the terms of this Agreement, or (E) change in the price of the Target Common Shares or the Parent Common Shares; and (ii) “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

4.2 Capitalization. (a) The authorized capital stock of Target consists of 100,000,000 Target Common Shares and 5,000,000 shares of preferred stock of Target, par value $.01 per share. As of the date hereof, Target has (i) 27,611,889 Target Common Shares issued and outstanding (including 347,082 shares of restricted stock), (ii) no shares of preferred stock outstanding, (iii) 1,802,062 stock options to acquire Target Common Shares outstanding under any stock option plans or agreements of Target and (iv) 22,382 Target Common Shares in treasury. There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote with Target’s stockholders, whether together or as a separate class, on any matters on which Target’s stockholders may vote. All of the outstanding Target Common Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above in this Section 4.2(a) or in Section 4.2(a)

of the Target Disclosure Letter, and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Target to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. There are no agreements, arrangements or other understandings to which Target is a party with respect to the right to vote any shares of capital stock of Target.

(b) Except as set forth in Section 4.2(b) of the Target Disclosure Letter, Target is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Target Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Target Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Target Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Target or any Target Subsidiary is or may be bound to issue additional shares of capital stock of any Target Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. Except as set forth in Section 4.2(b) of the Target Disclosure Letter, all of such shares Target owns are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, “Liens”).

4.3 Authority; Validity of Agreement. Target has full corporate power and authority to execute and deliver this Agreement and any ancillary agreements to which Target is or will be a party (the “Ancillary Agreements”) and, subject to obtaining the Target Stockholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Stockholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the Transactions and the performance by Target of its obligations hereunder will not:

(a) subject to receipt of the Target Stockholders’ Approval, conflict with any provision of the certificate of incorporation or bylaws, as amended, of Target or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b) subject to obtaining the Target Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state laws relating to takeovers, if applicable, state securities or blue sky laws, except as set forth in Section 4.4(b) of the Target Disclosure Letter and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby (“Customary Post-Closing Consents”) or (ii) except as set forth in Section 4.4(b) of the Target Disclosure Letter, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c) except as set forth in Section 4.4(c) of the Target Disclosure Letter, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Target, or any of its Subsidiaries, is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Target or any of its Subsidiaries;

(e) result in the creation of any Liens upon any shares of capital stock or material properties or assets of Target or any of its Subsidiaries under any agreement or instrument to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets is bound; or

(f) result in any holder of any securities of Target being entitled to appraisal, dissenters’ or similar rights.

4.5 Target SEC Reports.

(a) Target has filed with the Securities and Exchange Commission (the “SEC”), and has heretofore made available to Parent true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed by it with the SEC since January 1, 2006 under the Securities Act or the Exchange Act (collectively, the “Target SEC Reports”). As of the respective dates the Target SEC Reports were filed or, if any Target SEC Reports were amended, as of the date such amendment was filed, each Target SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b) The chief executive officer and chief financial officer of Target have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Target nor its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Except as set forth in Section 4.5(b) of the Target Disclosure Letter, Target maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Target and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Target’s SEC filings and other public disclosure and Target is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange.

4.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included (or incorporated by reference) in the Target SEC Reports has been prepared from, and is in accordance with, the books and records of Target and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly presents, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Target and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Target and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

4.7 Absence of Undisclosed Liabilities. As of the date hereof, except (a) as specifically disclosed in the Target SEC Reports filed and publicly available prior to the date hereof and as set forth in Section 4.7 of the Target Disclosure Letter and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2005, neither Target nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would (individually or in the aggregate) have a Target Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Target and its Subsidiaries or the notes thereto which are not reflected.

4.8 Absence of Certain Changes. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof, as set forth in Section 4.8 of the Target Disclosure Letter or as contemplated by this Agreement, since December 31, 2005 (a) Target and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Target Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Target, or any repurchase, redemption or other acquisition by Target or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Target or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Target or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Target or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Target.

4.9 Taxes. Except as otherwise disclosed in Section 4.9 of the Target Disclosure Letter and for matters that would not (individually or in the aggregate) have a Target Material Adverse Effect:

(a) Target and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns (as defined below) required by applicable law to be filed by any of them prior to or as of the Closing Date. As of the time of filing, the foregoing Tax Returns correctly reflected the material facts regarding the income, business, assets, operations, activities, status, or other matters of Target or any other information required to be shown thereon.

(b) Target and each of its Subsidiaries have paid (or have had paid on their behalf) all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date. Target and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) No Audit (as defined below) by a Tax Authority (as defined below) is pending or to the knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Target or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or to the knowledge of Target, threatened, against Target or any of its Subsidiaries. There are no liens for Taxes upon the assets of Target or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

(d) Neither Target nor any of its Subsidiaries has given any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, in either case which will be outstanding as of the Closing Date.

(e) Prior to the date hereof, Target and its Subsidiaries have disclosed and provided or made available true and complete copies to Parent of, all material Tax sharing, Tax indemnity, or similar agreements to which Target or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes under.

(f) In this Agreement, (i) “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) “Taxes” means all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes; and (iv) “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(g) Except for the group of which Target is currently a member, Target has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

(h) Target has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(i) None of the Target or any of its Subsidiaries has a liability for Taxes of any Person (other than Target and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j) Neither Target nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(k) After consultation with counsel, Target is aware of no facts which would prevent its counsel from rendering the opinion set forth in Section 8.3(d).

(l) None of Target or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; or (iii) open transaction disposition made on or prior to the Closing Date.

(m) Neither Target nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law).

4.10 Litigation. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Letter and for matters that would not have a Target Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Target’s knowledge, threatened against or directly affecting Target, any Subsidiary of Target or any of the directors or officers of Target or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Target Material Adverse Effect, if adversely determined. Neither Target nor any of its Subsidiaries, nor any officer, director or employee of Target or any of its Subsidiaries has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target or such Subsidiary nor, to the knowledge of Target, is Target, any Subsidiary of Target or any officer, director or employee of Target or any of its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Letter, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Target or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

4.11 Employee Benefit Plans; ERISA.

(a) Section 4.11(a)(1) of the Target Disclosure Letter contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), sponsored, maintained or contributed to by Target or any trade or business, whether or not incorporated, which together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) within six years prior to the Effective Time (“Target Benefit Plans”), and Section 4.11(a)(2) of the Target Disclosure Letter lists each individual employment, severance or similar agreement with respect to which Target or any Target ERISA Affiliate has any current or future obligation or liability other than the Target Severance Policy (as defined below) (“Target Employee Agreement”).

(b) With respect to each Target Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Target, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Target Material Adverse Effect; (iii) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Target Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Target or any Target ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Target Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412) except for failures that are not reasonably expected to result in a Target Material Adverse Effect; (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. Except as set forth in Section 4.11(d) of the Target Disclosure Letter with respect to payments subject to Section 280G of the Code, all contributions made or required to be made under any Target Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Target or a Target ERISA Affiliate.

(c) No Target Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Target or a Target ERISA Affiliate in connection with which Target could be subject to any liability, lien or encumbrance with respect to any Target Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Target ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d) Except as set forth in Section 4.11(d) of the Target Disclosure Letter, no present or former employees of Target or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Target under Sections 4999 and 280G of the Code, respectively.

(e) Target has previously provided to Parent a list of Target’s employees as of the date hereof (the “Target Employees”). Attached as Section 4.11(e) of the Target Disclosure Letter is Target’s severance policy and any other plan, policy or program providing severance benefits (collectively, the “Target Severance Policy”), and a list of Target Employees with written employment agreements or written letter agreements.

4.12 Environmental Liability. Except as set forth in Section 4.12 of the Target Disclosure Letter or as could not (individually or in the aggregate) reasonably be expected to result in liabilities that have a Target Material Adverse Effect:

(a) The businesses of Target and its Subsidiaries have been and are operated in material compliance with all applicable federal, state and local statutes, ordinances, restrictions, licenses, rules, orders, regulations, permit conditions, injunctive obligations, standards, and legal requirements relating to the protection of the environment and human health, including the common law and the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, “Environmental Laws”).

(b) Neither Target nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law (together, “Hazardous Substances”), except in material compliance with all Environmental Laws, and, to Target’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Target for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c) Neither Target nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Target, any other communication alleging or concerning any material violation by Target or any of its Subsidiaries of, or responsibility or liability of Target or any of its

Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Target and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the businesses of Target and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Target does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, (i) to Target’s knowledge, all offsite locations where Target or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Target or any of its Subsidiaries except in material compliance with Environmental Laws.

(f) No claims have been asserted or, to Target’s knowledge, threatened to be asserted against Target or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Target or its Subsidiaries.

4.13 Compliance with Applicable Laws.

(a) Target and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Target nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except as set forth in Section 4.13(a) of the Target Disclosure Letter and for possible violations that either individually or in the aggregate have not resulted and would not result in a Target Material Adverse Effect; provided, however, no representation or warranty in this Section 4.13 is made with respect to Environmental Laws, which are covered exclusively in Section 4.12.

(b) Neither Target, any Subsidiary of Target, nor, to the knowledge of Target, any director, officer, agent, employee or other person acting on behalf of Target or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

4.14 Insurance. Section 4.14 of the Target Disclosure Letter lists each insurance policy of Target and its Subsidiaries currently in effect. Target has made available to Parent a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Target, any of its Subsidiaries or, to Target’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Target Material Adverse Effect. Section 4.14 of the Target Disclosure Letter describes any self-insurance arrangements affecting Target or its Subsidiaries.

4.15 Labor Matters; Employees.

(a) Except as set forth in Section 4.15 of the Target Disclosure Letter, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Target, threatened against or affecting Target or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Target or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Target or any of its Subsidiaries, (iii) none of the employees of Target or any of its Subsidiaries are represented by any labor organization and none of Target or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Target or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Target and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Target or any of its Subsidiaries pending or, to the knowledge of Target, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Target or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Target or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), none of Target or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Target or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Target or any of its Subsidiaries, nor has Target or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Target Material Adverse Effect.

4.16 Reserve Reports.

(a) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Target or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Target or its Subsidiaries) supplied to Netherland, Sewell & Associates, Inc., Ryder Scott Company, L.P., and Cawley, Gillespie & Associates, Inc., by or on behalf of Target and its Subsidiaries that was material to such firms’ estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Target in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Target and its Subsidiaries as of December 31, 2005 and prepared by such engineering firms (collectively, the “Target Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Target Reserve Report) to Target’s knowledge accurate in all material respects and Target has no knowledge of any material errors in such information that existed at the time of such issuance. For purposes of this Agreement, “Oil and Gas Interests” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Target Reserve Report that would have a Target Material Adverse Effect.

(b) Set forth in Section 4.16(b) of the Target Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Target Reserve Report that have been disposed of prior to the date hereof.

4.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Target and its Subsidiaries will hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities (“Permits”) required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Target Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 4.12.

4.18 Material Contracts.

(a) Set forth in Section 4.18(a) of the Target Disclosure Letter or listed as an exhibit to Target’s Annual Report on Form 10-K for the year ended December 31, 2005 or to any other Target SEC Report filed and publicly available between December 31, 2005 and the date hereof is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Target or any of its Subsidiaries is subject that is currently in effect and is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by Target (collectively, the “Target Material Contracts”).

(b) Except as set forth in Section 4.18(a) or 4.18(b) of the Target Disclosure Letter or the Target SEC Reports filed and publicly available prior to the date hereof, the Oil and Gas Interests of Target and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, (A) all Target Material Contracts are the valid and legally binding obligations of Target and, to the knowledge of Target, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Target is not in material breach or default with respect to, and to the knowledge of Target, no other party to any Target Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Target Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) except as set forth in the Target SEC Reports filed and publicly available prior to the date hereof no Target Material Contract contains any provision that prevents Target or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Target and its Subsidiaries in accordance with historical practices.

(c) As of the date hereof, except as set forth in Section 4.18(c) of the Target Disclosure Letter, with respect to authorizations for expenditure executed after December 31, 2005, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that Target or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Target or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

(d) Except as set forth in Section 4.18(d) of the Target Disclosure Letter, there are no provisions applicable to the Oil and Gas Interests of Target and its Subsidiaries which increase the royalty percentage of the lessor thereunder.

4.19 Required Stockholder Vote. The affirmative vote of the holders of a majority of the Target Common Shares outstanding as of the record date (the “Record Date”) for the Target Special Meeting (the “Target Stockholders’ Approval”) is the only vote required of the holders of any class or series of Target’s capital stock that shall be necessary to adopt this Agreement and to consummate the Transactions.

4.20 Proxy/Prospectus; Registration Statement. None of the information to be supplied by Target for inclusion in (a) the joint proxy statement relating to the Target Special Meeting and the Parent Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Shares into which Target Common Shares will be converted) (the “Proxy/Prospectus”), to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target and Parent stockholders, at the time of the Target Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.21 Intellectual Property. Target or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs (“Intellectual Property”) currently used in the conduct of the business of Target and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Target Material Adverse Effect. No Person has notified either Target or any of its Subsidiaries in writing and Target does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Target and its Subsidiaries that could have a Target Material Adverse Effect, and, to Target’s knowledge, no Person is infringing on any right of Target or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Target’s knowledge, threatened that Target or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

4.22 Hedging. Section 4.22 of the Target Disclosure Letter sets forth for the periods shown all obligations of Target and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Target or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 4.22 of the Target Disclosure Letter, as of the date hereof, neither Target nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

4.23 Brokers. No broker, finder or investment banker (other than Jeffries & Company, Inc., the fees and expenses of which will be paid by Target) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Target or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Randall and Dewey, a division of Jefferies & Company, Inc. (the “Target Engagement Letters”), have been provided to Parent.

4.24 Tax-Free Reorganization. Neither Target nor, to the knowledge of Target, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

4.25 Fairness Opinion; Board Approval.

(a) Target’s Board of Directors has received a written opinion from Jefferies & Company, Inc. to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Target Common Shares other than Parent and its affiliates. True and complete copies of such opinion have been given to Parent.

(b) Target’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the stockholders of Target, (ii) approved this Agreement and the Transactions, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of Target.

4.26 Takeover Laws. Target and Target’s Board of Directors have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes, laws or regulations of any state, including the State of Delaware and Section 203 of the DGCL, or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Target, is, or at the Effective Time will be, applicable to Target, Parent, Merger Sub, Target Common Shares, the Voting Agreements, this Agreement or the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to Target as follows:

5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation or limited liability company, as the case may be, and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered by Parent to Target contemporaneously with the execution hereof (the “Parent Disclosure Letter”), which include each jurisdiction in which the character of Parent’s or Merger Sub’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect (as defined below). Each Parent Party has all requisite corporate or limited liability company power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Each Parent Party has made available to Target a complete and correct copy of its certificate of incorporation and bylaws or certificate of formation and limited liability company agreement, as the case may be, each as amended to date, and Parent’s and Merger Sub’s certificate of incorporation and bylaws or certificate of formation and limited liability company agreement, as the case may be, as made available are in full force and effect. Neither Parent nor Merger Sub is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws or certificate of formation or limited liability company agreement, as the case may be. Merger Sub is a direct, wholly owned subsidiary of Parent formed solely for the purpose of effecting the Merger and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

(b) Section 5.1(b) of the Parent Disclosure Letter lists the name and jurisdiction of organization of each Subsidiary of Parent (other than Merger Sub) and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Parent’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 5.1(b) of the Parent Disclosure Letter, which includes each jurisdiction in which the character of such Subsidiary’s properties or the nature of its business makes such qualification necessary, except jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect. Each of Parent’s Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Parent has made available to Target a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Parent’s Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so made available are in full force and effect. No Subsidiary of Parent is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Parent’s Subsidiaries, Parent does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

(c) For this Agreement, a “Parent Material Adverse Effect” means any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Parent and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute or be taken into account in determining a Parent Material Adverse Effect: any event, circumstance, change or effect that results from (i) changes affecting the economy generally, (ii) changes in the market price of oil or natural gas, (iii) the public announcement or pending nature of the Transactions, (iv) compliance with the terms of this Agreement, or (v) change in the price of the Target Common Shares or the Parent Common Shares.

5.2 Capitalization.

(a) The authorized capital stock of Parent consists of 150,000,000 Parent Common Shares, and 5,000,000 shares of preferred stock of Parent, par value $.01 per share. As of the date hereof, Parent has (i) 78,735,390 Parent Common Shares issued and outstanding (including any shares of restricted stock), (ii) no Parent Common Shares in treasury, (iii) no shares of preferred stock outstanding (iv) no more than 141,978 stock options to acquire Parent Common Shares under any stock option plans or agreements of Parent, (v) no more than 2,802,082 stock appreciation rights of Parent, and (vi) no more than 2,020,366 restricted stock units of Parent. All the outstanding Parent Common Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above in this Section 5.2(a) or in Section 5.2(a) of the Parent Disclosure Letter and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Parent to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. There are no agreements, arrangements or other understandings to which Parent is a party with respect to the right to vote any shares of capital stock of Parent.

(b) Except as set forth in Section 5.2(b) of the Parent Disclosure Letter, Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Parent Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Parent Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Parent Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Parent or any Parent Subsidiary is or may be bound to issue additional shares of capital stock of any Parent Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. Except as set forth in Section 5.2(b) of the Parent Disclosure Letter, all of such shares so owned by Parent are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

5.3 Authority. Each of Parent and Merger Sub has full corporate or limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and, subject to obtaining the Parent Stockholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation of the Transactions have been duly and validly authorized by Parent’s Board of Directors and Merger Sub’s board of managers, and no other corporate proceedings on the part of either Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which any of them are or will be a party or to consummate the Transactions, other than the Parent Stockholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Parent or Merger Sub is or will be a party are, or upon execution will be, duly and validly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of each Parent Party enforceable against such Persons in accordance with their respective terms, except for the Enforceability Exception.

5.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the Transactions and the performance by each Parent Party of its obligations hereunder will not:

(a) subject to obtaining the Parent Stockholders’ Approval, conflict with any provision of the certificate of incorporation or bylaws, as amended, of Parent or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b) subject to obtaining the Parent Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Parent Disclosure Letter, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c) except as set forth in Section 5.4(c) of the Parent Disclosure Letter, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries;

(e) except as set forth in Section 5.4(e) of the Parent Disclosure Letter, result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Parent or its Subsidiaries (other than Target and its Subsidiaries after the Effective Time) under any agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets is bound; or

(f) result in any holder of any securities of Parent being entitled to appraisal, dissenters’ or similar rights.

5.5 Parent SEC Reports.

(a) Parent has filed with the SEC each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed by it with the SEC since January 1, 2003 under the Securities Act or the Exchange Act (collectively, the “Parent SEC Reports”). As of the respective dates the Parent SEC Reports were filed or, if any Parent SEC Reports were amended, as of the date such amendment was filed, each Parent SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 8-K other than the execution of this Agreement.

(b) The chief executive officer and chief financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Parent nor its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Parent maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Parent and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Parent’s SEC filings and other public disclosure and Parent is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange.

5.6 Parent Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included (or incorporated by reference) in the Parent SEC Reports has been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly presents, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

5.7 Absence of Undisclosed Liabilities. As of the date hereof, except (a) as specifically disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2005, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would (individually or in the aggregate) have a Parent Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries or the notes thereto which are not reflected.

5.8 Absence of Certain Changes. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof, as set forth in Section 5.8 of the Parent Disclosure Letter or as contemplated by this Agreement, since December 31, 2005 (a) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Parent Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Parent or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Parent.

5.9 Taxes. Except as otherwise disclosed in Section 5.9 of the Parent Disclosure Letter and for matters that would not (individually or in the aggregate) have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date. As of the time of filing, the foregoing Tax Returns correctly reflected the material facts regarding the income, business, assets, operations, activities, status, or other matters of Parent or any other information required to be shown thereon.

(b) Parent and each of its Subsidiaries have paid (or have had paid on their behalf), all material Taxes due with respect to any period ending prior to or as of the Closing Date. Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) No Audit by a Tax Authority is pending or, to the knowledge of Parent, threatened with respect to any Tax Returns filed by, or Taxes due from, Parent or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Parent or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. There are no liens for Taxes upon the assets of Parent or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

(d) Neither Parent nor any of its Subsidiaries has given any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, in either case which will be outstanding as of the Closing Date.

(e) Prior to the date hereof, Parent and its Subsidiaries have disclosed, and provided or made available true and complete copies to Target of, all material Tax sharing, Tax indemnity, or similar agreements to which Parent or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes under.

(f) Except as set forth in Section 5.9(f) of the Parent Disclosure Letter, and except for the group of which Parent is currently a member and any group affiliated with Plains Resources Inc., Parent has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code.

(g) Parent has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h) None of the Parent or any of its Subsidiaries has a liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j) After consultation with counsel, Parent is aware of no facts which would prevent its counsel from rendering the opinion set forth in Section 8.2(d).

(k) None of Parent or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; or (iii) open transaction disposition made on or prior to the Closing Date.

(l) Neither Parent nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax law).

5.10 Litigation. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof or Section 5.9(k) of the Parent Disclosure Letter and for matters that would not have a Parent Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against or directly affecting Parent, any Subsidiary of Parent or any of the directors or officers of Parent or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Parent Material Adverse Effect, if adversely determined. Neither Parent nor any of its Subsidiaries, nor any officer, director or employee of Parent or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Parent or such Subsidiary, nor, to the knowledge of Parent, is Parent, any Subsidiary of Parent or any officer, director or employee of Parent or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof or Section 5.9(k) of the Parent Disclosure Letter, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Parent or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.9(k) is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

5.11 Employee Benefit Plans; ERISA.

(a) Section 5.11(a)(1) of the Parent Disclosure Letter contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) within six years prior to the Effective Time (“Parent Benefit Plans”), and Schedule 5.11(a)(2) of the Parent Disclosure Letter lists each individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability.

(b) With respect to each Parent Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Parent Material Adverse Effect; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Parent Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Parent Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412) except for failures that are not reasonably expected to result in a Parent Material Adverse Effect; (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.

(c) No Parent Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability, lien or encumbrance with respect to any Parent Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Parent ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d) Except as set forth in Section 5.11(d) of the Parent Disclosure Letter, no present or former employees of Parent or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively.

5.12 Environmental Liability. Except as set forth in Section 5.12 of the Parent Disclosure Letter or as could not (individually or in the aggregate) reasonably be expected to result in liabilities that have a Parent Material Adverse Effect:

(a) The businesses of Parent and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

(b) Neither Parent nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in material compliance with all Environmental Laws, and, to Parent’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Parent for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Parent, any other communication alleging or concerning any material violation by Parent or any of its Subsidiaries of, or responsibility or liability of Parent or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Parent, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Parent or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Parent have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d) Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the businesses of Parent and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Parent, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Parent does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e) Without in any way limiting the generality of the foregoing, (i) to Parent’s knowledge, all offsite locations where Parent or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no PCBs, PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Parent or any of its Subsidiaries except in material compliance with Environmental Laws.

(f) No claims have been asserted or, to Parent’s knowledge, threatened to be asserted against Parent or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Parent or its Subsidiaries.

5.13 Compliance with Applicable Laws.

(a) Parent and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Parent nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations that either individually or in the aggregate have not resulted and would not result in a

Parent Material Adverse Effect; provided, however, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively in Section 5.12.

(b) Neither Parent, any Subsidiary of Parent, nor, to the knowledge of Parent, any director, officer, agent, employee or other person acting on behalf of Parent or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

5.14 Insurance. Section 5.14 of the Parent Disclosure Letter lists each insurance policy relating to Parent or its Subsidiaries currently in effect. Parent has made available to Target a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Parent, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Parent does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Section 5.14 of the Parent Disclosure Letter describes any self-insurance arrangements affecting Parent or its Subsidiaries.

5.15 Labor Matters; Employees.

(a) Except as set forth in Section 5.15 of the Parent Disclosure Letter, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b) Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Parent or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Parent Material Adverse Effect.

5.16 Reserve Reports.

(a) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Parent is entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Parent) supplied to Netherland, Sewell & Associates, Inc. by or on behalf of Parent that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Parent in connection with the preparation of the proved oil and gas reserve report concerning the Oil and Gas Interests of Parent as of December 31, 2005 and prepared by such engineering firm (the “Parent Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Parent Reserve Report) to Parent’s knowledge accurate in all material respects and Parent has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Parent Reserve Report that would have a Parent Material Adverse Effect.

(b) Set forth in Section 5.16(b) of the Parent Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Parent Reserve Report that have been disposed of prior to the date hereof.

5.17 Permits. Immediately prior to the Effective Time and except for Customary Post Closing Consents, Parent and its Subsidiaries will hold all of the Permits required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Parent Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 5.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 5.12.

5.18 Required Stockholder Vote or Consent. The only vote or written consent of the holders of any class or series of Parent’s capital stock that shall be necessary to consummate the Transactions is the approval by a majority of the voting power of the Parent Common Shares of the issuance of Parent Common Shares to the holders of Target Common Shares as a result of the Transactions (the “Parent Stockholders’ Approval”).

5.19 Proxy/Prospectus; Registration Statement. None of the information to be supplied by Parent for inclusion in (a) the Proxy/Prospectus to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target and Parent stockholders, at the time of the Target Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.20 Intellectual Property. Parent or its Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Parent and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Parent Material Adverse Effect. No Person has notified either Parent or any of its Subsidiaries in writing and Parent does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Parent and its Subsidiaries that could have a Parent Material Adverse Effect, and, to Parent’s knowledge, no Person is infringing on any right of Parent or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Parent’s knowledge, threatened that Parent or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

5.21 Hedging. Section 5.21 of the Parent Disclosure Letter sets forth for the periods shown all obligations of Parent and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Parent or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 5.21 of the Parent Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

5.22 Brokers. No broker, finder or investment banker (other than Lehman Brothers Inc. and J.P. Morgan Securities Inc. the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Parent or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the “Parent Engagement Letters”) have been provided to Target.

5.23 Tax Matters. Neither Parent nor, to the knowledge of Parent, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

5.24 Fairness Opinion; Board Approval.

(a) Parent’s Board of Directors has received a written opinion from J. P. Morgan Securities Inc. to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. True and complete copies of such opinion have been given to Parent.

(b) Parent’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the stockholders of Parent, (ii) approved this Agreement and the Transactions, and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the stockholders of Parent.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1 Conduct of Business by Target Pending the Merger. From the date hereof until the Effective Time, except as Parent otherwise agrees in writing, as set forth in the Target Disclosure Letter, or as otherwise contemplated by this Agreement, Target shall conduct its business in the ordinary course consistent with past practice and shall use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without Parent’s written consent (which consent shall not be unreasonably withheld):

(a) Target shall not adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

(b) Target shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Target or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in Target;

(c) Except as set forth in Section 6.1(c) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $1,000,000, or enter a new line of business or commence business operations in any country in which Target is not operating as of the date hereof;

(d) Except as set forth in Section 6.1(d) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties with an aggregate fair market value exceeding $1,000,000 (other than sales of Hydrocarbons in the ordinary course of business);

(e) Target shall not settle any material Audit, make or change any material Tax election or file any material amended Tax Return except as set forth in Section 4.9 of the Target Disclosure Letter;

(f) Except as set forth in Section 6.1(f) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or the Target Disclosure Letter), enter into any amendment of any term of any outstanding security of Target or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Target Benefit Plan, increase compensation, bonus or other benefits payable to (except for payments pursuant to 401(k) plans), or modify or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business; provided, however, that Target may settle all lawsuits (excluding lawsuits initiated by a Governmental Authority) arising out of or related to Target’s reserve revisions or restatement of its financial statements in 2005 so long as (i) the settlement settles all claims possibly arising therefrom and Target and its officers, directors and affiliates are released from all claims arising out of or related to such matters and (ii) other than the $1 million deductible the settlement and all costs associated therewith are paid with funds from Target’s directors and officers insurance policies; notwithstanding anything contained in this Agreement, Target shall be required to obtain Parent’s consent (not to be unreasonably withheld) prior to obtaining the financing necessary to exercise any rights set forth in Section 6.1(c) of the Target Disclosure Letter;

(g) Target shall not, and shall not permit any of its Subsidiaries to, change any method of accounting or accounting practice by Target or any of its Subsidiaries except for any such change required by GAAP;

(h) Target shall not, and shall not permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act;

(i) Target shall not amend or otherwise change the terms of the Target Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Target;

(j) Except for expenditures set forth in Section 6.1(j) of the Target Disclosure Letter, neither Target nor any of its Subsidiaries shall become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will, in the aggregate, cost in excess of $1,000,000 over the total amount budgeted in the Target’s 2006 capital budget previously delivered to Parent (the “Aggregate Cost Overrun”), and except for utilization of the Aggregate Cost Overrun, neither Target nor any of its Subsidiaries shall, with respect to any of the individual projects set forth in Section 6.1(j) of the Target Disclosure Letter, become bound to or expend funds in excess of the amount budgeted for such project as set forth in Section 6.1(j) of the Target Disclosure Letter;

(k) Target and its Subsidiaries shall timely meet their royalty payment obligations in connection with their respective oil and gas leases.

(l) Target shall not, and shall not permit any of its Subsidiaries to, (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Target’s current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

(m) Except as set forth in Section 6.1(m) of the Target Disclosure Letter, Target shall not, and shall not permit any of its Subsidiaries to, (i) adopt, amend (other than amendments that reduce the amounts payable by Target or any Subsidiary, or amendments required by law to preserve the qualified status of a Target Benefit Plan or otherwise comply with ERISA, the Code or other applicable law) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Target or any Subsidiary that might require that payments be made upon consummation of the Transactions) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Target Benefit Plan or trust created thereunder) in connection with which Target or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Target Benefit Plan, or take any other action with respect to any Target Benefit Plan, that could result in the liability of Target or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Target Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plan, any agreement relating thereto or applicable law, Target or any Subsidiary is required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plan;

(n) Target shall not, and shall not permit any of its Subsidiaries to, (i) approve an increase in salary for any Target Employees or (ii) terminate any Target Employee entitled to any severance payment upon such termination;

(o) Target shall not, and shall not permit any of its Subsidiaries to, organize or acquire any Person that could become a Subsidiary;

(p) Target shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $1,000,000, other than pursuant to agreements or commitments existing on the date hereof;

(q) Target shall not amend, modify or waive any provision of the Rights Agreement between Target and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, dated as of October 15, 1998, as amended (the “Target Rights Agreement”) or take any action to redeem the rights issued thereunder (the “Target Rights”) or render the Target Rights inapplicable to any transaction other than the Merger unless, and only to the extent that, Target is required to do so by order of a court of competent jurisdiction;

(r) Target shall not grant approval for purposes of Section 203 of the DGCL of any acquisition of Target Common Shares;

(s) Target shall not adopt a plan of complete or partial liquidation, dissolution, or reorganization; and

(t) Target shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

6.2 Conduct of Business by Parent Pending the Merger. Except as expressly permitted or required by this Agreement, prior to the Effective Time, neither Parent nor any of its Subsidiaries, without the prior written consent of Target, shall:

(a) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of or by any other manner, any business or corporation, partnership or other business organization or division thereof, or otherwise acquire any assets of any other entity (other than the purchase of assets from suppliers, clients or vendors in the ordinary course of business and consistent with past practice) if such transaction would reasonably be expected to prevent or materially delay the consummation of the Transactions;

(b) adopt or propose to adopt any amendments to its charter documents which would reasonably be expected to have a material adverse impact on the consummation of the Transactions;

(c) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such except for purchases of Parent Common Shares pursuant to stock repurchase plans, unless the Exchange Ratio is proportionately increased or decreased, as applicable, in which case the prior written consent of Target shall not be required, but Target shall be entitled to written notice of such event;

(d) adopt a plan of complete or partial liquidation or dissolution of Parent;

(e) knowingly take, or agree to commit to take, any action that would or would reasonably be expected to result in the failure of a condition set forth in Sections 8.1, 8.2, or 8.3 or (b) at, or as of any time prior to, the Effective Time, or that would reasonably be expected to materially impair the ability of Target, Parent, Merger Sub or the holders of Target Common Shares to consummate the Merger in accordance with the terms hereof or materially delay such consummation;

(f) knowingly take any action that would or could reasonably be expected to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code; or

(g) agree or commit to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Access and Information. The parties shall each afford to the other and to the other’s financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, the Confidentiality Agreements dated March 31, 2006 between Parent and Target (collectively, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement.

7.2 Acquisition Proposals.

(a) From the date hereof until the termination of this Agreement, Target and its Subsidiaries shall not, and shall cause their respective officers, directors, employees, investment bankers, attorneys or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Target Acquisition Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Target Acquisition Proposal, (ii) enter into any agreement with respect to a Target Acquisition Proposal, or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information relating to Target or its Subsidiaries, respectively, or furnish to any Person any information with respect to, or otherwise cooperate in any way with a Target Acquisition Proposal. Nothing contained in this Section 7.2(a) shall prohibit Target and its Board of Directors from (x) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act, (y) waiving, or agreeing to waive, any provision of any stand-still or similar agreement in effect on the date hereof to allow a Person to make a Target Acquisition Proposal, so long as simultaneously with such waiver, such parties become subject to stand-still provisions at least as restrictive as those in the Confidentiality Agreement, or (z) prior to obtaining the Target Stockholders’ Approval, furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has submitted an unsolicited bona fide written Target Acquisition Proposal made not in violation of this Agreement or any standstill agreement if, and only to the extent that (with respect to this Section 7.2(a) only):

(i) such unsolicited bona fide written Target Acquisition Proposal is made by a third party that Target’s Board of Directors determines in good faith has the good faith intent to proceed with negotiations to consider, and the financial and legal capability to consummate, such Target Acquisition Proposal,

(ii) Target’s Board of Directors, after duly consulting with Target’s outside legal counsel, determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties imposed by applicable law,

(iii) contemporaneously with furnishing such information to, or entering into discussions with, such Person, Target enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreement,

(iv) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person, Target provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person,

(v) such Target Acquisition Proposal is not subject to any financing contingencies;

(vi) Target’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Target Acquisition Proposal is reasonably capable of being completed and may reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions, and

(vii) Target keeps Parent promptly informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and promptly provides Parent copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Parent agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Parent pursuant to this clause (vii), which confidentiality agreement shall be subject to Parent’s disclosure obligations arising under applicable law or securities exchange regulations.

The term “Target Acquisition Proposal” means any inquiry, offer or proposal for, or any indication of interest from any Person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Target and its Subsidiaries, taken as a whole, or (B) 10% or more of the outstanding shares of Target Common Shares or capital stock of, or other equity or voting interests in, any of Target’s Subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the Transactions. Other than as provided in this Section 7.2(a), Target shall not waive any provisions of a confidentiality agreement entered into with a Person who has indicated a willingness to make an unsolicited bona fide Target Acquisition Proposal without Parent’s prior written consent.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2(a) by any officer, director, employee, attorney, investment banker or other agent of Target or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Target or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.2(a) by Target.

7.3 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Effective Time, the Surviving Entity shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Target and its Subsidiaries (each an “Indemnified Party”), who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, or investigative (a “proceeding”) against all losses, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and experts and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent, which will not be unreasonably withheld)) actually and reasonably incurred by the Indemnified Party because the Indemnified Party is or was a director or officer of Target pertaining to any act or omission existing or occurring at or prior to the Effective Time including any act or omission relating to this Agreement or the Transactions (the “Indemnified Liabilities”) to the full extent permitted under Delaware law or the Surviving Entity’s certificate of incorporation and bylaws. If an Indemnified Party makes or asserts any claim for Indemnified Liabilities, any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the DGCL shall be made by independent counsel mutually acceptable to the Surviving Entity and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Target (if selected before the Effective Time) and the Surviving Entity (if selected after the Effective Time).

(b) The Surviving Entity shall promptly advance all reasonable out-of-pocket expenses of each Indemnified Party in connection with any such action or proceeding described above, as such expenses are incurred, to the fullest extent permitted by the DGCL, subject to the receipt by the Surviving Entity of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Surviving Entity.

(c) The Surviving Entity shall maintain Target’s existing officers’ and directors’ liability insurance policy (“D&O Insurance”) for a period of at least six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that the Surviving Entity may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six-year period shall not exceed $3 million.

7.4 Further Assurances. Each party shall use all reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the Transactions. The parties shall take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such parties such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the Transactions. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Parent and Target shall duly preserve all files, records or any similar items of Parent or Target received or obtained as a result of the Transactions with the same care and for the same period of time as it would preserve its own similar assets.

7.5 Expenses.

(a) Except as provided in Section 7.17, each party shall bear solely and entirely, all Expenses (as defined below) that they incur; provided, however, that if this Agreement is terminated for any reason, then the allocable share of the Parent Parties and Target for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, and Proxy/Prospectus and HSR shall be allocated one-half each.

(b) “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Proxy/Prospectus, the solicitation of stockholder approvals, and all other matters related to the consummation of the Transactions (subject to reasonable documentation).

7.6 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each party shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.7 Publicity. Neither Target, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transactions without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange, and each party shall use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement.

7.8 Additional Actions. Subject to the terms and conditions of this Agreement, each party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Transactions, subject, however, to the Target Stockholders’ Approval and the Parent Stockholders’ Approval.

7.9 Filings. Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, including all required or advisable filings under or relating to the HSR Act, shall respond as promptly as practicable to all inquiries or requests for information received from a Governmental Authority in relation to such filings or notices for additional information or documentation and shall cooperate as needed with respect to any such filings by any other party. Each party agrees to take whatever action may be necessary to resolve any objection as may be asserted under the HSR Act. Notwithstanding the foregoing provisions of this Section 7.9, neither Parent nor Target shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Authority, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any of the respective businesses or assets of Parent, Merger Sub, Target or any of their respective Subsidiaries.

7.10 Consents. Each of Parent and Target shall use all reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

7.11 Employee Matters; Benefit Plans.

(a) Subsequent to the Effective Time, Parent shall perform or cause a Subsidiary of Parent to perform the obligations of Target under the Target Severance Policy and the employment agreements and letter agreements set forth in Section 4.11(e) of the Target Disclosure Letter.

(b) To the extent service is relevant for purposes of eligibility, participation or vesting or receipt of benefits under a welfare benefit plan (but not the accrual of benefits under a retirement plan) under any employee benefit plan, program or arrangement established or maintained by Parent in or a Subsidiary of Parent which Business Employees may participate, such Business Employees shall be credited for service accrued as of the Effective Time with Target and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of Target.

(c) To the extent Business Employees and their dependents enroll in any health plan sponsored by Parent or a Subsidiary of Parent, Parent shall waive any preexisting condition limitation applicable to such Business Employees to the extent that the employee’s or dependent’s condition would not have operated as a preexisting condition under the group health plan maintained by Target. In addition, Parent shall cause such health plans (i) to waive all preexisting condition exclusions and waiting periods otherwise applicable to Business Employees and their dependents, other than exclusions or waiting periods that are in effect with respect to such individuals as of the Effective Time to the extent not satisfied, under the corresponding benefit plans of Target, and (ii) to provide each Business Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Target during the portion of the respective plan year prior to the Effective Time.

(d) With respect to the 401(k) accounts of those Business Employees who become eligible to participate in Parent’s 401(k) Plan after the Effective Time, Parent agrees to take one or more of the following actions: (i) to establish an arrangement under which such Business Employees are provided with payroll withholding for purposes of repaying any loan that is outstanding under Target’s 401(k) Plan as of the Effective Time, (ii) to permit such Business Employees to voluntarily transfer or rollover their accounts (including loans) from Target’s 401(k) Plan to Parent’s 401(k) Plan; or (iii) to cause Parent’s 401(k) Plan to accept a direct trustee-to-trustee transfer of assets from Target’s 401(k) Plan into Parent’s 401(k) Plan, including any outstanding loans, on behalf of such Business Employees. Parent and Target agree that they shall take all actions necessary, including the amendment of their respective plans, to effect the actions selected by Parent under the preceding sentence.

(e) With respect to any Business Employees who become employed by Parent or a Subsidiary of Parent after the Effective Time, Parent will permit or cause such Subsidiary to permit such Business Employees to schedule and take vacation days that have accrued prior to the Effective Time with pay through December 31, 2006, and Parent shall give service credit for purposes of determining post Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.

(f) At the Effective Time, Target will freeze the accrual of benefits under Target’s Deferred Compensation Plan.

(g) Target and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 7.11.

For purposes of this Section 7.11, a “Business Employee” shall mean an individual who is employed by Target or a Subsidiary of Target prior to the Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent.

7.12 Parent Rights Plan. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent Parent’s Board of Directors from adopting a stockholder rights or similar agreement or plan.

7.13 Stockholders’ Meetings.

(a) Target shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its stockholders (the “Target Special Meeting”) for the purpose of securing the Target Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Target Board of Directors that its stockholders approve this Agreement, (iii) use commercially reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and to secure the Target Stockholders’ Approval, and (iv) cooperate and consult with Parent with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the Target Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Target stockholders hereunder if such Board of Directors, after consultation with independent legal counsel, (i) determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties under applicable law and (ii) provides written notice to Parent five days prior of such Board of Directors withdrawing or modifying its recommendation to the Target stockholders. Without limiting the generality of the foregoing, Target agrees that its obligations pursuant to this Section 7.13(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Target or any other Person of any Target Acquisition Proposal.

(b) Parent shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its stockholders (the “Parent Special Meeting”) for the purpose of securing the Parent Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Parent Board of Directors that its stockholders approve this Agreement, (iii) use all reasonable efforts to solicit from its stockholders proxies to secure the Parent Stockholders’ Approval, and (iv) cooperate and consult with Target with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Parent Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Parent stockholders hereunder if Parent’s Board of Directors, after consultation with and in consultation with independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

(c) Target acknowledges and agrees that Parent would be damaged irreparably if any provision of this Section 7.13 is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Target agrees that Parent will be entitled to an injunction or injunctions to prevent breaches of this Section 7.13 and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Parent may be entitled, at law or in equity.

7.14 Preparation of the Proxy/Prospectus and Registration Statement.

(a) Parent and Target shall promptly prepare and file with the SEC a preliminary version of the Proxy/Prospectus and will use all reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy/Prospectus. In addition to the matters requiring Parent stockholder approval pursuant to Section 5.18, Parent may also include in the Proxy/Prospectus (i) a proposal for Parent’s stockholders to approve an amendment to its certificate of incorporation to increase the number of Parent Common Shares authorized for issuance under its certificate of incorporation up to 200,000,000 shares and (ii) a proposal for amendments to its 2004 Stock Incentive Plan or for adoption of a new 2006 Stock Incentive Plan, in either case, increasing the number of Parent

Common Shares subject to Parent Benefit Plans by 7,000,000. At any time from (and including) the initial filing with the SEC of the Proxy/Prospectus, Parent shall file with the SEC the Registration Statement containing the Proxy/Prospectus so long as Parent shall have provided to Target a copy of the Registration Statement containing the Proxy/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, Parent and Target shall jointly determine the date that the Registration Statement is filed with the SEC. Parent and Target shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Shares in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and Target shall cause the Proxy/Prospectus to be mailed to their respective stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Parent or Target discover any statement which, in light of the circumstances to which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement made in the proxy/prospectus not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise Target and Target shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) Following receipt by PricewaterhouseCoopers LLP, Parent’s independent auditors, of an appropriate request from Target pursuant to SAS No. 72, Parent shall use all reasonable efforts to cause to be delivered to Target a letter of PricewaterhouseCoopers LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Target, in form and substance reasonably satisfactory to Target and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

(c) Following receipt by Ernst & Young LLP, Target’s independent auditors, of an appropriate request from Parent pursuant to SAS No. 72, Target shall use all reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Parent, in form and substance satisfactory to Parent and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

7.15 Stock Exchange Listing. Parent shall use all reasonable efforts to cause the Parent Common Shares to be issued in the Merger to be approved for listing on the New York Stock Exchange at or prior to the Effective Time, subject to official notice of issuance.

7.16 Notice of Certain Events. Each party shall promptly as reasonably practicable notify the other parties of:

(a) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date hereof, would have been required to have been disclosed pursuant to Sections 4.10, 4.12, 5.10 or 5.12, or which relate to the consummation of the Transactions;

(d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date hereof, under any material agreement; and

(e) any Target Material Adverse Effect or Parent Material Adverse Effect or the occurrence of any event which is reasonably likely to result in a Target Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

7.17 Site Inspections. Subject to compliance with applicable law, from the date hereof until the Effective Time, each party may undertake (at that party’s sole cost and expense) a reasonable environmental and operational assessment or assessments (an “Assessment”) of the other party’s operations, business and/or properties that are the subject of this Agreement. An Assessment may include a review of permits, files and records including, but not limited to, environmental investigations, audits, assessments, studies, testing and management plans and systems, as well as visual and physical inspections and testing. An Assessment will not include any soil borings, groundwater or any other “Phase II” testing without the consent of the party whose operations, business or property is the subject of such Assessment (the “Inspected Party”) (such consent not to be unreasonably withheld, conditioned or delayed). Before conducting an Assessment, the party intending to conduct such Assessment (the “Inspecting Party”) shall confer with the Inspected Party regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose to (i) avoid interference with the Inspected Party’s operations or business; (ii) require the Inspecting Party’s representatives responsible for performing the Assessment to maintain insurance coverage as required by the Inspected Party; (iii) keep the Inspected Party’s property free and clear of any liens arising out of any entry onto or inspection of the subject property; and (iv) provide indemnification by the Inspecting Party in favor of the Inspected Party to indemnify the Inspected Party from the Inspecting Party’s negligence in conducting such Assessment. The Inspected Party shall cooperate in good faith with the Inspecting Party’s effort to conduct an Assessment.

7.18 Affiliate Agreements; Tax Treatment.

(a) Target shall identify in a letter to Parent all Persons who are, on the date hereof, “affiliates” of Target, as such term is used in Rule 145 under the Securities Act. Target shall use commercially reasonable efforts to cause its respective affiliates to deliver to Parent not later than 10 days prior to the date of the Parent Special Meeting, a written agreement substantially in the form attached as Exhibit 7.18, and shall use commercially reasonable efforts to cause Persons who become “affiliates” after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

(b) Each party shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any subsidiary of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

7.19 Indenture Matters. Parent and Target shall, and shall cause their respective Subsidiaries to, take all actions that are reasonably necessary or appropriate (as mutually agreed by Parent and Target) for Parent, Target and certain of their Subsidiaries, as applicable, to assume, guarantee or modify as appropriate the agreements governing the outstanding publicly held debt securities of Parent referred to in the Parent SEC Reports to avoid defaults thereunder. In particular, at or prior to the Effective Time, (i) Parent shall deliver to the trustee for Target’s 8 1/4% Senior Subordinated Notes due 2011 the supplemental indenture executed by Parent required by Section 5.01 of the related indenture (the “2001 Indenture”), together with the Officers’ Certificate and Opinion of Counsel required by Sections 5.01(v) and 13.04(2) of the 2001 Indenture; (ii) Parent shall deliver to each holder of such notes the “Change of Control Offer” required to be given after a “Change of Control” or, at

Target’s option, prior to such Change of Control, by Section 4.09(b) of the 2001 Indenture; (iii) Parent shall deliver to the trustee for Target’s 6 3/4% Senior Subordinated Notes due 2014 the supplemental indenture executed by Parent required by Section 5.01 of the related indenture (the “2004 Indenture”), together with the Officers’ Certificate and Opinion of Counsel required by Sections 5.01(v) and 14.04(2) of the 2004 Indenture; and (iv) Parent shall deliver to each holder of such notes the “Change of Control Offer” required to be given after a “Change of Control” or, at Target’s option, prior to such Change of Control, by Section 4.09(b) of the 2004 Indenture. For purposes of enabling Parent to comply with its obligations specified in clauses (i),(ii), (iii) and (iv) above, at or prior to the Effective Time, Target shall deliver to Parent, for redelivery to such respective trustees, an Officers’ Certificate, in form reasonably satisfactory to such trustees, to the effect that immediately prior to Effective Time no Default or Event of Default has occurred and is continuing under the 2001 Indenture or under the 2004 Indenture.

7.20 Stockholder Litigation. Each of Parent and Target shall give the other reasonable opportunity to participate in the defense of any litigation against Parent or Target, as applicable, and its directors relating to the Transactions.

7.21 Additional Voting Agreements. Parent will use its reasonable best efforts to have Isaac Arnold, Jr. and Jerry L. Dees enter into voting agreements containing the same terms and conditions as the Voting Agreements. Upon execution of such voting agreements, the term “Voting Agreements” shall automatically be modified to include such voting agreements. Target will use its reasonable best efforts to have Raymond B. Gary, George R. Christmas, John P. Laborde and Robert A Bernhard enter into voting agreements containing the same terms and conditions as the Voting Agreements. Upon execution of such voting agreements, the term “Voting Agreements” shall automatically be modified to include such voting agreements.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) The Target Stockholders’ Approval and the Parent Stockholders’ Approval must have been obtained.

(b) No action, suit or proceeding instituted by any Governmental Authority may be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this subsection (b) must have used all reasonable best efforts to prevent the entry of such injunction or other order.

(c) The Registration Statement must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(d) Each of Target and Parent must have obtained all material permits, authorizations, consents, or approvals required to consummate the Transactions.

(e) The Parent Common Shares to be issued in the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(f) Any applicable waiting period under the HSR Act must have expired or been terminated.

8.2 Conditions to the Obligations of Parent. The obligation of Parent to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Target must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Target contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Target Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Parent must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Target as to the satisfaction of this condition.

(b) From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business, operations or prospects of Target, that would constitute a Target Material Adverse Effect.

(c) Target must have delivered to its counsel, Parent and Parent’s counsel a certificate signed on behalf of Target by a duly authorized officer of Target certifying the representations set forth in the form of Target Tax Certificate attached as Exhibit 8.2(c) (the “Target Tax Certificate”).

(d) Parent must have received an opinion from Akin Gump Strauss Hauer & Feld LLP prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Parent and Target shall each be a party to that reorganization, and (iii) no gain or loss shall be recognized by Parent or Target because of the Merger; provided, however, that if counsel to Parent shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Target shall render such opinion to Parent; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e) Each consent, waiver and approval set forth in Section 4.4(c) of the Target Disclosure Letter must have been obtained, and Target must have provided Parent with copies thereof.

(f) Parent shall have received a “cold comfort” letter from PricewaterhouseCoopers LLP in the form contemplated by Section 7.14(b).

8.3 Conditions to the Obligations of Target. The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Parent must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Parent Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Target must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent as to the satisfaction of this condition.

(b) From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business, operations or prospects of Parent that would constitute a Parent Material Adverse Effect.

(c) Parent must have delivered to its counsel, Target and Target’s counsel a certificate signed on behalf of Parent by a duly authorized officer of Parent certifying the representations set forth in the form of Parent Tax Certificate attached as Exhibit 8.3(c) (the “Parent Tax Certificate”).

(d) Target must have received an opinion from Vinson & Elkins L.L.P. prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Target and Parent shall each be a party to that reorganization, and (iii) no gain or loss shall be recognized by the Target stockholders upon the receipt of

Parent Common Shares in exchange for Target Common Shares pursuant to the Merger except with respect to any cash received in lieu of fractional share interests; provided, however, that if counsel to Target shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Parent shall render such opinion to Target; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e) Target shall have received a “cold comfort” letter from Ernst & Young LLP in the form contemplated by Section 7.14(c).

ARTICLE IX

SURVIVAL

9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Target or Parent:

(a) by the mutual written consent of Parent and Target;

(b) by either Parent or Target if the Effective Time has not occurred on or before December 31, 2006 (the “Termination Date”), provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;

(c) by Target if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.3(a) and (ii) (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Parent of notice of such breach;

(d) by Parent, if there has been a material breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.2(a) and (ii) (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Target of notice of such breach (a “Target Breach”);

(e) by either Target or Parent, if any applicable law, rule or regulation that makes consummation of the Merger illegal is extant or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and nonappealable;

(f) by either Target or Parent, if either of the stockholder approvals referred to in Section 7.13 is not obtained because of the failure to obtain the Target Stockholders Approval or the Parent Stockholders’ Approval upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(g) by Parent, if (i) Target’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing or

Target’s Board of Directors recommends to Target’s stockholders any Target Acquisition Proposal or resolves to do so; (ii) a tender offer or exchange offer for outstanding shares of Target’s capital stock then representing 30% or more of the combined power to vote generally for the election of directors is commenced, and Target’s Board of Directors does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer; or (iii) Target shall have breached any of its obligations under Section 7.2; or

(h) by Parent or Target, if Target accepts a Target Superior Proposal. For this Agreement, “Target Superior Proposal” means a bona fide written Target Acquisition Proposal not solicited by or on behalf of Target made by a third party and in accordance with and while Target has not breached Section 7.2(a) that if consummated would result in such third party (or in the case of a direct merger between such third party and Target, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Target Common Shares or all or substantially all the assets of Target and the Target Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities that Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, is reasonably likely to be consummated taking into account the Person making such Target Acquisition Proposal and all legal, financial, regulatory and other relevant aspects of such Target Acquisition Proposal, and Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, that such Target Acquisition Proposal would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions; provided, however, that Target may not terminate this Agreement under this Section 10.1(h) unless it pays the Target Termination Fee and has used commercially reasonable efforts to provide Parent with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Target Acquisition Proposal; provided further, that prior to any such termination, Target shall and shall direct its respective financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would result, in the opinion of Target’s Board of Directors, after consultation with its financial advisors and outside legal counsel, in a revised Parent proposal that is reasonably capable of being completed, and, if consummated, may reasonably be expected to result in a transaction that is at least as favorable from a financial point of view to the holders of Target Common Shares as the Target Superior Proposal; and provided that a Target Acquisition Proposal accepted by Target shall not be subject to any financing contingencies.

10.2 Effect of Termination.

(a) If this Agreement is terminated and the Merger is abandoned under this Article X, all obligations of the parties shall terminate, except the parties’ obligations pursuant to this Section 10.2 and except for Sections 7.5, 7.7, 9.1, 9.2, 11.2, 11.6, 11.7, 11.8, 11.9 and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

(b) If Parent terminates this Agreement under (i) Section 10.1(d) (Target Breach) or (ii) Section 10.1(b) (Effective Time has not occurred on or prior to Termination Date) at a time that a Target Breach exists, and in each case, within 12 months after such termination of this Agreement:

(i) a transaction is consummated, which transaction, if offered or proposed, would constitute a Target Acquisition Proposal,

(ii) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Target Acquisition Proposal is entered into, or

(iii) (A) any Person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Target then representing 50% or more of the combined power to vote generally for the election of directors, and (B) Target’s Board has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then Target shall promptly (and no later than one business day after the first to occur of any of subsections (i)-(iii) above) pay to Parent a termination fee of $43.5 million (the “Target Termination Fee”).

(c) If (i) Parent terminates this Agreement under Section 10.1(g) (change of recommendation; recommendation of a Target Acquisition Proposal; failure to reject; breach of Sections 7.2) or (ii) Target or Parent terminates this Agreement pursuant to Section 10.1(h) (Target Superior Proposal), Target shall promptly (and in any event no later than one (1) business day after such termination) pay to Parent the Target Termination Fee.

(d) If (i) a Target Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Target Acquisition Proposal and (ii) within 12 months after termination of this Agreement Target or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Target Acquisition Proposal, then Target shall promptly (and in any event within one (1) business day after entering into such agreement or consummating a Target Acquisition Proposal), pay Parent an amount equal to the Target Termination Fee.

(e) For purposes of Section 10.2(b), a Target Acquisition Proposal shall not include (i) the disposition of Oil and Gas Interests of Target which in the aggregate represent not more than 10% of the revenue, operating income, EBITDA or assets of Target and its Subsidiaries, taken as a whole or (ii) the acquisition by Target or any of its Subsidiaries of assets or businesses in one transaction or a series of related transactions for not more than 20% of the outstanding Target Common Shares.

(f) Notwithstanding anything to the contrary contained herein, receipt by Parent of a Target Termination Fee under Section 10.2 shall constitute full settlement of any and all liabilities of Target for damages under this Agreement in respect of a termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent:

Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, Texas 77002
Attention: James C. Flores
Telephone: (713) 579-6000
Facsimile: (713) 579-6500

With a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, Suite 4400 Houston, Texas 77002 Attention: Michael E. Dillard, P.C. Telephone: (713) 220-5821 Facsimile: (713) 236-0822

To Target:

Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
Attention: David H. Welch
Telephone: (337) 237-0410
Facsimile: (337) 237-0426

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103
Attention: Alan P. Baden
Telephone: (212) 237-0000
Facsimile: (917) 849-5337

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.2 Severability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.6 Entire Agreement. This Agreement, all documents contemplated herein or required hereby, and the Confidentiality Agreement represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.7 Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the state of Delaware, without reference to rules relating to conflicts of law.

11.8 Submission to Jurisdiction. Each party to this Agreement submits to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.9 Attorneys’ Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.10 No Third Party Beneficiaries. Except as provided in Section 7.3, no Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.11 Disclosure Letters. The disclosures made on any disclosure letter, including the Target Disclosure Letter and the Parent Disclosure Letter, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably evident from the face of the disclosure letter. The inclusion of any matter on any disclosure letter will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Target Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

11.12 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Parent and Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Parent, or Target, as applicable, there shall be no amendment or change to the provisions hereof unless permitted by the DGCL without further approval by the stockholders of Parent, or Target, as applicable.

11.13 Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) subject to the proviso of Section 11.12 waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
Name:	James C. Flores
Title:	Chief Executive Officer

PLAINS ACQUISITION CORPORATION

By:	/s/ James C. Flores
Name:	James C. Flores
Title:	Chief Executive Officer

STONE ENERGY CORPORATION

By:	/s/ David H. Welch
Name:	David H. Welch
Title:	Chief Executive Officer

ANNEX B

April 23, 2006

The Board of Directors

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Plains Exploration & Production Company (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of a wholly-owned subsidiary of the Company (the “Merger Subsidiary”) with Stone Energy Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Merger Subsidiary and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury, will be converted into the right to receive 1.25 shares (the “Exchange Ratio”) of the Company’s common stock, par value $.01 per share (the “Company Common Stock”).

In arriving at our opinion, we have (i) reviewed a draft dated April 22, 2006 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses (including reserve reports), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); (vi) reviewed research reports prepared by independent petroleum analysts; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Merger, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were

B-1

based. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Merger and we express no opinion as to the fairness of the Merger to, or any consideration of, the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

In addition, we were not requested to and did not provide advice concerning the structure, the specific Exchange Ratio, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We also note that we did not participate in negotiations with respect to the terms of the Merger and related transactions.

We will receive a fee from the Company for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we and our affiliates have provided in the past, and may in the future provide, investment banking, commercial banking and other financial services to the Company and the Merger Partner, including acting as lead arranger of the Company’s credit facility in May 2005 and acting as financial advisor to the Company in connection with their acquisition of Nuevo Energy Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company in connection with the Merger but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

B-2

ANNEX C

April 23, 2006

Board of Directors

Stone Energy Corporation

1625 East Kaliste Saloom Road

Lafayette, Louisiana 70508

Members of the Board:

You have asked us to deliver to you our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share, of Stone Energy Corporation (“you” or the “Company”) of the Exchange Ratio (as defined below) contemplated by the terms of an Agreement and Plan of Merger (together with the schedules and exhibits attached thereto, the “Agreement”) by and between the Company and Plains Exploration & Production Company (“Plains”). The Agreement provides, among other things, that the Company will be merged with and into a wholly owned corporate subsidiary of Plains to be formed and made a party to the Agreement prior to the Effective Time (as defined in the Agreement) pursuant to a transaction (the “Merger”) in which each outstanding share of the Company’s common stock will be converted pursuant to the terms of the Agreement into the right to receive 1.250 shares of Plains common stock, no par value (the “Exchange Ratio”).

Jefferies & Company, Inc. (“Jefferies”), as part of our investment banking business, is regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We were retained pursuant to an engagement agreement dated April 6, 2006 (the “Engagement Letter”), to act as financial advisor to the Company in connection with possible transactions involving the Company. Pursuant to the terms of the Engagement Letter we assisted the Company in soliciting expressions of interest in the Company from parties potentially interested in a transaction with the Company. Ultimately, the Company determined to enter into a transaction with Plains on the terms set forth in the Agreement. We will receive a fee from the Company in connection with the financial advisory services we have provided pursuant to the Engagement Letter, including a significant portion of which is contingent upon the completion of a transaction such as the Merger involving the Company. We will receive a separate fee from the Company for rendering this opinion. This fee is not contingent upon the completion of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past we have provided investment banking and financial advisory services to the Company unrelated to the Merger for which we have received compensation, and we may, in the future, provide investment banking and financial advisory services to Plains for which we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may publish research reports regarding the securities of the Company or Plains or any of their respective affiliates, and may actively trade or hold securities of the Company or Plains for our own accounts and for the accounts of our customers and, accordingly, may at any time hold long or short positions in any of those securities.

In connection with this opinion, we have, among other things:

(i)	Reviewed a draft of the Agreement dated April 23, 2006, participated in a limited manner in certain negotiations concerning the Merger among representatives of the Company and Plains and discussed with the officers of the Company the status of other negotiations with Plains;

(ii)	Reviewed certain financial and other information about the Company and Plains that was publicly available and that we deemed relevant;

(iii)	Reviewed certain internal financial and operating information, including financial projections relating to the Company that were provided to us by the Company, taking into account (a) the growth prospects of the Company, (b) the Company’s historical and current fiscal year financial performance and track record of meeting its forecasts, and (c) the Company’s forecasts going forward and its ability to meet them;

Board of Directors

Stone Energy Corporation

April 23, 2006

(iv)	Reviewed the corporate budget of Plains;

(v)	Met with the Company’s and Plains’s managements regarding the business prospects, litigation and regulatory proceedings, financial outlook and operating plans of the Company and Plains, respectively, and held discussions concerning the impact on the Company and Plains and their prospects of the economy and the conditions in the oil and gas industry;

(vi)	Reviewed the respective market prices and valuation multiples for the Company common stock and Plains common stock;

(vii)	Compared the valuation in the public market of companies we deemed similar to that of the Company in market, industry sector, and size;

(viii)	Reviewed public information concerning the financial terms of certain recent transactions that we deemed comparable to the Merger;

(ix)	Performed a discounted cash flow analysis to analyze the present value of the future cash flow streams that the Company has indicated it expects to generate;

(x)	Reviewed certain proved oil and gas reserve data furnished to us by the Company and Plains, including the 2005 year end reserve report for each of the Company and Plains prepared by independent reserve engineers, as well as internal projected reserve information of the Company and Plains furnished to us by the Company and Plains, respectively; and

(xi)	Reviewed the potential pro forma impact of the Merger.

In addition to the foregoing, we performed such other studies, analyses, and investigations and considered such other financial, economic and market criteria as we considered appropriate in arriving at our opinion. Our studies, analyses and investigations must be considered as a whole. Considering only some of these studies, analyses, investigations or factors (or any portion of any of these matters), without considering all studies, analyses, investigations and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

In rendering this opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to us by the Company or Plains or that was publicly available to us, and have not attempted to independently verify any of such information, nor have we assumed any responsibility for doing so. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects. With respect to the oil and gas reserve reports, hydrocarbon production forecasts and financial projections provided to and examined by us or discussed with us by the Company and Plains, we note that projecting future results of any company is inherently subject to uncertainty. The Company and Plains have informed us, however, and we have assumed with your permission, that such reports, forecasts and financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company or Plains, as applicable, with respect to the expected future financial performance of the Company or Plains, and of their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. We express no opinion as to the Company’s or Plains’s oil and gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering this opinion, we have assumed that the Company will perform in accordance with such financial projections for all periods specified therein. Although such projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes to such projections could affect the opinion rendered herein.

Board of Directors

Stone Energy Corporation

April 23, 2006

We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to us. In addition, we (i) have not conducted a physical inspection of the properties and facilities of the Company or Plains or been furnished any reports of any such physical inspections, (ii) have not made or obtained or been furnished with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Plains (other than the reserve reports referred to herein), (iii) we do not assume any responsibility for obtaining any such evaluations, appraisals or inspections for the Company or Plains, and (iv) have not evaluated the solvency or fair value of the Company or Plains under any state or federal laws relating to bankruptcy, insolvency or similar matters.

We have, with your permission, relied on advice of the Company’s legal counsel and independent accountants as to all legal, tax and financial reporting matters with respect to the Company and the Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, and all other applicable federal and provincial statues, rules and regulations and that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have further assumed, with your permission, that (i) the final form of the Agreement will be substantially similar to the last draft reviewed by us, (ii) the Merger will be consummated in accordance with the terms described in the Agreement, without any amendments thereto, and without waiver by the Company of any of the conditions to Plains’s obligations, (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which the Company or Plains or any of their respective subsidiaries or affiliates is a party, (iv) in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger and (v) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its consolidated financial statements provided to us by the Company.

This opinion is for the benefit and use of the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger or any matter related thereto. This opinion does not address the merits of the decision of the Board of Directors or the Company to enter into the Agreement as compared to any alternative business transaction that might be available to the Company, nor does it address the underlying business decision of the Board of Directors or the Company to engage in the Merger. Further, this opinion addresses only the fairness as of the date hereof of the Exchange Ratio from a financial point of view to the holders of Company common stock other than Plains and its affiliates, and does not address any other aspect of the Merger or Agreement. This opinion is based on the economic, market and other conditions as they exist and as evaluated on the date hereof, and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion after the date hereof. We are not expressing any opinion herein as to the prices that the Company common stock or Plains common stock will trade following the announcement or consummation of the Merger.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of Company common stock other than Plains and its affiliates.

Very truly yours,

JEFFERIES & COMPANY, INC.

ANNEX D

SECOND CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PLAINS EXPLORATION & PRODUCTION COMPANY

Plains Exploration & Production Company (the “Corporation”), a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby files this Second Certificate of Amendment (this “Amendment”) to the Certificate of Incorporation of the Corporation, as amended, and hereby certifies as follows:

1.	The name of the Corporation is Plains Exploration & Production Company. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 18, 2002 and the Certificate of Amendment was filed with the Secretary of State of the State of Delaware on May 14, 2004.

2.	The first paragraph of Article FOURTH of the Corporation’s Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

“The total number of shares of capital stock that the Corporation is allowed to issue is 205,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

3.	This Amendment was duly adopted at a meeting of the board of directors of the Corporation and at a special meeting of the stockholders of the Corporation in accordance with the provisions of Section 242(b) of the DGCL.

4.	This Amendment shall become effective upon its filing in accordance with the provisions of Section 103(d) of the DGCL.

[Remainder of page intentionally left blank]

D-1

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer on                     , 2006.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:
Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel and Secretary

D-2

ANNEX E

AMENDED AND RESTATED

PLAINS EXPLORATION & PRODUCTION COMPANY

2004 STOCK INCENTIVE PLAN

(As Amended             , 2006)

1. Purpose.

The purpose of this Plan is to strengthen Plains Exploration & Production Company, a Delaware corporation (the “Company”), by providing an incentive to its employees, officers, consultants and directors and thereby encouraging them to devote their abilities and industry to the success of the Company’s business enterprise. It is intended that this purpose be achieved by extending to employees (including future employees who have received a formal written offer of employment), officers, consultants and directors of the Company and its Subsidiaries and Affiliates an added long-term incentive for high levels of performance and unusual efforts through the grant of Incentive Stock Options, Nonqualified Stock Options, SARs, Performance Units, Performance Shares, Restricted Stock and Other Stock-Based Awards (as each term is herein defined).

2. Definitions.

For purposes of the Plan:

2.1 “Adjusted Appreciation Value” means, in the event of a Change in Control, the appreciation in the Adjusted Fair Market Value of a Share for purposes of determining payments to be made to a Grantee, and shall be measured by determining the amount equal to the Adjusted Fair Market Value of a Share on the exercise date minus the exercise price of the SAR being exercised. Neither this definition nor the use of this definition shall have any force or effect with respect to any provision or feature of the Plan that constitutes or provides for a Nonqualified Deferred Compensation Plan, if the usage of this definition violates Section 409A.

2.2 “Adjusted Fair Market Value” means, in the event of a Change in Control, the greater of (a) the highest price per Share paid to holders of the Shares in any transaction (or series of transactions) constituting or resulting in a Change in Control or (b) the highest Fair Market Value of a Share during the ninety (90) day period ending on the date of a Change in Control. Neither this definition nor the use of this definition shall have any force or effect with respect to any provision or feature of the Plan that constitutes or provides for a Nonqualified Deferred Compensation Plan, if the usage of this definition violates Section 409A.

2.3 “Affiliate” means (i) any entity in which the Company directly or indirectly, owns twenty percent (20%) or more of the combined voting power, as determined by the Committee, (ii) any “parent corporation” of the Company (as defined in Section 424(e) of the Code), (iii) any “subsidiary corporation” of any such parent corporation (as defined in Section 424(f) of the Code) of the Company and (iv) any trades or businesses, whether or not incorporated which are members of a controlled group or are under common control (as defined in Sections 414(b) or (c) of the Code) with the Company, but using the threshold of 20% ownership wherever 80% or 50% appears.

2.4 “Agreement” means the written agreement between the Company and an Optionee or Grantee evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

2.5 “Appreciation Value” means the appreciation in the Fair Market Value of a Share for purposes of determining payments to be made to a Grantee, and shall be measured by determining the amount equal to the Fair Market Value of a Share on the exercise date minus the exercise price of the SAR being exercised.

2.6 “Award” means a grant of SARs, Restricted Stock or Restricted Stock Units, a Performance Award, an Other Stock-Based Award or any or all of them.

2.7 “Board” means the Board of Directors of the Company.

2.8 “Cause” means:

(a) for purposes of Section 6, the commission of an act of fraud or intentional misrepresentation or an act of embezzlement, misappropriation or conversion of assets or opportunities of the Company or any of its Subsidiaries; and

(b) in the case of an Optionee or Grantee whose employment with the Company, Subsidiary or Affiliate is subject to the terms of an employment agreement between such Optionee or Grantee and the Company, Subsidiary or Affiliate, which employment agreement includes a definition of “Cause”, the term “Cause” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

(c) in all other cases, (i) intentional failure to perform reasonably assigned duties, (ii) dishonesty or willful misconduct in the performance of duties, (iii) involvement in a transaction in connection with the performance of duties to the Company or any of its Subsidiaries or Affiliates which transaction is adverse to the interests of the Company or any of its Subsidiaries or Affiliates and which is engaged in for personal profit or (iv) willful violation of any law, rule or regulation in connection with the performance of duties (other than traffic violations or similar minor offenses) provided, however, that following a Change in Control clause (i) of this Section 2.8(c) shall not constitute “Cause.”

2.9 “Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.10 A “Change in Control” shall mean the occurrence of any of the following:

(a) The acquisition by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of any securities of the Company which generally entitles the holder thereof to vote for the election of directors of the Company (the “Voting Securities”) which, when added to the Voting Securities then “Beneficially Owned” by such Person, would result in such Person either “Beneficially Owning” fifty percent (50%) or more of the combined voting power of the Company’s then outstanding Voting Securities or having the ability to elect fifty percent (50%) or more of the Company’s directors; provided, however, that for purposes of this paragraph (a) of Section 2.10, a Person shall not be deemed to have made an acquisition of Voting Securities if such Person: (i) becomes the Beneficial Owner of more than the permitted percentage of Voting Securities solely as a result of open market acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by such Person; (ii) is the Company or any corporation or other Person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company (a “Controlled Entity”); (iii) acquires Voting Securities in connection with a “Non-Control Transaction” (as defined in paragraph (c) of this Section 2.10); or (iv) becomes the Beneficial Owner of more than the permitted percentage of Voting Securities as a result of a transaction approved by a majority of the Incumbent Board (as defined in paragraph (b) below); or

(b) The individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that if either the election of any new director or the nomination for election of any new director by the Company’s stockholders was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(c) The consummation of a merger, consolidation or reorganization involving the Company (a “Business Combination”), unless (i) the stockholders of the Company, immediately before the Business Combination, own, directly or indirectly immediately following the Business Combination, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from the Business Combination (the “Surviving Corporation”) in substantially the same proportion as their ownership of the Voting Securities immediately before the Business Combination, and (ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for the Business Combination constitute at least a majority of the members of the Board of Directors of the Surviving Corporation, and (iii) no Person (other than (x) the Company or any Controlled Entity, (y) a trustee or other fiduciary holding securities under one or more employee benefit plans or arrangements (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation or any Controlled Entity, or (z) any Person who, immediately prior to the Business Combination, had Beneficial Ownership of fifty percent (50%) or more of the then outstanding Voting Securities) has Beneficial Ownership of fifty percent (50%) or more of the combined voting power of the Surviving Corporation’s then outstanding voting securities (a Business Combination described in clauses (i), (ii) and (iii) of this paragraph shall be referred to as a “Non-Control Transaction”);

(d) A complete liquidation or dissolution of the Company; or

(e) The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Controlled Entity).

Notwithstanding the foregoing, if Optionee’s or Grantee’s employment is terminated and Optionee or Grantee reasonably demonstrates that such termination (x) was at the request of a third party who has indicated an intention or has taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control or (y) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then for all purposes hereof, the date of a Change in Control with respect to Optionee or Grantee shall mean the date immediately prior to the date of such termination of employment.

A Change in Control shall not be deemed to occur solely because fifty percent (50%) or more of the then outstanding Voting Securities is Beneficially Owned by (x) a trustee or other fiduciary holding securities under one or more employee benefit plans or arrangements (or any trust forming a part thereof) maintained by the Company or any Controlled Entity or (y) any corporation which, immediately prior to its acquisition of such interest, is owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock in the Company immediately prior to such acquisition or (B) Plains Resources Inc, distributes to its stockholders all of the capital stock of the Company then held by it.

Notwithstanding any other provision of the Plan, with respect to any provision or feature of the Plan that constitutes or provides for a Nonqualified Deferred Compensation Plan, no event or transaction will constitute a Change in Control unless it is a change in control within the meaning of Section 409A; provided, however, that this sentence will have no effect if the occurrence of the Change in Control and the subsequent treatment of any Award hereunder does not violate Section 409A.

2.11 “Code” means the Internal Revenue Code of 1986, as amended and any applicable guidance issued by the Internal Revenue Service with respect thereto.

2.12 “Committee” means a committee, as described in Section 3.1, appointed by the Board from time to time to administer the Plan and to perform the functions set forth herein.

2.13 “Company” means Plains Exploration and Production Company.

2.14 “Director” means a director of the Company.

2.15 “Disability” means:

(a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of “Disability”, the term “Disability” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; or

(b) the term “Disability” as used in the Company’s long-term disability plan, if any; or

(c) in all other cases, the term “Disability” as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Optionee’s or Grantee’s ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

Notwithstanding any other provision of the Plan, with respect to any provision or feature of the Plan that constitutes or provides for a Nonqualified Deferred Compensation Plan, no occurrence of Disability set forth above will constitute a disability unless it is a disability within the meaning of Section 409A; provided, however, that this sentence will have no effect if the occurrence of such Disability and the subsequent treatment of any Award hereunder does not violate Section 409A.

2.16 “Division” means any of the operating units or divisions of the Company designated as a Division by the Committee.

2.17 “Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Options or Awards subject to the conditions set forth herein: (a) any director, officer or employee of the Company, Subsidiary or Affiliate, (b) any individual to whom the Company or Subsidiary or Affiliate has extended a formal, written offer of employment, or (c) any consultant or advisor of the Company, Subsidiary or Affiliate.

2.18 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.19 “Fair Market Value” means, as of any date, the value of a Share determined as follows so long as such method is consistently applied in valuing Shares:

(a) With respect to publicly traded Shares, and based upon trading prices reported by the New York Stock Exchange, the Nasdaq National Market or the principal securities exchange on which the Share is listed for trading, whichever is applicable, the closing price on the trading day before the grant.

(b) In the absence of an established market for the Shares of the type described above, the Committee will determine the Share’s Fair Market Value in good faith using a reasonable valuation methodology.

2.20 “Grantee” means a person to whom an Award has been granted under the Plan.

2.21 “Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

2.22 “Nonemployee Director” means a director of the Company who is a “nonemployee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

2.23 “Nonqualified Deferred Compensation” means any nonqualified deferred compensation that is subject to Section 409A.

2.24 “Nonqualified Stock Option” means an Option which is not an Incentive Stock Option.

2.25 “Option” means a Nonqualified Stock Option, an Incentive Stock Option, a Formula Option, or any or all of them.

2.26 “Optionee” means a person to whom an Option has been granted under the Plan.

2.27 “Other Stock-Based Award” means a Share-based or Share-related Award granted pursuant to Section 12.

2.28 “Outside Director” means a director of the Company who is an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

2.29 “Parent” means any corporation which is a parent corporation (within the meaning of Section 424(e) of the Code) with respect to the Company.

2.30 “Performance Awards” means Performance Units, Performance Shares or either or both of them.

2.31 “Performance-Based Compensation” means any Option or Award that is intended to constitute “performance based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

2.32 “Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, or a Subsidiary Affiliate or Division will be measured.

2.33 “Performance Objectives” has the meaning set forth in Section 11.

2.34 “Performance Shares” means Shares issued or transferred to an Eligible Individual under Section 11.

2.35 “Performance Units” means Performance Units granted to an Eligible Individual under Section 11.

2.36 “Plan” means the Plains Exploration and Production Company 2004 Stock Incentive Plan, as amended and restated from time to time.

2.37 “Retained Distribution” means any securities or other property (other than regular cash dividends) distributed by the Company in respect of Restricted Stock during any Restricted Period.

2.38 “Restatement Effective Date” means the date established by the Board in Section 21.5.

2.39 “Restricted Period” means the period designated by the Committee during which Restricted Stock may not be sold, assigned, pledged or otherwise encumbered.

2.40 “Restricted Stock” means Shares issued or transferred to an Eligible Individual pursuant to Section 9.

2.41 “Restricted Stock Unit” means a right to receive one Share or a cash amount equal to the Fair Market Value of one Share or a combination thereof, as determined by the Committee in its sole discretion, subject to the terms of the Plan and the applicable Agreement.

2.42 “SAR” means a right to receive the Appreciation Value of a Share.

2.43 “Section 409A” means Section 409A of the Code and the guidance and regulations issued thereunder.

2.44 “Securities Act” means the Securities Act of 1933, as amended.

2.45 “Shares” means the common stock, par value $.01 per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

2.46 “Subsidiary” means (i) except as provided in subsection (ii) below, any corporation which is a subsidiary corporation within the meaning of Section 424(f) of the Code with respect to the Company, and (ii) in relation to the eligibility to receive Options or Awards other than Incentive Stock Options and continued employment for purposes of Options and Awards (unless the Committee determines otherwise), any entity, whether or not incorporated, in which the Company directly or indirectly owns 50% or more of the outstanding equity or other ownership interests.

2.47 “Ten-Percent Stockholder” means an Eligible Individual, who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or of a Parent, Subsidiary or Affiliate.

3. Administration.

3.1 The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall keep minutes of its meetings. A quorum shall be a majority of the members of the Committee and a majority of a quorum may authorize any action. Any decision or determination reduced to writing and signed by all of the members of the Committee shall be as fully effective as if made by a vote at a meeting duly called and held. The Committee shall consist of one (1) or more Directors and may consist of the entire Board. If the Committee consists of less than the entire Board, then with respect to any Option or Award to an individual who is subject to Section 16 of the Exchange Act, the Committee shall consist of at least two (2) Directors each of whom shall be a Nonemployee Director. With respect to any award under the Plan that is intended to qualify as performance-based compensation for the purposes of Section 162(m) of the Code, the Committee shall consist solely of two (2) or more Directors each of whom shall be an Outside Director. For purposes of the preceding sentence, if one or more members of the Committee is not a Nonemployee Director and an Outside Director but recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting. Subject to applicable law, the Committee may delegate its authority under the Plan to any other person or persons.

3.2 No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

3.3 Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) determine those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and to prescribe the terms and conditions (which need not be identical) of each such Option, including the exercise price per Share, the vesting schedule and the duration of each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

(b) select those Eligible Individuals to whom Awards shall be granted under the Plan and to determine the number of Shares in respect of which each Award is granted, the terms and conditions (which need not be identical) of each such Award, and make any amendment or modification to any Award Agreement consistent with the terms of the Plan;

(c) to construe and interpret the Plan and the Options and Awards granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan complies with Rule 16b-3 under the Exchange Act, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final, binding and conclusive upon the Company, its Subsidiaries, the Optionees and Grantees, and all other persons having any interest therein;

(d) to determine the duration and purposes for leaves of absence which may be granted to an Optionee or Grantee on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(e) to exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

4. Stock Subject to the Plan; Grant Limitations.

4.1 The maximum number of Shares that may be made the subject of Options and Awards granted under the Plan is 12,000,000, including all Shares subject to Options and Awards granted prior to the Restatement Effective Date; provided, however, that in the aggregate, not more than 12,000,000 of the allotted Shares may be made the subject of Restricted Stock Awards or Restricted Stock Units under Sections 9 and 10 of the Plan, respectively (other than Shares of Restricted Stock made in settlement of Performance Units pursuant to Section 11.1(b). The maximum number of Shares that may be the subject of Options and Awards granted to an Eligible Individual in any one calendar year period may not exceed 3,500,000 Shares. The maximum dollar amount of cash or the Fair Market Value of Shares that any Eligible Individual may receive in any calendar year in respect of Performance Units denominated in dollars may not exceed $10,000,000. The Company shall reserve for the purposes of the Plan, out of its authorized but unissued Shares or out of Shares held in the Company’s treasury, or partly out of each, such number of Shares as shall be determined by the Board.

4.2 In connection with the grant of an Option or an Award (other than the grant of a Performance Unit denominated in dollars), the number of Shares shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated; provided, however, that if any Option is exercised by tendering Shares, either actually or by attestation, as full or partial payment of the exercise price, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares so tendered. In connection with the exercise of an Award of SARs, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares equal to the number of SARs being exercised minus the number of Shares that are issued upon such exercise, provided that if the number of Shares issued is greater than the number of SARs being exercised, the amount equal to the difference between those numbers shall be subtracted from the maximum number of Shares available under the Plan.

4.3 Whenever any outstanding Option or Award or portion thereof expires, is canceled, is settled in cash (including the settlement of tax withholding obligations using Shares) or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the Shares allocable to the expired, canceled, settled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted hereunder.

4.4 In no event may more than 12,000,000 Shares be issued upon the exercise of Incentive Stock Options granted under the Plan.

5. Option Grants for Eligible Individuals.

5.1 Authority of Committee. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions of the grant to such Eligible Individuals shall be set forth in an Agreement. Subject to applicable law and regulations, Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or any Subsidiary or Affiliate.

5.2 Exercise Price. The purchase price or the manner in which the exercise price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; provided, however, that the exercise price per Share under each Option shall not be less than 100% of the

Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

5.3 Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine, provided that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and a Nonqualified Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted; provided, however, that unless the Committee provides otherwise an Option (other than an Incentive Stock Option) may, upon the death of the Optionee prior to the expiration of the Option, be exercised for up to one (1) year following the date of the Optionee’s death even if such period extends beyond ten (10) years from the date the Option is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

5.4 Vesting. Subject to Section 7.4, each Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

5.5 Limitations on Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no Incentive Stock Option shall be granted more than ten years after the Restatement Effective Date. An Option shall be treated as an Incentive Stock Option only to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares with respect to which all Incentive Stock Options held by an Optionee (under the Plan and all other plans of the Company, its Parent or any Subsidiary), become exercisable for the first time during any calendar year does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted. To the extent this limitation is exceeded, an Option shall be treated as a Nonqualified Stock Option regardless of its designation as an Incentive Stock Option. Should any Incentive Stock Option remain exercisable after three months after employment terminates for any reason other than Disability or death, or after one year if employment terminates due to death or Disability, the Option shall immediately be converted to a Nonqualified Stock Option. In order to obtain the benefits of an Incentive Stock Option under the Code, no sale or other disposition may be made of any shares upon exercise of such Option until the later of one year from the date of issuance of the shares acquired pursuant to the exercise of the Option, or two years from the grant date of the Option. The Company shall have no liability in the event it is determined that any Option intended to be an Incentive Stock Option fails to qualify as such, whether such failure is a result of a disqualifying disposition or the terms of this Plan or any governing Agreement.

6. Grants for Nonemployee Directors.

6.1 Grant. In its discretion, the Committee may elect to grant Options (and other Awards) to Nonemployee Directors or Outside Directors under any terms or conditions it deems reasonable.

7. Terms and Conditions Applicable to All Options.

7.1 Non-Transferability. No Option shall be transferable by the Optionee otherwise than by will or by the laws of descent and distribution or, in the case of an Option other than an Incentive Stock Option, pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and an Option shall be exercisable during the lifetime of such Optionee only by the Optionee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Option (other than an Incentive Stock Option) at the time of grant or thereafter, that the Option may be transferred to members of the Optionee’s immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Option shall be deemed to be the Optionee. For this purpose, immediate family means the Optionee’s spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

7.2 Method of Exercise. The exercise of an Option shall be made only by a written notice delivered in person or by mail or telecopy to the Secretary of the Company at the Company’s principal executive office (or through such other notification method that the Committee may adopt), specifying the number of Shares to be exercised and, to the extent applicable, accompanied by payment therefore and otherwise in accordance with the Agreement pursuant to which the Option was granted. The exercise price for any Shares purchased pursuant to the exercise of an Option shall be paid, in either of the following forms (or any combination thereof): (a) cash or (b) the transfer, either actually or by attestation, to the Company of Shares that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee or (c) a combination of cash and the transfer of Shares; provided, however, that the Committee may determine that the exercise price shall be paid only in cash. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. Any Shares transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the date of exercise of such Option. If requested by the Committee, the Optionee shall deliver the Agreement evidencing the Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Optionee. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares. Notwithstanding the foregoing, to the extent that the Committee determines that a cashless exercise or other method of exercise hereunder would be deemed under applicable law, regulation or exchange requirement, to be an impermissible extension of credit or arrangement of credit by the Company for the benefit of an officer, or to be prohibited for any other reason, such method of exercise shall not be permitted with respect to such Optionee.

7.3 Rights of Optionees. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (a) the Option shall have been exercised pursuant to the terms thereof, (b) the Company shall have issued and delivered Shares to the Optionee, and (c) the Optionee’s name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

7.4 Effect of Change in Control. In the event of a Change in Control, all Options outstanding on the date of such Change in Control shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of an Option, an Optionee will be permitted to surrender to the Company for cancellation within ninety (90) days after such Change in Control any Option or portion of an Option to the extent not yet exercised and the Optionee will be entitled to receive a cash payment in an amount equal to the excess, if any, of (a) (i) in the case of a Nonqualified Stock Option, the greater of (A) the Fair Market Value, on the date of surrender, of the Shares subject to the Option or portion thereof surrendered or (B) the Adjusted Fair Market Value of the Shares subject to the Option or portion thereof surrendered or (ii) in the case of an Incentive Stock Option, the Fair Market Value, on the date of surrender, of the Shares subject to the Option or portion thereof surrendered, over (b) the aggregate exercise price for such Shares under the Option or portion thereof surrendered. The Committee has the discretion to modify an Option to include the provision set forth in the preceding sentence. In the event that the Committee requires exercise of Options at the time of such Change in Control, they shall be cancelled effective as of the Change in Control. The Committee may require cancellation of Options in the Agreement evidencing the Options or by resolution at the time of a Change in Control. Notwithstanding any other provision of this Plan or any Agreement, the Committee may require such cancellation without an Optionee’s consent even if the cancellation is a modification of the terms of an Option. In the event an Optionee’s employment or service with the Company and its Subsidiaries terminates following a Change in Control, each Option held by the Optionee that remains outstanding after the Change in Control and that was exercisable as of the date of termination of the Optionee’s employment or service shall, notwithstanding any shorter period set forth in the Agreement evidencing the Option, remain exercisable for a period ending not before the earlier of (x) the first anniversary of the termination of the Optionee’s employment or service or (y) the expiration of the stated term of the Option.

8. SARs.

8.1 Grant. The Committee may in its discretion, either alone or in connection with the grant of an Option, grant SARs to Eligible Individuals in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. If granted in connection with an Option, a SAR shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 8, be subject to the same terms and conditions as the related Option. A SAR may be granted (i) at any time if unrelated to an Option, or (ii) if related to an Option, at the time of grant.

8.2 SAR Related to an Option.

(a) Exercise. A SAR granted in connection with an Option shall be exercisable at such time or times and only to the extent that the related Options are exercisable, and will not be transferable except to the extent the related Option may be transferable. A SAR granted in connection with an Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the purchase price specified in the related Option Agreement.

(b) Amount Payable. Upon the exercise of SARs related to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the Appreciation Value of a Share, by (B) the number of SARs being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any SAR by including such a limit in the Agreement evidencing the SAR at the time it is granted.

(c) Treatment of Related Options and SARs Upon Exercise. Upon the exercise of a SAR granted in connection with an Option, the Option shall be canceled to the extent of the number of Shares as to which the SAR is exercised, and upon the exercise of an Option granted in connection with a SAR, the SAR shall be canceled to the extent of the number of Shares as to which the Option is exercised or surrendered.

8.3 SAR Unrelated to an Option. The Committee may grant SARs unrelated to Options. SARs unrelated to Options shall contain such terms and conditions as to exercisability (subject to Section 8.6), vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years. Upon exercise of a SAR unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the Appreciation Value of a Share, by (B) number of SARs being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any SAR by including such a limit in the Agreement evidencing the SAR at the time it is granted.

8.4 Method of Exercise. The exercise of an Award of SARs shall be made only by a written notice delivered in person or by mail or telecopy to the Secretary of the Company at the Company’s principal executive office (or through such other notification method that the Committee may adopt), specifying the number of SARs with respect to which the Award is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the SARs being exercised and the Agreement evidencing any related Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

8.5 Form of Payment. Payment of the amount determined under Sections 8.2(b) or 8.3 shall be made solely in cash.

8.6 Effect of Change in Control. In the event of a Change in Control, all outstanding SARs shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of a SAR unrelated to an Option (including as such Agreement may be amended in the Committee’s sole discretion prior the Change in Control), a Grantee will be entitled to receive a payment from the Company in cash (provided that the SARs have any Appreciation Value), as the Committee shall determine, with a value equal to (A) the greater of (x) the aggregate Appreciation Value, on the date of exercise, of the unexercised SARS and (y) the aggregate Adjusted Appreciation Value, on the date of exercise, of the unexercised SARs. In the event that the Committee requires exercise of SARs at the time of such Change in Control (even if they have no Appreciation Value), they shall be cancelled effective as of the Change in Control. The Committee may require cancellation of SARs in the Agreement evidencing the SARs or by resolution at the time of a Change in Control. Notwithstanding any other provision of this Plan or any Agreement, the Committee may require such cancellation without a Grantee’s consent even if the cancellation is a modification of the terms of the SARs. In the event a Grantee’s employment or other service with the Company terminates following a Change in Control and any SARs remain outstanding after the Change in Control, each SAR held by the Grantee that was exercisable as of the date of termination of the Grantee’s employment or other service shall remain exercisable for a period ending not before the earlier of the first anniversary of (A) the termination of the Grantee’s employment or (B) the expiration of the stated term of the SAR.

8.7 Non-Transferability. No SARs shall be transferable by the Grantee otherwise than by will or by the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and SARs shall be exercisable during the lifetime of such Grantee only by the Grantee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Award of SARs at the time of grant or thereafter, that the SARs may be transferred to members of the Grantee’s immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Award of SARs shall be deemed to be the Grantee. For this purpose, immediate family means the Grantee’s spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Award shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Grantee.

9. Restricted Stock.

9.1 Grant. The Committee may grant Awards to Eligible Individuals of Restricted Stock, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine and (without limiting the generality of the foregoing) such Agreements may require that an appropriate legend be placed on Share certificates. Awards of Restricted Stock shall be subject to the terms and provisions set forth below in this Section 9.

9.2 Rights of Grantee. Shares of Restricted Stock granted pursuant to an Award hereunder shall be issued in the name of the Grantee as soon as reasonably practicable after the Award is granted provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Shares. If a Grantee shall fail to execute the Agreement evidencing a Restricted Stock Award, or any documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with a Restricted Stock Award shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares (other than Retained Distributions). The Company shall retain custody of all Retained Distributions made or declared with respect to the Restricted Stock and such Retained Distributions shall be subject to the same restrictions on terms and conditions as are applicable to the Restricted Stock

9.3 Non-transferability. Until all restrictions upon the Shares of Restricted Stock awarded to a Grantee shall have lapsed in the manner set forth in Section 9.4, such Shares and Retained Distribution shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

9.4 Lapse of Restrictions.

(a) Generally. Restrictions upon Shares of Restricted Stock awarded hereunder shall lapse at such time or times and on such terms and conditions as the Committee may determine (the “Restricted Period”). The Agreement evidencing the Award shall set forth any such restrictions.

(b) Effect of Change in Control. Unless the Committee shall determine otherwise at the time of the grant of an Award of Restricted Stock, the restrictions upon Shares of Restricted Stock shall lapse upon a Change in Control. The Agreement evidencing the Award shall set forth any such provisions.

9.5 Treatment of Dividends. At the time an Award of Shares of Restricted Stock is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on such Shares by the Company shall be (a) deferred until the lapsing of the restrictions imposed upon such Shares and (b) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in Shares (which shall be held as additional Shares of Restricted Stock) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Shares of Restricted Stock (whether held in cash or as additional Shares of Restricted Stock), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Shares of Restricted Stock shall be forfeited upon the forfeiture of such Shares.

9.6 Delivery of Shares. Upon the lapse of the restrictions on Shares of Restricted Stock, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

10. Restricted Stock Units.

10.1 Grant. The Committee may grant Awards of Restricted Stock Units to Eligible Individuals, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine, subject to the terms and provisions set forth below in this Section 10.

10.2 Rights of Grantees. Until all restrictions upon the Restricted Stock Units awarded to a Grantee shall have lapsed in the manner set forth in Section 10.5, the Grantee shall not be a shareholder of the Company, nor have any of the rights or privileges of a shareholder of the Company, including, without limitation, rights to receive dividends and voting rights.

10.3 Restricted Stock Unit Account. The Company shall establish and maintain a separate account (“Restricted Stock Unit Account”) for each Grantee who has received a grant of Restricted Stock Units, and such account shall be credited for the number of Restricted Stock Units granted to such Grantee. Unless otherwise provided in an applicable Restricted Stock Unit Agreement, a Grantee’s Restricted Stock Unit Account shall be credited for any securities or other property (including regular cash dividends) distributed by the Company in respect of its Shares. Any such property shall be subject to the same vesting schedule as the Restricted Stock Units to which they relate.

10.4 Non-transferability. Until all restrictions upon the Restricted Stock Units awarded to a Grantee shall have lapsed in the manner set forth in Section 10.5, such Restricted Stock Units and any related securities, cash dividends or other property credited to a Restricted Stock Unit Account shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

10.5 Vesting.

(a) Generally. Restricted Stock Units awarded hereunder and any related securities, cash dividends or other property credited to the Restricted Stock Unit Account shall vest at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award of Restricted Stock Units shall set forth any such terms and conditions.

(b) Effect of Change in Control. Unless the Committee shall determine otherwise at the time of the grant of an Award of Restricted Stock Units, the Restricted Stock Units and any related securities, cash dividends or other property credited to the Restricted Stock Unit Account shall vest upon a Change in Control. The Agreement evidencing the Award of Restricted Stock Units shall set forth any such provisions.

10.6 Payment or Delivery of Shares and Other Property. As soon as practicable after each vesting date of an Award of Restricted Stock Units, payment shall be made in Shares or in cash or in a combination thereof (based upon the Fair Market Value of the Shares on the day all restrictions lapse), as determined by the Committee in its sole discretion. If payment is made in Shares, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares free of all restrictions hereunder. Any securities, cash dividends or other property credited to a Restricted Stock Unit Account other than Restricted Stock Units shall be paid in kind, or, in the discretion of the Committee, in cash.

11. Performance Awards.

11.1 Performance Units. The Committee, in its discretion, may grant Awards of Performance Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Performance Units may be denominated in Shares or a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment as provided in Section 11.3(c) of (i) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (ii) in the case of dollar-denominated Performance Units, the specified dollar amount or (iii) a percentage (which may be more than 100%) of the amount described in clause (i) or (ii) depending on the level of Performance Objective attainment; provided, however, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(a) Vesting and Forfeiture. Subject to Sections 11.3(c) and 11.4, a Grantee shall become vested with respect to the Performance Units to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

(b) Payment of Awards. Subject to Section 11.3(c), payment to Grantees in respect of vested Performance Units shall be made as soon as practicable after the last day of the Performance Cycle to which such Award relates unless the Agreement evidencing the Award provides for the deferral of payment, in which event the terms and conditions of the deferral shall be set forth in the Agreement. Subject to Section 11.4, such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment; provided, however, that if the Committee in its discretion determines to make such payment entirely or partially in Shares of Restricted Stock, the

Committee must determine the extent to which such payment will be in Shares of Restricted Stock and the terms of such Restricted Stock at the time the Award is granted.

11.2 Performance Shares. The Committee, in its discretion, may grant Awards of Performance Shares to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance Shares shall be subject to the following terms and provisions:

(a) Rights of Grantee. The Committee shall provide at the time an Award of Performance Shares is made the time or times at which the actual Shares represented by such Award shall be issued in the name of the Grantee; provided, however, that no Performance Shares shall be issued until the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares. If a Grantee shall fail to execute the Agreement evidencing an Award of Performance Shares, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with an Award of Performance Shares shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have, in the discretion of the Committee, all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

(b) Non-transferability. Until any restrictions upon the Performance Shares awarded to a Grantee shall have lapsed in the manner set forth in Sections 11.2(c) or 11.4, such Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Grantee. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

(c) Lapse of Restrictions. Subject to Sections 11.3(c) and 11.4, restrictions upon Performance Shares awarded hereunder shall lapse and such Performance Shares shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Objectives as the Committee may, in its discretion, determine at the time an Award is granted.

(d) Treatment of Dividends. At the time the Award of Performance Shares is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on Shares represented by such Award which have been issued by the Company to the Grantee shall be (i) deferred until the lapsing of the restrictions imposed upon such Performance Shares and (ii) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in shares of Stock (which shall be held as additional Performance Shares) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Performance Shares (whether held in cash or in additional Performance Shares), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Performance Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Performance Shares shall be forfeited upon the forfeiture of such Performance Shares.

(e) Delivery of Shares. Upon the lapse of the restrictions on Performance Shares awarded hereunder, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

11.3 Performance Objectives.

(a) Establishment. Performance Objectives for Performance Awards may be expressed in terms of (i) revenue, (ii) net income, (iii) operating income; (iv) earnings per Share, (v) Share price, (vi) pre-tax profits, (vii) net earnings, (viii) return on equity or assets, (ix) sales, (x) market share, (xi) total Shareholder return, (xii) total Shareholder return relative to peers or (xiii) any combination of the foregoing. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries or Affiliates, any of its Divisions or segments or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the Performance Cycle has elapsed or (y) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remain substantially uncertain.

(b) Effect of Certain Events. At the time of the granting of a Performance Award, or at any time thereafter, in either case to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Performance Award as Performance-Based Compensation, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives), include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures or other corporate transactions, core process redesigns, structural changes/outsourcing, and foreign exchange impacts.

(c) Determination of Performance. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Grantee who is subject to Section 162(m) of the Code, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as Performance Based Compensation.

11.4 Effect of Change in Control. In the event of a Change in Control, unless otherwise determined by the Committee and set forth in the Agreement evidencing the Award:

(a) With respect to Performance Units, the Grantee shall (i) become vested in all outstanding of the Performance Units as if all Performance Objectives had been satisfied at the maximum level and (ii) be entitled to receive in respect of all Performance Units which become vested as a result of a Change in Control a cash payment within ten (10) days after such Change in Control.

(b) With respect to Performance Shares, all restrictions shall lapse immediately on all outstanding Performance Shares as if all Performance Objectives had been satisfied at the maximum level.

(c) The Agreements evidencing Performance Shares and Performance Units shall provide for the treatment of such Awards (or portions thereof), if any, which do not become vested as the result of a Change in Control, including, but not limited to, provisions for the adjustment of applicable Performance Objectives.

11.5 Non-transferability. Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

12. Other Share Based Awards.

The Committee may grant Other Stock-Based Awards to any Eligible Individual on such terms and conditions as the Committee may determine in its sole discretion. Other Stock-Based Awards may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.

13. Effect of a Termination of Employment.

Unless set forth in this Plan, the Agreement evidencing the grant of each Option and each Award shall set forth the terms and conditions applicable to such Option or Award upon a termination or change in the status of the employment or other service of the Optionee or Grantee by the Company, or a Subsidiary, Affiliate or Division (including a termination or change by reason of the sale of a Subsidiary, Affiliate or Division), which shall be as the Committee may, in its discretion, determine at the time the Option or Award is granted or thereafter. Notwithstanding the foregoing, if the terms of any employment agreement require that Options or Awards granted to an individual receive a specific treatment upon termination of employment, such terms shall be deemed to have been included in the Optionee’s or Grantee’s Agreement evidencing the Option or Award as of the date of grant of such Option or Award provided that such terms do not conflict with any of the terms of the Plan.

14. Adjustment Upon Changes in Capitalization.

(a) In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to (i) the maximum number, exercise price and class of Shares or other stock or securities with respect to which Options or Awards may be granted under the Plan, (ii) the maximum number, exercise price and class of Shares or other stock or securities that may be issued upon exercise of Incentive Stock Options, (iii) the maximum number, exercise price and class of Shares or other stock or securities with respect to which Options or Awards may be granted to any Eligible Individual in any one calendar year period, (iv) the number, exercise price and class of Shares or other stock or securities which are subject to outstanding Options or Awards granted under the Plan and (v) the Performance Objectives. As appropriate, such adjustment may include substituting stock or securities of another Company for the Shares covered by the original Option or Award.

(b) Any such adjustment in the Shares or other stock or securities subject to: (i) outstanding Options or Awards that are intended to qualify as Performance-Based Compensation shall be made in such a manner as not to adversely affect the treatment of the Options or Awards as Performance-Based Compensation, or (ii) outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made, to the extent possible, in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and as permitted by Sections 422 and 424 of the Code.

(c) If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to, or an Optionee shall be entitled to exercise an Option with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award or Option, as the case may be, prior to such Change in Capitalization.

15. Effect of Certain Transactions.

Subject to Sections 7.4, 8.6, 9.4(b), 10.5(b) and 11.4 or as otherwise provided in an Agreement, in the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a “Transaction”), the Plan and the Options and Awards issued hereunder shall continue in effect in accordance with their respective terms, except that following a Transaction either (i) each outstanding Option or Award shall be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each Optionee and Grantee shall be entitled to receive in respect of each Share subject to any outstanding Options or Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options and Awards prior to such Transaction. The treatment of any Option or Award as provided in this Section 15 shall be conclusively presumed to be appropriate for purposes of Section 11.

16. Interpretation.

Following the required registration of any equity security of the Company pursuant to Section 12 of the Exchange Act:

(a) The Plan is intended to comply with Rule 16b-3 promulgated under the Exchange Act and the Committee shall interpret and administer the provisions of the Plan or any Agreement in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

(b) Unless otherwise expressly stated in the relevant Agreement, each Option, and Performance Award granted under the Plan is intended to be Performance-Based Compensation. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to such Options or Awards even if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Options or Awards to fail to qualify as Performance-Based Compensation.

17. Termination and Amendment of the Plan or Modification of Options and Awards.

The Plan shall terminate on the day preceding the tenth anniversary of the Restatement Effective Date, and no Option or Award may be granted thereafter. The Board may sooner terminate the Plan and the Board may at any time and from time to time amend, modify or suspend the Plan or any Agreement hereunder; provided, however, that:

(a) no such amendment, modification, suspension or termination shall: (i) impair or adversely alter any Options or Awards theretofore granted under the Plan, except with the consent of the Optionee or Grantee (unless expressly provided for and only to the extent provided for in Sections 7.4, 8.6, 9.4(b), 10.5(b), 11.4, 14(b)(ii), or 15), (ii) deprive any Optionee or Grantee of any Shares which he or she may have acquired through or as a result of the Plan, or (iii) constitute a repricing of any Option or substitute a new Option for a previous Option which substitution would constitute a repricing, and

(b) to the extent necessary under any applicable law, regulation or exchange requirement, no amendment shall be effective unless approved by the stockholders of the Company in accordance with applicable law, regulation or exchange requirement.

18. Non-Exclusivity of the Plan.

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

19. Limitation of Liability.

As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(a) give any person any right to be granted an Option or Award other than at the sole discretion of the Committee;

(b) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

(c) limit in any way the right of the Company or any Subsidiary or Affiliate to terminate the employment of any person at any time; or

(d) be evidence of any agreement or understanding, expressed or implied, that the Company will employ any person at any particular rate of compensation or for any particular period of time.

20. Regulations and Other Approvals; Governing Law.

20.1 Except as to matters of federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles thereof.

20.2 The obligation of the Company to sell or deliver Shares with respect to Options and Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

20.3 The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority, or to obtain for Eligible Individuals granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

20.4 Each Option and Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Award or the issuance of Shares, no Options or Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

20.5 Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Option or Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such Shares shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

21. Miscellaneous.

21.1 Multiple Agreements. The terms of each Option or Award may differ from other Options or Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option or Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Options or Awards previously granted to that Eligible Individual unless such substitution would constitute a repricing.

21.2 Withholding of Taxes.

(a) At such times as an Optionee or Grantee recognizes taxable income in connection with the receipt of Shares or cash hereunder (a “Taxable Event”), the Optionee or Grantee shall pay to the Company an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the

”Withholding Taxes”) prior to the issuance, or release from escrow, of such Shares or the payment of such cash. The Company shall have the right to deduct from any payment of cash to an Optionee or Grantee an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. The Committee may provide in the Agreement at the time of grant, or at any time thereafter, that the Optionee or Grantee, in satisfaction of the obligation to pay Withholding Taxes to the Company, may elect to have withheld a portion of the Shares then issuable to him or her having an aggregate Fair Market Value equal to the Withholding Taxes.

(b) If an Optionee makes a disposition, within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to the exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

(c) The Optionee or Grantee shall be solely responsible for and liable for any tax consequences (including but not limited to any interest or penalties) as a result of participation in the Plan. Neither the Board, nor the Company nor the Committee makes any commitment or guarantee that any federal, state or local tax treatment will apply or be available to any person participating or eligible to participate hereunder and assumes no liability whatsoever for the tax consequences to the Optionees and Grantees.

21.3 Substitute Options and Awards.

The Committee shall have the authority to substitute Options and Awards under this Plan for any Options and Awards that are transferred to the Company or Affiliate whether such transfer occurs due to a Change in Control or any other corporate action or transaction that the Committee deems appropriate for such substitution. The number of Shares covered by such substitute Options or Awards shall not reduce the aggregate number of Shares available for grant under the Plan; and shall not be subject to the other limitations set forth in Section 4.1 unless required by applicable law. The date of grant of any replacement Option or Award shall relate back to the initial option or award being assumed or replaced, and service with the acquired business shall constitute service with the Company or its Affiliates the date it was adopted.

21.4 Section 409A Compliance. To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with the requirements of Section 409A and any related regulations or other guidance promulgated with respect to that section by the U.S. Department of the Treasury or the Internal Revenue Service. Any provision that would cause the Plan or any Award granted under the Plan to fail to satisfy Code Section 409A will have no force or effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by Code Section 409A.

21.5 Effective Date. The effective date of the Plan as originally adopted is May 14, 2004. With respect to any additional Shares that were not approved until this restatement, the Restatement Effective Date shall be as determined by the Board; provided, however, that any Options or Awards granted hereunder prior to the date that the Company’s stockholders approve the Amended and Restated Plan shall be contingent on such approval, and no Incentive Stock Options may be granted with respect to such additional Shares unless and until the Plan is approved by the Company’s Stockholders within twelve (12) months of its adoption by the Board. Unless the Company determines to submit Section 11 of the Plan and the definition of Performance Objectives to the Company’s stockholders at the first stockholder meeting that occurs in the fifth year following the year in which the Amended and Restated Plan was last approved by stockholders (or any earlier meeting designated by the Board), in accordance with the requirements of Section 162(m) of the Code, and such stockholder approval is obtained, then no further Performance Awards may be made to Grantees who are subject to Section 162(m) of the Code under Section 11 after the date of such annual meeting, but the remainder of the Plan will continue in effect.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The discussion below summarizes the material indemnification provisions of Plains’ certificate of incorporation and bylaws and Section 145 of the Delaware General Corporation Law.

Plains’ certificate of incorporation provides that Plains must indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any threatened, pending or contemplated action, suit or proceeding (whether civil, criminal, administrative, arbitrative or investigative) any appeal in such action, suit or proceeding and any inquiry or investigation that could lead to such action, suit or proceeding by reason of fact that he is or was one of Plains’ directors or officers or by reason of the fact that such director or officer, at Plains’ request, is or was serving as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of an enterprise. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of Plains’ certificate of incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

Additionally, Plains’ certificate of incorporation and bylaws provide for mandatory indemnification of Plains’ officers and directors to at least the extent specifically allowed by Section 145 of the DGCL. However, under Plains certificate of incorporation, except for proceedings to enforce right to indemnification, Plains is not required to indemnify anyone (including his heirs, executors or representatives) in connection with any action, suit or proceeding initiated by such person unless it was authorized by or consented to the Plains’ board. Plains’ bylaws follow the language of Section 145 of the DGCL; however, the advancement of expenses by Plains does not extend to administrative or investigative actions, suits and proceedings.

Pursuant to Section 145 of the DGCL, Plains generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, Plains’ best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both costs actions in such person’s official capacity and as to action in another capacity while holding such office. Plains also has the power to purchase and maintain insurance for such directors and officers.

The merger agreement provides that, for six years after the effective time of the merger, Plains merger subsidiary will indemnify the present and former officers and directors of Stone and its subsidiaries from liabilities actually and reasonably incurred by them arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Plains’ certificate of incorporation, bylaws. In addition, Plains will maintain Stone’s directors’ and officers’ insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time.

ITEM 21. EXHIBITS	AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated April 23, 2006 by and among Plains Exploration & Production Company, Stone Energy Corporation and Plains Acquisition Corporation (incorporated by reference to Exhibit 99.2 to Stone Energy Corporation’s Schedule 13D filed on May 3, 2006 (File No. 001-12074)).

3.1	Certificate of Incorporation of Plains Exploration & Production Company (incorporated by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-90974) filed on October 3, 2002 (the “Amendment No. 2 to Form S-1”)).

3.2	Certificate of Amendment to the Certificate of Incorporation of Plains Exploration & Production Company dated May 14, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the period ending June 30, 2004 (the “June 30, 2004 10-Q”)).

3.3	Bylaws of Plains Exploration & Production Company (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to Form S-1).

4.1	Amended and Restated Indenture, dated as of June 18, 2004, among Plains Exploration & Production Company, Plains E&P Company, the Subsidiary Guarantor Parties Thereto, and J.P. Morgan Chase Bank, as Trustee (including form of 8 3/4% Senior Subordinated Note) (incorporated by reference to Exhibit 4.1 to the June 30, 2004 10-Q).

4.2	First Amendment to Amended and Restated Indenture dated as of June 18, 2004, among PXP, the Subsidiary Guarantors, and JP Morgan Chase Bank, National Association as Trustee, dated as of December 1, 2005 (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed December 6, 2005).

4.3	Second Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of June 30, 2004, among Plains Exploration & Production Company, Plains E&P Company, the Subsidiary Guarantor Parties Thereto, and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the June 30, 2004 10-Q).

4.4	Third Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of December 30, 2004, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, Plains Louisiana Inc., PXP Louisiana L.L.C. and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-K for the year ended December 31, 2004 (the “2004 10-K”)).

4.5	Fourth Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of June 30, 2005, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the period ending June 30, 2005 (the “June 30, 2005 10-Q”).

4.6	Indenture dated as of June 30, 2004, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, and Wells Fargo Bank, N.A., as Trustee (including form of 7 1/8% Senior Note) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-4 (file no. 333-118350) filed on August 18, 2004 (the “August 2004 S-4”)).

4.7	First Supplemental Indenture to Indenture dated as of June 30, 2004, dated as of December 30, 2004, among Plains Exploration & Production Company, Plains Louisiana Inc., PXP Louisiana L.L.C., and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the 2004 10-K).

Exhibit Number		Description

4.8		Second Supplemental Indenture to Indenture dated as of June 30, 2004, dated as of June 30, 2005, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the June 30, 2005 10-Q).

4.9		First Amendment to Indenture dated as of June 30, 2004, among PXP, the Subsidiary Guarantors and Wells Fargo Bank, N.A. as Trustee, dated as of December 1, 2005 (incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed December 6, 2005).

5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

8.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters.

8.2	**	Opinion of Vinson & Elkins L.L.P. regarding tax matters.

21.1		List of Subsidiaries of Plains Exploration & Production Company (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K for the year ended December 31, 2005).

23.1	**	Consent of Akin Gump Strauss Hauer & Feld LLP (to be included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement).

23.2	**	Consent of Vinson & Elkins L.L.P. (to be included in the opinion filed as Exhibit 8.2 to this Registration Statement).

23.3	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Plains Exploration & Production Company.

23.4	*	Consent of Ernst & Young LLP, independent registered public accounting firm for Stone Energy Corporation.

23.5	*	Consent of Netherland, Sewell & Associates, Inc., independent petroleum consulting firm for Plains Exploration & Production Company.

23.6	*	Consent of Ryder Scott Company, L.P., independent petroleum consulting firm for Plains Exploration & Production Company.

23.7	*	Consent of Netherland, Sewell & Associates, Inc,. independent petroleum consulting firm for Stone Energy Corporation.

23.8	*	Consent of Ryder Scott Company, L.P., independent petroleum consulting firm for Stone Energy Corporation.

23.9	*	Consent of Cawley, Gillespie & Associates, Inc., independent petroleum consulting firm for Stone Energy Corporation.

24.1	*	Powers of Attorney (included on the signature page).

99.1	**	Form of Proxy Card for Plains Exploration & Production Company Special Meeting.

99.2	**	Form of Proxy Card for Stone Energy Corporation Special Meeting.

99.3	*	Consent of J.P. Morgan Securities, Inc.

99.4	*	Consent of Jefferies & Company, Inc.

*	Filed herewith.
**	To be filed by amendment.

ITEM 22.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1. that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

2. that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

4. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 22, 2006.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/S/ JAMES C. FLORES
James C. Flores Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Flores and John F. Wombwell and each of them, any of whom may act without joinder of the other, his or her lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on May 22, 2006.

/S/ JAMES C. FLORES James C. Flores	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/S/ ISAAC ARNOLD, JR. Isaac Arnold, Jr.	Director

/S/ ALAN R. BUCKWALTER, III Alan R. Buckwalter, III	Director

/S/ JERRY L. DEES Jerry L. Dees	Director

/S/ TOM H. DELIMITROS Tom H. Delimitros	Director

/S/ ROBERT L. GERRY, III Robert L. Gerry, III	Director

/S/ JOHN H. LOLLAR John H. Lollar	Director

/S/ CYNTHIA A. FEEBACK Cynthia A. Feeback	Vice President, Chief Financial and Accounting Officer and Controller (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated April 23, 2006 by and among Plains Exploration & Production Company, Stone Energy Corporation and Plains Acquisition Corporation (incorporated by reference to Exhibit 99.2 to Stone Energy Corporation’s Schedule 13D filed on May 3, 2006 (File No. 001-12074)).

3.1	Certificate of Incorporation of Plains Exploration & Production Company (incorporated by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (file no. 333-90974) filed on October 3, 2002 (the “Amendment No. 2 to Form S-1”)).

3.2	Certificate of Amendment to the Certificate of Incorporation of Plains Exploration & Production Company dated May 14, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form
10-Q for the period ending June 30, 2004 (the “June 30, 2004 10-Q”)).

3.3	Bylaws of Plains Exploration & Production Company (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to Form S-1).

4.1	Amended and Restated Indenture, dated as of June 18, 2004, among Plains Exploration & Production Company, Plains E&P Company, the Subsidiary Guarantor Parties Thereto, and J.P. Morgan Chase Bank, as Trustee (including form of 8 3/4% Senior Subordinated Note) (incorporated by reference to Exhibit 4.1 to the June 30, 2004 10-Q).

4.2	First Amendment to Amended and Restated Indenture dated as of June 18, 2004, among PXP, the Subsidiary Guarantors, and JP Morgan Chase Bank, National Association as Trustee, dated as of December 1, 2005 (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed December 6, 2005).

4.3	Second Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of June 30, 2004, among Plains Exploration & Production Company, Plains E&P Company, the Subsidiary Guarantor Parties Thereto, and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the June 30, 2004 10-Q).

4.4	Third Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of December 30, 2004, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, Plains Louisiana Inc., PXP Louisiana L.L.C. and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-K for the year ended December 31, 2004 (the “2004 10-K”)).

4.5	Fourth Supplemental Indenture to Amended and Restated Indenture dated as of June 18, 2004, dated as of June 30, 2005, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the period ending June 30, 2005 (the “June 30, 2005 10-Q”).

4.6	Indenture dated as of June 30, 2004, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, and Wells Fargo Bank, N.A., as Trustee (including form of 7 1/8% Senior Note) (incorporated by reference to Exhibit 4.1 to the Company’s Form S-4 (file no. 333-118350) filed on August 18, 2004 (the “August 2004 S-4”)).

4.7	First Supplemental Indenture to Indenture dated as of June 30, 2004, dated as of December 30, 2004, among Plains Exploration & Production Company, Plains Louisiana Inc., PXP Louisiana L.L.C., and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.5 to the 2004 10-K).

4.8	Second Supplemental Indenture to Indenture dated as of June 30, 2004, dated as of June 30, 2005, among Plains Exploration & Production Company, the Subsidiary Guarantor Parties thereto, and Wells Fargo Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the June 30, 2005 10-Q).

Exhibit Number		Description

4.9		First Amendment to Indenture dated as of June 30, 2004, among PXP, the Subsidiary Guarantors and Wells Fargo Bank, N.A. as Trustee, dated as of December 1, 2005 (incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed December 6, 2005).

5.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

8.1	**	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters.

8.2	**	Opinion of Vinson & Elkins L.L.P. regarding tax matters.

21.1		List of Subsidiaries of Plains Exploration & Production Company (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K for the year ended December 31, 2005).

23.1	**	Consent of Akin Gump Strauss Hauer & Feld LLP (to be included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement).

23.2	**	Consent of Vinson & Elkins L.L.P. (to be included in the opinion filed as Exhibit 8.2 to this Registration Statement).

23.3	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Plains Exploration & Production Company.

23.4	*	Consent of Ernst & Young LLP, independent registered public accounting firm for Stone Energy Corporation.

23.5	*	Consent of Netherland, Sewell & Associates, Inc., independent petroleum consulting firm for Plains Exploration & Production Company.

23.6	*	Consent of Ryder Scott Company, L.P., independent petroleum consulting firm for Plains Exploration & Production Company.

23.7	*	Consent of Netherland, Sewell & Associates, Inc,. independent petroleum consulting firm for Stone Energy Corporation.

23.8	*	Consent of Ryder Scott Company, L.P., independent petroleum consulting firm for Stone Energy Corporation.

23.9	*	Consent of Cawley, Gillespie & Associates, Inc., independent petroleum consulting firm for Stone Energy Corporation.

24.1	*	Powers of Attorney (included on the signature page).

99.1	**	Form of Proxy Card for Plains Exploration & Production Company Special Meeting.

99.2	**	Form of Proxy Card for Stone Energy Corporation Special Meeting.

99.3	*	Consent of J.P. Morgan Securities, Inc.

99.4	*	Consent of Jefferies & Company, Inc.

*	Filed herewith.
**	To be filed by amendment.